As filed with the Securities and Exchange Commission on March 18, 2005

Registration No. 333-[          ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TERRANOVA S.A.

(Exact Name of Registrant as Specified in Its Charter)

TERRANOVA S.A.

(Translation of Registrant’s Name Into English)

The Republic of Chile (State or Other Jurisdiction of Incorporation or Organization)	2400 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Terranova S.A. Avenida Apoquindo 3650 Piso 10 Las Condes, Santiago Chile +56 (2) 350-6000		Terranova Forest Products, Inc. 2440 Clements Ferry Road Wando, South Carolina 29492 +1 (843) 216-2100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)		(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Services)

Copies of communications to:

Richard M. Kosnik, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

+1 (212) 326-3939

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after this Registration Statement becomes effective and all conditions to the consummation of the merger described herein have been met.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered (2)	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (3)
Common stock without nominal (par) value	200,293,227	N/A	82,307,131.56	9,687.55

(1)	American depositary shares evidenced by American depositary receipts issuable upon deposit of a portion of the shares of Terranova being registered, with no nominal value, will be registered under a separate registration statement on Form F-6. Each American depositary share represents 50 shares of Terranova.
(2)	Includes the maximum number of Terranova shares expected to be issued to Masisa securityholders resident in the United States pursuant to the merger, including (x) 30,458,706 Terranova shares to be issued to holders of Masisa shares resident in the Untied States and (y) 3,396,691 Terranova American depositary shares to be represented by Terranova shares. The securities to be issued in connection with the merger outside the United States are not registered under this registration statement.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the high and low sale prices of (x) Masisa shares as reported on the Santiago Stock exchange on March 16, 2005, converted into U.S. dollars based on an exchange rate of 590.16 = US$1.00, the Observed Rate on March 16, 2005, and reflecting the merger ratio of 2.56 shares of Terranova for every 1 share of Masisa and (y) Masisa ADSs being exchanged pursuant hereto on the New York Stock Exchange on March 16, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, MARCH [    ], 2005

INFORMATION STATEMENT AND PROSPECTUS

MASISA S.A.

Santiago, March [    ], 2005

Dear Shareholder:

On August 25, 2004, the boards of directors of Terranova S.A. and Masisa S.A. approved proposing a merger of the two companies to their respective shareholders. If the merger is approved by two-thirds of the outstanding shares of each company, we intend to complete the merger on or before [            ], 2005, subject to the conditions described in the information statement and prospectus. You should be aware that Compañía de Inversiones Suizandina S.A., a Chilean holding company, beneficially owns, directly and indirectly through its subsidiary Inversiones Forestales Los Andes S.A., in the aggregate approximately 76.38% of Terranova’s shares and it will vote these shares in favor of the merger and the exchange ratio at the Terranova shareholders meeting. As a result, approval of the merger and the exchange ratio by Terranova’s shareholders is assured. You should also be aware that Terranova owns 52.43% of our shares and intends to vote all of those shares in favor of approving the proposed merger and exchange ratio. Accordingly, unless approximately 70.1% of the shares not owned by Terranova are voted against the merger and exchange ratio, the merger and the exchange ratio will be approved by Masisa’s shareholders. The procedures for voting, as well as the requirements for obtaining a quorum, are different in Chile than those which would typically apply to most U.S. companies. We urge you to read carefully the description of these procedures and requirements beginning on page 41.

In the proposed merger, Masisa will merge into Terranova and Masisa common shareholders will receive 2.56 shares of Terranova common stock for each Masisa share they own. Masisa American depositary share (“ADS”) holders will receive 1.536 Terranova ADSs for each Masisa ADS they own. Each Masisa ADSs represents 30 shares of Masisa common stock and each Terranova ADS will represent 50 shares of Terranova common stock. We have applied to list the Terranova ADSs on the New York Stock Exchange under the symbol “MYS.” On March 14, 2005, the closing price on the Santiago Stock Exchange of Terranova common stock was Ch$142.00 per share and Masisa common stock was Ch$367.50 per share, and the closing price on the New York Stock Exchange of Masisa ADSs was US$18.85 per ADS. We urge you to obtain current market quotations for the Masisa and Terranova common stock and the Masisa ADSs.

Whether the transaction will be a taxable transaction or a tax-free transaction for U.S. holders of Masisa common stock and ADSs for U.S. federal income tax purposes cannot be determined with certainty until all of the Masisa shareholders and ADS holders, if any, exercise their rights to withdraw from Masisa have given the requisite notice of the exercise of their rights to withdraw from Masisa and Masisa determines the amount of the required payments to be made to such persons and whether it can make such payments to such persons solely out of Masisa’s own assets. Because the tax status of the merger cannot be determined with certainty at this time, the discussion of the tax treatment of the merger contained herein assumes that the merger will be a taxable transaction to U.S. Holders. U.S. Holders of Masisa common stock and ADSs are urged to assume, in deciding whether or not to vote in favor of the merger, that the merger will be characterized, for U.S. federal income tax purposes, in a manner that is least advantageous to such Holders. Please read carefully the tax treatment of the transaction beginning on page 45 under the heading “Material United States Tax Consequences.”

After careful consideration, the Masisa board of directors has unanimously determined that the merger with Terranova is in the best interest of the Masisa shareholders. Masisa’s board recommends that you vote for approval of the merger.

The accompanying document provides detailed information about the proposed merger and the Masisa shareholders meeting to vote on it. This document is also a prospectus for the Terranova ADSs that will be issued in the merger. We encourage you to read this material carefully. Please pay particular attention to the discussion of “Risk Factors” beginning on page 10 for a discussion of the risks related to the merger and ownership of Terranova ADSs.

Very truly yours,

Julio Moura

Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger, nor have they passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The date of this document is March [    ], 2005 and it is first being mailed to the Masisa ADS holders and shareholders of Masisa resident in the United States on or about March [    ], 2005.

Santiago, March [    ], 2005

MASISA S.A.

Open-end Stock Company

(Securities Registry Entry No. 132)

Notice of Extraordinary Shareholder’s Meeting

Upon the resolution by the Board of Directors and in accordance with the provisions of Law No. 18046, the shareholders of Masisa S.A. (“Masisa”) are hereby called to an Extraordinary Meeting to be held on [                ], 2005, at [    ] AM, at the offices located at J.M. Balmaceda 8050, Valdivia, Chile, for the following purposes:

1. To approve the merger by absorption of Masisa into Terranova S.A. (“Terranova”). As a consequence of the merger Terranova, as the surviving entity, will acquire the assets and assume the liabilities of Masisa at their book value on the audited balance sheet and other audited financial statements as of December 31, 2004, and will succeed Masisa in all of its rights and obligations and will incorporate the equity and shareholders of Masisa into Terranova, resulting in the automatic dissolution of Masisa. If approved, the merger will be accounted for as of January 1, 2005.

2. To approve the following documents which will serve as the basis for the proposed merger:

•	the financial statements of each of Masisa and Terranova, as of December 31, 2004, audited by PricewaterhouseCoopers as external auditors to each company; and

•	the expert reports (informe pericial) prepared in accordance with article 99 of the Chilean Corporations Law.

3. To approve the exchange ratio of 2.56 shares of Terranova common stock for each share of Masisa.

4. To approve the amended bylaws of Terranova which will consist of the existing bylaws of Terranova, amended by the text received by the Board of Directors from Terranova, also to be approved by Terranova’s shareholders at the Terranova shareholders meeting called to approve the proposed merger.

5. To inform the shareholders that as a consequence of the merger, the current American depositary receipt program of Masisa listed on the New York Stock Exchange, will be terminated and that the Masisa American depositary shares (“ADSs”) will be replaced with new ADSs of Terranova listed on the New York Stock Exchange under the symbol “MYS”.

6. To adopt all other resolutions deemed necessary to consummate the merger on the terms and conditions ultimately approved by the shareholders and to grant full authority, and all powers of attorney deemed necessary, to the Board of Directors to do all things necessary to legalize, consummate and effect the merger resolutions and all other resolutions adopted by the shareholders.

Withdrawal Rights

(Derecho a Retiro)

In accordance with Law No. 18,046 on Corporations and the Regulations thereunder, if the merger as proposed by the Board of Directors of the Corporation is approved, shareholders that dissent from the merger proposal will have the right to withdraw from the Corporation in accordance with the above referenced law, within the 30 days following the Extraordinary Shareholders Meeting called by this Notice. This right of withdrawal will expire on [                ], 2005. A dissenting shareholder is any shareholder who attends the Meeting and votes against the resolutions adopted at the meeting, or who is not present at the meeting but who notifies the Corporation in writing within 30 days of the shareholders meeting of his opposition to the merger as approved at the shareholders meeting.

The Board of Directors of Masisa S.A. reserves the right to call a new Extraordinary Shareholders Meeting of the Corporation, to be held within the period provided for in article 71 of the Corporations Law, so that the shareholders may revoke or ratify resolutions which gave rise to the right of withdrawal. Such a meeting would be called if the opinion of the Board of Directors an excessive amount of shares were withdrawn from the Corporation. If the resolutions approving the merger are revoked, the right to withdraw from the Corporation will expire.

PARTICIPATION AT THE MEETING

In accordance with applicable law, the holders of shares registered in the Shareholders Registry Book five days prior to the date of the meeting, shall be entitled to participate at that meeting.

QUALIFICATION OF POWERS OF ATTORNEY

The process for the qualification of proxies, if applicable, will be conducted on the same day as the meeting, at the place and time indicated for the commencement of each meeting. For the convenience of the shareholders, they are kindly requested to submit their powers of attorney on the date of the meeting, one hour before the meeting begins.

The Chairman

* * * * *

Holders of two-thirds of the outstanding voting shares of Masisa, including the shares underlying Masisa’s ADSs, must approve the merger. You may instruct the depositary to vote the shares of Masisa common stock underlying your ADSs in favor of or in opposition to the merger. The shares of Masisa common stock underlying Masisa ADSs as to which the depositary does not receive voting instructions will be voted in accordance with Masisa’s instructions. Masisa intends to vote these shares in favor of the merger. Please take the time to vote by completing and mailing the enclosed voting instructions card to us. Voting instructions are inside.

This document incorporates by reference important business and financial information about Masisa that is not included in this document. You may obtain this information without charge from us by written or oral request at the following addresses and telephone numbers:

Masisa S.A. Av. Apoquindo 3650, Piso 10 Las Condes, Santiago Chile Telephone: +56 (2) 707-8800	Terranova S.A. Av. Apoquindo 3650, Piso 10 Las Condes, Santiago Chile Telephone: +56 (2) 350-6000

To obtain timely delivery of the information, please request documents no later than March [    ], 2005.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Except as otherwise specifically noted, “Terranova,” as well as “we,” “our,” “us” and similar words in this information statement and prospectus refer to Terranova S.A. and its consolidated subsidiaries. Masisa S.A. is one of our consolidated subsidiaries and when we describe Terranova we include Masisa and its consolidated subsidiaries in that description. When we refer to “Masisa” or “Masisa S.A.” we mean Masisa S.A. and its consolidated subsidiaries separate from the other businesses of Terranova. When we refer to “new Masisa” or “new Masisa S.A.” we mean Terranova as the surviving entity in the merger, as described in this information statement and prospectus, after giving effect to the change of the surviving entity’s name from Terranova to Masisa.

In this section, “Questions and Answers About the Merger,” and in the “Summary” beginning on page 1, we highlight selected information from this information statement and prospectus but we have not included all of the information that may be important to you. To better understand the offer and the merger and for a more complete description of their legal terms, you should read carefully this entire information statement and prospectus, including the annexes, as well as the documents we have incorporated by reference into this information statement and prospectus. See “Where You Can Find More Information” beginning on page 177.

Q.    Why is Terranova proposing to merge with Masisa?

A.    Terranova believes that the complementary strengths of the two companies will create an even more competitive Latin American forest and wood products company. Terranova believes that together the two companies can more fully utilize their timber assets from their forestry operations and can continue to improve their industrial and corporate efficiency to keep costs low. Terranova also believes that the merged company will benefit from Masisa’s strong Latin American distribution network through its retail furniture supply franchise chain called “Placacentros.” We also believe that the merger of Masisa into Terranova will be the most tax efficient combination of the companies.

Q.    Why is Masisa proposing to merge with Terranova?

A.    Masisa believes that each company will benefit from the combination of their complementary product mixes and from cross-selling each other’s products through Masisa’s Placacentros and Terranova Forest Products in the United States. Masisa also believes that Terranova’s forestry assets will provide its board production operations with advantageous access to raw materials.

Q.    Which company will survive the proposed merger?

A.    If the merger is approved, Masisa will be merged into and with Terranova and Terranova will be the surviving entity.

Q.    What will be the name of the merged company if the merger is approved?

A.    If the merger is approved, Terranova will change its name to Masisa S.A. However, even though the merged company’s name will be Masisa S.A., the merged company, which we also refer to as the “surviving company” or “surviving entity” will be the company that is now called Terranova S.A., and that the company that is now called Masisa S.A. will no longer exist as a separate entity.

Q.    If Terranova S.A. will be the surviving company, why will its name be changed to Masisa S.A.?

A.    As we explain in this information statement and prospectus, we believe that the most advantageous structure for the merger is one in which Masisa is merged into and with Terranova and Terranova continues after the merger as the surviving company. We also believe that “Masisa” has strong name and brand recognition in our Latin American markets that we, as the surviving entity, wish to preserve. Further, we believe that “Masisa” will also be a strong name and brand in our United States and other markets outside of Latin America. Our decision to change the name of Terranova S.A. to Masisa S.A. after the merger is one example of how we believe each of the current companies will contribute its current strengths to a stronger combined company through the proposed merger.

Q.    What will Masisa shareholders and holders of Masisa American depositary shares receive in the merger?

A.    For each Masisa share you own, you will receive 2.56 Terranova shares, except that we will not issue fractional shares and at the time of the exchange you will receive the number of whole shares you are entitled to based on the exchange ratio, and cash in lieu of a fractional share.

For each Masisa American depositary share (“ADS”) you own, you will receive 1.536 Terranova ADSs, except that we will not issue fractional ADSs and at the time of the exchange you will receive the number of whole ADSs you are entitled to based on the exchange ratio, and cash in lieu of a fractional ADS. When those shares and ADSs are issued to you, they will be shares and ADSs of the merged company, which will be called Masisa S.A.

Q.    What are Terranova ADSs and ADRs?

A.    A Terranova ADS is an American depositary share which represents 50 shares of Terranova common stock. The Terranova ADSs will be issued under the terms of a deposit agreement to allow U.S. shareholders to more easily hold and trade interests in Terranova after the merger. The Bank of New York will be the depositary bank for the Terranova ADSs and will issue the Terranova ADSs to you and hold the Terranova shares represented by the ADSs on your behalf in a safekeeping account in Chile. ADSs are evidenced by American depositary receipts (“ADRs”). ADRs are like stock certificates which evidence shares represented by ADSs. For a description of the Terranova ADSs, see “Part Six—Legal Information—Description of Terranova American Depositary Receipts.”

Q.    Are Terranova shares traded on any stock exchange?

A.    Yes. Terranova shares are traded under the symbol “Terranova” on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange.

Q.    Will the Terranova ADSs be traded on any stock exchange?

A.    Terranova will apply for listing of its ADSs on the New York Stock Exchange and anticipates that the ADSs will trade on that exchange under the symbol “MYS”. If Terranova is unable to list its ADSs on the New York Stock Exchange, it intends to seek approval for quotation of the ADSs on the Nasdaq.

Q.    How do I vote my Masisa shares and ADSs?

A.    If you hold common shares as a registered shareholder of Masisa, you must vote your shares at the extraordinary meeting of Masisa shareholders. You may vote your shares at the extraordinary meeting of Masisa shareholders either by attending the meeting in person or by granting a Chilean power of attorney to an attorney-in-fact who must attend the meeting in person and vote your shares on your behalf.

If you hold ADSs, The Bank of New York, as depositary under the Masisa ADR program, will transmit to you the notice of the Masisa meeting together with this document and an ADS voting instructions card. You may instruct the depositary to vote the shares of Masisa common stock represented by your ADSs in favor of or in opposition to the merger.

Q.    May I change my vote?

A.    Yes. If you hold common shares, you may change your vote by delivering a later-dated signed written notice of revocation of power of attorney before the extraordinary meeting of Masisa shareholders. If you hold ADSs, you may change your vote by delivering a later-dated signed ADS voting instructions card before the extraordinary meeting of Masisa shareholders.

Q.    What will happen if I abstain from voting or fail to vote?

A.    In order for the merger to be approved by Masisa’s shareholders, two thirds of the shares issued and outstanding as of the record date must be voted in favor of the merger. This means that if you hold common shares as a registered shareholder and you abstain from voting or fail to vote your shares, your abstention or failure to vote will have the same effect as a vote against the merger.

However, if you hold ADSs and you do not provide voting instructions to the depositary or if you provide voting instructions to the depositary that do

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not instruct the depositary to either vote in favor of or against the merger, then all of the shares of Masisa common stock represented by your Masisa ADSs will be voted in accordance with Masisa’s instructions. Masisa intends to vote all of these shares in favor of the merger.

Q.    Should I send in my Masisa share certificates or ADRs now?

A.    No. You should not submit your Masisa share certificates or Masisa ADRs at this time. If the merger is approved, the completion of the merger and the exchange of shares will still be subject to the conditions described in this information statement and prospectus. Promptly after the conditions have been met, Terranova (which will then have changed its name to Masisa) will publish a notice in a Chilean newspaper instructing registered shareholders when the exchange of shares will occur and how they may exchange Masisa share certificates for share certificates of the merged company. Under Chilean law it is not necessary to exchange your share certificates because after the exchange of shares each share evidenced by a Masisa share certificate that has not been exchanged for a Terranova share certificate will represent 2.56 shares of Terranova.

If you hold Masisa ADSs, then promptly after Terranova publishes the notice announcing the date of the exchange of shares, you will receive a transmittal form with instructions for exchanging your Masisa ADRs for Terranova ADRs. When the exchange of shares occurs, all Masisa ADSs will be exchanged for the newly issued Terranova ADSs and any Masisa ADRs that are not exchanged as instructed in the transmittal form, and which remain outstanding after the exchange of shares, will represent only the right to receive upon exchange the number of Terranova ADRs determined in accordance with the exchange ratio, plus any cash in lieu of fractional shares and any distributions paid by Terranova after that exchange of shares.

Q.    Are there any conditions to the merger?

A.    Yes, the merger will only be consummated if

•	the merger is approved by holders of two thirds of the outstanding voting shares of Masisa and holders of two thirds of the outstanding voting shares of Terranova,

•	neither the shareholders of Masisa nor the shareholders of Terranova vote, at a second extraordinary shareholders meeting, by a majority of two thirds of the shares of such company outstanding on the record date for such meeting, to revoke their prior approval of the merger, and

•	we obtain all Chilean registrations and approvals which are preconditions to the issuance and listing by Terranova of the shares to be exchanged for shares of Masisa.

You should be aware that

•	our controlling shareholder owns 76.4% of our shares and intends to vote all such shares in favor of the merger,

•	we own 52.43% of the shares of Masisa and intend to vote all such shares in favor of the merger, and

•	because our controlling shareholder owns 76.4% of our shares, it has the ability to cause the merger to be revoked at a second meeting of Terranova shareholders without any further action on the part of Masisa’s shareholders.

Q.    Under what conditions would a second extraordinary shareholders meeting of Masisa or Terranova be called to ratify or revoke their prior approval of the merger?

A.    Both the boards of Masisa and Terranova reserve their right under Chilean law to call a second shareholders meeting for the purpose of ratifying or revoking the prior approval of the merger by their respective shareholders. Such a meeting will only be called if the board of either company determines that the number of shareholders of Masisa and Terranova that exercise their right to withdraw from the merger will result in the payment of an amount of cash to such withdrawing shareholders that such board determines in its discretion to be excessive. Any such meeting must be called not later than 45 calendar days after the date of the shareholders meeting of Masisa or Terranova, as applicable, at which the merger was first approved.

If at any second meeting called to ratify or revoke the merger, two thirds of the outstanding shares of either company vote to revoke the prior approval of the merger, the merger will not be consummated. Because our controlling shareholder owns 76.4% of our shares, it has the ability to cause the merger to be revoked at a second meeting of Terranova shareholders without any further action on the part of Masisa’s shareholders.

Q.    When do you expect the merger to be completed?

A.    If the merger is approved, Terranova must complete or obtain various registrations and approvals which are required before Terranova can issue and list for trading the shares which will be exchanged for shares of Masisa. In Chile, this process normally takes between 60 and 90 calendar days after the date of the last shareholder meetings of Masisa or Terranova, as applicable, at which the merger was first approved. Accordingly, we expect to complete the merger between [                ], 2005 and [                ], 2005. However, because we cannot predict the exact amount of time that will be required to complete or obtain the various registrations and approvals, we cannot predict the exact time at which the merger will be completed.

Q.    Is the merger taxable for U.S. Federal Income Tax purposes?

A.    Whether the merger will be a taxable transaction or a tax-free transaction to U.S. holders of Masisa common stock and ADSs cannot be determined with certainty at this time. Because the tax status of the merger cannot be determined with certainty at this time, the discussion of the tax treatment of the merger contained herein assumes that the merger will be a taxable transaction to U.S. Holders. We urge you to assume that the merger will be characterized in a manner that is least advantageous to you for U.S. federal income tax purposes, and to consult your own tax advisor about your personal tax situation to be certain about the U.S. federal income tax consequences to you.

Presentation of Information

Terranova S.A. (together with its consolidated subsidiaries, “Terranova” or the “Company”) is a publicly-held corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“Chile”).

In this information statement and prospectus, unless otherwise specified, all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, references to the “Consumer Price Index” or “CPI” are to the Indice de Precios al Consumidor published by the Chilean Instituto Nacional de Estadísticas and references to “UF” or “Unidades de Fomento” are to Unidades de Fomento, a Chilean financial index adjusted for changes in the CPI. The Company and Masisa each publish their respective financial statements in U.S. dollars. See Note 23 of our audited consolidated financial statements (“consolidated financial statements”) included in this information statement and prospectus and Note 23 of the audited consolidated financial statements of Masisa included in Item 18 of Masisa’s Annual Report on Form 20-F (the “Masisa consolidated financial statements”) which is incorporated by reference into this information statement and prospectus and the Registration Statement on Form F-4 of which it is a part. Unless otherwise specified, financial data in our consolidated financial statements, the Masisa consolidated financial statements and elsewhere in this information statement and prospectus are presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). Chilean GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 23 of our consolidated financial statements (“Note 23”) provides a description of the principal differences between Chilean GAAP and U.S. GAAP, and contains a reconciliation to U.S. GAAP of our total shareholders’ equity as of September 30, 2004 and December 31, 2003 and our net income for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

On April 10, 2003, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) authorized Masisa to maintain its accounting records in U.S. dollars as of January 1, 2003. On October 10, 2003, the Superintendencia de Valores y Seguros (the “Chilean Securities and Insurance Authority” or “SVS”) authorized Masisa to present its annual and quarterly statutory financial statements in U.S. dollars. Masisa’s functional currency has not changed and remains the U.S. dollar. In accordance with Chilean GAAP, Masisa’s Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously presented in Chilean pesos were recast in accordance with accounting principles generally accepted in Chile to be presented in U.S. dollars using the exchange rates as of December 31, 2002 and 2001. The exchange rates used for this purpose as of December 31, 2002 and 2001 were Ch$718.61 and Ch$654.79. See Note 23 of Masisa’s Consolidated Financial Statements for a description and quantification of the differences between U.S. GAAP and Chilean GAAP related to the process of recasting the financial statements for periods prior to January 1, 2003.

For the convenience of the reader, certain amounts have been translated from Chilean pesos into U.S. dollars at the rate specified herein. U.S. dollar equivalent information for information derived from our consolidated financial statements and the Masisa consolidated financial statements is based on the Dólar Observado (the “Observed Exchange Rate”) reported by Banco Central de Chile (the “Central Bank”) for September 30, 2004, which was Ch$608.90 = US$ 1.00. Other U.S. dollar equivalent information related to transactions described in this information statement and prospectus is based on the Observed Exchange Rate in effect at the relevant time of such transactions. No representation is made that the Ch$ or US$ amounts shown in this information statement and prospectus could have been or could be converted into US$ or Ch$, as the case may be, at any particular rate. The Observed Exchange Rate, as would be used for accounting purposes, for March 14, 2005 was Ch$588.72 = US$ 1.00. See “Part Seven—Additional Information for Shareholders—Exchange Rates” for information regarding historical exchange rates since January 1999. The UF on September 30, 2004 had a value of Ch$17,190.78.

This information statement and prospectus contains statements that constitute forward looking statements. These statements appear throughout this information statement and prospectus and include statements regarding our intent, belief or current expectations or the intent, belief or current expectations of our management, including with respect to

•	our business, plans and operations,

•	trends affecting our financial condition or results of such operations and

•	the future impact of competition and regulations.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those described in such forward looking statements included in this information statement and prospectus, depending upon a number of factors, including, but not limited to,

•	our ability to implement its business plan,

•	the nature and extent of future competition in our principal markets, and

•	official political, economic and demographic developments in Chile, the United States, Argentina, Brazil, Mexico, Venezuela, Colombia, Costa Rica, Guatemala, Honduras and other markets. See “Operating and Financial Review and Prospects” for further discussion of factors that could cause such material differences.

Each “hectare” equals approximately 2.471 acres, each “kilometer” equals approximately 0.621 miles, each “cubic meter” or “m3” equals approximately 35.315 cubic feet or 1.308 cubic yards and each “metric ton” equals 1,000 kilograms or approximately 2,205 pounds.

Percentages and certain amounts contained in this information statement and prospectus have been rounded for ease of presentation. Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding.

S UMMARY

This summary highlights selected information described in greater detail elsewhere in this document. It does not contain all of the information that may be important to you. You should read carefully this entire document and the additional documents referred to in this document to fully understand the proposed merger.

Terranova Is Acquiring Masisa in a Stock-for-Stock and ADS-for-ADS Deal

We propose a merger in which Masisa will merge with and into Terranova, with Terranova continuing after the merger as the surviving company. Following the merger, Masisa will no longer exist. However, Terranova, as the surviving company, will change its name to Masisa S.A. If the shareholders of both companies approve the merger, we expect the merger to be completed on or before [                ], 2005. However, we cannot predict the exact amount of time that will be required to complete or obtain the various registrations and approvals that we must obtain before completing the merger. Accordingly, we cannot predict the exact time at which the merger will be completed.

When we complete the merger, holders of Masisa common stock will have the right to receive 2.56 Terranova shares for each share of Masisa common stock they own, and you will have the right to receive 1.536 Terranova American depositary shares (“ADS”) (each such ADS representing 50 Terranova shares) for each Masisa ADS (which represents 30 shares of Masisa common stock) you own, in each case with cash paid instead of fractional shares or ADSs. Accordingly, up to an aggregate of 1,130,632,161 Terranova shares will be issuable to shareholders of Masisa upon consummation of the merger.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in Chilean pesos) of the shares of Terranova and Masisa common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) of Masisa ADSs as reported by the NYSE. The closing prices of Terranova’s common stock, Masisa’s common stock and Masisa’s ADSs on August 25, 2004, the day preceding the public announcement of the merger, were CH$118.00, Ch$335.00 and US$15.66, respectively.

	Santiago Stock Exchange				NYSE
	Ch$ per share(1)				US$ per ADS(2)
	Terranova Common(3)		Masisa Common		Masisa
	H	L	H	L	H	L
2003
1st Quarter	78.11	65.09	185.00	155.00	7.80	5.90
2nd Quarter	78.11	64.88	207.00	174.00	8.70	7.23
3rd Quarter	70.52	62.92	200.00	165.00	8.70	7.23
4th Quarter	72.25	64.01	242.01	182.00	12.47	8.30

2004
1st Quarter	71.60	64.01	260.00	215.00	13.90	10.86
2nd Quarter	83.75	69.43	270.10	229.00	13.10	11.51
3rd Quarter	138.90	83.50	345.00	274.00	16.55	13.00
4th Quarter	156.00	140.01	390.00	316.00	20.25	15.45

2005
1st Quarter (through March 14, 2005)	152.00	132.00	390.00	340.00	20.00	18.30

Sources: Santiago Stock Exchange-Official Quotation Bulletin, NYSE.

(1)	Pesos per share reflect nominal closing price at trade date.
(2)	Price per ADS in US$; one ADS represents 30 shares of Masisa common stock.

(3)	Terranova’s stock price prior to May 2004 reflects the price of Terranova’s predecessor Forestal Terranova S.A., adjusted for the exchange ratio of 4.61 shares of Terranova for each share of Forestal Terranova exchanged in the merger of Forestal Terranova into Terranova on October 31, 2003. For more information on the merger and reorganization of Terranova, see “Part Three—The Merger.”

The following table reflects (a) the historical net income, dividends and book value per share of Terranova common stock in comparison with the pro forma net income, dividends and book value per share after giving effect to the proposed merger as a purchase of Masisa; (b) the historical net income and book value per share of Masisa common stock in comparison with the equivalent pro forma net income and book value per share attributable to 2.56 shares of Terranova common stock which will be received for each share of Masisa; and (c) the actual cash dividends per share compared in the case of Masisa, with the equivalent pro forma of two and 56/100th of the cash dividend paid on each share of Terranova common stock. This information presented in this table should be read in conjunction with, and is qualified in its entirety by, the pro forma combined financial statements, our audited consolidated financial statements and Masisa’s audited consolidated financial statements included or incorporated by reference in this document, respectively.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
	US$	US$
Terranova Common Stock
Basic earnings per common share:
Historical (Chilean GAAP)	(0.006)	0.007
Pro forma (Chilean GAAP)	—	0.008
Dividends per common share:
Historical	—	—
Pro forma(1)	—	—
Book value per common share at period end:
Historical (Chilean GAAP)	0.22	0.20
Pro forma (Chilean GAAP)	—	0.20
Masisa Common Stock
Basic earnings per common share:
Historical (Chilean GAAP)	0.01	0.04
Equivalent pro forma	—	0.02
Dividends per common share:
Historical	0.005	—
Equivalent pro forma	—	—
Book value per common share at period end:
Historical (Chilean GAAP)	0.49	0.52
Equivalent pro forma	—	0.51

(1)	Same as historical since no change in dividend policy is expected as a result of the acquisition.

Terranova and Masisa

When we describe our business in this information statement and prospectus we are referring to Terranova S.A. and its consolidated subsidiaries. Masisa S.A. is one of our consolidated subsidiaries and when we describe Terranova we include Masisa and its consolidated subsidiaries in that description. When we refer to Masisa S.A. or Masisa, we mean Masisa and its consolidated subsidiaries, separate from the other businesses of Terranova.

Terranova cultivates and manages forestry assets, supplies raw materials such as saw logs, pulp logs and chips to our industrial affiliates, and operates sawmills and solid wood product manufacturing and board plants.

Terranova’s principal production facilities are located in Chile, Venezuela, Argentina and Brazil. We also have smaller production facilities in Mexico and the United States. The principal markets for our products are the United States, Chile, Mexico, Brazil, Argentina and Venezuela.

Masisa, a majority owned subsidiary of Terranova, is a leading producer of particle board, medium-density fiberboard (“MDF”) and oriented strand board (“OSB”) in Latin America. Masisa’s production facilities are located in Chile, Argentina, Brazil and Mexico, and the principal markets for its products are Chile, Argentina, Brazil, and Mexico.

Dividend History; The Merged Company Will Continue the Current Dividend Policy

Terranova is required to pay a dividend of a minimum of 30% of the company’s prior year’s net income, subject to annual approval by our shareholders and sufficient disposable funds.

U.S. Tax Treatment of the Transaction to Masisa Shareholders

Whether your exchange of Masisa shares or ADSs for our shares or ADSs will be a taxable or tax—free transaction for U.S. federal income tax purposes, cannot be determined with certainty until all of the Masisa shareholders and ADS holders, if any, exercise their rights to withdraw from Masisa (“Withdrawing Masisa Shareholders”) have given the requisite notice of the exercise of their rights to withdraw from Masisa and Masisa determines the amount of the required payments to be made to such persons and whether it can make such payments to such persons solely out of Masisa’s own assets. Because the tax status of the merger cannot be determined with certainty at this time, the discussion of the tax treatment of the merger contained herein assumes that the merger will be a taxable transaction to U.S. Holders (defined in “Part Three—The Merger—Material United States Tax Consequences”). U.S. Holders of Masisa common stock and ADSs are urged to assume, in deciding whether or not to vote in favor of the merger, that the merger will be characterized, for U.S. federal income tax purposes, in a manner that is least advantageous to such Holders. Please read carefully the tax treatment of the transaction in “Part Three—The Merger—Material United States Tax Consequences.”

Your tax consequences will depend upon your personal situation. We urge that you consult a tax advisor concerning the possible tax consequences of the merger and the subsequent ownership of Terranova shares or ADSs.

Chilean Tax Treatment of the Transaction to Masisa Shareholders

The exchange of Masisa common stock or ADSs for Terranova shares or ADSs, respectively, will not result in the recognition of income, gain or loss to Foreign Holders for Chilean income tax purposes, except to the extent of any cash paid in lieu of fractional shares, or any cash paid to dissenting shareholders upon their exercise of the right to withdraw from Masisa. The term “Foreign Holders” is explained in “Part Three—The Merger—Material Chilean Tax Consequences.” You should read this section carefully.

Your tax consequences will depend upon your personal situation. We urge that you consult a tax advisor concerning the possible tax consequences of the merger and the subsequent ownership of Terranova shares or ADSs.

Basis For Exchange Ratio

Among other factors considered at its meeting on August 25, 2004, in deciding to approve proposing to Masisa’s shareholders an exchange ratio of 2.56 shares of Terranova for each share of Masisa, the Masisa board of directors considered the recent prices per share of Masisa’s and Terranova’s shares on the Santiago Stock Exchange, including the prices on August 24, 2004, as well as the value of each of Masisa and Terranova as determined by the board of directors of Masisa taking into account the valuation analysis prepared by J.P. Morgan Securities Inc., which we also refer to in this document as “JPMorgan,” on a discounted cash flow basis.

The board of directors of each of Terranova and Masisa authorized Nueva Holding, Inc. (“GrupoNueva”), an affiliate of Masisa and Terranova, to engage JPMorgan for the purpose of preparing a valuation analysis of each of Terranova and Masisa on a discounted cash flow basis in connection with the proposed merger. Masisa and Terranova, through GrupoNueva, paid JPMorgan a fee of US$500,000 plus expenses in connection with such services. In addition, Terranova and Masisa have agreed to pay JPMorgan an additional success fee of US$250,000 upon completion of the merger. Masisa’s basis for approving the exchange ratio is described in greater detail at “Part Three—The Merger—Reasons for the Merger—Recommendation of Masisa’s Board of Directors.”

Reasons for the Merger

The board of directors of Masisa believes that the merger of the two companies with complementary strengths will create a large, financially stronger and more efficient entity with enhanced ability to compete in the United States and its principal Latin American markets. Masisa’s board also believes that the merger, and the opportunities for revenue enhancement and cost savings that the merger will facilitate, will enable Masisa’s shareholders to participate, through the merged company, in greater opportunities for growth and higher profits. Based on our analyses, the board of directors of Masisa expects that the merged company can achieve synergies in marketing, operations, and finance. Masisa’s board of directors also expects that cost savings can be achieved by the merged company through the specialization of the merged company’s production facilities, economies of scale and reduction of overhead through centralized operations. Moreover, Masisa’s board of directors expects that the merged company can benefit from increases in income due to cross-selling optimization based on a wider and more complete product mix of the merged company.

See “Part Three—The Merger—The Merger—Reasons for the Merger—Recommendation of Masisa’s Board of Directors.”

Accounting Treatment of the Merger

We plan to account for the merger in accordance with Technical Bulletin 72 of Generally Accepted Accounting Principles in Chile (TB 72). In accordance with TB 72, as Terranova and Masisa are considered to be under common control, the acquisition of the 47.566% of Masisa, would be accounted for as a merger of commonly controlled companies in a manner similar to a “pooling of interest” as of January 1, 2005. For comparison purposes, the prior year financial statements prepared in accordance with Chilean GAAP will be also presented on a “pooling of interest” basis assuming the merger occurred as of the beginning of such reporting period. Hence, when the Company issues the consolidated financial statements as of and for the year ended December 31, 2005 in Chile, the consolidated financial statements as of and for the year ended December 31, 2004 will be restated to present the merger with Masisa as if it had occurred on January 1, 2004. Financial statements for periods prior to January 1, 2004 will not be restated.

Under US GAAP, we intend to account for the acquisition of the 47.566% minority interest of Masisa in accordance with the purchase method of accounting. As such, the acquired 47.566% interest of Masisa S.A. will be incorporated into Terranova S.A. using the purchase price as determined based on the market value of the Terranova S.A. shares offered in accordance with the step acquisition method for the newly acquired interest of Masisa. The book values of individual assets and liabilities will be adjusted to the fair values on the acquisition date for the proportional interest of Masisa acquired. Any excess value paid over the fair value of the acquired net assets of Masisa will be recorded as goodwill. From a US GAAP perspective goodwill and intangible assets with indefinite lives are not amortized under U.S. GAAP.

Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma financial information of Terranova gives effect to the merger with Masisa through the issuance of shares of Terranova or cash in the case of fractional shares.

The selected unaudited pro forma financial information is presented in accordance with preparation guidelines specified by the SEC. The pro forma presentation is intended to reflect the hypothetical impact on the historical financial statements if the proposed merger transaction occurred, with respect to the balance sheet as of the end of the pro forma period, September 30, 2004, and with respect to the income statement as of January 1, 2004, the beginning of the pro forma period. This pro forma presentation does not give effect to anticipated changes to be implemented by management to achieve consolidated cost savings nor other changes that may result from implementation of operational or strategic changes. Additionally, this pro forma presentation does not reflect the effect of any payment that may be required in connection with the exercise of withdrawal rights (derecho a retiro) by Terranova or Masisa shareholders and ADR holders under Chilean law in connection with the merger.

The unaudited pro forma adjustments, which are based on available information and certain assumptions we believe are reasonable in the circumstances, are described in “Part Three—The Merger—Unaudited Pro Forma Financial Information.”

We have prepared and presented the unaudited pro forma financial information in accordance with Chilean GAAP, which differs in some respects from U.S. GAAP. See “Part Three—The Merger—Unaudited Pro Forma Financial Information,” “—Notes to the Unaudited Pro Forma Financial Information” and Note 23 of our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, included elsewhere in this document.

The unaudited pro forma financial information of Terranova is for informational purposes only and does not represent Terranova’s financial position or results of operations as of any date or for any period, nor does it project Terranova’s financial position or results of operations as of any future date or for any future period.

We urge you to read this selected unaudited pro forma financial information in conjunction with our and Masisa’s audited consolidated financial statements and the notes thereto included elsewhere or incorporated by reference into this information statement and prospectus.

Selected financial information for Terranova and Masisa is presented in this information statement and prospectus under the headings “Part Four—Information About Terranova—Terranova Selected Financial Information” and “Part Five—Information About Masisa—Masisa Selected Financial Information.”

TERRANOVA S.A. AND SUBSIDIARIES

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

AS OF AND FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2004

(in thousands of US$, except per share amounts)	Pro forma
UNAUDITED PRO FORMA INCOME STATEMENT DATA
Chilean GAAP:
Net sales	476,456
Operating income	74,259
Non-operating results, net	(28,827)
Minority interest	1,707
Income taxes	(5,082)
Net income	42,057
Net income per share(1)	0.008
Net earnings per ADS(2)	0.42
Dividends per share(3)	—
Dividends per ADS(3)	—
U.S. GAAP:
Net sales	476,456
Operating income	74,040
Basic and diluted pro forma earnings (losses) per share	0.01
Net earnings per ADS(2)	0.43
Weighted average number of shares (in thousands)	5,049,060

UNAUDITED PRO FORMA BALANCE SHEET DATA
Chilean GAAP
Total assets	1,861,211
Total long-term liabilities	530,325
Minority interest	90,096
Shareholders’ equity	998,818
U.S. GAAP
Shareholders’ Equity	798,309

(1)	Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23 to the Consolidated Financial Statements.
(2)	Per ADS amounts are determined by multiplying per share amounts by 50, because one ADS is equal to 50 shares of common stock.
(3)	Same as historical since no change in dividend policy is expected as a result of the acquisition.

The Extraordinary Meeting of Masisa Shareholders; Two-Thirds Vote Is Required

The extraordinary meeting of Masisa shareholders will be held at [        ] A.M. on [                    ], 2005, at J.M. Balmaceda 8050, Valdivia, Chile. At the extraordinary meeting of Masisa shareholders, you will be asked to approve the merger of Masisa into Terranova with Terranova as the surviving corporation.

You can vote at the Masisa extraordinary meeting if you owned shares of Masisa common stock at the close of business on March [        ], 2005, or ADSs at the close of business on [                    ], 2005 and continue to hold such shares or ADSs up to and including [                    ], 2005, the date that is five business days before the shareholders meeting. On [                    ], 2005, there were 928,514,743 shares of Masisa common stock outstanding and entitled to vote, including the 66,455,610 shares underlying the Masisa ADSs. If you hold shares as a registered shareholder of Masisa, you may vote only by attending the shareholders meeting and voting in person or by appointing through a power of attorney an attorney-in-fact to attend the shareholders meeting and vote your shares on your behalf. For more information regarding the procedure for voting if you are a registered shareholder of Masisa, see “Part Three—The Merger—The Extraordinary Meeting of Masisa Shareholders—Votes Required and Voting by Power of Attorney or ADS Proxies—Shareholder Voting Procedures.”

If you hold Masisa ADSs and are eligible to vote at the extraordinary meeting, The Bank of New York, as depositary under the Masisa ADR program, will send to you the notice of the Masisa meeting together with this document and an ADS voting instructions card. You may then instruct the depositary to vote the shares of Masisa common stock underlying your ADSs in favor of or in opposition to the merger. All shares of Masisa common stock underlying ADSs as to which the depositary does not receive voting instructions, including as a result of abstention, failure to vote, or by failing to instruct the depositary on how to vote your shares, will be voted in accordance with Masisa’s instructions. Masisa intends to vote these shares in favor of the merger.

The affirmative vote of two-thirds of the votes attributable to the outstanding shares of the common stock of Masisa is required to approve the merger. We beneficially own approximately 52.43% of the outstanding common stock of Masisa and intend to vote in favor of the merger. As a result, unless an aggregate of 33% of shares outstanding five days before the date of the shareholders meeting (or 70.7% of the shares of Masisa that we do not own) are voted against the merger, the merger will be approved at the shareholders meeting. For purposes of determining whether the merger has been approved, all of the following will be counted as votes against the merger:

•	common shares of Masisa that are voted against the merger at the extraordinary meeting of Masisa shareholders either by the registered holder of such shares or by an attorney-in-fact voting such shares pursuant to a valid power of attorney granted by the registered holder of such shares,

•	common shares of Masisa that abstain from voting or are not voted at the extraordinary meeting of Masisa shareholders either by the registered holder of such shares or by an attorney-in-fact authorized to vote such shares pursuant to a valid power of attorney granted by the registered holder of such shares, and

•	common shares of Masisa, represented by ADSs, that are voted against the merger by the registered holder of such shares, or by an attorney-in-fact authorized to vote such shares pursuant to a valid power of attorney granted by the registered holder of such shares.

Please note that all common shares of Masisa represented by ADSs with respect to which

•	an ADR holder does not provide voting instructions to the depositary, or

•	an ADR holder abstains from voting,

will be voted in accordance with voting instructions from Masisa. Masisa intends to vote all such common shares in favor of the merger.

Conditions to the Merger

The merger will only be completed if:

•	the merger is approved by holders of two thirds of the outstanding voting shares of Masisa and holders of two thirds of the outstanding voting shares of Terranova,

•	neither the shareholders of Masisa nor the shareholders of Terranova vote, at a second extraordinary shareholders meeting, by a majority of two thirds of the shares of such company outstanding on the record date for such meeting, to revoke their prior approval of the merger, and

•	we obtain all Chilean registrations and approvals which are preconditions to the issuance and listing by Terranova of the shares to be exchanged for shares of Masisa.

Please note that we own 52.43% of the shares of Masisa and intend to vote all such shares in favor of the merger. As a result, unless more than 33.33% of the shares of Masisa outstanding five days before the date of the shareholders meeting (or 70.7% of the shares of Masisa that we do not own) are voted against the merger, the merger will be approved at the Masisa shareholders meeting.

Regulatory Approvals

If the merger is approved by two thirds of the shareholders of each of Terranova and Masisa, Terranova and Masisa must take the following actions and obtain the following regulatory approval before the merger can be completed and the exchange of shares can be effected:

•	Terranova and Masisa must each record the minutes of the extraordinary shareholders meeting at which its shareholders approved the merger before a Chilean notary public and publish within the 60 following days an abstract of those minutes in the Registry of Commerce (Registro de Comercio) as well as in the Official Gazette (Diario Oficial).

•	Approval for registration of the new shares of Terranova by the SVS.

•	Approval of the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange to list the new Terranova shares.

In addition, although not preconditions to the effectiveness of the merger, before the shares of Terranova can be issued in exchange for the shares of Masisa, Terranova and Masisa must obtain:

•	the approval for the listing on the NYSE of the Terranova ADSs to be issued in the merger, and

•	the approval by the Central Bank of Chile of the termination of the Masisa foreign exchange agreement in connection with Masisa’s ADR program.

There are no other regulatory approvals we are seeking to obtain in connection with the merger of Masisa and Terranova. However, in connection with the approval by the SVS of our registration of the issuance of the new Terranova shares, the SVS will review the issuance to determine whether it complies with Chilean law.

In addition, in connection with the merger and the establishment of the Terranova ADR program, certain information must be delivered to the Chilean SVS. Terranova must deliver to the SVS copy of its registration statement, of which this information statement and prospectus forms a part, and any other information it submits to the SEC in the same form and at the same time its files the registration statement or such other information with the SEC. In addition, a copy of the deposit agreement between Terranova and the Bank of New York and the custodian agreement between the Bank of New York and Banco Santander-Chile must be delivered to the SVS one business day following their execution. After the registration statement is declared effective, Terranova must report on a monthly basis the issuance and cancellation of ADRs, number of ADSs traded, and the price and trading volumes. Terranova will also be required to file with the Chilean SVS on a quarterly basis a list of ADR holders.

We can give no assurance as to when or whether any of these approvals and registrations will be obtained, the terms and conditions that may be imposed in connection with their consents and approvals, or the consequences of failing to obtain such consents and approvals.

There are no voting agreements among us and any other party, or among our directors or executive officers and third parties, with respect to the voting of the shares of Masisa at the shareholders meeting.

Control of Terranova and Masisa by Our Principal Shareholders May Affect the Future Market Price of the Merged Company’s Shares and ADSs and May Affect Corporate Decision Making

Actions by our principal shareholders with respect to the disposition of the shares or ADSs they beneficially own, or the perception that such actions may occur, may adversely affect the trading price of the merged company’s shares and the market price of the ADSs. In addition, because our principal shareholders will together own approximately 59.3% of the merged company, assuming no withdrawal rights are exercised, they will have the ability to control substantially all matters affecting the merged company that require a majority vote of the shareholders. Their interests may conflict with the interests of other shareholders.

Masisa’s Board Recommends that You Approve the Merger

Based on Masisa’s reasons for the merger described in this document, the Masisa board of directors believes that the merger is in the best interests of Masisa, its shareholders and ADS holders and recommends that you vote “FOR” approval of the merger.

Masisa Shareholders Will Not Have Appraisal Rights But Will Have Chilean Withdrawal Rights

Pursuant to Chilean corporate law, Masisa shareholders who dissent from approval of the merger will not have dissenters’, appraisal or similar rights. However, Masisa shareholders who vote against approval of the merger and who provide Masisa with the required notice of withdrawal, will have the right to withdraw from Masisa and to receive from Masisa a cash payment equivalent to the weighted average of the closing prices for Masisa shares as reported on the Chilean stock exchanges for the two-month period preceding the date on which the merger is approved. See “Part Three—The Merger—The Extraordinary Meeting of Masisa Shareholders—Appraisal Rights/Withdrawal Rights.”

Masisa ADR holders own beneficial interests in Masisa shares that are held by the depositary bank for Masisa’s ADR program. Masisa holders do not hold Masisa shares directly and are not listed as shareholders on Masisa’s share registry. Therefore, any Masisa ADR holder that wishes to exercise withdrawal rights with respect to the merger must cancel his ADRs and become a registered shareholder of Masisa not later than [                    ], 2005 (which is the date that is five days before the shareholders meeting) and then follow the procedures for exercising withdrawal rights as a shareholder as described under “Part Three—The Merger—The Extraordinary Meeting of Masisa Shareholders—Appraisal Rights/Withdrawal Rights—Masisa Shareholders.” If you wish to dissent from the proposed merger and exercise your withdrawal rights, we urge you to contact your broker, dealer, bank or nominee and follow their instructions as to how you must instruct them to cancel your ADRs.

Please note that under Chilean law, shareholders must receive notice of the shareholders meeting not less than 15 nor more than 20 days before the date of the shareholders meeting. Masisa ADR holders that do not cancel their ADRs and become record shareholders of Masisa on or before [                    ], 2005 will not have the right to dissent from the merger under Chilean law. See “Part Two—Risk Factors—Risks Relating to the Merger.”

R ISK FACTORS

A decision to vote for the merger and to invest in our shares or ADSs involves certain risks. Below, we discuss those risks which we consider to be key risks related to

•	the merger,

•	the securities markets and the ownership of our ADSs,

•	our business,

•	our forestry operations, and

•	Chile and our operations outside of Chile.

You should read carefully these risk factors before deciding whether to vote for the merger and invest in our company.

Risks Relating to the Merger

The number of Terranova shares or ADSs that you will receive as a result of the merger will be based on a fixed exchange ratio. The value of the Terranova shares or ADSs at the time you receive them could be less than at the time you vote on the merger.

In the merger, each share of Masisa common stock will be exchanged for 2.56 shares of Terranova common stock (and cash instead of fractional shares) and each Masisa ADS (representing 30 shares of Masisa) will be exchanged for 1.536 Terranova ADSs (and cash instead of fractional ADSs). Each Terranova ADS will represent 50 underlying Terranova shares. We will not adjust the exchange ratio as a result of any decline in the market price of Terranova common stock between the date of this prospectus and the date you receive Terranova shares or ADSs in exchange for Masisa shares or ADSs, respectively. The market price of the Terranova shares will likely be different on the date you receive Terranova shares than it is on the date of this prospectus because of changes in the business, operations or prospects of Terranova, market reactions to the merger, general market and economic conditions and other factors. In addition, there will be no established trading market for Terranova ADSs until the date on which we exchange Masisa ADSs for Terranova ADSs and the Terranova ADSs are permitted to be listed or quoted on a national securities exchange in the United States. We have applied for permission to list our ADSs on the New York Stock Exchange. We do not yet know whether our application will be granted or, if it is granted, whether an active market will develop for our ADSs.

If the number of shareholders of Masisa and Terranova that exercise their withdrawal rights is greater than the board of directors of Masisa or Terranova determine to be in the best interests of the respective companies, the board of directors of Masisa or Terranova may call a new shareholders meeting for the purpose of revoking the merger approval.

If the shareholders of Masisa and Terranova approve the merger, but the amount to be paid to shareholders of Masisa and Terranova that elect to exercise their withdrawal rights is determined by the boards of Masisa or Terranova to be excessive and not in the best interests of such companies, the board of Masisa or Terranova may seek to terminate the merger process by calling a new shareholders meeting within 60 days following the date of the meetings of our and Masisa’s shareholders that approved the merger. At the new shareholders meeting, shareholders would be asked to vote on whether to revoke or ratify the previous resolution approving the merger. If the merger resolution is revoked, the merger will not occur. Additionally, the right of shareholders of Masisa and Terranova to withdraw from those companies as a result of the approval of the original merger resolution would expire and those shareholders would not be able to withdraw from Masisa or Terranova, as applicable, and would not receive any payment in respect of their earlier election to withdraw.

Compañía de Inversiones Suizandina S.A., a Chilean holding company, beneficially owns directly, and indirectly through its subsidiary Inversiones Forestales Los Andes S.A., in the aggregate approximately 76.4% of our outstanding shares. Because Suizandina and Los Andes control Terranova, Suizandina and Los Andes have sufficient voting power to revoke the merger resolution and terminate the proposed merger.

The trading price of shares and ADSs of Terranova may be affected by factors in addition to those factors affecting the price of shares and ADSs of Masisa. The price of shares and ADSs of Terranova could decline following the merger.

If we successfully complete the merger, holders of Masisa shares and ADSs will become holders of Terranova shares and ADSs, respectively. We currently own 52.43% of the aggregate number of Masisa shares outstanding, and for the nine months ended September 30, 2004, we derived 66.56% of our net income from Masisa. We also own and operate other businesses. Accordingly, our results of operations and business, as well as the trading price of our shares and ADSs, may be affected by factors in addition to those affecting Masisa’s results of operations and business and the price of shares and ADSs of Masisa. The price of Terranova’s shares and ADSs may decline after we complete the merger and exchange shares and ADSs of Masisa for shares and ADSs of Terranova.

Anticipated benefits of the merger may not be realized.

We may not be able to realize the benefits that we hope to achieve from the merger or realizing them may require more time than we currently anticipate. The value of Terranova shares and ADSs could be adversely affected to the extent we fail to realize these benefits or the realization of these benefits is delayed.

Directors and executive officers of Masisa and Terranova have conflicts of interest with respect to the merger.

In evaluating this proposed merger, you should be aware that five of the seven members of the Masisa board are directors or executive officers of Terranova. Therefore, those five Masisa directors have conflicts of interest with respect to the offer. In addition, Terranova owns 486,861,555 shares of Masisa’s common stock, representing approximately 52.43% of all of the outstanding shares of Masisa’s common stock.

Masisa ADR holders that dissent from the merger will have a limited time to cancel their ADRs and become registered shareholders of Masisa prior to the record date for the shareholders meeting and if they fail to become registered shareholders of Masisa prior to the record date they will not be able to exercise the withdrawal rights of dissenting shareholders of a Chilean corporation.

Under the Chilean Corporations Law, any Masisa shareholder listed on Masisa’s share registry that dissents from the merger proposal has the right to withdraw from Masisa and to require Masisa to repurchase his shares, subject to the fulfillment of certain terms and conditions. Masisa ADR holders own beneficial interests in Masisa shares that are held by the depositary bank for Masisa’s ADR program and such ADR holders are not listed as shareholders on Masisa’s share registry. Therefore, any Masisa ADR holder that wishes to exercise withdrawal rights with respect to the merger must cancel his ADRs and become a registered shareholder of Masisa not later than [                    ], 2005, which is the date that is five days before the shareholders meeting. Under Chilean law, shareholders must receive notice of the shareholders meeting not less than 15 nor more than 20 days before the date of the shareholders meeting. Masisa ADR holders that do not cancel their ADRs and become record shareholders of Masisa on or before [                    ], 2005 will not have the right to dissent from the merger under Chilean law.

Whether the Merger will be a taxable or tax-free transaction to U.S. Holders of Masisa common stock and ADSs may not be able to be reasonably determined prior to the shareholder vote.

As more fully described in “Part Three—The Merger—Material United States Tax Consequences—Material U.S. Tax Consequences of the Merger to U.S. Holders”, whether or not the merger will be a taxable transaction to a U.S. Holder (as defined) for U.S. federal income tax purposes cannot be reasonably determined until all of the Masisa shareholders and ADS holders, if any, that exercise their right to withdraw from Masisa have given the requisite notice of the exercise of their rights to withdraw from Masisa and Masisa determines the amount of the required payments to be made to such persons and whether it can make such payments to such persons solely out of Masisa’s own assets. Because the tax status of the merger cannot be determined with certainty at this time, the discussion of the tax treatment of the merger contained herein assumes that the merger will be a taxable transaction to U.S. Holders. If the merger is a taxable transaction to a U.S. Holder for U.S. federal income tax purposes, such U.S. Holder may have U.S. income tax liability as a result of the merger. U.S. Holders of Masisa common stock and ADSs are urged to assume, in deciding whether or not to vote in favor of the merger, that the merger will be characterized, for U.S. federal income tax purposes, in a manner that is least advantageous to such Holders.

Risks Relating to the Securities Markets and the Ownership of Our ADSs

The significant share ownership of our principal shareholder may have an adverse effect on the future market price of our ADSs and shares.

Compañía de Inversiones Suizandina S.A., a Chilean holding company, beneficially owns directly, and indirectly through its subsidiary Inversiones Forestales Los Andes S.A., in the aggregate approximately 76.4% of our outstanding shares. After the merger is completed, Suizandina will beneficially own in the aggregate approximately 59.3% of the outstanding shares of the merged company. A disposition by Suizandina of a significant number of our shares or the shares of the merged company, or the perception that such a disposition might occur, could adversely affect the trading price of our shares on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) as well as the market price of our ADSs.

Our principal shareholder will be able to exercise significant control over the combined company, and will also continue to own a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

Compañía de Inversiones Suizandina S.A., a Chilean holding company, beneficially owns directly, and indirectly through its subsidiary Inversiones Forestales Los Andes S.A., in the aggregate approximately 76.4% of our outstanding shares. After the merger is completed, Suizandina will beneficially own in the aggregate approximately 59.3% of the outstanding shares of the merged company and will continue to be in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of net income), adopting amendments to our by-laws, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into agreements with entities affiliated with Suizandina. The interests of Suizandina may conflict with your interests as a holder of shares or ADSs of Terranova.

Suizandina also owns a direct 40% interest in Inversiones Internacionales Terranova S.A., which holds directly and indirectly substantially all of our interest in our international subsidiaries. As our international operations are held through Inversiones Internacionales Terranova S.A., in which we own a 60% interest, our ability to direct these operations may be affected by the rights of Compañía de Inversiones Suizandina S.A. as a minority shareholder. In addition, conflicts of interest may arise between us and Compañía de Inversiones Suizandina as a result of its ownership interest in our shares and the shares of Inversiones Internacionales Terranova S.A.

Currency devaluations, foreign exchange fluctuations and foreign currency conversion costs may adversely affect the U.S. dollar value of any cash distributions made to ADS holders in respect of ADSs.

If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary for the ADSs could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary in Chilean pesos, are then converted by the depositary into U.S. dollars at the then prevailing exchange rate and distributed to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADSs. See “Part Seven—Additional Information for Shareholders—Exchange Rates” and “Part Six—Legal Information—Description of Terranova American Depositary Receipts—Share Dividends and Other Distributions—How Will You Receive Dividends and Other Distributions on the Shares Underlying Your ADSs?”

There may be a lack of liquidity and market for our shares and ADSs.

Prior to the merger, there will have been no public market for our shares outside Chile or for our ADSs. We have applied for permission to list our ADSs on the New York Stock Exchange. We do not yet know whether our application will be granted, or if granted, whether an active trading market for our ADSs will develop or be sustained following any such listing. In addition, the small size of the Chilean equities market, its low liquidity in general, its increased volatility compared to major securities markets in the United States and the concentrated ownership of our shares in particular, may impair the ability of an ADS holder to sell in the Chilean market on the Santiago Stock Exchange, the Valparaíso Stock Exchange or the Chilean Electronic Stock Exchange, on which our shares are traded, the Terranova shares obtained upon withdrawal of such shares from the Terranova ADR facility in the amount and at the price and time that holder desires, and could increase the volatility of the price of our ADSs. See “Part Six—Legal Information—The Chilean Stock Market.”

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs, and may impose additional controls or restrictions in the future.

Equity investments in Chile by persons who are not Chilean residents are subject to the requirement that such investors provide Chile’s Central Bank with information related to equity investments and conduct any operations in connection with the repatriation of investments and earnings on them within Chile’s Mercado Cambiario Formal, or Formal Exchange Market. See “Part Six—Legal Information—Exchange Controls.”

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and expenses and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Part Three—The Merger—Material Chilean Tax Consequences”). If for any reason, including changes in Chilean laws or regulations, the depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

Additional Chilean restrictions applicable to the holders of our ADSs and other non-Chilean investors could be imposed in the future. The Central Bank of Chile has the authority to impose at any time any controls, restrictions or obligations on non-Chilean investors. Such restrictions could include, but are not limited to, restrictions on the disposition of shares including those underlying the ADSs and the repatriation of the proceeds from such disposition or the payment of dividends. We cannot advise you as to the duration or impact of any such restrictions if imposed.

Preemptive rights may be unavailable to ADS holders or U.S. holders of shares in certain circumstances and, as a result, U.S. owners of shares or ADSs would be subject to potential dilution.

The Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Corporations Law, require us, whenever we issue new shares for cash, to grant preemptive rights to all of our shareholders (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. It is possible that, in connection with any future issuances of shares, we may not be able to offer shares to U.S. owners of shares or ADSs pursuant to preemptive rights granted to our shareholders and, as a result such U.S. owners of shares or ADSs would be subject to potential dilution.

We will not be able to offer shares to ADS holders or U.S. holders of shares pursuant to preemptive rights that we grant to our shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available.

Such a registration statement may not be filed and an exemption from the registration requirements of the Securities Act may not be available. If owners of ADSs are unable to exercise preemptive rights because a registration statement has not been filed, the depositary will attempt to sell such owners’ preemptive rights and distribute the net proceeds of the sale (net of the depositary’s fees and expenses) to the owners of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. It is possible that a secondary market in preemptive rights may not develop in connection with any future issuance of shares or, if such a market does develop, a premium may not be able to be realized on their sale.

If preemptive rights cannot be sold, they will expire, and owners of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in us of the owners of ADSs would be diluted proportionately.

ADR holders may not be able to exercise withdrawal rights that are granted by the Chilean Corporations Law to registered shareholders of publicly traded Chilean corporations.

Under the Chilean Corporations Law, if any of the following resolutions is adopted by our shareholders at any extraordinary shareholders meeting, dissenting shareholders have the right to withdraw from Terranova and to require us to repurchase their shares, subject to the fulfillment of certain terms and conditions. A dissenting shareholder is a shareholder who either attends the shareholders meeting and votes against a resolution which results in a withdrawal right or, if absent from the shareholders meeting, a shareholder who notifies the company in writing within 30 days of the shareholders meeting of his opposition to the resolution and that he is exercising his right to withdraw from the company.

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of Terranova into a different type of legal entity;

•	the merger of Terranova with or into another company;

•	the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries;

•	the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

•	the amendment of our bylaws to correct any formal defect in our incorporation, or any amendment of our bylaws that grants a shareholder a right to withdraw; and

•	the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation;

•	any other causes as may be established by Chilean law and our bylaws (our bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation, such as Terranova, have the right to withdraw if a person acquires 2/3 or more of the outstanding voting stock of the company (except in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term) and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their rights to withdraw.

ADR holders own a beneficial interest in shares held by the depositary bank and, accordingly, they are not listed as shareholders on the share registry of the Company. In addition, there is an absence of legal precedent as to whether a shareholder (such as an ADR depositary bank) that votes, at the same time, both for and against the proposal may exercise withdrawal rights with respect to those shares voted against the proposal and it is uncertain whether an ADR depositary bank could exercise withdrawal rights on behalf of ADR holders. Accordingly, in order to ensure a valid exercise of withdrawal rights, an ADR holder must cancel his ADRs and become a registered shareholder of the Company no later than [              ], 2005 the date which is five days before the shareholders meeting at which the vote which would give rise to withdrawal rights is taken, or [              ], 2005 the applicable record date for withdrawal rights that arise other than as a result of a shareholder vote. Withdrawal rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders advising them of such right of withdrawal. In the case of any event that gives rise to withdrawal rights, ADR holders will have a limited time to cancel their ADRs and to become registered shareholders of the Company prior to the record date for the shareholders meeting or other event giving rise to such withdrawal rights. If an ADR holder does not become a registered shareholder of the Company prior to such record date he will not be able to exercise the withdrawal rights available to registered shareholders.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States and you may receive less information about us, and the information about us available to you will not be the same as the information available to shareholders of a comparable U.S. company.

There are important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ in important respects from those reported based on U.S. accounting and reporting standards. As a foreign private issuer, we are permitted to present our financial statements under Chilean GAAP, with a reconciliation to U.S. GAAP, in our Securities Act registration statements and in our filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend to present our financial statements under Chilean GAAP as permitted and, accordingly, the information available to you will differ from the information that would be available to you if we prepared our financial statements under U.S. GAAP. For a description of the principal differences between Chilean GAAP and U.S. GAAP as such differences relate to us, see Note 23 to our audited consolidated financial statements contained elsewhere in this document, and Note 23 to the consolidated financial statements of Masisa incorporated by reference in this document.

In addition, Chilean disclosure requirements differ from those in the United States in some important respects. For example, Chilean law does not require us to disclose our officers’ compensation on an individual basis and, as a foreign private issuer, we are permitted to report such compensation on an aggregate basis in our Securities Act registration statements and in our Exchange Act filings. Also, Chilean legal restrictions on insider trading and price manipulation are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to non-U.S. issuers. The periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example:

•	We are required only to file an annual report on Form 20-F but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q.

•	We are required to file current reports on Form 6-K but the information that we must disclose in those reports is governed primarily by Chilean law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer.

•	We are not subject to the proxy requirements of Exchange Act Section 14 and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Exchange Act Section 16.

Chilean law provides for fewer and less well-defined shareholders’ rights.

Our corporate affairs are governed by our estatutos, (which serve the combined function of the articles of incorporation and the bylaws of a U.S. corporation), and the laws of Chile. Under such laws and our estatutos, our shareholders may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us. See “Part Six—Legal Information—Description of Terranova Share Capital—Shareholders’ Meetings and Voting Rights” and “—Dividend and Liquidation Rights.”

Risks Relating to Our Business

Our dependence on a small number of key third party distributors and customers to distribute our products in the United States may affect our profitability.

All of our solid wood door sales in the United States are currently made through Masonite International Corporation. In addition, our other solid wood products in the United States market are sold through Masonite and a limited number of other key distributors and customers. The distributors perform various tasks in the supply chain of our products to the United States. Our profitability might be negatively affected if our present relationship with our key distributors were disrupted or became unstable. Furthermore, alternatives to the present distribution process could impose on us substantial risk and cost.

A significant percentage of our employees are unionized and work slowdowns, work stoppages or strikes could adversely affect our results of operations.

Approximately 62%, 5%, 75% and 34% of our employees in Chile, Brazil, Venezuela and Mexico, respectively, are covered by collective bargaining agreements with labor unions. Most of these collective bargaining agreements have terms of two to four years. Collective bargaining agreements in Mexico are negotiated on a nationwide basis annually. We have experienced work stoppages and strikes in Venezuela in the past as part of the nationwide strikes in 2003, which delayed the start-up of operations at our Venezuela plant, decreased our operating result and cash flows and, consequently, adversely affected our results of operations for 2003. If a work slowdown, a work stoppage or strike were to occur prior to or upon the expiration of our various collective bargaining agreements, that work slowdown, stoppage or strike could adversely affect our sales and could decrease our operational result and cash flows and have a material adverse effect on our business, financial condition, results of operations or prospects.

We may experience manufacturing problems in some business units and supply chains due to a lack of supply of quality logs in Brazil and other markets in which we have production operations.

We depend on a large supply of logs to produce some of our wood products. Mexico, one of our main markets, places a high tariff on imported wood. We have no control over the tariffs placed on imported wood in

Mexico. High tariffs on imported wood and the scarcity of quality logs may cause us manufacturing problems and difficulties developing specific supply chains. A substantial rise in tariffs on wood products may threaten our business in the Mexican market. In addition, we may not be able to continue to secure quality logs as raw material for our products in Brazil and other countries in which our production facilities are located and if we were to lose our supply of quality logs, we might not be able to find adequate new suppliers of such logs. A rise in tariffs placed on imported wood products in the Mexican market or a loss of supply of quality logs in Brazil and other countries in which our production facilities are located could adversely affect our operations.

We are dependent on the furniture and construction industries and lower than expected growth or a downturn in demand for our products in those industries could adversely affect our results of operations.

The sales of our products are dependent to a significant degree on the level of activity in the furniture manufacturing and construction industries. We expanded our production capacity for medium-density fiberboard (“MDF”), particle board, oriented strand board (“OSB”) and MDF mouldings in the expectation of growth in demand. It is possible that the expected growth in demand from companies in these industries may not occur. Weakness in the economies of countries in which we sell our products, especially in the United States, as well as any downturn or continuation of current downturns in these economies, is likely to have a material adverse effect on the construction, home building and remodeling industries, as well as on the demand for furniture items manufactured with our products.

Our dependence, to a large extent, on maritime transport may affect our ability to deliver products to the United States and other offshore markets.

We depend highly on maritime means to transport products to the United States, Brazil, Mexico and other offshore markets. Space on international maritime shipping vessels is limited and difficult to secure. We have at times experienced difficulty in arranging shipping from our Latin American operations to export markets. We may not be able to secure in the future adequate container space on ships that deliver our products to the United States, Brazil, Mexico and other offshore markets. We have no control over established marine shipping routes and the present routes transport ships use may not continue to be used by maritime transport services. In addition, the products we transport to the United States, Brazil, Mexico and other markets may not reach market in marketable condition. Moreover, new strict security measures regarding maritime transport into the United States, which may be implemented in the future, may increase the cost of shipping our products to the United States, Brazil and Mexico. These challenges to the maritime transport of our products to the United States, Brazil, Mexico and other offshore markets could cause an adverse effect on our profitability.

We may face significant competition in the markets in which we sell our products, which could adversely affect both our share of those markets as well as the price at which we sell our products.

Currently, we face strong competition from competitors in all of the countries and regions in which we operate and, in the case of our solid wood products, from other foreign competitors from other regions of the world, such as South Africa and China. In the future we may face increased competition in Chile or other countries in which we operate from domestic or foreign competitors, some of which may have greater financial resources than us. Our solid wood doors, mouldings, wood boards and millwork products compete with door, board and value added wood product producers globally. An increase in competition in the solid wood door market, the mouldings market or other value added wood products markets could adversely affect both our share of those markets and the price at which we are able to sell our products.

The majority of raw wood materials and resins used to produce our board products are supplied by outside mills and companies.

Our boards are produced by combining wood chips, wood shavings, strands and sawdust. We procure the majority of the raw wood materials that we use to manufacture our boards from unaffiliated companies in Chile, Mexico and Brazil in accordance with long standing relationships between us and the suppliers. We may not be able to maintain these relationships and continue to secure the raw materials to produce our boards. An inability to secure the raw materials used in the production of our boards could have an adverse effect on our operations.

Currency devaluations and foreign exchange fluctuations may adversely affect us.

We are exposed, both in terms of assets and liabilities, to fluctuations in the value of foreign currency. Changes in the value against the U.S. dollar of the Chilean peso and other currencies, in which we complete transactions, such as Argentinean pesos, Brazilian reales, Mexican pesos, Venezuelan bolivares and Colombian pesos, among others, could adversely affect our financial condition and results of operations. The Chilean peso, Argentinean peso, Brazilian real, Mexican peso, Venezuelan bolivar and Colombian peso, among others, have each been subject to large nominal devaluation events in the past. The value of any of these currencies against the U.S. dollar may fluctuate significantly in the future. Historically, a significant part of our indebtedness has been denominated in U.S. dollars and certain of our revenues and operating expenses have been denominated in local currencies. As a result, fluctuations in the local currency/U.S. dollar exchange rate may affect our financial condition and results of operations. On the other hand, a decrease in the value of the U.S. dollar against the currencies of other countries from which we export products can also hurt our sales margins on sales of such products.

We may not be able to satisfy our financing requirements.

Our ability to satisfy our capital expenditure needs and debt service requirements depends in large part on our ability to generate funds internally. We might not be able to satisfy our capital expenditure and debt service requirements in the future if we are not able to generate internally sufficient funds or, alternatively, to obtain access to capital markets for sufficient amounts and at acceptable costs.

Increases in the level of environmental concern among our customers and in general or changes in environmental regulations to which we are subject could adversely affect our business, financial condition and results of operations.

We and other Chilean companies are subject to national and local environmental laws concerning, among other things, health, the handling and disposal of wastes and discharges into the air and water. Chilean environmental regulations have become increasingly stringent in recent years, particularly in connection with the approval of new projects, and this trend is likely to continue. We have made, and expect to continue to make, substantial expenditures to comply with such environmental requirements.

Chilean environmental legislation to which we are subject includes Ley No. 19,300 Sobre Bases Generales del Medio Ambiente (the “Chilean Environmental Law”). Under the Chilean Environmental Law, we are required to conduct environmental impact studies of any future projects or activities that may affect the environment. The regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners. Future developments in the establishment or implementation of environmental requirements, or in the interpretation of such requirements, could result in substantially increased capital, operating or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

Our activities in Brazil and Argentina are subject to Brazilian and Argentinean environmental legislation including regulation by municipal, provincial and federal governmental authorities. We incur capital and operating expenditures to comply with applicable environmental requirements. Changes in environmental laws, or the interpretation thereof, may require us to incur significant unforeseen capital or operating expenditures to comply with such requirements. The occurrence of such events could have an adverse effect on our business, financial condition and results of operations.

We may not be able to maintain present favorable tax treatment or exemptions from certain tax payments in certain jurisdictions in which we operate.

One driving force behind some of our recent consolidation and reorganization efforts has been the goal of achieving more favorable tax treatment in certain jurisdictions in which we operate. It is possible that local governments in certain municipalities may levy higher taxes on us or our products in the future. In addition, we may not be able to maintain important exemptions from certain tax regimes in the various jurisdictions in which we operate. Unfavorable tax treatment towards our company in the future or a raise in the taxes levied on us, may cause an adverse effect on our results of operations.

Some of our key products, such as OSB, experience high price volatility, and prolonged or severe weakness in the markets for OSB could adversely affect our financial condition and results of operations.

OSB is a globally traded commodity product and is subject to competition from manufacturers worldwide. Historical prices for OSB have been volatile, and we, like other participants in the building products industry, have limited influence over the timing and extent of price changes for OSB. Product pricing is significantly affected by the relationship between supply and demand in the building products industry. Demand is also subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. We are not able to predict with certainty market conditions and selling prices for our products and prices for OSB may decline from current levels. A prolonged and severe weakness in the markets for OSB could adversely affect our financial condition and results of operations.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

We are spending an increased amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires our management’s annual review and evaluation of our internal control systems, and attestations of the current documenting and testing of our internal control systems and procedures and consideration of improvements that may be necessary for us to comply with the requirements of Section 404 for the fiscal year ending December 31, 2005. This process has required us to hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. We may encounter problems or delays in completing this review and evaluation, the implementation of improvements and the receipt of a positive attestation from our independent registered public accounting firm. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Risks Related to Our Forestry Operations

Adverse climate conditions, wind storms, fires, disease, pests and other natural threats could adversely affect our forests.

Our forests are subject to a number of naturally occurring threats such as adverse climate, wind, fire, disease and other pests. Damage caused by strong windstorms, such as uprooting and stem breakage is considered by management to be a major natural risk to our forests. Fire is a risk to all of our forests, warehouses and operations. Accumulation of combustible raw materials and possible deficiencies in our preparation for fires could cause fire hazards and no preventative measures can provide assurance that fires will not occur. We may experience fire in the future and such a fire may materially adversely affect us. Disease and pests are another risk to our forests and plantations. Disease or pests may have a material adverse effect on our forests and plantations in the future. Other risks to our forests include, but are not limited to, losses caused by earthquakes, floods and other non-man-made catastrophic events.

We may experience difficulties with the quality of service provided by some of our contractors and our forestry operations could be adversely affected.

We rely on third-party contractors to develop and administer a substantial portion of our forestry operations. The contracted services provided by third-party contractors focus on maintenance and repair services as well as harvesting and trucking, among others. In various countries where we operate, we are involved in developing services by contracting companies that assist us in achieving these operational goals. If our service contractors do not continue to fulfill past quality levels, our forestry operations could be adversely affected.

Risks Relating to Chile

Political developments in Chile may adversely affect us.

Terranova S.A. and several of its subsidiaries are Chilean companies with all or a substantial portion of their operations located in Chile. As of September 30, 2004, 26.2% of our assets and operations, on a consolidated basis, were located in Chile. In addition, approximately 16.4% of our sales and revenue, on a consolidated basis, are derived from sales in Chile. Therefore, our business strategies, financial condition and results of operations could be adversely affected by changes in policies of the Chilean government, other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which we have no control.

A downturn in the Chilean economy may adversely affect us.

We conduct a large part of our operations in Chile, and accordingly, the results of our operations and financial condition are sensitive to and dependent upon the level of economic activity in Chile. Chile’s recent rates of gross domestic product (“GDP”) growth may not continue in the future, and future developments in or affecting the Chilean economy could impair our ability to proceed with our business plan or materially adversely affect our business, financial condition or results of operations.

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

Chile has experienced high levels of inflation in the past. High levels of inflation in the future could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our common shares and of our ADSs.

Changing levels of inflation, or a significant increase in Chilean inflation from the current level, could adversely affect our operating results. See “Part Four—Information about Terranova—Operating and Financial Review and Prospects.”

Conflict with native communities in Chile could threaten a portion of our forestry assets.

Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral lands or rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. During 2002, 2003, 2004 and 2005, we have been in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. It is possible that we might not be able to resolve the ongoing disputes with native communities in Chile. A deterioration of our relationship with indigenous peoples of Chile could affect our forestry operations and have an adverse effect on our company.

Energy shortages and increased energy costs could adversely affect our business.

Starting in April 2004, Argentina began restricting deliveries of natural gas to Chile due to supply and distribution problems in Argentina, Chile’s principal supplier. A significant portion of Chile’s electricity is produced from natural gas. Any shortage of natural gas could force Chile’s electric utilities to use costlier coal or petroleum based fuels to produce electricity or cause disruptions in the supply of electricity. In addition, Chile and Brazil have each experienced energy shortages or disruptions in the past. Higher electricity costs or disruptions in the supply of electricity or natural gas could adversely affect our financial condition and results of operations.

Risks Relating to Our Operations Outside of Chile

The market price of our securities may be adversely affected by developments in other emerging markets.

We conduct a substantial portion of our operations in the emerging markets of Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations.

The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers regardless of whether or not economic conditions in Chile are comparable to those countries. Events in other countries, particularly Argentina, Venezuela and other emerging market countries, could adversely affect the market value of, or market for, our common stock or ADSs.

Argentinean political and economic conditions, particularly the current economic crisis, may have a direct and adverse impact on our Argentinean operations.

Because a significant part of our operations and customers are located in Argentina, our financial condition and results of operations are in part dependent on Argentina’s economy. From 1999 until 2002, the Argentinean economy was in an economic recession. In 2002, the Argentinean economy experienced critical difficulties. During the first six months of 2002, the Argentinean government eliminated the U.S. dollar-Argentinean peso parity resulting in a devaluation of Argentina’s currency in 2002 of 237%. Additionally, the Argentinean government imposed restrictions on cash withdrawals from bank accounts, on transfers of funds from Argentinean to foreign accounts and publicly announced its inability to pay its debt to foreign lenders. During 2002, Argentina also experienced higher rates of unemployment and a general deflation of prices and salaries. Consequently, Argentina’s “country risk” rose to record high levels. In 2003, the economy began to recover and some of the government financial restrictions were lifted.

Because our business strategy in Argentina is to some extent focused on anticipated growth in demand for particle board and MDF, rather than seeking to capture market-share from existing producers and, in spite of our efforts to switch local sales to exports, if Argentina’s economic environment does not continue to improve or if demand for products and services remains depressed, our Argentinean operations and results of operations could be further negatively affected. In addition, governmental measures or other factors may not improve Argentina’s economy or improvement in Argentina’s economy may not promote an increase in the demand for particle board and/or MDF. Moreover, we face direct competition from other Argentinean producers of wood board, both in Argentina or in neighboring markets such as Chile.

Brazilian political and economic conditions may have a direct and adverse impact on our Brazilian operations.

Because a significant part of our operations and customers are located in Brazil, our financial condition and results of operations are in part dependent on economic activity in Brazil, including the rate of economic growth and its impact on demand for our products. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of Brazil’s economy. Economic weakness could be prolonged or become more severe in the future. Continued economic weakness and intervention by the Brazilian government in the Brazilian economy may lead to shortfalls in our revenues and have an adverse impact on the market value of our common stock or ADSs.

Our Venezuela operations are subject to adverse political and economic conditions.

We have grown our operations in Venezuela and may continue growing in that country if and when opportunities arise. The success of this growth has resulted in a significant portion of our assets being dependent on Venezuela’s economic, social, and political environment. The Republic of Venezuela has been experiencing political and economic turmoil, including labor strikes and demonstrations. The implications and results of the political, economic and social instability in Venezuela are uncertain at this time, but the instability could have an adverse effect on our business. Venezuela also imposes foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Changes in existing regulations or the interpretation or enforcement of those regulations could restrict our ability to receive U.S. dollar payments. The exchange controls could also result in an artificially high value being placed on the local currency. As our business in Venezuela continues, our operations are expected to continue to be generally affected by political factors such as changes in Venezuela’s government, leadership and economic policy.

Mexican political and economic conditions may have a direct and adverse impact on our Mexican operations.

Because a part of our operations and customers are located in Mexico, our financial condition and results of operations are in part dependent on the Mexican economy and political climate.

In recent history, Mexico has experienced periods of slow or negative economic growth, high inflation and large devaluations in the Mexican peso. Similar events in the future could adversely affect our Mexican operations and our results of operations or financial condition in general.

The Mexican national elections held in July 2000 ended 71 years of rule of the Institutional Revolutionary Party with the election of president Vicente Fox, a member of the National Action Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Such multi-party rule is still relatively new in Mexico and could result in economic or political conditions that materially and adversely affect our business and operations in Mexico.

FORWARD-LOOKING STATEMENTS

This document and documents referred to or incorporated by reference in this document contain forward-looking statements about us, Masisa and the proposed combined company that are not historical facts but, rather, are statements about future expectations. When used in this document, the words “anticipates,” “believes,” “expects,” “intends,” “should,” “plans,” “estimates” and similar expressions as they relate to us, Masisa or the combined company or our management or the management of Masisa or the combined company are intended to identify forward-looking statements. We believe that our expectations are based on reasonable assumptions. However, these forward looking statements are based on our management’s current views and assumptions and may be influenced by factors that could cause actual results, performance or events to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. Important factors could cause actual results, performance or events to differ materially from those in the forward-looking statements. Some of these factors are beyond our control or the control Masisa or the combined company. These factors include, but are not limited to:

•	increases or decreases in the global wood products production capacity,

•	future demand for forestry and wood products in Chilean and export markets,

•	changes in market prices,

•	general economic, market and business conditions,

•	the effects of competition on us,

•	the maintenance of relationships with our customers,

•	significant economic or political developments in Chile, particularly developments affecting the forestry and wood products industries and the relative value of the Chilean peso compared to other currencies,

•	inflation,

•	increases in interest rates,

•	changes in the regulation of the forestry industry and of the environment in general,

•	timing and conditions of the shareholder approvals required to complete the merger described in this information statement and prospectus, and

•	other factors which are described under “Part Two—Risk Factors.”

The actual results of our performance or the performance of Masisa or the combined company could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, we cannot assure you that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations and financial condition or the results of operations and financial condition of us, Masisa or the combined company.

T HE MERGER

The Parties

When we describe our business, including in the description under the caption “Terranova”, below, we are referring to Terranova S.A. and its consolidated subsidiaries. Masisa S.A. is one of our consolidated subsidiaries and when we describe Terranova we include Masisa and its consolidated subsidiaries in that description. When we refer to Masisa S.A. or Masisa, we mean Masisa and its consolidated subsidiaries, separate from the other businesses of Terranova.

Terranova

Terranova is a sociedad anónima abierta, or publicly-held corporation, organized under the laws of Chile with total net consolidated sales in 2003 of US$480.1 million. We cultivate and manage forestry assets, supply raw materials such as saw logs, pulp logs and chips to our industrial affiliates, and operate sawmills and solid wood product manufacturing and board plants. We own, lease or manage 389,962 hectares of forests in Chile, Brazil, Argentina and Venezuela, 259,633 hectares of which are planted with renewable trees. Terranova is a producer of solid wood doors, mouldings, interior rails, stiles and components and finger-joint mouldings for the United States market. We also produce board products in Venezuela for the Mexican, Venezuelan and Colombian markets, and through our subsidiary Masisa for markets in Chile, Argentina, Brazil, Mexico and the United States. Our principal production facilities are located in Chile, Venezuela, Argentina and Brazil. We also have smaller production facilities in Mexico and the United States. The principal markets for our products are the United States, Chile, Mexico, Brazil, Argentina and Venezuela.

Masisa

Masisa S.A. is a sociedad anónima abierta organized under the laws of Chile. Masisa is a leading producer of particle board, MDF and OSB in Latin America, with US$281.8 million in total net consolidated sales in 2003. Masisa’s production facilities are located in Chile, Argentina, Brazil and Mexico, and the principal markets for its products are Chile, Argentina, Brazil, Mexico and the United States. The principal consumers for both particle board and MDF are the furniture manufacturing and construction industries, and the principal consumers for OSB are the construction and packaging industries. Masisa also sells complementary products, such as board finishes and wood doors. Through its subsidiaries Forestal Tornagaleones S.A. and Masisa do Brasil Ltda, Masisa sells timber and other wood products and manages 105,848 hectares of forest properties in Chile, Argentina and Brazil.

General Information Concerning the Merger

Once the merger is effective, Masisa will be combined with and into Terranova. We will be the surviving corporation in the merger, and Masisa will cease to exist as a separate entity.

Each share of Masisa common stock, including shares underlying the Masisa ADSs, issued and outstanding immediately prior to the effective date of the merger will be converted into the right to receive 2.56 Terranova shares. However, no fractional shares or ADSs will be issued to Masisa shareholders in the merger. Masisa shareholders and ADS holders will be entitled to a cash payment instead of fractional Terranova shares or fractional Terranova ADSs as described below under “—No Fractional Shares.”

Background of the Merger

Our relationship with Masisa began on January 3, 2001, when Forestal Terranova S.A. (“Forestal Terranova”) entered into a subscription agreement with Masisa pursuant to which Forestal Terranova subscribed and paid for 81,084,916 newly issued shares of Masisa for an aggregate purchase price of Ch$22,703,776,480, or Ch$280 per share. Forestal Terranova had acquired rights to subscribe for those shares as a result of a series of agreements entered into in August and October 2000 among Forestal Terranova, Inversiones Pathfinder Chile

S.A., the then ultimate beneficial controlling shareholder of Masisa (“Pathfinder”), Inversiones Coigüe Dos S.A. (“Coigüe Dos”), a subsidiary of Pathfinder, and Maspanel S.A. (“Maspanel”), a subsidiary of Coigüe Dos and the then direct controlling shareholder of Masisa through which Pathfinder exercised control. Pursuant to those agreements, Pathfinder, Coigüe Dos and Maspanel assigned to Forestal Terranova the right to exercise preemptive rights to subscribe for Masisa shares, which they had received as a result of a capital stock increase by Masisa in November 2000. The subscription price of the newly issued Masisa shares was paid for by Forestal Terranova with the proceeds of the sale to Masisa of its Chilean board plant, Fibranova S.A. As a result of its subscription for Masisa shares, Forestal Terranova held an 8.8% interest in Masisa.

On July 22, 2002, Forestal Terranova entered into a stock purchase agreement with Maspanel, under which Forestal Terranova purchased from Maspanel 400,776,639 shares of Masisa for a total purchase price of Ch$101,516,722,659, or Ch$253.3 per share. As a result of that purchase, Forestal Terranova held a 51.90% interest in, and effective control of, Masisa.

As agreed between Forestal Terranova and Maspanel in connection with the stock purchase, on July 22, 2002, Juan Obach González, Felix Bacigalupo Vicuña, Scott Perry, José Ignacio Letamendi Arregui and Julian Sánchez del Valle resigned from their respective positions on Masisa’s board of directors. They were replaced by the following nominees of Terranova: Julio Moura, Jaime Fernández Hernández, Patrick A. Nielson, Jorge Carey Tagle and Patricio Reyes Urrutia. Mr. Moura and Mr. Fernández were named Chairman and Vice-President of the board, respectively.

In November 2002, Mr. Moura and Mr. Fernández, began to consider a potential merger between Forestal Terranova and Masisa. During the first two weeks of December, a limited group of board members from Forestal Terranova and Masisa and the Chief Executive Officer of Masisa, met to explore the complementary strengths of Forestal Terranova and Masisa and the possible benefits of a merger, along with the structure and terms of a potential transaction. Legal and financial advisers were asked to advise these board members on the possible structures for a transaction, methods for calculating an exchange ratio, tax and accounting issues and required regulatory approvals.

On December 19, 2002, Mr. Moura, as Chairman of the boards of each of Forestal Terranova and Masisa, presented to each respective board a proposal to study a merger or other business combination of the two companies. After discussion of issues related to such a proposed business combination, each board authorized their officers to engage independent financial advisors to assist the respective boards in their consideration of a possible transaction. Terranova engaged as its financial advisor the firm of Booz Allen Hamilton, the same firm Terranova had used in connection with its purchase of its majority interest in Masisa in 2002, as described above. Masisa engaged as its financial advisor the firm of JPMorgan with whom it had worked on previous transactions. The decision of the two boards to engage separate financial advisors was due principally to the fact that Terranova’s control relationship with Masisa was still relatively new in December 2002, and each company at that time continued to use advisors with which they had existing relationships.

Separately, the boards of directors of each of Terranova and Masisa determined that it was in the best interests of their respective companies to identify and benefit from the synergies between their complementary operations and product mixes. As part of that process, Terranova and Masisa entered into a management services agreement, effective as of January 1, 2003, pursuant to which Masisa assumed the management of Fibranova C.A. in Venezuela. Under that agreement, Forestal Terranova retains ownership of the land, land rights, plant and equipment and Masisa manages the production process as well as the marketing and distribution of the finished products for a management fee equal to 8.0% of Fibranova C.A.’s operating profits. For more information on the terms of this agreement, see “Part Four—Information About Terranova—Related Party Transactions.” The management services agreement was reviewed and approved by each company’s Comité de Directores, a board committee that is required by Chilean law to review related party transactions.

On January 30 and 31, 2003, the boards of directors of each of Forestal Terranova and Masisa, respectively, met to consider a proposed merger structure and the exchange ratio. On January 30, Terranova’s board determined that the merger would be in the best interests of its shareholders and approved the proposed terms of the merger. On January 31, after considering the merits of the proposals, the Masisa board did not reach unanimous agreement with respect to the proposed exchange ratio and determined that it would not proceed to call an extraordinary shareholders meeting to approve a merger at that time.

In March 2003, Forestal Terranova implemented changes to its management and board and to the management and board of Masisa for the purpose of putting in place in the top executive officer positions of Forestal Terranova individuals that would bring experience and knowledge of Masisa’s business as well as the management expertise necessary to fill vacancies in its own management structure. In that regard, on March 5, 2003, at the direction of Forestal Terranova, Gonzalo Zegers resigned as Chief Executive Officer of Masisa and assumed the positions of Executive Vice-President of Masisa’s board of directors and Chief Executive Officer of Forestal Terranova. Eduardo Vial, formerly the Chief Operating Officer of Masisa, was appointed as Masisa’s new Chief Executive Officer. On the same date and also at the direction of Forestal Terranova, Mr. Fernández and Mr. Reyes resigned from their positions of Vice-President and Director, respectively, of the Masisa board. Mr. Fernández retained his position as a Director and Mr. Reyes retained his position of Secretary of the Masisa board. In March 2003, Alejandro Droste resigned from his position as Chief Financial Officer of Masisa’s Brazilian subsidiary and was appointed Chief Financial Officer of Forestal Terranova.

On May 27, 2003, Forestal Terranova increased its ownership interest in Masisa to 486,861,555 shares (52.43%) of common stock through open market purchases on the Santiago Stock Exchange.

In February 2004, independent of the merger between Masisa and Terranova that was considered in greater detail in March 2004, as described below, Mr. Moura, as President of the Boards of Directors of Masisa and Terranova and Chairman of the Board and Chief Executive Officer of Nueva Holding, Inc. (“GrupoNueva”), approached the chief executive officer of Louis Dreyfus Holding Company, Inc. (“Dreyfus”) to discuss a possible business combination with, or purchase of, Dreyfus’ South American boards production and related businesses (the “Boards Businesses”). This approach to Dreyfus by Mr. Moura was made at this time because it appeared based on regular course industry research conducted by Terranova and Masisa to be an opportune time to acquire assets in a market experiencing overcapacity. This possible acquisition of the Boards Businesses was not considered an alternative to the merger between Terranova and Masisa, and neither the possible acquisition nor the Terranova and Masisa merger were contingent on the other occurring. Dreyfus’ chief executive officer expressed an interest and the two executives met in February 2004 to discuss the structure such a transaction could take.

In March 2004, Mr. Moura, as Chairman of the boards of Terranova and Masisa, together with other members of each respective board, Gonzalo Zegers, Alejandro Droste, Carlos Marin, the Chief Financial Officer of Masisa, and Patricio Reyes, renewed discussion regarding the possibility of a merger between us (as successor to Forestal Terranova) and our majority-owned subsidiary, Masisa. In March 2004, Terranova and Masisa also began considering engaging an outside advisor for the purpose of conducting a discounted cash flow valuation of each such company for use in the proposed two-way merger under Chilean law and consistent with merger practice.

On March 10 and March 11, 2004, respectively, Masisa’s and Terranova’s boards authorized engaging JPMorgan to prepare a valuation analysis of each of Terranova and Masisa on a discounted cash flow basis for use in connection with evaluating and planning the merger of the two companies.

At those same meetings, on March 10 and 11, 2004, Mr. Moura disclosed his conversations with Dreyfus to the Boards of Directors of each of Masisa and Terranova, respectively, and obtained authorization to continue these discussions. At these same board meetings, the respective Boards of Directors authorized providing proprietary confidential information to JPMorgan in connection with that analysis. In late March 2004, Mr. Moura, as President of Terranova and Masisa, proposed to Dreyfus that because Terranova and Masisa were already independently discussing a merger with each other, Dreyfus exchange its assets in the Boards Businesses for participation in a possible business combination.

In late March 2004, Dreyfus proposed that it would also engage JPMorgan to conduct a discounted cash flow valuation of its Boards Businesses in order to assist with the process of establishing the consideration to be received by Dreyfus. Because Terranova and Masisa had each authorized GrupoNueva to engage JPMorgan as well, as described above, GrupoNueva and Dreyfus agreed that JPMorgan would conduct the valuation of Terranova, Masisa and the Boards Businesses in order to facilitate a possible transaction among the parties. Terranova and Masisa intended to use the valuations of each other for purposes of their separate two-way merger, and, if an agreement was ultimately reached with Dreyfus, in that transaction as well. For a summary of JPMorgan’s valuation analysis, see “—Discounted Cash Flow Analysis of JPMorgan.”

During the months of May through July, legal counsel for Masisa and Terranova and for Dreyfus discussed among themselves and with JPMorgan alternative deal structures for an acquisition of the Dreyfus Boards Businesses, including a possible merger transaction. At the end of July, JPMorgan completed the results of its valuation analysis.

From March through August 2004, an expanding group of executive officers of Terranova and Masisa which included Mr. Zegers, Mr. Droste, Mr. Marin, Mr. Reyes, Eduardo Vial and Italo Rossi, the Chief Marketing Officer of Masisa, as well as Mr. Moura, Patrick A. Nielson and Ronald Degan of the Terranova and Masisa boards, met and discussed various matters relating to the proposed merger, including the possible structures, the exchange ratio, tax and accounting issues and required regulatory approvals. Because Terranova and Masisa had worked closely together as a parent and consolidated subsidiary, respectively, the management of the two companies worked together during this time to determine the most advantageous structure for the transaction.

As a result of these discussions, the same executive officers and directors agreed to propose to the boards of Terranova and Masisa that the two companies be combined in a statutory merger under Chilean law as a result of which Terranova would be the surviving entity. They also agreed to propose to the boards an exchange ratio based on discounted cash flow values of each company to be determined by the directors at the board meetings taking into account the valuation analysis prepared by JPMorgan on a discounted cash flow basis. As a result of the close working relationship of Terranova and Masisa described above, this working group of officers and directors arrived at these proposals through close consultation and discussion. Neither this working group nor anyone else on behalf of either Terranova or Masisa engaged in a negotiation process with respect to this proposed merger nor were counter offers or proposals made with respect to the structure or other terms of the merger or the exchange ratio. For more information regarding the terms and conditions of the merger, including those provided by Chilean law, see “—No Merger Agreement; Statutory Merger.”

On August 25, 2004, the board of directors of Terranova and Masisa each held a special meeting to consider the proposed transaction. At the Masisa board meeting, Masisa’s board considered the proposal by Masisa’s management that Masisa and Terranova be combined in a Chilean statutory merger as a result of which Terranova would be the surviving company. Masisa’s directors evaluated the expected benefits of and the strategic reasons for the proposed merger. After management’s presentation regarding the strategic reasons for and benefits of the proposed merger, JPMorgan presented its discounted cash flow analysis of the values of the two companies. The board then considered the discounted cash flow value ranges of the two companies taking into account the valuation analysis prepared by JPMorgan. Mr. Moura, as President of the board, then proposed an exchange ratio of 2.47 shares of Terranova for each share of Masisa exchanged in the merger. This exchange ratio was based primarily on the mid-point discounted cash flow values presented by JPMorgan. Ignacio Guerrero and Isidoro Palma, the two directors elected by minority shareholders to Masisa’s board, expressed their opinion that such an exchange ratio was too low and that an exchange ratio based on the closing trading prices of Terranova’s and Masisa’s shares on August 24, 2004, would result in an exchange ratio of approximately 2.83 shares of Terranova for each share of Masisa. The board discussed the two proposed exchange ratios, the low liquidity of Chilean public markets for shares and the reliability of public trading prices as measures of the values of Terranova and Masisa, and the extent to which public trading prices should be taken into account in setting the exchange ratio to propose to their shareholders. In its discussion of the public trading prices for Terranova shares and Masisa shares, the board also discussed the possibility that Terranova’s shares trade at a discount as a result of being, in part, a holding company. A holding company is said to trade at a discount when its market capitalization is less than the sum of the investments, or subsidiaries, that it holds. Following this discussion, Mr. Moura proposed an exchange ratio of 2.56 shares of Terranova for each share of Masisa as an exchange ratio which took into consideration both the value of the companies determined on a discounted cash flow basis as well as the current market prices for each company’s shares, and taking into account the low liquidity of the Chilean public market for shares and the possibility that Terranova’s shares trade at a holding company discount. No other offers or counter offers were made with respect to the merger proposal. For more information regarding the factors considered by Masisa’s board during its evaluation of the proposed merger and the exchange ratio, see “—Reasons for the Merger—Recommendation of Masisa’s Board of Directors.” For a summary of the discounted cash flow valuation analysis, see “—Discounted Cash Flow Valuation Analysis of JPMorgan.”

After due consideration, Masisa’s board determined that the proposed exchange ratio was fair to the shareholders of Masisa and that the merger was in the best interests of its shareholders. The Masisa directors then unanimously approved proposing to Masisa’s shareholders at an extraordinary shareholders meeting the statutory merger of Masisa into Terranova with Terranova as the surviving entity. The Masisa board also approved, by a vote of five in favor and two abstentions, the exchange ratio of 2.56 shares of Terranova common stock for each share of Masisa common stock. The two abstaining directors, Ignacio Guerrero and Isidoro Palma, cited as their reasons for abstaining the same reasons stated in support of their proposed exchange ratio of 2.83 shares of Masisa for each share of Terranova, as discussed above.

On August 25, 2004, Terranova’s board also met to consider the proposed merger. The proposal by Terranova’s management to its board set forth materially the same projected benefits of combining the two companies as Masisa’s management had presented to Masisa’s board. Terranova’s board also considered the JPMorgan presentation of its discounted cash flow analysis of the values of the two companies. In evaluating the proposal, Terranova’s board considered various factors. The following is a list of all of the factors that were material to Terranova’s board in its evaluation of the proposed merger:

•	the merger is expected to solidify the position each of the individual companies has in its respective markets, creating a stronger consolidated Latin American forestry company with a strong forestry and industrial asset base and a significant position in both the U.S. and Latin American markets,

•	detailed information regarding the benefits of a possible merger including, among others, the merged company’s expected ability to more fully utilize Terranova’s forestry assets to supply the different but complementary raw wood materials needs of Terranova’s and Masisa’s production plants, potential cost savings resulting from the expected ability of the merged company to specialize its plants, achieve greater economies of scale, and reduce overhead through projected operational and corporate administrative synergies,

•	Terranova’s business, financial condition, results of operations and prospects, including but not limited to, its potential growth, development, productivity and profitability,

•	the current and prospective environment in the markets in which Terranova’s businesses compete, including economic conditions in the United States, Chile, Mexico, and other Latin American countries,

•	the value of each of Terranova and Masisa as determined by the board taking into account the valuation analysis prepared by JPMorgan on a discounted cash flow basis,

•	information concerning the business, financial condition, results of operations and prospects of Masisa,

•	the value to be paid by Terranova to Masisa’s shareholders based on the value of each company determined as described above and with reference to the trading prices of each company’s shares on the exchanges on which they trade and on the trading day immediately preceding the board meeting and taking into account the possibility that Terranova’s shares trade at a holding company discount.

•	the compatibility of the respective companies and management philosophies and the results achieved by the management of each company in the process of working more closely together during 2003 and

2004 to achieve synergies from their complementary assets, operations and product mixes through support services, management and commission sales agreements entered into since the fourth quarter of 2002 (see “Part Four—Information About Terranova—Related Party Transactions”),

•	the legal and corporate procedures that would be required in completing the proposed merger,

•	the likelihood that the merger will be consummated, and

•	the risks associated with not achieving any or all of the expected synergies and other benefits expected to be derived from the merger.

After due consideration, Terranova’s board determined that the proposed exchange ratio in the merger was fair to, and that the merger was in the best interests of, its shareholders. The Terranova directors then unanimously approved proposing to Terranova’s shareholders at an extraordinary shareholders meeting, the statutory merger of Masisa into Terranova with Terranova as the surviving entity, and an exchange ratio of 2.56 shares of Terranova common stock for each share of Masisa common stock.

The management of both Terranova and Masisa believe that merging the two companies with complementary strengths, assets and product mixes will create a stronger and more competitive Latin American forestry company that is better able to utilize their combined forestry, production and marketing assets. The management of each company further believes that the merger will create significant possibilities for additional revenue generation, synergies and cost savings not possible for the two companies as separate entities. Based on their respective analyses, the management of Terranova and Masisa each expect that the merged company can achieve the following synergies:

•	Marketing synergies with a net present value of approximately US$ 5 million resulting from cross-selling of Masisa’s products in the United States through Terranova Forest Products, and the cross-selling of Terranova’s solid wood products in Masisa’s Latin American markets, primarily through Placacentros. Placacentros are retail furniture supply stores which are franchised by Masisa, but are independently owned and operated, and which offer a wide variety of products that can be used by carpenters and artisans to manufacture furniture.

•	Operational synergies with a net present value of approximately US$ 8 million resulting from the implementation of improved plantation and forestry management practices.

•	Finance synergies with a net present value of approximately US$ 12 million resulting from the expected ability to more quickly utilize accumulated tax losses.

•	Additional operational synergies with a net present value of approximately US$ 7 million resulting from the specialization of the merged company’s production facilities, economies of scale and reduction of overhead through centralized operations.

In October 2004, discussions among Terranova, Masisa and Dreyfus were terminated. The termination of the discussions regarding a potential transaction with Dreyfus had no effect on the two-way merger of Terranova and Masisa. The two-way merger had always been contemplated as a separate transaction.

Reasons for the Merger

Recommendation of Masisa’s Board of Directors

Masisa’s board has approved the terms and conditions of the merger and has determined that the merger is fair to, and in the best interests of, Masisa’s shareholders. The board of Masisa, therefore, recommends that Masisa shareholders vote FOR approval of the merger. See “—Background of the Merger.”

In reaching its determination that the terms and conditions of the merger, including the exchange ratio, are fair to, and in the best interests of, Masisa and Masisa’s shareholders, the Masisa board considered a number of factors, both from a short-term and a long-term perspective. The following are all of the material factors Masisa’s board considered:

•	the merger is expected to solidify the position each of the individual companies has in its respective markets, creating a stronger consolidated Latin American forestry company with a strong forestry and industrial asset base and a significant position in both the U.S. and Latin American markets,

•	detailed information regarding the benefits of a possible merger including, among others, the merged company’s expected ability to more fully utilize Terranova’s forestry assets to supply the different but complementary raw wood materials needs of Terranova’s and Masisa’s production plants, potential cost savings resulting from the expected ability of the merged company to specialize its plants, achieve greater economies of scale, and reduce overhead through projected operational and corporate administrative synergies (see “—Background of the Merger”),

•	Masisa’s business, financial condition, results of operations and prospects, including but not limited to, its potential growth, development, productivity and profitability,

•	the current and prospective environment in the markets in which Masisa’s businesses compete, including economic conditions in the United States, Chile, Mexico, and other Latin American countries,

•	the value of each of Terranova and Masisa as determined by the board taking into account the valuation analysis prepared by JPMorgan on a discounted cash flow basis,

•	information concerning the business, financial condition, results of operations and prospects of Terranova,

•	the value to be received by Masisa’s shareholders based on the fair value of each company determined as described above and the trading prices of each of the companies’ shares on the exchanges on which they trade and on the trading day immediately preceding the board meeting,

•	the compatibility of the respective companies and management philosophies and the results achieved by the management of each company in the process of achieving synergies from their complementary assets, operations and product mixes through arms-length support services, management and commission sales agreements entered into since the fourth quarter of 2002 (see “Part Four—Information About Terranova—Related Party Transactions”),

•	the legal and corporate procedures that would be required in completing the proposed merger,

•	the likelihood that the merger will be consummated, and

•	the risks associated with not achieving any or all of the expected synergies and other benefits expected to be derived from the merger.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Masisa’s board did not find it useful, and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, except as noted above, Masisa’s board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather conducted an overall analysis of the factors. This analysis included thorough discussion with, and questioning of, Masisa’s management with respect to the financial considerations and each factor described. It also included discussion with and questioning of Masisa’s management and JPMorgan with respect to JPMorgan’s presentation of its valuation analysis of each of Terranova and Masisa, which was prepared on a discounted cash flow basis. In the course of this analysis, Masisa’s directors relied primarily upon the experience and advice of its management as well as their own assessment of the factors underlying the value of each of Terranova and Masisa as determined by the board taking into account the valuation analysis, prepared by JPMorgan on a discounted cash flow basis, and the recent prices for Terranova and Masisa shares in the public market. In considering the factors discussed above, individual members of Masisa’s board may have given different weight to different factors.

Masisa’s board considered all these factors as a whole, and overall considered the factors to be favorable, and to support its determination that the merger is fair to, and in the best interest of, its shareholders.

Terranova

Our decision to combine with Masisa in the proposed merger is consistent with our strategy to create a more balanced asset, operations and product mix with a strong and competitive presence in our principal markets, including the United States, Mexico, Chile and other Latin American countries. Additionally, we believe the merger will enable us to achieve operational and administrative cost savings, greater efficiencies through the joint marketing and cross-selling of our two companies’ products and expanding our respective distribution networks. We believe that the cost savings anticipated from the merger will result in higher revenues and earnings and thereby increase shareholder value. For more information regarding our reasons for merging with Masisa, see “—Background of the Merger.”

Discounted Cash Flow Valuation Analysis of JP Morgan

JPMorgan was retained to perform certain valuation analyses with respect to Terranova and Masisa.

On August 25, 2004, JPMorgan presented the results of its valuation analyses to the Board of Directors of both Terranova and Masisa. JPMorgan’s analysis was prepared for the use of the respective managements and Boards of Directors of Terranova and Masisa, does not address the fairness of the exchange ratio in the Merger and does not constitute a recommendation to Terranova, Masisa or any other person with respect to the Merger or to any stockholder of Masisa or Terranova as to how such stockholder should vote with respect to the Merger.

The following is a summary of the equity values for Terranova and Masisa estimated by the valuation analysis.

Summary Discounted Cash Flow Valuation Ranges (1)
	Low	High	Mid-point
	(millions of US$)
Terranova	760	916	838
Masisa	454	529	490

(1)	High and low ranges based on +0.5% and -0.5% of calculated discount rate for each business.

In performing its valuation analyses, JPMorgan, among other things:

•	reviewed certain publicly available business and financial information concerning Terranova and Masisa and the industries in which they operate;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of Terranova and Masisa relating to their respective businesses; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of performing its valuation analyses.

JPMorgan also held discussions with certain members of the management of Terranova and Masisa with respect to the past and current business operations of Terranova and Masisa, the financial condition and future prospects and operations of Terranova and Masisa, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to or discussed with it by Terranova and Masisa or otherwise reviewed by JPMorgan. JPMorgan did not conduct and was not furnished any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of Terranova or Masisa under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Terranova and Masisa to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.

The projections furnished to JPMorgan for Terranova and Masisa were prepared by the respective managements of each company. Neither Terranova nor Masisa publicly discloses internal management projections of the type provided to JPMorgan in connection with JPMorgan’s valuation analyses, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

JPMorgan’s valuation analyses are based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the presentation of such analyses to the respective Boards of Directors of Terranova and Masisa. Subsequent developments may have affected or may hereafter affect such analyses, and JPMorgan does not have any obligation to update, revise, or reaffirm such analyses. JPMorgan has expressed no opinion as to the fairness of the exchange ratio in the Merger, the underlying decision by Terranova and Masisa to engage in the Merger, the price at which Terranova’s Common Stock or Masisa’s Common Stock will trade at any time, whether before or after the closing of the Merger, or any other matter.

The financial analyses conducted by JPMorgan for the purpose of determining the equity value for Terranova’s Common Stock and Masisa’s Common Stock, respectively, consisted of a sum of the parts discounted cash flow analysis with respect to each of Terranova and Masisa. Based upon financial projections prepared by the respective managements of Terranova and Masisa, JPMorgan calculated the unlevered free cash flows expected to be generated during fiscal years 2004 through 2013 by the following entities or businesses: Terranova (unconsolidated) and its subsidiaries, Terranova Forest Products, Terranova Venezuela, Andinos C.A., Fibranova C.A., Terranova Brazil, Terranova Mexico, and Terranova Colombia; and Masisa (unconsolidated) and its subsidiaries, Masisa Argentina, Masisa Brazil, Masisa Brazil’s forestry operations, Masisa Mexico, Masisa Peru, and Forestal Tornagaleones (unconsolidated) and Forestal Argentina. JPMorgan also calculated a range of terminal asset values of each of such entities or businesses, respectively, at the end of the ten-year period ending in 2013, by adding a year to the relevant projections, adjusting the respective unlevered free cash flow to reflect normalized margins and investment requirements, and applying a perpetual growth rate ranging from 1% to 3% of the unlevered free cash flow. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of the respective entity or business valued. The discount rates applied were as follows with respect to the Terranova entities and businesses:

•	from 7.4% to 10.5% in the case of Terranova (unconsolidated) (7.4% to 9.4% in the case of forestry operations and 8.5% to 10.5% in the case of industrial operations)

•	from 7.2% to 9.2% in the case of Terranova Forest Products

•	from 12.7% to 14.7% in the case of Terranova Venezuela

•	from 14.1% to 16.1% in the case of Fibranova C.A.

•	from 14.1% to 16.1% in the case of Andinos C.A.

•	from 12.3% to 15.7% in the case of Terranova Brazil (12.3% to 14.3% in the case of forestry operations and 13.7% to 15.7% in the case of industrial operations)

•	from 8.9% to 10.9% in the case of Terranova Mexico

•	from 11.5% to 13.5% in the case of Terranova Colombia.

The discount rates applied were as follows with respect to the Masisa entities and businesses:

•	from 8.5% to 10.5% in the case of Masisa (unconsolidated)

•	from 17.0% to 19.0% in the case of Masisa Argentina (to calculate the terminal asset values of Masisa Argentina, JPMorgan used a lower discount rate of 13.6% to 15.6%)

•	from 13.7% to 15.7% in the case of Masisa Brazil

•	from 12.3% to 14.3% in the case of the forestry operations of Masisa Brazil

•	from 8.9% to 10.9% in the case of Masisa Mexico

•	from 11.3% to 13.3% in the case of Masisa Peru

•	from 7.4% to 9.4% in the case of Tornagaleones unconsolidated

•	from 15.6% to 17.6% in the case of Forestal Argentina (to calculate the terminal asset values of Forestal Argentina, JPMorgan used a lower discount rate of 12.3% to 14.3%).

The present value of the unlevered free cash flows and the range of terminal asset values for such entities or businesses were then adjusted for the respective amounts of estimated excess cash and total debt as of June 30, 2004. In the case of Terranova (unconsolidated), because of the materiality of the existing tax losses, JPMorgan estimated the present value of such tax losses separately, but using assumptions consistent with availability of taxable income of Terranova during the periods projected.

Based on the management projections and the discount rates referred to above, the discounted cash flow analysis indicated a range of equity values of between US$760 million and US$916 million for Terranova’s Common Stock on a stand-alone basis (i.e., without synergies). Based on the management projections and a discount rates referred to above, the discounted cash flow analysis indicated a range of equity values of between US$454 million and US$529 million for Masisa’s Common Stock on a stand-alone basis (i.e., without synergies). The equity values were derived solely from the discounted cash flow analysis. There were no additional analyses used in order to derive the equity values nor were any exchange ratios derived from the equity values.

The summary set forth above is a materially complete description of the material analyses or data presented by JPMorgan. However, the preparation of valuation analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to prepare valuation analyses of Terranova and Masisa on the basis of such experience and its familiarity with Terranova and Masisa.

JPMorgan and its affiliates maintain banking and other business relationships with GrupoNueva, Terranova, Masisa and their respective affiliates. In connection with the such services, Terranova and Masisa paid JPMorgan and its affiliates an aggregate amount of US$863,095 in fees and expenses during 2003 and 2004. Additionally, if the merger of Terranova and Masisa is successful, Terranova and Masisa will each pay to JPMorgan a success fee of US$125,000.

In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of GrupoNueva, Terranova or Masisa for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Our Plans for Terranova Following the Merger

In order to achieve our strategy following the merger, and to seek to realize the synergies and other benefits we expect to result from the merger, we will reorganize the merged company into three principal business divisions:

•	Board products

•	Solid wood products, and

•	Forestry.

As part of our effort to realize efficiencies at the corporate level and across these divisions, we will create several new corporate level management officer positions within each division. We have determined that the following individuals will serve as the executive officers of the merged company and within the divisions specified.

Position	Name of Officer
Executive Officers
Chief Executive Officer	Gonzalo Zegers R.-T.
Chief Financial Officer	Alejandro Droste B.
Chief Social and Environmental Officer	Maria Emilia Correa
Chief Human Resources Officer	Miguel Oneto R.
Chief Supply Chain Officer	Fernando Errázuriz O.
General Counsel	Patricio Reyes U.
Boards Division:
Corporate Sales and Marketing Manager	Italo Rossi B.
Corporate Operations Manager	Eduardo Vial R.-T.
Solid Woods Division
Corporate Operations Manager	Tomás Morales J.
Corporate Sales and Marketing Manager	Michel Asselot C.
CEO Terranova Forest Products	George MacConnell
Forestry Division
Corporate Forestry Manager	Jorge Correa D.

For information regarding the current executive officers of Terranova, see “Part Four—Information About Terranova—Terranova Management.”

Material U.S. Tax Consequences

As more fully described in “—Material United States Tax Consequences—Material U.S. Tax Consequences of the Merger to U.S. Holders”, whether or not the merger will be a taxable transaction to a U.S. Holder (as defined) for U.S. federal income tax purposes cannot be reasonably determined until all of the Withdrawing Masisa Shareholders have given the requisite notice of the exercise of their rights to withdraw from Masisa and Masisa determines the amount of the required payments to be made to such persons and whether it can make such payments to such persons solely out of Masisa’s own assets. Because the tax status of the merger cannot be determined with certainty at this time, the discussion of the tax treatment of the merger contained herein assumes that the merger will be a taxable transaction to U.S. Holders. U.S. Holders of Masisa common stock and ADSs are urged to assume, in deciding whether or not to vote in favor of the merger, that the merger will be characterized, for U.S. federal income tax purposes, in a manner that is least advantageous to such Holders.

Material Chilean Tax Consequences

The material Chilean income tax consequences of the merger to Foreign Holders will be as follows:

•	The exchange of Masisa common stock or ADSs for Terranova shares or ADSs, respectively, will not result in the recognition of income, gain or loss to Foreign Holders, except to the extent of

•	any cash paid in lieu of fractional shares (see “—Material Chilean Tax Consequences—Material Chilean Tax Consequences of the Merger to Foreign Holders—Cash in Lieu of Fractional Shares”), or

•	any cash paid to dissenting shareholders upon their exercise of the right to withdraw from Masisa (see “—Material Chilean Tax Consequences—Material Chilean Tax Consequences of the Merger to Foreign Holders—Dissenting Shareholders”);

•	The tax cost basis of Terranova shares received by Foreign Holders who exchange Masisa common stock in the merger will be the same as the tax cost basis of the Masisa common stock surrendered for the Terranova shares, reduced by any amount allocable to a fractional share interest for which cash is received;

•	The holding period of the Terranova shares received in the merger will include the period during which such Foreign Holder owned the Masisa common stock surrendered in exchange for the Terranova shares;

For a more through explanation of the material Chilean income tax consequences of the merger, see “—Material Chilean Tax Consequences.”

Masisa shareholders are strongly encouraged to consult their own tax advisors as to the specific tax consequences of the merger in light of their personal tax situation, including the applicability and effects of federal, state, local and foreign income and other tax laws.

Conditions to the Merger

The merger will only be completed if:

•	the merger is approved by holders of two thirds of the outstanding voting shares of Masisa and holders of two thirds of the outstanding voting shares of Terranova,

•	neither the shareholders of Masisa nor the shareholders of Terranova vote, at a second extraordinary shareholders meeting, by a majority of two thirds of the shares of such company outstanding on the record date for such meeting, to revoke their prior approval of the merger, and

•	we obtain all Chilean registrations and approvals which are preconditions to the issuance and listing by Terranova of the shares to be exchanged for shares of Masisa.

Please note that we own 52.43% of the shares of Masisa and intend to vote all such shares in favor of the merger. As a result, unless more than 33.33% of the shares of Masisa outstanding five days before the date of the shareholders meeting (or 70.7% of the shares of Masisa that we do not own) are voted against the merger, the merger will be approved at the Masisa shareholders meeting.

Regulatory Approvals

If the merger is approved by two thirds of the shareholders of each of Terranova and Masisa, Terranova and Masisa must take the following actions and obtain the following regulatory approval before the merger can be completed and the exchange of shares can be effected:

•	Terranova and Masisa must each record the minutes of the extraordinary shareholders meeting at which its shareholders approved the merger before a Chilean notary public and publish within the 60 following days an abstract of those minutes in the Registry of Commerce, (Registro de Comercio) as well as in the Official Gazette (Diario Oficial).

•	Approval for registration of the new shares of Terranova by the SVS.

•	Approval of the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange to list the new Terranova shares.

In addition, although not preconditions to the effectiveness of the merger, before the shares of Terranova can be issued in exchange for the shares of Masisa, Terranova and Masisa must obtain:

•	the approval for the listing on the NYSE of the Terranova ADSs to be issued in the merger, and

•	the approval by the Central Bank of Chile of the termination of the Masisa foreign exchange agreement in connection with Masisa’s ADR program.

There are no other regulatory approvals we are seeking to obtain in connection with the merger of Masisa and Terranova. However, in connection with the approval by the SVS of our registration of the issuance of the new Terranova shares, the SVS will review the issuance to determine whether it complies with Chilean law.

In addition, in connection with the merger and the establishment of the Terranova ADR program, certain information must be delivered to the Chilean SVS. Terranova must deliver to the SVS copy of its registration statement, of which this information statement and prospectus forms a part, and any other information it submits to the SEC in the same form and at the same time its files the registration statement or such other information with the SEC. In addition, a copy of the deposit agreement between Terranova and the Bank of New York and the custodian agreement between the Bank of New York and Banco Santander-Chile must be delivered to the SVS one business day following their execution. After the registration statement is declared effective, Terranova must report on a monthly basis the issuance and cancellation of ADRs, number of ADSs traded, and the price and trading volumes. Terranova will also be required to file with the Chilean SVS on a quarterly basis a list of ADR holders.

We can give no assurance as to when or whether any of these approvals and registrations will be obtained, the terms and conditions that may be imposed in connection with their consents and approvals, or the consequences of failing to obtain such consents and approvals.

There are no voting agreements among us and any other party, or among our directors or executive officers and third parties, with respect to the voting of the shares of Masisa at the shareholders meeting.

Material Effects of the Merger; Management and Operations after the Merger

Terranova will be the surviving corporation in the merger. When the merger is completed, the Masisa ADSs will no longer be traded on the NYSE, and the registration of the Masisa ADSs under the Exchange Act will be terminated. In addition, Masisa will no longer be required to file reports pursuant to the Exchange Act.

Upon effectiveness of the registration statement related to this offering, Terranova will become subject to the periodic reporting requirements of the Exchange Act. Terranova will apply for listing of its ADSs on the NYSE and if admitted, Terranova will become subject to the listing requirements of the NYSE.

It is expected that the administration, operations and management of Terranova and Masisa will be formally integrated if the merger is approved. For more information regarding our plans for the merged company, see “Part Four—Information About Terranova—Information About Terranova—Business Overview—Business Strategy.”

Appraisal Rights/Withdrawal Rights of Masisa Shareholders

Under Chilean Corporate Law, Masisa’s shareholders who elect to dissent from approval of the merger will not have dissenter’s, appraisal or similar rights. However, Masisa shareholders who vote against approval of the merger and who provide Masisa with the required notice of withdrawal, will have the right to withdraw (derecho a retiro) from Masisa and to receive from Masisa a cash payment equivalent to the weighted average of the closing prices for Masisa shares as reported on the Chilean stock exchanges for the two-month period preceding the date on which the merger is approved. See “—The Extraordinary Meeting of Masisa Shareholders—Appraisal Rights/Withdrawal Rights.”

Masisa ADR holders own beneficial interests in Masisa shares that are held by the depositary bank for Masisa’s ADR program. Masisa holders do not hold Masisa shares directly and are not listed as shareholders on Masisa’s share registry. Therefore, any Masisa ADR holder that wishes to exercise withdrawal rights with respect to the merger must cancel his ADRs and become a registered shareholder of Masisa not later than [            ], 2005 (which is the date that is five days before the shareholders meeting) and then follow the procedures for exercising withdrawal rights as a shareholder as described above under “—The Extraordinary Meeting of Masisa Shareholders—Appraisal Rights/Withdrawal Rights—Masisa Shareholders.”

Please note that under Chilean law, shareholders must receive notice of the shareholders meeting not less than 15 nor more than 20 days before the date of the shareholders meeting. Masisa ADR holders that do not cancel their ADRs and become record shareholders of Masisa on or before [            ], 2005 will not have the right to dissent from the merger under Chilean law. See “Part Two—Risk Factors—Risks Relating to the Merger.”

Accounting Treatment by Terranova

We plan to account for the merger in accordance with Technical Bulletin 72 of Generally Accepted Accounting Principles in Chile (TB 72). In accordance with TB 72, as Terranova and Masisa are considered to be under common control, the acquisition of the 47.566% of Masisa, would be accounted for as a merger of commonly controlled companies in a manner similar to a “pooling of interest” as of January 1, 2005. For comparison purposes, the prior year financial statements prepared in accordance with Chilean GAAP will be also presented on a “pooling of interest” basis assuming the merger occurred as of the beginning of such reporting period. Hence, when the Company issues the consolidated financial statements as of and for the year ended December 31, 2005 in Chile, the consolidated financial statements as of and for the year ended December 31, 2004 will be restated to present the merger with Masisa as if it had occurred on January 1, 2004. Financial statements for periods prior to January 1, 2004 will not be restated.

Under US GAAP, we intend to account for the acquisition of the 47.566% minority interest of Masisa in accordance with the purchase method of accounting. As such, the acquired 47.566% interest of Masisa S.A. will be incorporated into Terranova S.A. using the purchase price as determined based on the market value of the Terranova S.A. shares offered in accordance with the step acquisition method for the newly acquired interest of Masisa. The book values of individual assets and liabilities will be adjusted to the fair values on the acquisition date for the proportional interest of Masisa acquired. Any excess value paid over the fair value of the acquired net assets of Masisa will be recorded as goodwill. From a U.S. GAAP perspective goodwill and intangible assets with indefinite lives are not amortized under U.S. GAAP.

Exchange of Stock Certificates by Masisa Shareholders

As of the date Masisa shares are exchanged for shares of Terranova, Terranova will create and deposit with its stock department, as exchange agent for the benefit of Masisa shareholders, certificates representing Terranova shares issuable in connection with the merger in exchange for Masisa common stock. Masisa’s depositary or its nominee, as the holder of record of all shares of Masisa common stock underlying Masisa’s ADRs, will be entitled to receive from the exchange agent our shares into which Masisa shares will have been converted pursuant to the Chilean law, plus cash in lieu of fractional shares as described below under “—No Fractional Shares.”

After all of the conditions to the completion of the merger have been satisfied, Terranova will set a date for the exchange of Masisa shares for Terranova shares. Terranova will then publish in a national Chilean newspaper a notice stating when the exchange of shares will occur and when and where Masisa shareholders will be able to exchange certificates representing Masisa shares for certificates representing Terranova shares. On the date of the exchange, all shares of Masisa will automatically convert by operation of Chilean law into shares of Terranova in accordance with the exchange ratio. It is not necessary under Chilean law for shareholders of Masisa to exchange their Masisa share certificates for Terranova share certificates. After the exchange of shares and share certificates, any Masisa share certificates that are not exchanged for Terranova share certificates will be deemed by law to represent shares of Terranova in accordance with the exchange ratio.

Exchange of ADRs by Masisa ADR Holders

General

There will be no commission or transaction cost charged by the exchange agent or depositary to the Masisa ADS holders for the exchange of their Masisa ADSs for Terranova ADSs.

If the merger is approved, then as of the effective date of the merger, each share of Masisa’s common stock issued and outstanding immediately prior to the effective date of the merger will be converted into the right to receive 2.56 Terranova shares, and each of Masisa’s ADSs will be converted into the right to receive 1.536 Terranova ADSs. Each Terranova ADS will represent 50 Terranova shares.

After all of the conditions to the completion of the merger have been satisfied, Terranova will set a date for the exchange of Masisa shares for Terranova shares. Terranova will then publish in a national Chilean newspaper a notice stating when the exchange of shares will occur and when and where Masisa shareholders will be able to exchange certificates representing Masisa shares for certificates representing Terranova shares. On the date of the exchange, all shares of Masisa will automatically convert by operation of Chilean law into shares of Terranova in accordance with the exchange ratio.

Promptly following the announcement by Terranova of the date on which shares will be exchanged, the exchange agent will send you letters of transmittal to be used in forwarding your ADRs for surrender and exchange for Terranova ADRs to which you have become entitled and, if applicable, cash in lieu of a fractional Terranova ADS. After receipt of the transmittal form, you should surrender your certificates to the exchange agent, and you will receive in exchange Terranova ADRs evidencing the whole number of Terranova ADSs to which you are entitled and any cash which may be payable in lieu of a fractional ADS. The letter of transmittal will be accompanied by instructions specifying other details of the exchange. You should not send in your ADRs until you receive a letter of transmittal. After the exchange date, you will not be entitled to receive any dividends or other distributions payable by Terranova until your ADR is surrendered. Such dividends and distributions, if any, will be accumulated and, at the time of your surrender, all unpaid dividends and distributions, together with any cash payment in lieu of a fraction of a Terranova ADS, will be paid to you, without interest. Until surrendered, each ADR evidencing Masisa ADSs will, at and after the exchange date, be deemed to represent only the right to receive, upon surrender of such certificate, the Terranova ADRs representing the appropriate number of Terranova ADSs, cash in lieu of a fractional Terranova ADS and dividends and other distributions thereon, if any, declared on or payable to holders of record of Terranova ADSs after the effective date of the merger.

After the expiration of 12 months from the exchange date, the depositary will sell the deposited Terranova shares underlying any Terranova ADSs issued and deposited in respect of any former Masisa ADSs not tendered as of such time. The depositary may hold the net proceeds of any such sale, together with any cash it holds under the Terranova deposit agreement, without liability for interest, for the pro rata benefit of the holders of Masisa ADRs that have not yet surrendered their Masisa ADRs.

If Terranova ADRs are to be delivered or Terranova ADSs are to be credited to an address other than your address appearing on the transfer books of the Masisa depositary or of The Depository Trust Company, or DTC, as the case may be, or if Terranova ADRs are to be delivered or Terranova ADSs are to be credited to an account in a different name than so appears on the transfer books, or if any signature authorizing tender of your Masisa ADSs is not in the exact name that appears on the transfer books, such signature must be guaranteed by an eligible guarantor institution which is a member of a Medallion Signature Guarantee Program. Terranova ADSs will not be issued in the name of a person other than that of the registered holder of Masisa ADSs appearing on the depositary’s transfer books.

The method of delivery of your Masisa ADSs and all other documents, including delivery through DTC, is at your election and risk. If sent by mail, it is recommended that you use registered mail, return receipt requested, and that you obtain proper insurance.

Any party submitting a letter of transmittal and Masisa ADSs for exchange will be deemed to sell, assign and transfer those Masisa ADSs to the depositary, as our agent, and to irrevocably constitute and appoint the depositary as the holder’s agent and attorney-in-fact to cause Masisa’s ADSs to be transferred and exchanged. The holder will be further deemed to warrant that it has full power and authority to exchange, sell, assign and transfer Masisa’s ADSs and to acquire the Terranova ADSs issuable upon the exchange of such Masisa ADSs and that Masisa’s ADSs submitted for exchange are free and clear of all liens, restrictions, charges and encumbrances, and are not subject to any adverse claims or proxies when accepted by the depositary as our agent. The holder will also be deemed to warrant that it will, upon request, execute and deliver any additional documents deemed by us or the depositary to be necessary or desirable to complete the exchange, sale, assignment and transfer of Masisa’s tendered ADSs. All authority conferred or agreed to be conferred in the letter of transmittal by the holder will survive the death or incapacity of the holder, and any obligation of the holder will be binding upon the heirs, personal representatives, successors and assigns of such holder.

No Fractional Shares

No certificates or scrip for fractional Terranova shares or fractional Terranova ADSs will be issued in the merger and no dividend, stock split or interest of Terranova will relate to any fractional share interest. Fractional share interests will not entitle the owner to vote or to any other rights of one of our security holders. In lieu of any fractional shares, each Masisa shareholder or ADS holder who would otherwise have been entitled to receive a fraction of a Terranova share or ADS upon surrender of its Masisa shares or Masisa ADSs for exchange will be entitled to receive a cash payment without interest, equal to such holder’s proportional part of the total amount realized by the exchange agent or depositary upon the sale of all such fractional Terranova shares or ADSs in the aggregate.

Resale of Terranova ADSs

All Terranova ADSs that Masisa shareholders receive in the merger will be freely transferable, except that Terranova ADSs received by Masisa shareholders who are deemed to be Masisa’s “affiliates” (as that term is defined for purposes of Rule 145 under the Securities Act) as of the date of the extraordinary meeting of Masisa’s shareholders may be resold by such shareholders only pursuant to an effective registration statement under the Securities Act covering resales of such shares or in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or pursuant to Rule 144 under the Securities Act in the case of such persons who become our affiliates) or as otherwise permitted under the Securities Act. Persons who may be deemed to be Masisa’s affiliates or our affiliates generally include individuals or entities that control, are controlled by, or are under common control with, the companies and may include certain officers and directors of the companies as well as principal shareholders of the companies.

No Merger Agreement; Statutory Merger

No merger agreement has been entered into between us and Masisa in connection with the proposed merger. Our board and the board of Masisa will each propose to our respective shareholders the following terms of the merger for approval at their extraordinary shareholders meetings.

•	To merge Masisa into Terranova through a statutory merger under Article 99 of the Chilean Corporation Law as a result of which Masisa will be absorbed by Terranova and Masisa will cease to exist as a separate entity. The merger will be accounted for as of January 1, 2005.

•	To approve the exchange ratio of 2.56 shares of Terranova for each share of Masisa.

•	To approve the amended bylaws of Terranova.

•	To approve changing the name of the surviving company, Terranova S.A. to “Masisa S.A.”

If two-thirds of the shareholders of each of Terranova and Masisa approve the merger, then at the effective time of the merger, Chilean Corporations law provides that:

•	Masisa, as the non-surviving company, will be dissolved automatically,

•	Terranova will by operation of law acquire all of the assets and rights and succeed to all of the liabilities and obligations of Masisa at their book value on the audited balance sheet and other audited financial statements as of December 31, 2004. The audited financial statements of each company must be approved by the shareholders of each company at the same meeting at which the merger proposal is submitted for shareholder vote.

•	All shares of Masisa will convert by operation of law into shares of Terranova and all of the equity and the shareholders of Masisa will become equity and shareholders of Terranova.

•	shareholders and ADS holders of Masisa will automatically become shareholders and ADS holders of Terranova and the shares of Masisa will automatically convert into shares of Terranova at the exchange ratio approved by the shareholders of Terranova and Masisa at their respective meetings.

Under Chilean Corporations Law, it is not necessary for parties to a merger to enter into a merger agreement in connection with an Article 99 statutory merger. This is because the manner in which the merged companies will be combined is prescribed by Chilean Corporations Law. In addition, under Chilean Corporations Law the boards of directors of the companies that are parties to a merger are not required to approve the merger. Instead, Chilean Corporations Law requires that the board of each company that is a party to the merger must:

•	approve the exchange ratio to be proposed to its shareholders,

•	approve proposing the merger to its shareholders, and

•	call and set a date for an extraordinary meeting of its shareholders for the purpose of voting on the proposed exchange ratio and merger.

The boards of Terranova and Masisa approved proposing the merger and the exchange ratio to their shareholders at meetings held on August 25, 2004. On [            ], 2005, each board voted to call an extraordinary meeting of its shareholders to be held on [            ], 2005 to vote on the proposed merger and exchange ratio. For more information regarding the background to the merger, see “—Background of the Merger.”

The Merger

If the merger is approved by the shareholders of Terranova and Masisa, Masisa will merge into Terranova. Terranova will be the surviving corporation, and Masisa will cease to exist as a separate entity.

After all of the conditions to the completion of the merger have been satisfied, Terranova will set a date for the exchange of Masisa shares for Terranova shares. On the date of the exchange, each share of Masisa common stock and each Masisa ADS outstanding at the closing of the merger will be converted into 2.56 Terranova shares or 1.536 Terranova ADSs (equal in the aggregate to 22.39% of the shares that we will have outstanding immediately after the merger). However, no fractional Terranova shares or ADSs will be issued. Instead, Masisa shareholders otherwise entitled to fractional interests will receive their pro rata share of the proceeds of sale in the Chilean stock markets of the aggregate fractional interests.

Effective Date and completion of the Merger

In accordance with Chilean law, if the merger is approved, then after all conditions to the completion of the merger have been satisfied and the new shares of Terranova have been exchanged for the Masisa shares, the merger will be complete. When the exchange of shares has occurred and the merger is complete, the merger is deemed to have been effective as of the date the minutes of the extraordinary shareholders meetings of Masisa and Terranova approving the merger were recorded in a public deed before a notary public in Chile. If the minutes of the companies are recorded on different dates, the merger will be deemed to have been effective as of the date the last set of such minutes was recorded. We expect to complete all conditions to the merger approximately 60 to 90 days following the date of the extraordinary shareholders meetings.

THE EXTRAORDINARY MEETING OF MASISA SHAREHOLDERS

General

A copy of this document is being mailed to you as a registered shareholder of Masisa resident in the United States or as a holder of record of Masisa ADSs as of the close of business on [                 ], 2005, in connection with the solicitation of powers of attorney and votes by Masisa’s board of directors for use at Masisa’s extraordinary shareholders meeting. If you hold Masisa ADSs, an ADR voting instruction card relating to Masisa’s extraordinary meeting is also being mailed to you with each copy of this document. This document also constitutes a prospectus covering the issuance of Terranova shares and ADSs in connection with the merger.

The meeting is scheduled to be held at J.M. Balmaceda 8050, Valdivia, Chile, on [                 ], 2005, at [                ], A.M., Santiago time. The presence, in person or by power of attorney, of the holders of Masisa common stock (including common stock underlying Masisa ADSs) having at least a majority of the votes attributable to the shares of Masisa common stock outstanding and entitled to vote at Masisa’s meeting is necessary to constitute a quorum at such meeting.

This document is first being mailed to Masisa shareholders resident in the United States on or about March [    ], 2005. In addition, this document and the accompanying ADR voting instruction card are first being mailed to Masisa ADS holders on or about March [    ], 2005.

If you are an ADS holder, you are requested to promptly sign, date and return the voting instruction card to the depositary. If you do not return a properly executed voting instruction card, the shares underlying your ADSs will be voted by Masisa in its sole discretion and you will be counted as present for quorum purposes. Masisa intends to vote these shares in favor of the merger.

You should not forward any ADRs with your voting instruction card. When all conditions to completion of the merger have been satisfied and a date for the exchange of shares has been set by Terranova, you will be sent a transmittal form which will include instructions for the return and exchange of ADRs. See “—The Merger—Exchange of Stock Certificates by Masisa Shareholders” and “—Exchange of ADRs by Masisa Shareholders.”

Matters to be Considered at the Masisa Extraordinary Shareholders Meeting

At the meeting, Masisa shareholders will consider and vote upon the approval of the merger described in this information statement and prospectus and various related matters.

Record Date

Only holders of record of Masisa shares or ADSs at the close of business on March [    ], 2005 are entitled to receive notice of the meeting. Of these, only Masisa’s holders of record on the fifth business day prior to the meeting ([                 ], 2005) will be entitled to vote at the meeting. The depositary has also fixed March [    ], 2005 as the record date for purposes of determining entitlement to vote the shares of Masisa’s common stock underlying our ADSs.

Votes Required and Voting by Power of Attorney or ADS Proxies

General

Under Chilean law, shareholders may vote at a shareholders meeting only in person or by appointing through a power of attorney an attorney-in-fact to attend and vote his shares at the shareholders meeting. If you are a shareholder and wish to vote your shares but cannot or do not wish to attend the shareholders meeting, you must appoint through a power of attorney an attorney-in-fact to attend the shareholders meeting and vote your shares on your behalf. ADS holders may vote only by completing and returning to the depositary the voting instructions card accompanying the Depositary’s Notice of General Shareholders’ Meeting of Masisa and this information statement and prospectus. For more information regarding how shareholders may vote, including by appointing an attorney-in-fact, see “—Shareholder Voting Procedures.” For more information regarding how ADS holders may vote, see “—ADS Voting Procedures.”

The vote of Masisa shareholders required for approval of the merger proposal is based on the number of outstanding shares of common stock of Masisa, not on the number of Masisa shares which are actually voted at the meeting. If a quorum is not obtained, Masisa expects that the meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional powers of attorney or votes. If, however, a quorum is obtained but fewer shares of Masisa common stock are voted in favor of approval of the merger than the number required for approval, then under Chilean law neither Masisa’s shareholders nor Masisa’s board of directors may move to suspend or otherwise terminate the meeting or the voting.

Under Chilean law the authority granted pursuant to a power of attorney is broad and would permit the attorney-in-fact to vote all of your shares on your behalf, and would allow your shares to be counted for quorum purposes, even if the terms of the proposed merger changed. However, the merger we are proposing is a statutory merger and is not being carried out pursuant to a merger agreement. Therefore, the terms of the merger, other than the exchange ratio, are provided for by the Chilean Corporations Law and cannot be changed by Masisa or Terranova. In addition, although Chilean law permits a board to propose to the shareholders at the extraordinary shareholders meeting a different exchange ratio, our board does not intend to do so.

Shareholder Voting Procedures

Under Chilean law, shareholders may vote at a shareholders meeting only in person or by appointing through a power of attorney an attorney-in-fact to attend and vote his shares at the shareholders meeting. If you are a shareholder and cannot or do not wish to attend the shareholders meeting, you must appoint through a power of attorney an attorney-in-fact to attend the shareholders meeting and vote your shares on your behalf.

Under Chilean Law a shareholder may appoint by power of attorney any person as that shareholder’s “attorney-in-fact” to represent the shareholder at the shareholders meeting. The attorney-in-fact does not need to be a shareholder of Masisa.

Chilean law requires that a power of attorney be completed in a specific manner in order for it to be valid for purposes of appointing an attorney-in-fact to vote shares at a shareholders meeting. In order for a power of attorney to be valid it must be granted in writing for all of the shares held by the shareholder on the fifth business day prior to the shareholder meeting. In addition, the power of attorney must state:

•	the place and date the power of attorney is issued,

•	the name of the attorney-in-fact that is being granted the power of attorney,

•	the name of the shareholder that is granting the power of attorney,

•	the type and date of shareholders meeting for which the power of attorney is granted (the meeting at which the proposed merger will be voted on is an “extraordinary shareholders meeting”),

•	that the attorney-in-fact may exercise all rights of the granting shareholder at shareholders meeting,

•	that the power of attorney may be freely delegated at any time,

•	that the power of attorney may only be revoked by a power of attorney, signed by the same shareholder and that is issued on a date that is later than the date of the power of attorney being revoked.

Please note that a Chilean power of attorney does not instruct the attorney-in-fact how to vote the shares, i.e., against or for the proposition. A Chilean power of attorney grants the attorney-in-fact the right to vote the shares in his discretion.

Powers of attorney that are granted for a shareholders meeting that is not held on the date first convened due to:

•	a lack of quorum,

•	defects in convocation of the meeting, or

•	a suspension ordered by the board of directors or the SVS,

are valid at any later meeting called by the board if that meeting is held within 45 days after the date originally set for the meeting and same items of business are to be discussed and voted on at that later meeting.

Pursuant to Chilean Corporations Law, extraordinary shareholders meeting are called by the board of directors to discuss and vote on specific items of business. In addition, only those items of business specified in the notice sent by the board to shareholders for the purpose of calling and setting the date for the extraordinary shareholders meeting may be discussed and voted on at that meeting. Accordingly, attorneys-in-fact may only vote on the matters specified in the relevant extraordinary shareholders meeting notice.

We have prepared a form of Power-of-Attorney which may be completed and used by Masisa shareholders to appoint an attorney-in-fact to vote their shares on their behalf at the Masisa shareholders meeting. You may obtain a copy of this Power-of-Attorney form by requesting it from your broker, dealer, bank or nominee or by requesting it directly from Masisa at the address or telephone number specified in Masisa’s Notice of Extraordinary Shareholders Meeting, which is also the cover to this information statement and prospectus.

ADS Voting Procedures

Masisa ADS holders as of March [    ], 2005, the record date fixed by the depositary, will receive by mail from the depositary a notice of the meeting together with a copy of this document and a voting instruction card, which is also included as Annex A to this document. Holders of Masisa ADSs as of such record date may, in accordance with the procedures communicated by the depositary, instruct the depositary to vote the shares of common stock underlying their ADSs in favor of or against the merger. The depositary will vote such shares of Masisa common stock in accordance with such instructions, without itself exercising any voting discretion. As provided by the deposit agreement, if the depositary receives no instructions from an ADS holder, the shares of Masisa common stock underlying such ADSs will be voted by Masisa in its sole discretion and the holders of such shares will be counted as present for quorum purposes. Masisa intends to vote these shares in favor of the merger.

Principal Shareholders

We hold 52.43% of the shares of Masisa common stock outstanding as of the date of this information statement and prospectus. We intend to vote all such shares in favor of the merger.

Security Ownership by Masisa Management and Terranova

As of September 30, 2004, Masisa’s directors and officers beneficially owned, in the aggregate, 284,046 shares of Masisa’s common stock, comprising less than one percent of the voting power of Masisa. As of September 30, 2004, Terranova’s directors and officers beneficially owned and had voting or shared voting power with regards to 16,991,009 aggregate shares of Masisa’s common stock, comprising approximately 1.83% of the voting power of Masisa. See “Part Five—Information About Masisa—Information About Masisa—Principal Shareholders.”

Appraisal Rights/Withdrawal Rights

Masisa Shareholders

Pursuant to the Chilean Corporations Law, Masisa’s shareholders who elect to dissent from approval of the merger will not have appraisal rights. However, Masisa shareholders who dissent from approval of the merger, and who provide Masisa with the required notice of withdrawal, will have the right to withdraw from Masisa and to receive from Masisa a cash payment equivalent to the weighted average of the closing prices for Masisa shares as reported on the Chilean stock exchanges for the two-month period preceding the date on which the merger is approved.

If you hold Masisa common stock, you may exercise your right of withdrawal either by voting your shares against the merger at the shareholders meeting and by sending a written notice of withdrawal to Masisa within 30 calendar days from the date of the shareholders meeting or, if you do not attend the shareholders meeting, by sending a written notice of withdrawal to Masisa within 30 calendar days from the date of the shareholders meeting. This means that you must send your written notice to Masisa on or before [                 ], 2005. This notice of withdrawal must specifically state that you are electing to withdraw from Masisa because you disagree with the merger of Masisa into Terranova as approved at the Masisa shareholders meeting. You must send your notice of withdrawal by certified or registered mail to Masisa or, alternatively, arrange for a Chilean notary public to present and certify your notice of withdrawal to the Masisa board of directors. If you are a Masisa shareholder and you vote in favor of the merger, you will NOT have any right of withdrawal under Chilean law.

Masisa ADS Holders

Masisa ADR holders own beneficial interests in Masisa shares that are held by the depositary bank for Masisa’s ADR program. Masisa holders do not hold Masisa shares directly and are not listed as shareholders on Masisa’s share registry. Therefore, any Masisa ADR holder that wishes to exercise withdrawal rights with respect to the merger must cancel his ADRs and become a registered shareholder of Masisa not later than [                 ], 2005 (which is the date that is five days before the shareholders meeting) and then follow the procedures for exercising withdrawal rights as a shareholder as described above under “—Appraisal Rights/Withdrawal Rights—Masisa Shareholders.” If you wish to dissent from the proposed merger and exercise your withdrawal rights, we urge you to contact your broker, dealer, bank or nominee and follow their instructions as to how you must instruct them to cancel your ADRs.

Please note that under Chilean law, shareholders must receive notice of the shareholders meeting not less than 15 nor more than 20 days before the date of the shareholders meeting. Therefore, Masisa ADR holders that do not cancel their ADRs and become record shareholders of Masisa on or before [                 ], 2005 will not have the right to dissent from the merger under Chilean law. See “Part Two—Risk Factors—Risk Factors—Risks Relating to the Merger.”

MATERIAL UNITED STATES TAX CONSEQUENCES

The following discussion is an accurate description of the United States tax consequences to a U.S. Holder (as defined below) of Masisa common stock or ADSs of the merger of Masisa with and into Terranova and the subsequent ownership, if any, of Terranova shares or ADSs. Subject to the limitations and qualifications set forth below, the discussion under this heading “Material United States Tax Consequences”, to the extent it describes federal income tax laws of the United States, constitutes the opinion of Jones Day with respect to the United States tax consequences to a U.S. Holder of Masisa common stock or ADSs of the merger of Masisa with and into Terranova and the subsequent ownership, if any, of Terranova shares or ADSs.

This discussion:

•	does not purport to be an analysis of all the potential tax consequences that may be important to a Holder (as defined below) based on the Holder’s particular tax situation;

•	is based on the current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Internal Revenue Code”, the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the “Treasury Regulations”, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect;

•	is applicable only to “Holders” who:

•	are beneficial owners of Masisa common stock or ADSs immediately before consummation of the merger and who either become beneficial owners of Terranova shares or ADSs upon and as a result of the consummation of the merger or who exercise their right to withdraw from Masisa (see “Part Six—Legal Information—Description of Terranova Share Capital—General—Right of Dissenting Shareholders to Tender Their Shares”); and

•	hold the Masisa common stock or ADSs, and any Terranova shares or ADSs acquired in the merger, as capital assets for U.S. federal income tax purposes;

•	does not describe all of the U.S. tax consequences that may be relevant to Holders in light of their particular circumstances or to Holders subject to special rules, such as:

•	banks, thrifts, regulated investment companies or other financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	pension funds;

•	brokers, dealers and certain traders in securities or foreign currency, or traders that elect to mark-to-market their securities;

•	persons holding the shares or ADSs as part of a position in a constructive sale transaction, a risk reduction transaction or other integrated transaction for U.S. federal income tax purposes;

•	individuals subject to special rules as a result of the termination of their U.S. citizenship or residency;

•	Holders subject to the alternative minimum tax;

•	corporations that accumulate earnings in order to avoid U.S. federal income tax;

•	U.S. Holders that have a functional currency that is not the U.S. dollar; and

•	partnerships and other pass-through entities for U.S. federal income tax purposes that hold the shares or ADSs and investors holding interests in such partnerships or pass-through entities;

•	does not discuss any possible applicability of any state, local or non-U.S. taxes; and

•	does not discuss any reporting requirements of or other consequences under the Treasury Regulations relating to certain tax shelter transactions.

We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax characterizations and tax consequences set forth below.

Holders are urged to consult with their own tax advisors concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the merger, any cash received in lieu of fractional shares, any payments received as a result of exercising their right to withdraw from Masisa, and the ownership of Terranova shares or ADSs.

As used herein, the term “U.S. Holder” means a Holder that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the trust’s administration, and one or more “United States persons” (as defined in section 7701(a)(30) of the Internal Revenue Code) have the authority to control all of the substantial decisions of that trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. Holders.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a Holder of Masisa common stock or ADSs, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons that are partners of a partnership holding shares or ADSs should consult their own tax advisors.

Holders are urged to consult their own tax advisors with respect to the application of the U.S. income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. tax, the laws of any state, local or non-U.S. taxing jurisdiction and any applicable treaty.

Material U.S. Tax Consequences of the Merger to U.S. Holders

U.S. Holders Who Participate in the Merger

Whether or not the merger will be a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code (a “368(a) reorganization”) will depend on the facts and circumstances of the transaction. Certain of these facts and circumstances cannot be determined with certainty at this time, primarily the extent to which Masisa shareholders and ADS holders, if any, exercise their rights to withdraw from Masisa (hereinafter, the “Withdrawing Masisa Shareholders”), the amount of the required payments to be made to such persons and whether Masisa can make such payments to such persons solely out of Masisa’s own assets. For additional information regarding the right to withdraw from Masisa, see “Part Six—Legal Information—Description of Terranova Share Capital—General—Right of Dissenting Shareholders to Tender Their Shares”. Because it cannot be determined with certainty at this time that the merger will be a 368(a) reorganization, this discussion assumes that the merger will not be a 368(a) reorganization and that it will be a taxable transaction to U.S. Holders. U.S. Holders of Masisa common stock and ADSs are urged to assume, in deciding whether or not to vote in favor of the merger, that the merger will be characterized, for U.S. federal income tax purposes, in a manner that is least advantageous to such Holders.

Material U.S. Tax Consequences if the Merger is a Taxable Transaction

If the merger is not a 368(a) reorganization, the material U.S. federal income tax consequences of the merger to U.S. Holders will be as follows:

•	in the merger the exchange of Masisa common stock or ADSs for Terranova shares or ADSs, respectively, will result in the recognition of gain or loss to U.S. Holders in an amount equal to the difference between the U.S. dollar value of the amount of cash or fair market value of property (including the Terranova shares or ADSs) received for the Masisa shares or ADSs and such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in such shares or ADSs at the time of disposition;

•	any such gains or losses generally will be long-term capital gains or losses if the U.S. Holder has held the shares or ADSs as capital assets for more than one year at the time of disposition; long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax; the deductibility of capital losses is subject to limitations; and

•	a U.S. Holder’s tax basis for any Terranova shares or ADSs received generally should equal its fair market value on the date of receipt and the holding period for any Terranova shares or ADSs received generally should begin on the day following the day of receipt.

Material U.S. Tax Consequences if the Merger is not a Taxable Transaction

At the time of the shareholders’ meeting, when the number of Withdrawing Masisa Shareholders, the amount of the required payments to be made to such persons and whether Masisa can make such payments to such persons solely out of Masisa’s own assets are determined, if the Company concludes that the merger can be consummated as a 368(a) reorganization, the company will endeavor to consummate the transaction so as to achieve such tax-free status. In such a circumstance, if the merger is a 368(a) reorganization, the material U.S. federal income tax consequences of the merger to U.S. Holders will be as follows:

•	in the merger the exchange of Masisa common stock or ADSs for Terranova shares or ADSs, respectively, will not result in the recognition of income, gain or loss to U.S. Holders except to the extent of any cash paid in lieu of fractional shares;

•	the adjusted tax basis of Terranova shares or ADSs received by U.S. Holders who exchange Masisa common stock or ADSs in the merger will be the same as the adjusted tax basis of the Masisa common stock or ADSs surrendered for the Terranova shares or ADSs (reduced by any amount allocable to a fractional share interest for which cash is received); and

•	the U.S. Holder’s holding period of the Terranova shares or ADSs received in the merger will include the period during which such U.S. Holder owned the Masisa common stock or ADSs surrendered in exchange for the Terranova shares or ADSs.

A U.S. Holder of Masisa common stock or ADSs who receives cash in the merger in lieu of a fractional interest in Terranova shares or ADSs will be treated for federal income tax purposes as first receiving such fractional share interest in the merger and then redeeming it for cash. The U.S. Holder will recognize gain or loss for U.S. federal income tax purposes as of the date the merger became effective equal to the difference between the U.S. dollar value of the amount of cash received and the portion of such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in Masisa common stock or ADSs allocable to the fractional share interest. Any such gain or loss will generally be capital gain or loss if the U.S. Holder holds Masisa common stock or ADSs as a capital asset at the date the merger became effective and will be long-term capital gain or loss if the holding period for the fractional share interest deemed to be received and then redeemed is more than one year.

For additional information regarding U.S. federal income tax consequences of a taxable disposition of shares or ADSs by a U.S. Holder, see generally “—U.S. Tax Consequences of Ownership of Terranova Shares or ADSs by U.S. Holders Following the Merger—Taxation of Capital Gains”.

U.S. Holders Who are Withdrawing Masisa Shareholders

A U.S. Holder who is a Withdrawing Masisa Shareholder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount of cash or fair market value of property received for the shares or ADSs and such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in such shares or ADSs at the time of disposition. For additional information regarding U.S. federal income tax consequences of a disposition of shares or ADSs by a U.S. Holder, see generally “—U.S. Tax Consequences of Ownership of Terranova Shares or ADSs by U.S. Holders Following the Merger—Taxation of Capital Gains”. For additional information regarding a U.S. Holder’s right to withdraw from Masisa, see “Part Six—Legal Information—Description of Terranova Share Capital—General Right of Dissenting Shareholders to Tender Their Shares”.

U.S. Tax Consequences of Ownership of Terranova Shares or ADSs by U.S. Holders Following the Merger

The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Dividends

The gross amount of cash distributions or property distributions (other than certain distributions, if any, of Terranova shares or ADSs distributed pro rata to all of Terranova’s shareholders, including Holders of ADSs) with respect to Terranova shares or ADSs, to the extent paid out of current or accumulated earnings and profits of Terranova (as determined under U.S. federal income tax principles), including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for Chilean corporate income tax (the “First Category Tax”)), will be included as a dividend in the gross income of a U.S. Holder of Terranova shares or ADSs as ordinary income when the dividends are received by the depositary or the Holder, as the case may be. Such distributions will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. To the extent, if any, that the amount of any distribution by Terranova exceeds its current or accumulated earnings and profits as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in its shares or ADSs and, thereafter, as capital gain. Terranova does not maintain calculations of its earnings and profits for U.S. federal income tax purposes.

Eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2008 in respect of shares or ADSs will generally be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the U.S. Holder hold the shares or ADSs, as applicable, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Dividends paid in Chilean pesos will be included in the income of a U.S. Holder in a U.S. dollar amount, regardless of whether the payment is in fact converted into U.S. dollars, calculated by reference to the exchange rate in effect on the day they are received by the depositary or the Holder, as the case may be. U.S. Holders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. The Chilean withholding tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to certain complex limitations and conditions generally applicable to foreign tax credits under the Internal Revenue Code, to credit against its U.S. federal income tax liability. Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income,” which may be relevant for purposes of determining a U.S. Holder’s foreign tax credit limitation. U.S. Holders are urged to consult their own advisors concerning the availability of, and limitations on, any such foreign tax credits in light of their particular circumstances.

Taxation of Capital Gains

Upon the sale, exchange or other disposition of Terranova shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount of cash or fair market value of property received for the shares or ADSs and such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in such shares or ADSs at the time of disposition. Any such gains or losses generally will be long-term capital gains or losses if the U.S. Holder has held the shares or ADSs as capital assets for more than one year at the time of disposition. Long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax. The deductibility of capital losses is subject to limitations.

Chilean taxes imposed on a sale or other disposition of Terranova shares or ADSs, net of any refund available to the U.S. Holder, generally will be treated as foreign income taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Gain realized by a U.S. Holder on a sale or other disposition of Terranova shares or ADSs generally will be treated as U.S. source income. Because a U.S. Holder generally may not use a foreign tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of shares (which, unlike a disposition of ADSs, would be taxable in Chile), such U.S. Holder generally will not be able to utilize foreign tax credits in respect of Chilean tax imposed on such a disposition unless such Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders are urged to consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in and disposition of the Terranova shares.

Deposits and withdrawals of common stock by U.S. Holders in exchange for ADRs will not result in the realization of gains or losses for U.S. federal income tax purposes.

U.S. Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate Holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other disposition of, shares of common stock or ADSs made within the United States to a Holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons).

A payor will be generally required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a Holder (other than an “exempt recipient”), if such Holder fails to furnish its correct taxpayer identification number and certain other information or otherwise fails to comply with the backup withholding tax requirements. The current backup withholding tax rate is 28 percent. Amounts withheld as backup withholding are allowable as a credit against the Holder’s U.S. federal income tax upon furnishing certain required information to the Internal Revenue Service.

MATERIAL CHILEAN TAX CONSEQUENCES

The following discussion is an accurate description of the Chilean tax consequences of the merger of Masisa with and into Terranova and the subsequent ownership, if any, of Terranova shares or ADSs to a holder who is not domiciled in or resident of Chile or a legal entity that is not organized under Chilean law and does not have a permanent establishment in Chile (a “Foreign Holder”). Subject to the limitations and qualifications set forth below, the discussion under this heading “Material Chilean Tax Consequences”, to the extent it describes income tax laws of Chile, constitutes the opinion of Carey y Cia with respect to the Chilean tax consequences to a Foreign Holder of Masisa common stock or ADSs of the merger of Masisa with and into Terranova and the subsequent ownership, if any, of Terranova shares or ADSs.

For purposes of Chilean tax law, an individual is a resident of Chile if he has resided in Chile either

•	more than six months in one calendar year; or

•	a total of more than six months, in two consecutive tax years.

Under Chilean law, certain provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations. Chilean tax authorities may, however, change such rules, regulations and interpretations prospectively. There is no general income tax treaty between Chile and the United States.

This discussion:

•	is based upon the tax laws of Chile as in effect on the date of this registration statement, including applicable regulations and rulings, and including ruling No. 324 of January 29, 1990 of the Chilean tax administration;

•	is not intended as Chilean tax advice to any particular Foreign Holder, which can be rendered only in light of its particular circumstances, and does not purport to be a complete analysis of the potential Chilean tax consequences that may be important to a Foreign Holder based on that Foreign Holder’s particular tax situation or circumstances; and

•	is applicable only to Foreign Holders who are beneficial owners of Masisa common stock or ADSs immediately before consummation of the merger and who either become beneficial owners of Terranova shares or ADSs upon and as a result of the consummation of the merger or who exercise their right to withdraw from Masisa (see “Part Six—Legal Information—Description of Terranova Share Capital—General—Right of Dissenting Shareholders to Tender Their Shares”).

We have not sought and will not seek any rulings from the Chilean tax administration with respect to any matter discussed herein. No assurance can be given that the Chilean tax administration would not assert, or that a court would not sustain a position contrary to any of the tax characterizations and tax consequences set forth below.

Foreign Holders are urged to consult with their own tax advisors concerning the Chilean tax consequences of the merger, of any cash received in lieu of fractional shares or otherwise in connection with the merger, any payments received as a result of exercising their right to withdraw from Masisa, and of the ownership of Terranova shares or ADSs.

Material Chilean Tax Consequences of the Merger to Foreign Holders

In General

The material Chilean income tax consequences of the merger to Foreign Holders will be as follows:

•	The exchange of Masisa common stock or ADSs for Terranova shares or ADSs, respectively, will not result in the recognition of income, gain or loss to Foreign Holders, except to the extent of

•	any cash paid in lieu of fraction shares (see “—Cash in Lieu of Fractional Shares”), or

•	any cash paid to dissenting shareholders upon their exercise of the right to withdraw from Masisa (see “—Dissenting Shareholders”);

•	The tax cost basis of Terranova shares received by Foreign Holders who exchange Masisa common stock in the merger will be the same as the tax cost basis of the Masisa common stock surrendered for the Terranova shares, reduced by any amount allocable to a fractional share interest for which cash is received;

•	The holding period of the Terranova shares received in the merger will include the period during which such Foreign Holder owned the Masisa common stock surrendered in exchange for the Terranova shares;

Cash in Lieu of Fractional Shares

Any cash received by a Foreign Holder in lieu of fractional shares will be subject, directly or indirectly, to Chilean taxes if and to the extent that such amount exceeds the tax cost basis of such fractional shares.

Dissenting Shareholders

A Foreign Holder of Masisa common stock who exercises his right to withdraw from Masisa will recognize a capital gain or loss for Chilean income tax purposes in an amount equal to the difference between the consideration it receives for the shares and such Foreign Holder’s tax cost basis in such shares at the time of disposition. If a gain is realized, its tax treatment will be that described below under “Chilean Tax Consequences of Ownership of Terranova Shares or ADSs by Foreign Holders – Taxation of Capital Gains.”

A Foreign Holder of Masisa ADSs must exchange its ADS for Masisa common stock to exercise its right to dissent, and will recognize a capital gain or loss for Chilean income tax purposes in an amount equal to the difference between the consideration received for the shares and the tax cost basis of such shares at the time of disposition. The tax cost basis and the tax treatment of any gain will be that described below under “Chilean Tax Consequences of Ownership of Terranova Shares or ADSs by Foreign Holders – Taxation of Capital Gains.”

Chilean Tax Consequences of Ownership of Terranova Shares or ADSs by Foreign Holders

The following discussion contains a description of the material Chilean Tax Consequences relevant to the purchase, ownership and disposition of Terranova shares or ADSs by a Foreign Holder. This description is based, in part, on the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Taxation of Dividends

Cash dividends paid by Terranova with respect to its common stock or ADSs held by Foreign Holders will be subject to Chile’s withholding tax at a rate of 35% (the “Withholding Tax”), unless the dividend is paid out of income exempt from the Withholding Tax. The Withholding Tax must be withheld and paid over to the Chilean Treasury by Terranova. A credit against the Withholding Tax is available in the amount of the First Category Tax actually borne by Terranova on the income paid as a dividend. The basis of the Withholding Tax will be equal to the amount of the cash dividend plus the amount of any available First Category Tax credit.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83) and the available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Net dividend received	65
Payable Withholding Tax	(18)

The tax character of the dividend (taxable or exempt from Withholding Tax) and the amount of any First Category Tax credit will be determined in accordance with the dividend imputation rules contained in Chile’s income tax law. Such rules generally provide that dividends are imputed first to the company’s oldest profits subject to Withholding Tax, then to any profits exempt from Withholding Tax, and finally to any book-profits in excess of taxable and exempt profits. Terranova does not expect to have retained taxable profits as of December 31, 2004. As a result, while Terranova’s current retained-taxable-profits position is sustained, dividends subject to Withholding Tax will not carry any First Category Tax credit.

Dividend distributions made in property (other than shares of common stock) will be taxed as if a cash dividend in the amount of the fair market value of the distributed property had been paid. Stock dividends are not subject to Chilean taxation upon distribution. The exercise of preemptive rights relating to common stock will not be subject to Chilean taxation. Gains from the sale of preemptive rights relating to common stock will be subject to both the First Category Tax and the Withholding Tax (subject to the credit outlined above).

Taxation of Capital Gains

Gains realized on the sale, exchange or other disposition by a Foreign Holder of the ADSs (or ADRs evidencing ADSs) will not be subject to any Chilean taxes, provided that such sale, exchange or other disposition occurs outside of Chile. The deposit and withdrawal of common stock in exchange for ADRs is not subject to any Chilean taxes.

The tax basis of the shares of common stock received in exchange for ADSs will be the acquisition cost of the shares adjusted for the CPI variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest reported sale price at which they trade on the Santiago Stock Exchange on the date the exchange is recorded on the books of the Company, will determine the acquisition cost for this purpose. Consequently, the conversion of ADSs into common stock and the same-day sale of such common stock for the value established under the deposit agreement will not generate a taxable capital gain in Chile.

Gain recognized on a sale or exchange of common stock (as distinguished from a sale or exchange of ADSs representing such common stock) held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either

•	the Foreign Holder has held the common stock for less than one year, counted from the date of acquisition of such common stock or since exchanging the ADSs for such common stock,

•	the Foreign Holder acquired and disposed of the common stock in the ordinary course of its business or as a regular trader of shares, or

•	the sale is made to a related entity.

Otherwise, gain on the sale or other disposition of common stock will be subject generally to the First Category Tax as a sole income tax, currently imposed at a rate of 17%.

In certain cases and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes. The stock of Terranova is currently considered an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisors to determine whether an exemption applies to them.

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes may apply to transfers from inheritance, gifts or successions if the transferor acquired the ADSs with Chilean-source resources. There are no Chilean stamp, issue, registration or similar taxes or duties payable by a Foreign Holder of common stock or ADSs.

Chilean Withholding Tax Certificates

Upon request, Terranova will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First Category Tax).

COMPARATIVE MARKET PRICE DATA

The common stock of each of Terranova and Masisa is traded on the Santiago Stock Exchange, Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. Since 1993, shares of Masisa common stock have also been traded in the United States on the New York Stock Exchange, or NYSE, under the symbol “MYS,” in the form of ADSs evidenced by ADRs. Each Masisa ADS represents 30 shares of Masisa common stock. As of December 31, 2004, 928,514,743 shares of Masisa common stock were issued and outstanding, including ADRs evidencing 2,313,887 Masisa ADSs were outstanding (equivalent to 69,416,610 Masisa shares or 7.8% of the total number of issued shares of Masisa common stock). We will soon file an original application for listing ADSs representing shares of Terranova common stock on the NYSE and we anticipate approval of that listing as of the effective date of the merger. For additional information regarding the Chilean Stock Market, see “Part Six—Legal Information—The Chilean Stock Market.”

The table below shows, for the periods indicated, high and low closing prices, in Chilean pesos, of the shares of Terranova and Masisa common stock as reported by the Santiago Stock Exchange and the high and low closing prices, in U.S. dollars, of Masisa ADSs as reported by the NYSE.

	Santiago Stock Exchange				NYSE
	Ch$ per share(1)				US$ per ADS(2)
	Terranova Common(3)		Masisa Common		Masisa
	High	Low	High	Low	High	Low
1999	82.45	39.06	237.00	90.00	13.00	5.38
2000	97.64	52.07	295.00	203.00	17.25	10.94
2001	62.92	39.06	325.00	221.00	15.70	9.40
2002	79.20	50.99	282.00	130.00	13.08	5.30
2003	78.11	62.92	242.01	155.00	12.47	5.90

2001
1st Quarter	58.58	43.40	287.00	238.00	15.09	13.02
2nd Quarter	45.56	39.06	325.00	255.00	15.70	12.60
3rd Quarter	57.50	43.40	320.00	235.00	14.84	9.85
4th Quarter	62.92	45.56	295.00	221.00	13.05	9.40

2002
1st Quarter	73.77	61.84	282.00	244.00	13.08	10.66
2nd Quarter	79.20	70.52	255.00	188.00	11.70	8.13
3rd Quarter	71.60	62.92	188.00	130.00	8.08	7.03
4th Quarter	56.41	50.99	180.00	135.00	7.62	5.30

2003
1st Quarter	78.11	65.09	185.00	155.00	7.80	5.90
2nd Quarter	78.11	64.88	207.00	174.00	8.70	7.23
3rd Quarter	70.52	62.92	200.00	165.00	8.70	7.23
4th Quarter	72.25	64.01	242.01	182.00	12.47	8.30

2004
January	66.18	64.01	260.00	215.00	13.90	10.86
February	68.35	64.01	257.50	219.99	13.50	11.25
March	71.60	65.09	257.00	224.90	12.81	10.90
April	73.55	69.43	276.01	229.00	13.10	11.51
May	81.00	70.10	270.10	254.00	12.60	11.90
June	83.75	78.00	280.00	256.00	13.10	11.70
July	112.05	83.50	310.00	274.00	14.40	13.00
August	139.00	100.00	345.00	301.50	16.55	14.15
September	135.00	119.00	336.00	305.00	16.50	15.10
October	147.00	122.00	365.00	316.00	19.15	15.45
November	156.00	135.00	390.00	366.00	19.40	18.55
December	149.00	140.01	386.00	360.00	20.25	18.78

2005
January	142.50	132.40	369.00	340.00	19.80	18.34
February	146.00	140.00	379.90	360.01	19.73	18.45
March (through the 14th)	152.00	142.00	390.00	365.00	20.00	18.85

Sources: Santiago Stock Exchange—Official Quotation Bulletin, NYSE.

(1)	Chilean pesos are reflected at historical values and therefore are not adjusted to reflect changes in purchasing power.
(2)	Price per ADS in US$; one ADS represents 30 shares of Masisa common stock.
(3)	Terranova’s stock price prior to May 2004 reflects the price of Terranova’s predecessor Forestal Terranova S.A., adjusted for the exchange ratio of 4.61 shares of Terranova for each share of Forestal Terranova exchanged in the merger of Forestal Terranova into Terranova on October 31, 2003. For more information on the merger and reorganization of Terranova, see “—The Merger.”

On August 25, 2004, the last full trading day prior to the public announcement of the merger, the closing price on the Santiago Stock Exchange of Terranova common stock was Ch$118.00 per share and Masisa common stock was Ch$335.00 per share and the closing price on the NYSE of Masisa ADSs was US$15.66 per ADS.

COMPARATIVE PER SHARE DATA

The following table reflects (a) the historical net income, dividends and book value per share of Terranova common stock in comparison with the pro forma net income, dividends and book value per share after giving effect to the proposed merger as a purchase of Masisa; (b) the historical net income and book value per share of Masisa common stock in comparison with the equivalent pro forma net income and book value per share attributable to 2.56 shares of Terranova common stock which will be received for each share of Masisa; and (c) the actual cash dividends per share compared in the case of Masisa, with the equivalent pro forma of two and 56/100th of the cash dividend paid on each share of Terranova common stock. The information presented in this table should be read in conjunction with, and is qualified in its entirety by, the pro forma combined financial statements, our audited consolidated financial statements and Masisa’s audited consolidated financial statements included or incorporated by reference in this document, respectively.

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004

	US$	US$
Terranova Common Stock
Basic earnings per common share:
Historical (Chilean GAAP)	(0.006)	0.007
Pro forma (Chilean GAAP)	—	0.008
Dividends per common share:
Historical	—	—
Pro forma(1)	—	—
Book value per common share at period end:
Historical (Chilean GAAP)	0.22	0.20
Pro forma (Chilean GAAP)	—	0.20
Masisa Common Stock
Basic earnings per common share:
Historical (Chilean GAAP)	0.01	0.04
Equivalent pro forma	—	0.02
Dividends per common share:
Historical	0.005	—
Equivalent pro forma	—	—
Book value per common share at period end:
Historical (Chilean GAAP)	0.49	0.52
Equivalent pro forma	—	0.51

(1)	Same as historical since no change in dividend policy is expected as a result of the acquisition.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following pro forma financial information of Terranova gives effect to the merger with Masisa through the issuance of shares of Terranova or cash in the case of fractional shares.

The pro forma financial information is presented in accordance with preparation guidelines specified by the SEC. The pro forma presentation is intended to reflect the hypothetical impact on the historical financial statements if the proposed merger transaction occurred, with respect to the balance sheet as of the end of the pro forma period, September 30, 2004, and with respect to the income statement as of January 1, 2004, the beginning of the pro forma period. This pro forma presentation does not give effect to anticipated changes to be implemented by management to achieve consolidated cost savings nor other changes that may result from implementation of operational or strategic changes. Additionally, this pro forma presentation does not reflect the effect of any payment that may be required in connection with the exercise of withdrawal rights (derecho a retiro) by Terranova or Masisa shareholders and ADR holders under Chilean law in connection with the merger.

Chilean GAAP Accounting Treatment

The unaudited pro forma adjustments, which are based on available information and certain assumptions we believe are reasonable in the circumstances, are described in the accompanying notes. Under Chilean GAAP, we intend to account for the transaction, including the acquisition of the 47.566% of Masisa, as a merger of commonly controlled companies in a manner similar to a “pooling of interest” as of January 1, 2005. For comparison purposes, the prior year financial statements prepared in accordance with Chilean GAAP will be also presented on a “pooling of interest” basis assuming the merger occurred as of the beginning of such reporting period. As such, financial statements for periods prior to January 1, 2004 will not be restated.

Under US GAAP we intend to account for the acquisition of the 47.566% minority interest of Masisa in accordance with the purchase method of accounting. As such, the acquired 47.566% interest of Masisa S.A. will be incorporated into Terranova S.A. using the purchase price as determined based on the market value of the Terranova S.A. shares offered in accordance with the step acquisition method for the newly acquired interest of Masisa. The book values of individual assets and liabilities will be adjusted to the fair values on the acquisition date for the proportional interest of Masisa that is acquired. From a U.S. GAAP perspective goodwill and intangible assets with indefinite lives are not amortized under U.S. GAAP. The footnotes that follow the pro forma information provide additional explanation of the presentation.

We have prepared and presented the pro forma financial information in accordance with Chilean GAAP, which differs in some respects from U.S. GAAP. See “Notes to the Unaudited Pro Forma Financial Information” and Note 23 of our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, included elsewhere in this document.

The pro forma financial information of Terranova is for informational purposes only and does not represent Terranova’s financial position or results of operations as of any date or for any period, nor does it project Terranova’s financial position or results of operations as of any future date or for any future period.

You should read this unaudited pro forma financial information in conjunction with our and Masisa’s audited consolidated financial statements and the notes thereto included elsewhere or incorporated by reference into this information statement and prospectus.

TERRANOVA S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET

AS OF SEPTEMBER 30, 2004

	Consolidated balance sheet	Proforma adjustment	Proforma under Chilean GAAP
	ThUS$	ThUS$	ThUS$
ASSETS
CURRENT ASSETS
Cash	19,130	—	19,130
Time deposits	14,426	—	14,426
Marketable securities	936	—	936
Accounts receivable (net)	143,492	—	143,492
Notes and accounts receivable from related companies	7,828	—	7,828
Inventories	182,386	—	182,386
Recoverable taxes	39,294	—	39,294
Prepaid expenses	7,230	—	7,230
Deferred taxes	379	—	379
Other current assets	20,675	—	20,675

Total current assets	435,776	—	435,776

PROPERTY, PLANT AND EQUIPMENT
Land and forests	641,857	—	641,857
Buildings and other infrastructure	218,850	—	218,850
Machinery and equipment	799,395	—	799,395
Other	80,741	—	80,741
Technical reappraisal of property, plant and equipment	7,390	—	7,390
Less: Accumulated depreciation	(320,519)	—	(320,519)

Total property, plant and equipment	1,427,714	—	1,427,714

OTHER ASSETS
Investments in unconsolidated affiliates	3,001	—	3,001
Investment in other companies	170	—	170
Goodwill (net)	2,239	—	2,239
Negative goodwill (net)	(45,790)	—	(45,790)
Long-term receivables	4,366	—	4,366
Notes and accounts receivable from related companies	597	—	597
Other assets	33,138	—	33,138

Total other assets	(2,279)	—	(2,279)

Total assets	1,861,211	—	1,861,211

See Notes to the Unaudited Pro Forma Financial Information

TERRANOVA S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET

AS OF SEPTEMBER 30, 2004

	Consolidated balance sheets	Proforma adjustment		Proforma under Chilean GAAP
	ThUS$	ThUS$		ThUS$
LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Short-term bank borrowings	81,439	—		81,439
Current portion of long-term bank borrowings	57,948	—		57,948
Current portion of bonds and promissory notes	14,038	—		14,038
Current portion of other long-term borrowings	274	—		274
Dividends payable	232	—		232
Accounts payable and sundry creditors	58,326	—		58,326
Notes and accounts payable to related companies	5,986	—		5,986
Accrued liabilities	13,783	—		13,783
Withholdings	8,384	—		8,384
Other current liabilities	1,562	—		1,562

Total current liabilities	241,972	—		241,972

LONG-TERM LIABILITIES
Long-term bank borrowings	210,249	—		210,249
Bonds and promissory notes	288,564	—		288,564
Deferred taxes	13,939	—		13,939
Other long-term borrowings	1,814	—		1,814
Other long-term liabilities	15,759	—		15,759

Total long-term liabilities	530,325	—		530,325

MINORITY INTEREST	319,867	(229,771	)(A.1)	90,096

SHAREHOLDERS’ EQUITY
Paid-in capital	602,117	229,771	(A.1)	831,888
Other reserves	125,729	—		125,729
Retained earnings:
Accumulated gains	14,979	—		14,979
Net income (loss) for the year	26,222	—		26,222

Total shareholders equity	769,047	229,771		998,818

Total liabilities and shareholders’ equity	1,861,211	—		1,861,211

See Notes to the Unaudited Pro Forma Financial Information

TERRANOVA S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENT OF INCOME

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

	Consolidated income statement	Pro forma adjustment		Pro forma under Chilean GAAP
	ThUS$	ThUS$		ThUS$
OPERATING RESULTS
Net sales	476,456	—		476,456
Cost of sales	(336,532)	—		(336,532)

Gross margin	139,924	—		139,924
Selling and administrative expenses	(65,665)	—		(65,665)

Operating income	74,259	—		74,259

NON-OPERATING RESULTS
Financial income	1,562	—		1,562
Share of income (loss) from unconsolidated affiliates	994	—		994
Other non-operating income	4,737	—		4,737
Amortization of goodwill	(594)	—		(594)
Amortization of negative goodwill	2,494	—		2,494
Financial expenses	(28,732)	—		(28,732)
Other non-operating expenses	(10,004)	—		(10,004)
Foreign exchange (losses) gains and price-level restatements	716	—		716

Non-operating results	(28,827)	—		(28,827)

Income before minority interest and income taxes	45,432	—		45,432
Minority interest	(14,128)	15,835	(B.1)	1,707
Income tax expense	(5,082)	—		(5,082)

Net income for the period	26,222	15,835		42,057

See Notes to the Unaudited Pro Forma Financial Information

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

Basis of Presentation

We have prepared the unaudited pro forma financial information of Terranova based on the historical audited financial statements of Terranova as of September 30, 2004 and for the nine-month period then ended.

The following adjustments have been made to the unaudited pro forma financial information as of September 30, 2004 and for the nine-month period then ended:

Note A. Adjustments to the Unaudited Pro Forma Balance Sheet

1. To reverse the minority interest balance associated with Masisa and subsidiaries and record the associated capital increase as a result of the merger of Terranova and Masisa, a subsidiary already consolidated by Terranova.

Note B. Adjustments to the Unaudited Pro Forma Statement of Income

1. To reverse the minority interest effects associated with the purchase of 47.566% of Masisa, a subsidiary already consolidated by Terranova.

Note C. Accounting Treatment of the Merger for U.S. GAAP and related pro forma adjustments

Under U.S. GAAP, we intend to account for the transaction under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations” (SFAS No. 141). The acquired 47.566% of Masisa assets and liabilities will be adjusted to give effect to the purchase price paid by Terranova. If, after the proportional interests of assets, including intangibles, and liabilities of Masisa company have been adjusted to their proportional fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess would be recorded as goodwill. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be allocated pro rata to the acquired assets or written off immediately as an extraordinary gain. Goodwill and certain specifically identified intangibles are assigned an indefinite useful life. Accordingly, no goodwill amortization expense is recorded for U.S. GAAP purposes. Goodwill and indefinite life intangibles are subject to annual impairment tests based on the fair value method.

The following table sets forth the US GAAP purchase accounting adjustments as of September 30, 2004 relating to the purchase of the 47.566% minority interest of Masisa:

ThUS$
Net book value of Masisa under US GAAP	466,261
Incremental fair value of identified intangible asset (i)	20,658
Adjustment to net assets of Masisa to reconcile to fair value	(55,401)

Fair value of Masisa	431,518

Fair value of minority interest acquired in Masisa (47.566%)	205,254
Purchase cost, including an estimated ThUS$2,000 of related acquisition expenses (ii)	245,247

Pro forma goodwill under US GAAP (iii)	39,993

(i)	Identified intangible with an indefinite life associated with Masisa brand name.
(ii)	The purchase price assumed was the market value on September 30, 2004 of Terranova shares on the Santiago Stock Exchange multiplied by the number of shares to be issued in the merger.
(iii)	Under US GAAP goodwill is not amortized but tested for impairment at least annually.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

The following is a summary of the adjustments to the historical US GAAP book values of Masisa at September 30, 2004:

Accounts	Historical book value at September 30, 2004	Fair value at September 30, 2004	Increase/(decrease) to net equity at book value September 30, 2004	Adjustment to book value for 47.566% acquired at September 30, 2004
	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment, net	588,144	540,198	(47,946)	(22,806)
Goodwill	64	—	(64)	(30)
Other assets (intangible)	6,571	27,229	20,658	9,826
Bonds and promissory notes	117,401	118,767	(1,366)	(650)
Deferred tax liability	27,105	19,548	7,557	3,594
Minority interest	57,097	70,679	(13,582)	(6,460)

Set forth below is the reconciliation of pro forma shareholders’ equity as of September 30, 2004 and pro forma net income (loss) for the nine-month period ended September 30, 2004 under Chilean GAAP to the corresponding amounts that would have been reported in accordance with U.S. GAAP. This is for presentational purposes only. For a description of the material differences between Chilean GAAP and U.S. GAAP, see note 23 to our audited consolidated financial statements included elsewhere in this document.

Reconciliation to U.S. GAAP of Pro Forma Shareholders’ Equity:

At September 30, 2004
ThUS$
Pro forma Shareholders’ equity as shown under Chilean GAAP	998,818
Historical U.S. GAAP adjustments in Terranova as disclosed in note 23 to our consolidated financial statements	(215,985)
Difference in minority interest associated with Masisa between Chilean and US GAAP	3,598
Additional paid-in capital as a result of accounting for the acquisition of the 47.566% minority interest of Masisa under purchase method of accounting under U.S. GAAP(i)	11,878

Pro forma Shareholders’ equity under U.S. GAAP	798,309

(i)	Determined as the difference between the acquisition cost of the 47.566% of Masisa amounting to ThUS$245,247 (see above) and ThUS$233,369 which represents the minority interest associated with Masisa under US GAAP that would have been transferred to paid-in capital.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

Reconciliation to U.S. GAAP of Pro Forma Net Income (loss):

Nine-month period ended September 30, 2004
ThUS$
Pro forma net income (loss) as of shown under Chilean GAAP	42,057
Historical U.S. GAAP adjustments in Terranova as disclosed in note 23 to our consolidated financial statements	6,271
Reversal of minority interest associated with historical US GAAP adjustments of Masisa	(795)
Acquisition of 47.566% of Masisa – amortization of fair value of assets and liabilities	1,240
Deferred tax effects of amortization of fair value assets and liabilities	(236)

Pro forma net income (loss) under U.S. GAAP	48,537

2. Pro Forma Earnings Per Share:

Nine-month period ended September 30, 2004
US$
Basic and diluted pro forma earnings (losses) per share under Chilean GAAP	0.008

Basic and diluted pro forma earnings per share under U.S. GAAP	0.01

Pro forma weighted average number of shares of common stock outstanding (in thousands)	5,049,060

Earnings per share has been calculated by dividing pro forma net income by the pro forma weighted-average number of common shares outstanding based on the exchange of the number of Terranova shares that holders of Masisa shares will receive.

I NFORMATION ABOUT TERRANOVA

Business Overview

Terranova is a sociedad anónima abierta, or publicly-held corporation, organized under the laws of Chile. We were incorporated into our present form on October 31, 2003. Our predecessor company, Forestal Terranova S.A. was incorporated on August 2, 1994. We are controlled by our majority shareholder, Compañía de Inversiones Suizandina S.A. Suizandina is a Chilean holding company and is part of a larger group of affiliated investment companies, held by Nueva Holding, Inc. Our legal domicile is Santiago, Chile and our principal executive office is located at Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile. Our telephone number is +56 (2) 350-6000. Our agent in the United States is Terranova Forest Products, Inc., which is located at 2440 Clements Ferry Road, Wando, South Carolina 29492.

Through our operating subsidiaries, including our subsidiary Masisa, we cultivate and manage forestry assets, supply raw materials such as saw logs, pulp logs and chips to our industrial affiliates, and operate sawmills and board and moulding plants. We are leading producers of particle board, MDF and OSB in Latin America and produce and sell finger-joint mouldings, solid wood interior rail and stile doors in the United States. Our principal production facilities are located in Chile, Argentina, Venezuela and Brazil. We also have smaller production facilities in Mexico and the United States. The principal markets for our products are the United States, Chile, Mexico, Brazil, Venezuela and Argentina. No seasonal factors affect our products.

Our principal products include:

• MDF,	• solid pine wood interior rail and stile doors,

• particle boards,	• OSB,

• finger-joint mouldings,	• MDF mouldings, and

• sawn lumber,	• sawn and pulp logs.

Business Strategy

Our business strategy consists of the following five key elements:

•	Maximize and strengthen (i) our position as a Latin American forestry company with forest plantations in fast growing regions and (ii) our ability to more fully utilize all tree byproducts throughout our production processes.

Three of our plantation locations, Chile, Argentina and Brazil, are countries with the three fastest average annual tree growth rates in the world. Our Venezuelan plantation provides trees that grow at a slower rate but produce a higher quality lumber which can be used in a wider range of end user applications. Together, Terranova and Masisa maximize the complete use of all portions of the trees we harvest. Different parts of the trees are used to produce different products ranging from wood doors to solid wood mouldings and lumber. Even the byproducts of various production processes, such as sawdust and chips, can be used in the production of board products.

•	Continue to improve our industrial and corporate efficiency in order to be a low cost producer.

As Terranova and Masisa have worked to realize synergies from their complementary operations, we have begun to achieve specialization of our production plants, greater economies of scale and a reduction in overhead. Throughout 2003 and 2004, we integrated the sales and production operations of Masisa and Terranova in Mexico and Brazil; began marketing Masisa’s products in the United States through Terranova Forest Products; began to integrate management of the forestry operations of Masisa and Terranova in Chile; and integrated many functions of our Masisa and Terranova corporate management, including logistical coordination. Our strategy going forward will be to continue to integrate the businesses of Terranova and Masisa in order to achieve even greater synergies.

•	Maintain a strong customer-focused approach throughout the production and distribution chain and continue to build upon our strong distribution network, focusing particularly upon our well-established Placacentro distribution network.

We work closely with our customers in the construction and furniture manufacturing industries to offer solutions to problems they face and to better satisfy their needs. We intend to continue to develop Masisa’s Placacentro program in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Panama, Paraguay, Colombia, Venezuela, Guatemala and Uruguay and to extend the Placacentro concept to new countries as well. We believe that expansion of this program will further enhance Masisa’s brand names and the distribution of its products. In addition, we intend to use our Terranova Forest Product distribution network and staff in the United States to better understand our customers’ needs and adapt appropriately our product designs and manufacturing and distribution processes. We will also leverage our Terranova Forest Product’s distribution channels in the United States to market and sell Masisa’s products, especially OSB and MDF mouldings.

•	Utilize our significant distribution presence in various markets, particularly, the United States, to develop greater market penetration for an expanded product mix.

Through Terranova Forest Products’ management and staff we are seeking to develop a more diversified product mix, new and better distribution channels and better name recognition and differentiation for our products. At Terranova Forest Products, we have brought in new senior management, a new sales and marketing management team and additional sales staff both in the field and as administrative support. In addition, we have created within our sales departments teams specialized in the development of our primary product categories. We are also working to continually improve our supply chain infrastructure from our forestry and industrial operations in South America to our commercial operations in the United States, Mexico and our other international markets.

•	Ensure that our forestry assets and production facilities and processes are maintained and operated in accordance with internationally accepted sustainable development principles.

The business activities within our group are based on the principle of environmentally and socially responsible development. Environmentally, this means we seek more efficient uses of raw materials and by-products and continuous improvement in the environmental impact of each of our group’s companies. With respect to our social responsibility, it is our goal that our businesses and operations impact positively our communities where we operate and our employees and other stakeholders.

If the merger is approved, we will implement a resegmentation of our businesses into three divisions: boards, solid wood and forestry. In the boards division, we expect to continue to expand our boards distribution network throughout Latin America, including a planned expansion by the end of 2007 of up to 187 new Placacentros, approximately 58 of which we expect to open in Mexico. In the solid wood division, we intend to continue to seek greater geographic market penetration, primarily in the United States and Mexico, and improved name recognition and branding. In our forestry division, we intend to continue to consolidate our operations in Chile and Brazil. For more information regarding our plans and strategy for the merged company, see “Part Three—The Merger—The Merger—Our Plans for Terranova Following the Merger.”

Our History and Development

Our history began in the 1970s with a sawmill operation in southern Chile. In the years up to 2002, through acquisitions and other transactions, our predecessor companies and we expanded our forestry assets in Chile, Venezuela and Brazil; acquired and established manufacturing and marketing capabilities in the markets of northern Latin America and the United States in order to allow us to more efficiently utilize our forestry resources; and worked to improve the coordination and management of those resources. During this period, we expanded our operations within Chile to include additional sawmills and facilities to manufacture MDF and market skin and moulded doors. Outside Chile, we significantly expanded to add forestry assets in Venezuela and Brazil, sawmills in Brazil and Venezuela, board manufacturing facilities in Brazil and Venezuela, a moulding plant in the United States and distribution and marketing operations in the United States and numerous markets in northern Latin America. As of 2002, our forestry assets and manufacturing operations were held directly and indirectly through our predecessor, Forestal Terranova, with our U.S. operations being coordinated through Forestal Terranova’s subsidiary, Terranova Forest Products, and our non-Chilean subsidiaries and affiliates being held by, and their products marketed through, Terranova Internacional S.A., also known as TISA.

In January 2001, Forestal Terranova subscribed to approximately 81 million newly issued shares of Masisa, giving it an approximate 8.8% interest in Masisa. In July 2002, Forestal Terranova acquired Maspanel’s 43.16% interest in Masisa and became Masisa’s controlling shareholder with 51.9% of Masisa’s total shares then paid and outstanding. Effective as of July 1, 2002, Forestal Terranova began consolidating Masisa into its financial results. On May 27, 2003, Forestal Terranova increased its ownership interest in Masisa to 486,861,555 shares (52.43%) of common stock through open market purchases on the Santiago Stock Exchange.

Forestal Terranova decided to expand the relationship between Terranova and Masisa in order to make use of their respective resources and systems in a manner that would improve the efficiency, strength and financial performance of both companies. As part of that process, Forestal Terranova entered into a support services agreement with Masisa effective as of January 1, 2003, pursuant to which Masisa assumed the management of Forestal Terranova’s Venezuelan subsidiary, Fibranova C.A. Under that agreement, Forestal Terranova retains ownership of the land, land rights, plant and equipment and Masisa manages the production process as well as the marketing and distribution of the finished products. For more information on the terms of this agreement, see “—Related Party Transactions.”

As a result of the Fibranova support services agreement with Masisa, many of Forestal Terranova’s marketing and sales affiliates became redundant with the sales and marketing operations Masisa carried out through Fibranova as well as with Masisa’s own marketing and sales network in the northern Latin American region. Accordingly, Forestal Terranova decided to discontinue its separate marketing and sales efforts through several of its northern Latin American subsidiaries and affiliates. In 2003, Forestal Terranova discontinued the operation of Terranova Argentina S.A. as well as its joint venture with Masisa in Masnova de México.

During the first quarter of 2003, Gonzalo Zegers and Alejandro Droste resigned from their positions as Chief Executive Officer of Masisa and Chief Financial Officer of Masisa do Brasil Limitada (“Masisa Brasil”) and were appointed Chief Executive Officer and Chief Financial Officer of Forestal Terranova, respectively. During that same time period and throughout the remainder of 2003, many of the officers and senior management of Forestal Terranova and its subsidiaries were replaced with officers and management drawn from Masisa and from outside the Forestal Terranova group.

On September 30, 2003, Suizandina and Forestal Terranova, the owners of 40% and 60%, respectively, of the shares of Terranova International S.A., or TISA, approved a stock split and spin-off of TISA into two separate companies, TISA and Inversiones Internacionales Terranova S.A., or IITSA. As a result of the stock split and spin-off, Suizandina and Forestal Terranova each held 40% and 60%, respectively, of each of TISA and IITSA. Before the stock split and spin-off, substantially all of the international subsidiaries of Forestal Terranova were held through TISA. Immediately after the stock split and spin-off all of the international subsidiaries previously held by TISA were held by IITSA and all of the tax losses of the international subsidiaries were held by TISA. Following this reorganization and stock split, TISA was renamed Terranova S.A.

On October 14, 2003, Suizandina sold all of its shares of Terranova except one to Forestal Terranova. On October 31, 2003, the shareholders of Forestal Terranova and Terranova S.A. each approved the merger of Forestal Terranova into and with its subsidiary Terranova S.A. with Terranova being the surviving company. As a result of the merger, Terranova S.A. succeeded to all of the shares of Forestal Millalemu S.A. and Andinos S.A. that were previously held by Forestal Terranova and, accordingly, held 100% of the shares of each of Millalemu and Andinos. Pursuant to Chilean law, each of Millalemu and Andinos was automatically dissolved at the time they became wholly owned subsidiaries and Terranova succeeded to all of their assets and liabilities.

Corporate Structure

In addition to manufacturing particle board, MDF, OSB, solid-wood doors, mouldings and sawn wood, through subsidiaries and joint ventures we engage in several related operations. As indicated in the following charts, we and a number of our subsidiaries conduct manufacturing operations. However, most of our sales to third parties are made through Terranova Forest Products, Terranova de Mexico, S.A. de C.V., Terranova C&R S.A., Masisa Chile, Masisa Argentina, Masisa Brazil, Masisa Mexico, Masisa Peru, Masisa Ecuador, Forestal Terranova Mexico, Fibranova C.A., Andinos C.A., Terranova Colombia and Terranova Panama. The principal exceptions are Forestal Tornagaleones and Forestal Argentina, which are directly responsible for selling their own products.

Our group’s business structure, as of September 30, 2004, is set forth in the following charts. All of our indirect subsidiaries held through Masisa are set forth in the second of the two charts.

The following table shows on a consolidated basis our direct and indirect ownership interest in each of our subsidiaries and affiliates that formed a part of our group as of September 30, 2004, as well as the country of incorporation for each such subsidiary and affiliate. Unless specifically noted otherwise, our ownership interest in each subsidiary and affiliate is equal to our proportionate voting power in that entity.

		OWNERSHIP INTEREST
		September 30, 2004
COMPANY	COUNTRY OF INCORPORATION	DIRECT	INDIRECT	TOTAL
Andinos C.A.	Venezuela	0.00	60.00	60.00
Corporación Forestal Guayamure C.A.	Venezuela	0.00	51.00	51.00
Corporación Forestal Imataca C.A.	Venezuela	0.00	60.00	60.00
Fibranova C.A.(1)	Venezuela	0.00	60.00	60.00
Terranova Guatemala S.A.	Guatemala	0.00	60.00	60.00
Forestal Terranova México S.A. de C.V.	Mexico	0.00	59.99	59.99
Masisa S.A.	Chile	52.43	0.00	52.43
Terranova Brasil Ltda..	Brazil	0.00	59.40	59.40
Terranova Colombia S.A.	Colombia	0.00	59.90	59.90
Terranova Costa Rica S.A.	Costa Rica	0.00	60.00	60.00
Terranova Forest Products, Inc.	U.S. (North Carolina)	25.12	44.93	70.05
Inversiones Internacionales Terranova S.A.	Chile	60.00	0.00	60.00
Terranova Panamá S.A.	Panama	0.00	60.00	60.00
Terranova de Venezuela S.A.	Venezuela	0.00	60.00	60.00
Inversiones Coronel Limitada	Chile	0.00	52.43	52.43
Masisa Inversiones Limitada	Chile	0.00	52.43	52.43
Masisa Partes y Piezas Limitada	Chile	0.00	52.43	52.43
Forestal Tornagaleones S.A.	Chile	0.00	31.70	31.70
Masisa Overseas LTD.	Cayman Islands	0.00	52.43	52.43
Maderas y Sintéticos del Perú S.A.C.	Peru	0.00	52.38	52.38
Maderas y Sintéticos México S.A. de C.V.	Mexico	0.00	52.43	52.43
Madera y Sintéticos Servicios S.A. de C.V.	Mexico	0.00	52.43	52.43
Masisa do Brasil Ltda.	Brazil	0.00	52.43	52.43
Forestal Argentina S.A.	Argentina	0.00	15.88	15.88
Masisa Concepción Ltda.	Chile	0.00	52.43	52.43
Masisa Argentina S.A.	Argentina	0.00	52.43	52.43
Masisa Ecuador S.A.	Ecuador	0.00	52.43	52.43

(1)	Management, operations and sales are conducted by Masisa S.A.

The GrupoNueva Group and Our Management Framework

We are controlled by the GrupoNueva group, or Nueva Holding, Inc., a Panamanian company, which through its Chilean subsidiaries Compañía de Inversiones Suizandina S.A. and Inversiones Forestales Los Andes S.A., owns a 76.38% interest in us. Suizandina is, directly and indirectly, a wholly owned subsidiary of Nueva Holding, Inc. Inversiones Forestales Los Andes, is, directly and indirectly, a wholly owned subsidiary of Suizandina. In addition, Suizandina owns directly a 40% interest in our subsidiary IITSA and, as a result, owns 40% of the IITSA´s interest in many of our indirect international subsidiaries.

As part of the GrupoNueva group, we adhere to certain common management philosophies with the other GrupoNueva companies. These include adhering to management and business practices which promote sustainable development of our forestry assets and of the social environment in the communities in which our operations are located. GrupoNueva provides to us suggested management guidelines with respect to strategic planning, budget formulation and control, financial policies, internal audits, eco-efficiency, environmental performance, social responsibility, health and safety, human resources, legal matters, public relations communications, and information technology.

Our Principal Facilities and Offices

The map below illustrates the location of our principal offices, forests, production facilities and Placacentros as of September 30, 2004. For information regarding our offices, plantations, forests, production and processing facilities, see “—Description of Properties.”

Principal Products

The following table sets forth the sales of each of our principal products as a percentage of our total consolidated sales for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004.

OUR PRODUCTS

(as a percentage of consolidated sales)

	Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
MDF	27.3%	32.2%	31.7%	33.3%
Particle board	15.8%	20.9%	20.7%	19.7%
Finger-joint mouldings	22.5%	15.8%	15.8%	12.4%
OSB	1.9%	5.8%	4.7%	9.2%
Sawn lumber	8.9%	7.7%	8.0%	8.3%
Solid-wood doors	13.6%	6.8%	8.1%	5.7%
MDF mouldings	4.0%	3.5%	3.4%	4.4%
Sawn and pulp logs	3.1%	3.3%	3.6%	3.7%
Other products(1)	2.8%	4.0%	4.0%	3.2%

Total	100.0%	100.0%	100.0%	100.0%

(1)	Includes principally wood chips, sawdust, door parts, Masisa’s fiberboard doors and wood plies.

MDF (Medium Density Fiberboard)

MDF is manufactured by removing the fibers from wood chips, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut to size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing. Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges. Its uniformly dense surface gives superior results when grain-printed or painted. MDF shapes and routs with precision, drills easily and cuts cleanly. It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers. MDF is of higher quality and more versatile than particle board. However, compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy. Due to its higher production costs, MDF generally commands a higher price than particle board of the same thickness. We produce all the standard thicknesses and densities of MDF, including thin-MDF, some melamine-laminated MDF and a small amount of wood-veneered MDF. Melamine-laminated MDF is MDF covered on one or both sides with paper impregnated with melamine, a plastic laminate. We also produce a high density MDF to be used for flooring. We market our MDF under the brand name “MDF Masisa.” For the nine months ended September 30, 2004, MDF sales represented approximately 33.3% of our consolidated net sales compared to 31.7% for the same period in 2003.

Particle Board

Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut, quality-analyzed and packaged. Raw particle board is used in a variety of applications in the construction industry, such as ceilings, floors and closets, and is also widely used in the manufacture of furniture. We produce different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac” and “HR100.” We also produce melamine-laminated particle boards which are raw particle boards covered on one or both sides with paper impregnated with melamine. Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. Melamine-laminated board sales generate a higher margin than raw particle board sales. For the nine months ended September 30, 2004, particle board sales accounted for approximately 19.7% of our consolidated net sales revenue compared to 20.7% for the same period in 2003.

Particle board competes, in certain uses, with gypsum and asbestos-cement boards, as well as solid wood, plywood, fiber board (including both hard board and MDF) and OSB. MDF and particle board are competing products in some applications in the furniture industry. Lumber and gypsum board are the main competing products in the construction industry. Plywood may also be substituted for particle board, MDF and OSB in certain applications.

Finger-Joint Mouldings

Finger-joint mouldings are produced from small pieces of recycled wood which have been cut and dried. The drying process is followed by a shining procedure in which any knots, imperfections or irregularities are corrected. The wood pieces are then joined, shaped and packaged for distribution. We offer four types of mouldings including raw moulding, painted moulding, cast moulding and stile moulding. These mouldings are ornamental strips used to decorate a surface, and are often used to accent or emphasize the ornamentation of a structure or to conceal surface areas or angle joints. For the nine months ended September 30, 2004, finger-joint moulding sales represented approximately 12.4% of our consolidated net sales revenue compared to approximately 15.8% for the same period in 2003.

OSB (Oriented Strand Board)

OSB is structural panel board manufactured from small logs and lumber scraps. The logs are debarked, sawn and reduced to thin wood strands. The strands are put into a drying machine to remove humidity from the wood in order to avoid shrinkage and swelling during use. The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives. The resin-blended strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat. This mat is compressed and heated in the main press to form the boards. The compressed and heated boards are then cooled and finished. OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as those that occur in the construction and packaging industries. Our Masisa OSB is marketed under the “Masisa OSB” brand name, and is manufactured at Masisa’s Brazilian plant. For the nine months ended September 30, 2004, OSB sales represented approximately 9.2% of our consolidated net sales compared to approximately 4.7% for the same period in 2003.

Sawn Lumber

We produce green and kiln dried sawn lumber from timber harvested from forestry plantations. The timber is sawn into logs, debarked and classified according to its diameter and length. The lumber is sawn into various shapes and sizes. Andinos produces high quality dried lateral wood from the outer portion of the log for re-manufacturing process and lower quality dried center wood, from the center portion of the log. The lateral wood is used for manufacturing finger-joint mouldings, door frames, boards, sidings, furniture and doors. The center wood is used for manufacturing, packaging and construction. The slower growth rate of the Caribbean pine from our Venezuelan forest plantations results in a high quality grade that commands a premium price in Mexico. For the nine months ended September 30, 2004, sales of sawn lumber represented approximately 8.3% of our consolidated net sales revenue compared to approximately 8.0% for the same period in 2003.

Solid Wood Doors

We manufacture solid wood interior rail and stile doors in Chile, and market them under the brand name “Terranova”. Our doors are 1 3/8 inches thick and are manufactured in a range of heights and widths to fit standard doorways and closets. Terranova doors are available in French, bi-fold, six panel, Soriana and Sevillana styles. The doors are manufactured from solid pine wood with engineered stiles and rails that are edge-glued, finger-jointed and laminated with clear veneer. They are also available with solid raised panels with a characteristic double hip pattern, emphasizing the relief. Our solid wood doors are distributed throughout the

United States exclusively by Masonite International Corporation. For the nine-month period ended September 30, 2004, door sales represented approximately 5.7% of our consolidated net sales revenue compared to 8.1% for the same period in 2003.

MDF Mouldings

We manufacture our MDF mouldings from superior, ultra-light MDF (32 pounds per cubic foot density) which makes them comparable to any standard wood moulding. Their light weight substantially reduces the cost disadvantages associated with transportation, handling and installation of standard density MDF mouldings. We manufacture primed and un-primed MDF mouldings on priming lines yielding high quality waterborne priming. We offer a wide range of patterns for our mouldings, including the casing and base, crowns, jambs and S4S boards. We produce MDF mouldings in seven, 14 and 16 foot lengths. For the nine months ended September 30, 2004, MDF moulding sales represented approximately 4.4% of our consolidated net sales revenue compared to approximately 3.4% for the same period in 2003.

Sawn and Pulp Logs

We sell sawn and pulp logs directly and through our subsidiaries Terranova Venezuela, Terranova Brazil, Forestal Tornagaleones, Forestal Argentina and Masisa do Brasil. The sawmill cuts and sizes the wood and assesses the best cutting plan for each log. For the nine months ended September 30, 2004, sawn and pulp log sales represented approximately 3.7% of our consolidated net sales revenue compared to approximately 3.6% for the same period in 2003.

Other Products

Other products include principally wood shavings, wood chips, sawdust, door parts, Masisa’s fiberboard doors and wood plies. Masisa manufactures fiberboard doors in Chile, which are marketed under the brand name “Exit”. The manufacture of Masisa’s doors is the most labor intensive of its businesses. Masisa’s doors are made with a cardboard honeycomb core. Our wood shavings, wood chips and sawdust are byproducts of our sawmill and industrial operations and sold to pulp manufacturers and other third party manufacturers. Wood plies, which we sell to third parties, are sheets of solid wood coiled off of saw logs and serve as the principal raw material for plywood.

On a consolidated basis, all of our “other products” accounted for approximately 3.2% of our consolidated sales for the nine months ended September 30, 2004 and 4.0% for the same period in 2003.

Wood Products Sales

The following table shows our sales of our principal wood products by physical volume in cubic meters for each year during the two years ended December 31, 2002 and 2003 and for the nine month periods ended September 30, 2003 and 2004.

CONSOLIDATED SALES OF OUR PRINCIPAL WOOD PRODUCTS

(thousands of cubic meters)

	Year ended December 31,		Nine months ended September 30,
	2002(1)	2003	2003	2004
MDF	449.9	783.5	564.6	715.9
Sawn and pulp logs	319.8	620.6	472.6	666.7
Particle board	301.9	608.2	450.3	493.7
Sawn lumber	153.6	240.7	179.2	220.6
OSB	57.1	178.1	118.0	195.2
Finger-joint mouldings	157.7	193.7	140.9	132.6
MDF mouldings	30.0	48.1	33.3	68.6
Solid wood doors	39.1	36.1	31.0	32.8

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Total sales of our principal wood products, which increased by 26.9% in volume for the nine months ended September 30, 2004 as compared to the same period in 2003, are dependent, to a significant extent, on the state of the economies in the United States, Mexico, Chile, Venezuela, Argentina and Brazil, our principal markets. In particular, sales of our processed wood products are related to the levels of activity in the construction and furniture industries in those countries. Construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth and other economic and demographic factors. An economic downturn in any of those countries is likely to materially adversely affect its construction industry and, accordingly, sales of our products. The “do-it-yourself”, new residential construction industry and re-modeling industry in the United States as well as the construction and pallet manufacturing industries in Mexico are the principal end-users of our solid wood products. The furniture manufacturing industry in Chile, Argentina, Mexico, Brazil and Venezuela are the principal users of our board products. The boards are marketed in Colombia, Peru, Ecuador and Uruguay. See “—Operating and Financial Review and Prospects.”

The international market for our processed wood products is highly competitive in terms of price and quality. We compete with producers from the United States, Canada, Chile, Brazil, New Zealand, China and South Africa. Competitive factors within a market area generally include price, species and grade of the logs used in the production of the end-product, proximity to wood consuming facilities and ability to meet customers’ requirements. Environmental certification has also become a point of differentiation. In numerous markets, and in the United States in particular, wood products manufacturers are increasingly encouraged or required to supply environmentally certified finished product. Our production facilities and plantations have been certified under ISO 14,001 and OHSAS 18,001, and our plantations have received the Forest Stewardship Certification (FSC). The FSC certifies that the wood in a product, whether a finished product or an intermediate product, is produced in accordance with FSC standards.

Markets and Distribution

The following table sets forth our aggregate sales in each of our principal markets for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004.

OUR MARKETS

(as a percentage of consolidated sales)

	Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
United States	40.8%	27.4%	28.1%	29.1%
Chile	15.5%	18.2%	19.3%	16.4%
Mexico	14.8%	15.5%	15.0%	15.9%
Brazil	9.6%	15.8%	15.3%	14.9%
Venezuela	4.2%	4.9%	4.1%	6.6%
Argentina	2.8%	6.0%	5.9%	6.4%
Other countries	12.3%	12.3%	12.3%	10.7%

Total:	100.0%	100.0%	100.0%	100.0%

We currently segment our company by country within each of our Terranova and Masisa business groups. These country segments include, for our Terranova businesses, the United States, Chile, Brazil, Mexico and Venezuela, and for our Masisa businesses, Chile, Argentina, Brazil and Mexico. The following table sets forth our aggregate sales for each of these business segments for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004.

OUR MARKETS

(Net sales in millions of US$)

	Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
Terranova:
United States	119.5	118.0	91.7	98.4
Chile	7.8	10.6	11.2	10.5
Mexico	28.7	37.1	25.8	34.0
Brazil	1.4	1.9	1.2	3.5
Venezuela	12.0	23.3	14.5	31.3
Argentina	—	—	—	—
Other countries	10.7	9.0	6.5	10.4

Total (Terranova):	180.0	200.0	151.0	188.1

Masisa:
United States	0.9	13.3	7.0	40.3
Chile	37.9	76.7	56.3	67.8
Mexico	15.0	37.4	26.7	41.9
Brazil	26.9	74.1	52.5	67.3
Venezuela	0.5	—	—	—
Argentina	8.2	28.6	20.5	30.6
Other countries	25.6	49.9	36.5	40.5

Total (Masisa):	115.0	280.1	199.6	288.4

OUR MARKETS

(as a percentage of consolidated sales by destination market)

	Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
Terranova:
United States	40.5%	24.6%	26.1%	20.7%
Chile	2.6%	2.2%	3.2%	2.2%
Mexico	9.7%	7.7%	7.4%	7.1%
Brazil	0.5%	0.4%	0.3%	0.7%
Venezuela	4.1%	4.9%	4.1%	6.6%
Argentina	0.0%	0.0%	0.0%	0.0%
Other countries	3.6%	1.9%	1.9%	2.2%

Total (Terranova):	61.0%	41.7%	43.1%	39.5%

Masisa:
United States	0.3%	2.8%	2.0%	8.5%
Chile	12.8%	16.0%	16.1%	14.2%
Mexico	5.1%	7.8%	7.6%	8.8%
Brazil	9.1%	15.4%	15.0%	14.1%
Venezuela	0.2%	0.0%	0.0%	0.0%
Argentina	2.8%	6.0%	5.9%	6.4%
Other countries	8.7%	10.4%	10.4%	8.5%

Total (Masisa):	39.0%	58.3%	56.9%	60.5%

United States

General

In 2004, GDP grew at an annual rate of 4.4%. Inflation was 3.3%, the trade balance deficit was US$617.7 billion and the unemployment rate was 5.4% as of December 31, 2004. The U.S. economy experienced moderate growth as a result of an increase in customer and business investment spending.

The following table shows our sales of solid wood doors, MDF and finger-joint mouldings, MDF, OSB and other products in the United States in dollars for the periods indicated.

UNITED STATES

PRINCIPAL WOOD PRODUCTS SALES

(millions of US$)

	Year ended December 31,		Nine months ended September 30,
	2002(1)	2003	2003	2004
Terranova
Finger-joint mouldings	66.4	75.6	55.4	59.0
Solid wood doors	39.6	32.3	28.2	27.0
MDF mouldings	11.9	10.1	8.1	10.6

Masisa
OSB	—	5.9	2.9	26.9
MDF mouldings	—	4.7	2.8	9.9
MDF	0.9	2.6	1.5	2.5

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

The United States is Terranova’s most significant market on both a consolidated and unconsolidated basis as measured by aggregate sales. Our total sales in the United States on a consolidated basis for the nine months ended September 30, 2004 represented 29.1% of our total consolidated sales, compared to 28.1% for the same period in 2003. Our total sales in the United States on a consolidated basis for the year ended December 31, 2003 represented 27.4% of total sales compared to 40.8% in 2002. This decrease was primarily due to the consolidation of Masisa in our financial statements for the full fiscal year in 2003, compared to its consolidation in our financial statements only for the second half of 2002, and because the United States represented a much larger market for Terranova than for Masisa in each of those years.

Most of the our products are sold in the United States through approximately 60 customers that serve primarily the “do-it-yourself” and new residential construction industries. The U.S. do-it-yourself market is heavily consolidated and is dominated by large chain retailers such as Home Depot, Lowes and Menards. Our eight largest customers, in terms of sales revenue, accounted for approximately 80% of sales for the nine months ended September 30, 2004 in the United States. The largest customer did not account for more than approximately 35% of such sales. Our principal U.S. customers are Builders First Source, East Coast Millwork, Jeld-Wen International, Jim White Lumber, Masonite (which sells most of our products to the Home Depot), US Lumber, Sauder Distribution and Weyehauser. We cannot assure you that, under current market conditions, the loss of our largest distributor or customer would not have a material adverse effect on us. We store our products primarily in three warehouses located at Wando, South Carolina, Baltimore, Maryland, and Houston, Texas. We ship our products from U.S. warehouses to our customers primarily by truck. Shipments are delivered to our distribution centers by ship from our production facilities in Chile, Brazil, Argentina and Venezuela.

Mouldings Market. We manufacture MDF and solid wood finger-joint mouldings which are sold in the United States. Our total sales of finger-joint mouldings and MDF mouldings for the nine month period ended September 30, 2004 were US$59.0 million, and US$10.6 million, respectively, compared to US$55.4 million and US$8.1 million, respectively, for the same period in 2003. During the nine-months ended September 30, 2004, prices for finger-joint mouldings in the United States increased from 2003 primarily as a result of strong market demand, especially as a result of new residential home construction. For the nine months ended September 30, 2004, demand for MDF mouldings in the United States has exceeded available production capacity. This has led to increasing prices for our MDF mouldings during that period. For that nine-month period all of our Terranova and Masisa MDF moulding lines have been operating at close to full capacity. We believe that U.S. demand for MDF mouldings will continue to be strong during the fourth quarter of 2004 and for the full 2005 year. However, we expect additional production capacity to be added by other MDF producers during 2005 leading to a moderate decrease of prices for MDF mouldings during that period. We believe that increased market production of MDF mouldings will provide U.S. consumers with a comparatively cheaper alternative to finger-joint mouldings and that increases in sales of MDF mouldings will partially offset a decline in lineal finger-joint mouldings sales.

We currently produce the MDF mouldings that we sell in the United States at our Fibranova plant in Venezuela and the Terranova Forest Products plant in Wando, South Carolina. In addition, an MDF moulding line was added at Masisa’s Concordia plant in Argentina in January 2003, and at Masisa’s Cabrero plant in Chile in June 2004. We currently produce our finger-joint mouldings at our Cabrero plant in Chile and our Rio Negrinho plant in Brazil. The market for mouldings in the United States is highly competitive. In general, we are able to produce MDF mouldings and solid wood finger-joint mouldings at our Chilean, Argentinean, Venezuelan and Brazilian plants at a low cost relative to U.S. and Canadian manufacturers. Additionally, due to the light weight of these products, freight prices from our South American plants are comparatively low and we are able to sell our mouldings in the United States at competitive prices. Our principal competitors in the finger-joint mouldings market are Arauco, Braspine, Woodgrain and Sierra Pacific. Our principal competitors in the MDF mouldings market are PacTrim, Arauco (Trupan), Sierra Pacific, Polincay and Corza.

Solid Wood Doors Market. We manufacture residential interior solid wood rail and stile doors which are sold in the United States, which is considered a niche market. Our total solid wood door sales in the United States for the nine-month period ended September 30, 2004 were US$27.0 million compared to US$28.2 million for the same period in 2003. The decrease is primarily due to the fact that orders accepted prior to April 30th, 2004 were priced lower than under the terms of our renegotiated contract with Masonite effective as of that date. Generally, the price decreases experienced in the U.S. residential interior stile and rail door market in 2003 were due to pricing pressure from customers down the distribution chain. During the nine months ended September 30, 2004 prices applicable to our door sales have increased twice. However, we expect pricing pressure from large distributors such as Masonite may continue, as well as other factors, to affect our door prices in the U.S. market.

All of the solid wood doors we sell in the United States are manufactured at our production facilities in Chillán, Chile. Solid wood door sales in the United States is a competitive market. Our principal competitors in this market are Swartland, Woodgrain, Frameport and Sincol.

Commission Sales. In May 2004, Terranova Forest Products entered into a sales commission agreement with Masisa to market and distribute Masisa’s products in the United States. Terranova Forest Products currently sells Masisa’s MDF mouldings under this contract.

Masisa’s Marketing and Distribution

Masisa Brazil sells OSB directly into the U.S. market through distributors. Beginning in 2005, Masisa Brazil’s OSB sales in the United States will be marketed through Terranova Forest Products. Our OSB sales in the United States increased by 821.7% in dollar terms, from US$2.9 million for the nine months ended September 30, 2003 to US$26.9 million for the same period in 2004 principally due to the record high prices for OSB in the United States.

Masisa’s MDF moulding sales in the United States increased by 254.1% in dollar terms, from US$2.8 million for the nine months ended September 30, 2003 to US$9.9 million for the same period in 2004 principally due to our increased production from our first MDF mouldings line in Argentina, the addition of a second line in Argentina and a new line in Chile.

Masisa’s MDF sales in the United States increased by 70.0% in dollar terms, from US$1.5 million for the nine months ended September 30, 2003 to US$2.5 million for the same period in 2004.

Chile

General

In 2004, GDP grew 5.9%, inflation was 1.1%, the trade balance surplus was US$6.9 billion and the unemployment rate was 7.8% as of December 31, 2004. Chile’s economy experienced moderate growth as a result of generally improved global economic conditions. However, the unemployment rate in Chile remained relatively high.

The following table shows our sales of solid wood doors, sawn and pulp logs, MDF, particle board and OSB in Chile in dollars for the periods indicated.

CHILE

PRINCIPAL WOOD PRODUCTS SALES

(millions of US$)

	Year ended December 31,		Nine months ended September 30,
	2002(1)	2003	2003	2004
Terranova
Sawn and pulp logs	5.0	7.4	4.8	7.2
Solid wood doors	0.6	0.5	0.4	0.4

Masisa
Particle board	19.5	41.4	30.0	37.2
MDF	13.2	21.7	17.0	24.3
Sawn and pulp logs	2.3	6.1	4.5	4.8
OSB	0.5	2.5	1.9	0.9

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

We sell most of Terranova’s products in Chile through independent distributors serving the construction industry. Terranova’s three largest customers, in terms of sales revenue, accounted for approximately 55% of sales in Chile through September 2004. The largest customer did not account for more than approximately 22% of such sales through September 2004. Our principal Chilean customers are CMPC Celulosa S.A., Forestal Mininco S.A., Masisa S.A. and Paneles Arauco S.A. Our products are stored in one warehouse and sales office in Chile and are shipped mainly by truck to domestic customer locations.

Sawn and Pulp Logs Market. Our Terranova businesses sell sawn and pulp logs to manufacturers in Chile. Our total sawn and pulp log sales for the nine months ended September 30, 2004 were US$7.2 million compared to US$4.8 million for the year ended December 31, 2003.

All of the sawn and pulp logs we sell in Chile are harvested at our Chilean plantations. Our principal competitors in this market are Arauco and CMPC.

Solid Wood Doors Market. We sell a relatively small number of residential interior rail and stile solid wood doors in Chile. Our total solid wood door sales in Chile were US$0.4 million for the nine months ended September 30, 2004 and for the same period in 2003.

Masisa Marketing and Distribution

Most of Masisa’s products are sold in Chile through approximately 170 independent distributors serving the construction and furniture manufacturing industries. A small portion of Masisa’s products are sold directly to furniture manufacturers. Masisa’s 30 largest customers, in terms of sales revenue, accounted for approximately 78% of sales in Chile during the nine months ended September 30, 2004. The largest customer did not account for more than approximately 13% of such sales. Masisa’s principal Chilean customers are Arauco Distribución S.A., Easy S.A., Electrocom S.A., Industrias Copihue S.A., Maderama, Maderas Imperial Ltda., Polincay Export Ltda., Silva y Compañía Ltda., Sodimac S.A., and Youseff Comercial Ltda. During the nine months ended September 30, 2004, furniture continued to be one of the leading products imported to Chile, competing with the furniture products of Chilean producers which form a significant part of our customer base. Specifically, “ready-to-assemble” furniture products are becoming an increasingly popular import in Chile, although they account for a relatively small portion of current furniture sales in Chile. We work through our Placacentros to assist our customers in developing ways to use our products to respond to changing market conditions such as these. Although we believe that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. Masisa’s products are stored in four warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations. Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

In 1991, Masisa commenced its Placacentro program in order to broaden its distribution channels, increase demand for its products and remain in close contact with its customers. Placacentros are independently owned and operated retail furniture supply stores that are franchised by Masisa. Placacentro stores are required to carry the full range of Masisa’s products and to display such products in the manner directed by Masisa. Placacentro owners receive technical assistance from Masisa and are permitted to carry other manufacturers’ products with certain limitations. Masisa derives no license fees or revenues from Placacentro stores other than through the sale of its products.

Placacentros are an important part of Masisa’s marketing strategy of maintaining close ties to furniture manufacturers and retail customers. The goal of this strategy is to increase the per capita consumption of Masisa’s products and to create competitive advantages to address current and future competition. As of September 30, 2004, there were 51 Placacentro stores in Chile. Masisa does not expect to open any new Placacentro stores in Chile during the remainder of 2004 or 2005. The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Of Masisa’s volume sales in the Chilean market for the nine months ended September 30, 2004, approximately 24% were to Placacentros. The remainder were direct sales and sales to other distributors.

In 2002, Masisa also formed a new Chilean subsidiary, Masisa Partes y Piezas Ltda. (“Masisa Partes y Piezas”), as part of Masisa’s plan to keep abreast of trends and developments in the furniture industry. Masisa Partes y Piezas supplies component parts and services to the furniture manufacturing industry in Chile where it is the first company of its kind. This company’s strategy is to develop and introduce clearly defined products and services that are competitive, modern, innovative, capable of being standardized and which increase the quality of the final product. Masisa Partes & Piezas currently provides local and foreign furniture manufacturers a means to improve their efficiency and costs by outsourcing the moulding of boards to Masisa Partes & Piezas. Masisa Partes & Piezas products compete in the market by offering greater added value, both in standard and custom formats, and by providing innovative solutions to architects, designers, manufacturers and industrialists for their board product needs.

Particle Board Market. Masisa manufactures raw, melamine-laminated and wood-veneered particle board in Chile. Our total particle board sales for the nine month period ended September 30, 2004 were US$37.2 million compared to US$30.0 million for the same period in 2003 due to higher physical volume sales and prices. Masisa estimates that consumption of particle board in Chile was 20.3 cubic meters per thousand inhabitants in 2003. While the total consumption of particle board in Chile increased by approximately 4% in 2003 from 2002, it has only just recovered to levels reached in 2000 and is still below its peak reached in 1997.

Río Itata, which has an installed production capacity of approximately 30,000 cubic meters per year, is the only remaining competitor in the particle board production industry in Chile. The excess of local supply over local demand is exported.

Due to the economic crisis in Argentina in 2002, which reduced particle board consumption in Argentina to nearly half its 2001 level, and the devaluation of the Argentinean peso, some Argentinean manufacturers began to export part of their production to the Chilean market. This resulted in price pressure for all competitors in Chile. We believe that the excess capacity in particle board production in Chile and the resulting price pressure, combined with high transport costs for particle board imports, are the primary factors that discouraged imports to Chile of particle boards in previous years. The situation experienced in 2002 was unique and as the Argentinean economy and consumption began to recover in the second half of 2003 and continued its recovery during the first three quarters of 2004, the situation started to return to prior levels. However, there can be no assurance that significant price pressure from imports of particle board into Chile will not occur in the future.

MDF Market. Masisa manufactures MDF board in Chile. The Chilean MDF market is relatively undeveloped compared to the European and North American markets. Although the first Chilean MDF plant did not begin production until 1988, the market has exhibited strong growth since then. Nevertheless, Chilean MDF producers devote most of their production to exports. Masisa Chile sold 48% of its MDF sales in the local market during the nine months ended September 30, 2004 compared to 48% for all of 2003. We estimate that in 2003 MDF consumption in Chile was approximately 15.5 cubic meters per thousand inhabitants compared to 17.0 cubic meters per thousand inhabitants in 2002. Our total MDF board sales for the nine month period ended September 30, 2004 were US$24.3 million compared to US$17.0 million for the same period in 2003 as a result of higher physical volume sales and prices.

Masisa’s only established competitor in the Chilean MDF market is Paneles Arauco S.A. which has an annual production capacity of approximately 390,000 cubic meters.

Mexico

General

The Mexican economy grew at an annual rate of 4.4% in the third quarter of 2004. During the twelve months ended November 30, 2004, inflation was 5.4%, while the trade balance deficit was US$5.9 billion during the twelve months ended October 31, 2004. The unemployment rate in Mexico was 4.0% as of September 30, 2004. Mexico’s economy is expected to grow because of the increase in demand from the U.S. Mexico’s principal trading partner. The economic recovery has contributed to greater demand for wood products and higher wood prices. During the twelve months ended June 30, 2004, construction GDP growth was 4.4%.

The following table shows our sales of sawn lumber, MDF, particle board and OSB in Mexico in dollars for the periods indicated.

MEXICO

PRINCIPAL WOOD PRODUCTS SALES

(millions of US$)

	Year ended December 31,		Nine months ended September 30,
	2002(1)	2003	2003	2004
Terranova
Sawn lumber	20.2	34.5	25.0	34.0
MDF	8.0	1.3	—	—

Masisa
MDF	6.8	15.5	11.7	17.2
Particle board	7.3	15.3	11.1	16.3
OSB	0.5	3.0	1.8	2.9

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

We sell most of Terranova’s sawn lumber in Mexico either directly or through independent distributors to the construction and pallet manufacturing industry. Terranova’s 25 largest customers, in terms of sales revenue, accounted for approximately 80% of sales in Mexico for the nine months ended September 30, 2004. The largest customer did not account for more than approximately 8% of such sales. Our principal customers in Mexico are Losifra S.A. de C.V., Maderera Nasa S.A. de C.V., Maderera Tizayuca S.A. de C.V., Productora de Tarimas del Sur S.A., Productos Maderables Goles de RLMI. Although we do not believe that, under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. In addition to Terranova and Masisa products, we also sell sawn wood produced by third parties, principally located in Chile. Our products are stored in two warehouses and two sales offices in Durango, Mexico and are shipped mainly by truck to domestic customer locations. During 2003 approximately 5% of our sales were made directly into the United States from Mexico or are sold to maquiladoras which use our lumber to produce products for sale primarily in the U.S. market. The sawn lumber we sell in the Mexican market is harvested primarily from our plantations in Venezuela and processed at our Andinos C.A. sawmill. A smaller amount of the sawn lumber we sell in Mexico is harvested and processed at our plantations and facilities in Chile.

Sawn lumber. Mexico is the principal market in which we market our sawn lumber. Mexico does not have a well developed domestic forestry industry and, as a result, our principal competitors in this market are also importers. Our total sawn lumber sales for the nine month period ended September 30, 2004 were US$34.0 million compared to US$25.0 million for the same period in 2003. The increase is primarily due to higher physical volume sales and prices.

Sales of sawn lumber in Mexico is a highly competitive market. Our principal competitor in this market is Arauco. The Mexican market has a good but limited national supply system as well. We plan to expand our market share for our sawn lumber in Mexico by selling it through our Placacentro network. We believe sales through the Placacentros will enable us to reach the small business and independent manufacturing segment in Mexico which we do not presently serve in any significant amount.

Masisa Marketing and Distribution

In August 2001, Masisa established Maderas y Sintéticos de México S.A. de C.V. (“Masisa Mexico”) as a vehicle for entering the Mexican wood products market. On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the U.S. forestry company, Weyerhaeuser Company Limited. This plant has an installed capacity of 120,000 cubic meters per year. With this acquisition, Masisa now supplies particle boards to the Mexican market mainly from the Durango plant’s production. Masisa imports MDF and OSB into the Mexican market from its plants in Chile, Argentina and Brazil, and also from the Fibranova plant in Venezuela. Masisa’s net sales in Mexico during the nine months ended September 30, 2004 represented 8.8% of our consolidated net sales during that period. Because Mexico has a population more than six times greater than Chile’s, board consumption levels that are currently substantially smaller than Chile’s and the growing scarcity and increasing cost of sawn lumber, the principal competing product of Masisa’s wood boards, we believe the Mexican market has substantial potential for increased consumption of wood boards, whether produced locally at the Durango plant or imported from Masisa plants in Chile, Argentina or Brazil.

Currently, Masisa sells particle board and MDF to Mexican furniture manufacturers through approximately 251 distributors. During the nine months ended September 30, 2004, approximately 80% of Masisa’s sales revenue in the Mexican market was generated by the 63 principal distributors, and the largest single distributor did not account for more than approximately 7% of these sales. Masisa’s principal distributors in Mexico are Aglomerados y Triplay Vic S.A. de C.V., Industria Forestal de Occidente S.A. de C.V., Industria Maderera Puente de Vigas S.A. de C.V., Maximaderas, Mexicana Pacific S.A. de C.V., Mexlam S.A. de C.V., Promotora Grocer S.A. de C.V., Rodríguez Gamboa Francisco Javier and Tableros del Norte S.A. de C.V.

In 2003 and during the nine months ended September 30, 2004, Masisa successfully expanded its Placacentros network in Mexico. Masisa Mexico opened 49 stores throughout the country as of September 30, 2004, and expects to open approximately 4 new stores in Mexico during the remainder of 2004. We intend to open an additional 17 Placacentros in Mexico in 2005, Masisa estimates that the furniture industry in Mexico represents approximately 80% of particle board and MDF consumption in that country, and that approximately 50% of the furniture market is comprised of small and medium-sized manufacturers. During the nine months ended September 30, 2004, approximately 43% of Masisa Mexico’s total volume sales were made through Placacentros.

MDF Market. Masisa has traditionally supplied the Mexican MDF market from its Chilean, and to a lesser degree, Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also exported MDF to Mexico. Our total sales of MDF for the nine months ended September 30, 2004 were US$17.2 million compared to US$11.7 million for the same period in 2003. This increase was due mainly to higher physical volume sales and prices. Our principal competitor in this market is Maderas Conglomeradas S.A. de C.V. Masisa believes Mexico’s MDF consumption per thousand inhabitants was 2.3 cubic meters in 2003.

Particle Board Market. Particle board consumption in Mexico is relatively low, estimated by Masisa to be 4.9 cubic meters per thousand inhabitants in 2003. Our total sales of particle board for the nine months ended September 30, 2004 were US$16.3 million compared to US$11.1 million for the same period in 2003. This increase was mainly due to higher physical volume sales and prices. Our main competitors in this market are Paneles Ponderosa S.A. de C.V., Rexcel S.A. de C.V., and Duraplay S.A. de C.V.

Brazil

General

The Brazilian economy grew at an annual rate of 6.1% in the third quarter of 2004. Brazil’s inflation rate was 5.2% as of the nine months ended September 30, 2004, with a trade surplus of approximately US$25.1 billion as of the same date. As of September 30, 2004, the noon buying rate for the Brazilian real, as issued by the U.S. Federal Reserve Bank of New York, was 2.86 reals per U.S. dollar.

The following table shows our sales of sawn and pulp logs, sawn lumber, MDF, particle boards and OSB in Brazil in dollars for the periods indicated.

BRAZIL

PRINCIPAL WOOD PRODUCTS SALES

(millions of US$)

	Year ended December 31,		Nine months ended September 30,
	2002(1)	2003	2003	2004
Terranova
Sawn and pulp logs	—	0.2	—	0.8
Sawn lumber	—	—	—	0.6

Masisa
MDF	17.1	47.0	33.9	49.4
OSB	3.9	13.6	8.4	8.3
Particle board	5.0	11.1	8.5	7.4

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Terranova Marketing and Distribution

The majority of the products produced by our Terranova businesses in Brazil are sold in export markets and our Terranova sales in Brazil are negligible. Our total sawn and pulp log sales for the nine months ended September 30, 2004 were US$0.8 million. There were no such sales for the same period in 2003. All of the sawn and pulp logs we sell in Brazil are harvested at our plantations and processed at our sawmills in Rio Negrinho, Brazil. Our total sales of sawn wood for the nine months ended September 30, 2004 were US$0.6 million. There were no such sales for the same period in 2003. The sawn wood we sell in Brazil is produced at our plantations and processed at our sawmills in Rio Negrinho, Brazil.

Masisa Marketing and Distribution

Masisa established Masisa Brazil in 1995. Masisa Brazil has already achieved a significant position as a particle board and MDF supplier to southern Brazil’s furniture industry. Particle board is supplied and delivered to the Brazilian market principally by truck from Masisa Argentina’s Concordia plant. The strategic location of the Concordia Plant and the establishment of MERCOSUR have made Brazil a favored market for Masisa Argentina’s exports. In the past, MDF was supplied to the Brazilian market from both the Argentinean Concordia plant and the Chilean Coronel plant, but since 2001 these exports have been gradually replaced by production from the new MDF plant located in Ponta Grossa, Brazil.

Masisa’s combined sales in Brazil of particle board, MDF and OSB reached US$65.0 million during the nine months ended September 30, 2004, representing a 28.1% increase compared to the same period in 2003. Particle board sales decreased by 13.0% to US$7.4 million during the nine months ended September 30, 2004 from US$8.5 million for the same period in 2003. MDF sales increased by 45.6% to US$49.4 million during the nine months ended September 30, 2004 compared to the US$33.9 million for same period in 2003. OSB sales decreased to US$8.3 million for the nine months ended September 30, 2004 compared to the US$8.4 million in 2003. This decrease is due mainly to an increase in exports of OSB in the United States.

Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers. There are generally no independent distributor chains for these materials. However, in order to meet the needs of carpenters, architects and decorators, Masisa has established a sales and marketing network that has been in place since 1996. In addition, in 2003 Masisa opened 14 new Placacentro stores in the central and southern regions of Brazil, as part of its policy of developing distribution networks as a strategy for penetrating the markets where it is present. Masisa has opened 32 Placacentro stores in Brazil as of September 30, 2004, and expects to open approximately one new store in Brazil during the remainder of 2004 and 9 new stores during 2005. During the nine months ended September 30, 2004, approximately 18% of all the Masisa Brazil’s sales were through Placacentros.

Masisa is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its client base and participating in promotional activities, expositions and trade shows. Masisa also believes that adapting finance and administrative management to local conditions is necessary to successfully compete in Brazil. Accordingly, in late 1997, Masisa established a finance and administrative office in Curitiba, Paraná. Although we believe that market prospects for MDF and OSB in Brazil are good, there can be no assurance that Masisa will be able to operate its Brazilian plants profitably.

Currently, Masisa sells MDF and OSB through 270 and 70 distributors, respectively, in Brazil. During the nine months ended September 30, 2004, approximately 20% of Masisa’s sales revenue in the Brazilian market was generated by 20 of its customers and our largest single customer did not account for more than approximately 2% of those sales. Masisa’s principal customers in Brazil are A. Romanzza Moveis Ltda., Bertolini S/A, Leo Madeiras Maq. e Ferrag. Ltda., Madcompen o Atacadao Comp. Ltda., and Todeschini S/A Industria e Comercio.

MDF Market. Masisa estimates that total market consumption of MDF in 2003 reached approximately 898,000 cubic meters, which represents approximately a 23% increase compared to 2002 levels. Masisa estimates that MDF consumption in Brazil was approximately 7.1 cubic meters per thousand inhabitants for the nine months ended September 30, 2004 compared to 5.1 cubic meters per thousand inhabitants in 2003. Based in part on Masisa’s experience in the Argentinean market, we believe that the MDF market will expand rapidly in Brazil as MDF becomes more widely available as a result of the new domestic MDF production capacity in Brazil. Our total sales of MDF for the nine months ended September 30, 2004 were US$49.4 million compared to US$33.9 million for the same period in 2003. This increase was mainly due to an increase in the overall market for MDF.

Our principal competitors in Brazil’s MDF market are Duratex, Tafisa Brasil, Placas do Paraná and the Isdra Group.

OSB Market. As the first and only producer of this kind of boards in Brazil, Masisa is currently involved in the introduction phase for this product. Our total sales of OSB for the nine months ended September 30, 2004 were US$8.3 million compared to US$8.4 million for the same period in 2003. This decrease is due mainly to an increase in exports of OSB to the U.S. market.

Particle Board Market. Particle board consumption in Brazil is relatively low, estimated by Masisa to be 12.0 cubic meters per thousand inhabitants for the nine months ended September 30, 2004, compared to 11.0 cubic meters per thousand inhabitants in 2003, and 20.3 cubic meters per thousand inhabitants in Chile in 2003. Since Brazil has a population more than ten times greater than that of Chile, Masisa views Brazil as an attractive market for particle board. Masisa estimates particle board consumption in Brazil increased by approximately 9.0% during the first nine months of 2004 compared to 2003 levels, and that long-term market prospects for this product in Brazil are good. Our total sales of particle board for the nine months ended September 30, 2004 were US$7.4 million compared to US$8.5 million for the same period in 2003. This decrease was mainly due to a reduction in imports from Masisa Argentina due to a recovery in the Argentinean local market.

Our principal competitors in this market include Duratex, Satipel, Berneck, Placas do Paraná, Eucatex and Tafisa.

Venezuela

General

The Venezuelan economy grew at an annual rate of 15.8% in the third quarter of 2004. Inflation during the nine-month period ended September 30, 2004 was 14.7%, while the trade balance surplus was US$10.9 billion for the six months ending June 30, 2004. The unemployment rate in Venezuela was 14.2% as of August 31, 2004. During 2004, Venezuela’s economy experienced a growth in domestic consumption triggered by higher public expenditure due to increased oil revenue. This growth has increased demand and prices for wood products. During the six months ended June 30, 2004, construction GDP growth was 33.6% compared to a 43.5% decrease for the year ended December 31, 2003.

VENEZUELA

PRINCIPAL WOOD PRODUCTS SALES

(millions of US$)

	Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
Terranova
MDF	0.6	13.6	7.7	18.6
Particle board	4.6	6.2	3.7	6.5
Sawn lumber	6.0	2.6	2.8	5.1

Marketing and Distribution

We sell most of Terranova’s products in Venezuela through 37 independent distributors serving the construction industry. Terranova’s 20 largest customers, in terms of sales revenue, accounted for approximately 91% of sales in Venezuela for the nine months ended September 30, 2004. Our largest customer did not account for more than approximately 15% of such sales. Our principal customers in Venezuela are Aserradero El Sol C.A., Casamania Ferreteria C.A., and Madenova C.A. Although we do not believe that, under current market conditions, the loss of any one distributor or customer would have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. Our products are stored in two warehouses, at our Macapaina plant and in Puerto Cabello, and one sales office in Caracas, Venezuela and are shipped mainly by truck to domestic customer locations. The wood products we sell in the Venezuelan market are produced at our Fibranova-Macapaina plant in Anzoátegui, Venezuela.

MDF market. Our Terranova businesses sell MDF to distributors in Venezuela. Our total MDF sales for the nine months ended September 30, 2004 were US$18.6 million compared to US$7.7 million for the same period in 2003. The increase is primarily due to improved domestic economic conditions. In addition, domestic consumption has recovered significantly following two years of recession.

All of the MDF board we sell in Venezuela is produced at our Fibranova-Macapaina plant in Anzoátegui, Venezuela. We believe we have an advantage in this market as a domestic competitor. We also believe sales through Placacentros will enable us to grow sales significantly.

Particle board market. Our Terranova businesses sell raw and melamine-coated particle board to distributors in Venezuela. Our total particle board sales for the nine month period ended September 30, 2004 were US$6.5 million compared to US$3.7 million for the same period in 2003. The increase is attributable primarily to the same factors leading to the increase in MDF sales discussed above. As with MDF, domestic consumption has recovered significantly following two years of recession.

All of the particle board we sell in Venezuela is produced at our Fibranova-Macapaina plant in Anzoátegui, Venezuela. Sales of particle board in Venezuela declined greatly in 2002 and 2003 as a result of economic instability and a general economic recession. The market has begun to improve in 2004, and we are focusing on developing our boards and melamine products.

Sawn lumber market. Terranova sells sawn lumber to distributors and pallet manufacturers and other industries in Venezuela. Our total sawn lumber sales for the nine month period ended September 30, 2004 were

US$5.1 million compared to US$2.8 million for the same period 2003. The increase is primarily due to a decrease in supply of native timber species and an increase in demand by pallet manufacturers for the food industry. During the nine months ended September 30, 2004, total Venezuelan sales of sawn lumber increased at an annual rate of 82.1% compared to a decrease of 57.1% for total sawn lumber sales for 2003.

All of the sawn lumber we sell in Venezuela is harvested at our plantations in the Uverito area, and processed at our Andinos sawmill, in the Macapaina complex in Anazoátegui, Venezuela. The sawn lumber market in Venezuela had historically been dominated by wood species native to Venezuela and imported radiata pine from Chile. Caribbean pine wood is relatively new to the Venezuelan market but is growing fast due to its high quality and demand for quality wood from the construction and pallet manufacturing industries. We believe demand from pallet manufacturers will be more important in the coming years due to the fact that the distribution industries are increasingly converting to palletized systems. Our principal competitors in this market are smaller volume local sawmills including Pinoven, Forestal Soledad and Aserradero Carabobo.

Argentina

General

The Argentinean economy showed strong growth in the last half of 2003 and the first three quarters of 2004 after several years of economic crisis. After falling by 237% in 2002, the Argentinean peso appreciated moderately in 2003 and has since stabilized. Additionally, most of the restrictions imposed on cash withdrawals from bank accounts and on transfers of funds from Argentinean to foreign accounts had been lifted by the end of 2003. However, the government still remains in default on most of its debt due to its inability to repay its debt to foreign lenders. The Argentinean economy grew at an annual rate of 8.3% in the third quarter of 2004 and price level inflation for the nine months ended September 30, 2004, was 4.8%. In addition, the Argentinean trade balance showed a surplus of US$12.5 billion during the twelve months ended October 31, 2004. As of August 31, 2004, the unemployment rate was 14.4%. Although 2003 and the first three quarters of 2004 demonstrated that the economic situation in Argentina has improved, there still remain significant economic and political risks. No assurance can be given that governmental measures or other factors will continue to improve Argentina’s economy or that general improvement in its economy will lead to an increase in the demand for particle board and/or MDF.

The following table shows our MDF, particle board, OSB and MDF mouldings sales in the Argentinean market for the periods indicated.

ARGENTINA

PRINCIPAL WOOD PRODUCTS SALES

(millions of US$)

	Year ended December 31,		Nine months ended September 30,
	2002(1)	2003	2003	2004
Masisa
MDF	4.3	14.7	10.4	15.3
Particle board	2.9	10.6	7.7	11.6
OSB	0.4	1.6	1.1	1.3
MDF mouldings	—	0.1	0.1	0.1

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Marketing and Distribution

Masisa sells particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors. During the nine months ended September 30, 2004, approximately 71.2% of Masisa’s sales revenue in the Argentinean market was generated by the 20 principal distributors. The largest customer did not account for more than approximately 9% of these sales. Masisa’s principal distributors in Argentina are Amiano S.R.L., Cencosud S.A., Cuyoplacas S.A., Distribuidora Aglolam S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Dolinsky S.A., Madergold S.A., NBC Maderas S.R.L., and Sacheco S.A. In Argentina, Masisa sells directly from its Concordia production facility and products are shipped mainly by truck to customer locations in Argentina.

Given the successful development of Masisa’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000. As of September 30, 2004, 31 stores have been opened in Argentina. Masisa Argentina expects to open approximately one new store in Argentina during the remainder of 2004 and 3 new stores in 2005. Of Masisa’s sales in Argentina for the nine months ended September 30, 2004, approximately 41% were through Placacentros.

We are pursuing several strategies in Argentina to encourage the use of Masisa’s particle board and MDF products in lieu of other materials. As in Chile, Masisa holds regular meetings with Argentinean furniture manufacturers, offers service and technical assistance to these consumers and regularly participates in trade fairs and furniture shows. In addition, Masisa offers technical training courses for Masisa-product installers through an agreement with the Construction Worker’s Training Foundation of Argentina (Fundación de Educación y Capacitación para los Trabajadores de la Construcción).

Masisa has focused its marketing efforts on furniture and cabinet manufacturers and on the construction industry. After devaluation of the Argentinean peso in 2002 and in response to the adverse macroeconomic scenario in Argentina, Masisa Argentina redirected the majority of production from its Argentinean operations to export markets primarily in Brazil, Mexico, the United States and the Far East. However, with the recovery of the Argentinian local market, this trend has been reversed.

MDF Market. Masisa has continued to actively develop the market for this product through advertising campaigns, events held directly with the customers and Masisa’s participation in trade shows, all of which are designed to demonstrate the board’s quality and multiple uses for furniture manufacturers, architects and decorators.

Masisa is the largest MDF manufacturer in the Argentinean market. Our total MDF board sales for the nine month period ended September 30, 2004 were US$15.3 million compared to US$10.4 million for the same period in 2003. As in the case of particle board, the increase in sales was due to higher demand for these products as a result of the economic recovery in Argentina during 2003. The large increase in sales in 2003 followed a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of MDF to exports. The Argentinean MDF market was a fast-growing market that expanded approximately 530% between 1995 and 1999. However, the economic crisis of 2002 adversely affected the market. In 2003, the market expanded rapidly compared to 2002. We believe the positive growth trend in the economy will continue during the last quarter of 2004 and in the short-term and that the market for wood board products will continue to recover as a result. However, there can be no assurance that the economy will continue to recover or that sales of wood board products will increase as a result. Consumption is still below its pre-crisis levels and historic highs. Masisa estimates that total consumption of MDF in Argentina was approximately 4.0 cubic meters per thousand inhabitants during the nine months ended September 30, 2004, as compared to 2.7 cubic meters in 2003 and 1.6 cubic meters in 2002. In the first half of 2002 Paneles Arauco began operations at its new MDF plant in Argentina. In addition to Paneles Arauco, there is only one other competitor in this market, Tableros Guillermina S.A.

During 2002, due primarily to its increased competitiveness in foreign markets as a result of Argentina’s currency devaluation and Masisa Argentina’s ability to utilize Masisa’s business networks abroad, approximately 68% of Masisa Argentina’s consolidated net sales of particle boards and MDF were exports, primarily to Brazil, as well as other export markets. Although this allowed Masisa to partially offset the effects of the Argentinean crisis and avoid shutting down any of its production lines, due to the lower margins for Masisa Argentina’s products in exports markets compared with Argentinean markets under normal economic conditions, Masisa has returned and will continue to return to domestic Argentinean sales as the Argentinean market continues its recovery. There can be no assurance that favorable economic conditions in Argentina will enable Masisa’s profits to recover their pre-crisis levels.

Particle Board Market. Argentina has more than twice the population of Chile and has a significant housing deficit. However, following the devaluation of its currency, Argentina’s per capita income was reduced to half of its pre-devaluation levels. Argentina’s domestic particle board consumption for the nine months ended September 30, 2004 was an estimated 7.0 cubic meters per thousand inhabitants. Argentina’s domestic particle board consumption was approximately 5.3 cubic meters per thousand persons in 2003, a substantial increase from the 3.0 cubic meters per thousand persons registered in 2002 but still below its pre-devaluation levels. The low per capita consumption is primarily the result of Argentina’s economic crisis and we expect that future demand for Masisa’s products in Argentina will be largely dependent upon the growth of the Argentinean economy and particularly on the growth of the Argentinean construction and furniture manufacturing industries.

Masisa is one of the three largest particle board manufacturers in the Argentinean market. Masisa’s principal Argentinean competitors in particle board are Faplac S.A., Sadepan Latinoamericana S.A. and Cuyoplacas S.A. The other smaller Argentinean particle board producers, such as Tableros del Paraná S.A. have a minimal market presence and use older and less efficient technology than Masisa utilizes at its Concordia facility. We also believe Masisa’s cost of production is lower than that of its Argentinean competitors. As in Chile, however, particle board products compete with other types of board products, such as gypsum, as well as solid wood and plywood.

Our total particle board sales for the nine month period ended September 30, 2004 were US$11.6 million compared to US$7.7 million for the same period in 2003, due to higher demand for these products as a result of the economic recovery in 2003. The large increase in sales during the nine months ended September 30, 2004 and in 2003 follows a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of particle board to exports.

Terranova’s and Masisa’s Other Markets

Our Terranova businesses do not make any material sales into markets other than those discussed above, except to Colombia. Accordingly, the sales into Peru and other markets discussed in this section are sales by our Masisa businesses.

Colombia

Our Terranova businesses sell particle board and MDF products into the Colombian market mainly through exports from Terranova Venezuela.

Our particle board sales in Colombia increased by 151.7% in dollar terms, from US$1.8 million for the nine months ended September 30, 2003 to US$4.4 million for the same period in 2004 principally due to strong demand. Our MDF board sales in Colombia increased by 53.9% in dollar terms, from US$3.6 million for the nine months ended September 30, 2003 to US$5.5 million for the same period in 2004 principally due to strong demand.

Peru

Our Masisa businesses sell particle board and MDF products into the Peruvian market mainly through exports from Masisa Chile. Masisa established its Peruvian subsidiary, Masisa Peru, in 1999 to conduct commercial and distribution activities in that country.

Our board sales in Peru increased by 23.8% in dollar terms, from US$6.7 million during the nine months ended September 30, 2003 to US$8.3 million for the same period in 2004 principally due to deeper market penetration of MDF board products, and strong demand for particle board.

Other

Our Masisa businesses generally achieve higher margins from the sale of their principal products in the markets in which they participate directly (Chile, Argentina, Brazil, Peru and Mexico) than from exports through third parties. Accordingly, our Masisa businesses have traditionally preferred to satisfy demand in these markets first, and then export any surplus products. However, Masisa has built a solid business network outside the markets in which it directly participates in order to diversify its market risk and to enable it to respond promptly to changes in market conditions in Chile, Argentina, Brazil, Peru and Mexico. After the political and economic crisis began in Argentina in 2002, Masisa utilized this export network and experience to substitute sales to foreign markets for lost sales in the Argentinean market. This was possible as a result of the increased competitiveness of products produced in Argentina resulting from the currency devaluation in that country.

Approximately 10.7% of our total consolidated revenues during the nine months ended September 30, 2004 were derived from U.S., Chilean, Mexican, Brazilian, Venezuelan and Argentinean export sales to markets other than the United States, Chile, Mexico, Brazil, Venezuela and Argentina, compared to the approximately 12.2% represented by such sales for the same period in 2003.

Production

We own and operate production facilities in Chile, Venezuela, Brazil, Argentina, the United States and Mexico. Our Chilean production facilities are located in Cabrero, Coronel, Chiguayante, Valdivia and Chillán. Our Venezuelan production facilities are located in Macapaima, near the city of Puerto Ordaz in the southern part of the state of Anzoátegui. Our Brazilian production facilities are located in Rio Negrinho and Ponta Grossa in the State of Paraná. Our Argentinean production facilities are located in Concordia, in the province of Entre Ríos. Our U.S. production facilities are located in Wando (Charleston), South Carolina. Our Mexican production facilities are located in Durango, in the state of Nuevo León.

Our Production by Country

Chile

The following table shows the product and the installed annual production capacity in cubic meters as of September 30, 2004, for each of our Chilean production lines.

CHILE

WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Cabrero (Terranova)	Sawmill	Sawn lumber	40,000
	Finger-joint mouldings	Finger-joint mouldings	110,000
Cabrero (Masisa)	MDF	MDF	160,000
	MDF mouldings	MDF mouldings	23,000
Chiguayante (Masisa)	Line 1	Particle board	90,000
Chillán (Terranova)	Doors	Solid wood doors	45,000
Coronel (Masisa)	Line 1	Particle board	95,000
	Line 2	Particle board	65,000
	MDF	MDF	140,000
	Laminating	Melamine board	60,000
	Laminating	Melamine board	110,000
	Laminating	Melamine board	45,000
Puschmann (Masisa)	Line 1	Particle board	90,000
Valdivia (Masisa)	Line 1	Particle board	90,000
	Laminating	Melamine board	35,000
	Veneering	Wood-veneered board	40,000
	Doors	Fiberboard doors	500,000

(1)	Units are in cubic meters, except fiberboard doors, which are in square meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors.

Cabrero (Terranova). Terranova’s Cabrero facilities are located in city of Cabrero, in Chile’s Region VIII. Its operations include a sawmill and wood drying unit and plants for the production of finger-joint mouldings and solid wood doors.

Sawmill. The sawmill, located in the city of Cabrero, was constructed during 2000 and reached full operational capacity in May of 2001. It was constructed to replace Cabrero-Terranova’s then-existing sawmill which had been operated by Cabrero-Terranova for 15 years but whose equipment and supporting technology had become obsolete. The new mill is a state-of-the-art facility equipped with a software control system that provides automatic control of the production line and allows for a high speed production line. The software system also uses special scanners and sensors for the cutting of wood and offers automatic packaging. With this new equipment, the volume of processed wood has increased by 89 cubic meters per hour to 106.8 cubic meters per hour, and the yield of wood per log has increased by 1%. Maintenance costs have also increased due to the technological change, but the labor requirement has fallen from 180 people, divided in two shifts, to 52 people, divided in three shifts. Since the sawmill entered into full operation, it has increased wood processing volumes and volumetric output with a corresponding decrease in byproducts production. The mill currently has a maximum annual processing capacity of approximately 515,000 cubic meters of logs with an annual yield of 290,000 cubic meters of saw wood used in the production of finger-joint mouldings and solid wood doors.

The Terranova industrial complexes also include drying facilities in Caberero. Their annual operational capacity is sufficient to dry all sawed lumber currently produced at the Cabrero-Terranova sawmill. This enables Terranova to manufacture its wood products with kiln-dried wood with a moisture content of 12% or less.

Finger-joint moulding plant. The finger-joint moulding plant, located in the city of Cabrero, produces approximately 106,000 cubic meters of product annually. We designed and constructed this plant to produce high-quality linear mouldings and doorframes of various styles intended for use in interior architecture. Within these product lines, Terranova manufactures products meeting a variety of standardized design specifications as well as custom made products designed and finished according to specifications supplied by our customers.

Cabrero-Masisa. Masisa acquired this plant, formerly called Fibranova, from Forestal Terranova in September 2000. The facility is located 60 miles from Masisa’s Coronel facility and has been operating since August 1992. It has a single MDF board line with an annual production capacity of 160,000 cubic meters. Additionally, in order to produce a greater quantity of value added products, we added an MDF moulding line with an annual production capacity of 23,000 cubic meters which began production in June 2004.

Chiguayante. Masisa’s Chiguayante facility is 16 miles from its Coronel facility. The Chiguayante facility has a single particle board line with an annual production capacity of approximately 90,000 cubic meters. We upgraded the facility in 1994 so that particle board manufactured at Chiguayante would be similar in quality to that produced at the Coronel facility. During 1998, automation and improvements to instruments were made in order to allow Chiguayante’s production lines to operate with greater electronic support.

The Chiguayante plant also has a melamine-laminating line with an annual production capacity of approximately 45,000 cubic meters.

Chillán. The door plant, located in the city of Chillán, produces approximately 40,000 cubic meters of solid wood doors annually. This plant was designed to manufacture products primarily for the United States and other North American markets. Its principal products are solid raised-panel pine wood interior stile and rail doors. Terranova doors have a standardized height of 6 feet 8 inches (2.033 meters) and thickness of 1 3/8 inches (35 millimeters). We produce our solid wood doors in a range of widths and market them for use as interior and closet doors. The stiles and rails are composed of a finger-jointed center made of laminated clear pine. The panels are edge-glued solid wood pieces with a double-hip profile. This structure gives the Terranova door substantial stability.

Coronel. Masisa’s Coronel industrial site, which is located near the city of Concepción, 320 miles south of Santiago, has two particle board lines, one MDF line and two melamine-laminating lines, which includes a melamine impregnating line. The two particle board production lines have an aggregate annual production capacity of approximately 160,000 cubic meters: one for thin particle board (65,000 cubic meters per year capacity) and another for thicker boards (95,000 cubic meters per year capacity). The MDF line commenced operations in January 1996, and has a production capacity of approximately 140,000 cubic meters of MDF per year. The melamine paper impregnating line produces all of the melamine paper used by Masisa’s Coronel and Chiguayante melamine-laminating lines. The Coronel facility laminates a portion of its total particle board and MDF production. Coronel’s original melamine-laminating line has an estimated annual production capacity of 60,000 cubic meters.

A new melamine-laminating line in the Coronel plant began full operations in 2003, with an annual production capacity of 110,000 cubic meters. We increased melamine production capacity through this new line in response to an increase in demand generated by our developing Placacentros network as well as an anticipated increase in demand for such boards in our Chilean and export markets. The total cost of the new line was approximately US$3.3 million, all of which was internally financed.

Puschmann. Masisa acquired the Puschmann plant in August 1998 when it purchased the assets of Tableros Nobel S.A. (“Nobel”), which was a wholly-owned subsidiary of Infodema S.A. (“Infodema”), for US$17 million.

The Nobel assets included a particle board plant and a melamine-laminating line, which was moved to the Valdivia plant after the acquisition. The acquisition was internally financed. As part of the transaction, Masisa also extended loans to Infodema for an aggregate amount of US$4.5 million, which were secured by Infodema’s manufacturing board facilities and forestry lands. The outstanding balance on the loans was repaid in 2003.

Valdivia. Masisa has two production complexes in Valdivia, a city located approximately 520 miles south of Santiago. The main facility is referred to as the “Valdivia” plant and has an annual production capacity of approximately 90,000 cubic meters of particle board. The second facility is named “Puschmann”, in memory of Carlos Puschmann, a distinguished Masisa employee who passed away in 1999.

The Valdivia plant’s machinery employs a particle board production process similar to that used at Masisa’s facilities in Coronel and Concordia, Argentina. In addition to producing raw particle board, the Valdivia plant produces melamine-laminated boards, wood-veneered particle board and all of the fiberboard doors and wood veneer strips produced by Masisa in Chile. Additionally, the melamine-laminating line purchased from Infodema was moved to Masisa’s Valdivia plant and has been operating at full capacity since February 1999.

From May to November of 2003, Masisa stopped this particle board line to adjust particle board production in light of lower market demand. Both the melamine-laminating line and the wood-veneering line use raw boards produced in Masisa’s other plants to produce coated boards. The melamine-laminating line and the wood-veneering line have estimated annual production capacities of 35,000 cubic meters and 40,000 cubic meters, respectively. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary. Masisa’s fiberboard door production line is located in the same facility and has an estimated annual production capacity of 500,000 square meters.

The capacity utilization rate for Terranova’s finger-joint moulding production facilities in Chile was 82% for the nine months ended September 30, 2004, compared to 94% in 2003 and 108% in 2002. The capacity utilization rate for Terranova’s solid wood doors production facilities in Chile was 38% for the nine months ended September 30, 2004, compared to 90% in 2003 and 89% in 2002. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

The capacity utilization rate for Masisa’s particle board production facilities in Chile was 83% for the nine months ended September 30, 2004, compared to 75% in 2003 and 84% in 2002. The capacity utilization rate for Masisa’s MDF production facilities in Chile was 102% for the nine months ended September 30, 2004, compared to 94% in 2003 and 98% in 2002. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Brazil

The following table shows, for each of our Brazilian production lines, the product manufactured and the installed annual production capacity in cubic meters as of September 30, 2004.

BRAZIL

WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Ponta Grossa (Masisa)	Line 1	MDF	240,000
	OSB	OSB	350,000
	Laminating	Melamine board	110,000
Rio Negrinho (Terranova)	Finger-joint mouldings	Finger-joint mouldings	65,000
	Sawmill	Sawn lumber	40,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors.

Ponta Grossa. In December 2000, Terranova finished the construction of its MDF production facility in the city of Ponta Grossa, in the State of Paraná, Brazil. This facility has an annual installed production capacity of 240,000 cubic meters and reached full production during the second half of 2001. The capacity utilization rate for these MDF production facilities was 108% for the nine months ended September 30, 2004, compared to 101% in 2003 and 89% in 2002. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary. In the same complex, Terranova Finished construction in May 2001 of a melamine-laminating plant that is used for coating MDF and particle board. Total cost was approximately US$4 million and was financed with cash on hand and short-and long-term bank financing. This laminating plant has an annual production capacity of approximately 110,000 cubic meters.

In November 2001, Masisa began test production of OSB in a new plant in the Ponta Grossa industrial complex, and produced the first OSB in December 2001. The Ponta Grossa OSB plant is the first of its type in Brazil. The plant has an annual installed production capacity of 350,000 cubic meters and became fully operational during the fourth quarter of 2002. The OSB plant cost approximately US$64 million and was financed with cash on hand and short–and long–term bank financing. The capacity utilization rate for Masisa Brazil OSB production facilities in Brazil was 73% for the nine months ended September 30, 2004 and 48% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational until the fourth quarter of 2002. The OSB plant’s production was adjusted to correspond to the demand generated by this product. Currently, high prices and strong demand in the United States for OSB drives our decisions as to production volume. OSB is a new product in Brazil and we expect demand in Brazil to increase as the market becomes better educated about its various uses.

Although we believe that market prospects for MDF and OSB in Brazil are good, there can be no assurance that we will be able to profitably operate our Brazilian plants or that an economic, political or market event will not adversely affect its development or operation.

Rio Negrinho. We began operations at Terranova Brasil Limitada (“Terranova Brasil”) in 1997 with the acquisition of eliotti and taeda pine plantations. The wood harvested from Terranova Brasil’s plantations is processed at its industrial installations on 20 hectares of land located in community of Rio Negrinho, Brazil. The 32,000 square meter industrial plant includes a sawmill, a thermal plant with energy generating capacity and a processing plant.

Terranova Brasil was an important investment by our group for a number of reasons. Brazil offers a well-developed market for forest products and is ranked as the world’s eighth largest economic power with a population of approximately 177 million in 2003. Additionally, a favorable climate and year-round rainfall allow a comparatively greater rate of tree growth compared to other pine growing countries. In addition, the Rio Negrinho area provides an adequate pool of skilled labor that currently supports approximately 500 furniture factories of varying sizes. Our knowledge and experience gained in Chile enabled Terranova Brasil to supply finger-joint mouldings, primarily to Terranova Forest Products for sale in the United States and, to a lesser extent, our Latin American affiliates.

During 2000, Terranova Brasil completed its start-up phase with respect to both its forestry and industrial operations. Its industrial operations reached their full projected production capacity in 2001, and in the case of the sawmill, surpassed its projected capacity by approximately 60%. Comparatively better economic conditions in Brazil for the manufacture of mouldings, as well as proximity to raw materials, led to our decision at the end of 2001 to move Terranova Forest Products’ finger-joint mouldings plant from Wando, South Carolina to Rio Negrinho in Brazil. The finger-joint moulding facility commenced operations in June 2002.

Terranova Brasil currently has three principal product lines which are sold into the three following markets: finger-joint mouldings (United States); door parts (Chile); and sawn lumber for furniture construction (Mexico). Terranova Brasil’s total annual output by volume is: 74% of mouldings (6,500 cubic meters per month); 13% of door components (1,200 cubic meters per month) and 13% of wood (rough lumber) for the Mexican market

(1,200 cubic meters per month). Products produced for the Brazilian market represent approximately 1% of Terranova Brasil’s total annual production by volume and consist primarily of sawn and pulp logs, chips and sawdust.

Terranova Brasil’s mouldings plant is designed to produce mouldings which meet specifications for sale into the U.S. market. The plant’s principal products are raw and primed seven, fourteen and sixteen foot finger-joint mouldings and door frames. These products are then sold through Terranova Forest Products to distributors and wholesalers.

Currently, all door parts produced at the Rio Negrinho plant are sold to our plant in Chillán, Chile, where our solid wood doors are produced. We produce door parts in a variety of widths (e.g., 2 1/2, 5 and 5 1/2 inches), lengths (e.g., 24 1/2 and 45 inches and 7 feet), and thicknesses (e.g.,  3/4,  5/4 and  6/4 inches). The total volume of door parts produced by Terranova Brasil depends on the quality of the logs and the drying process. Currently, the Rio Negrinho plant produces up to 1,200 cubic meters per month of door components.

Wood processed and sold for use in furniture construction is taken from the center of the log. Products made from this wood have certain characteristic defects in the wood such as knots, resin deposits, chemical stains and other processing defects. All of the wood processed by Terranova Brasil for this purpose is sold into Mexico where it undergoes further processing or is sold directly to the end-user.

The capacity utilization rate for Terranova’s finger-joint moulding production facilities in Brazil was 121% for the nine months ended September 30, 2004, compared to 126% in 2003 and 78% in 2002. The capacity utilization rate for Terranova’s sawn lumber production facilities in Brazil was 36% for the nine months ended September 30, 2004, compared to 40% in 2003 and 67% in 2002. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Venezuela

The following table shows for each of our Venezuelan production lines, the product manufactured and the installed annual production capacity in cubic meters as of September 30, 2004.

VENEZUELA

WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Andinos (Terranova)	Saw mill	Sawn lumber	150,000
Fibranova (Terranova)	Line 1 & 2	Particle board	120,000
	Line 1	MDF	250,000
	Line 1	Melamine boards	60,000
	Line 1	MDF mouldings	12,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors.

Andinos C.A. We completed construction of our Andinos sawmill in November of 2000 and began testing equipment at the plant in mid-January 2001. The sawmill is located in Puerto Ordaz in the Macapaima Industrial Complex, in the southern part of the state of Anzoátegui, Venezuela. The mill’s equipment and machinery are designed to process logs of varying diameters as required by the market and custom orders. The mill includes a treated log yard with a 20,000 square meter paved area and an advanced water recovery system.

The sawn lumber produced by the Andinos sawmill is characterized by high density, small firm knots, and exceptional hardness. Our sawn lumber is used primarily in the manufacturing of pallets and packages. A smaller percentage is sold for use in ceiling and furniture construction.

Fibranova C.A. Our Fibranova plant processes intermediate wood products to produce MDF board and particle board. Its facilities are located also in Puerto Ordaz and include two processing lines for the production of particle board and MDF board, and a third line for the covering of melamine-laminated board. This plant is administered and managed by Masisa pursuant to a management contract we entered into with Masisa in January 2003.

The raw material used in the production process is supplied by the Caribbean pine plantations managed by Terranova Venezuela and from the chips and other by-products produced by the Andinos sawmill. Fibranova’s installations have a current annual production capacity of 120,000 cubic meters of particle board, 250,000 cubic meters of MDF board, 60,000 cubic meters of melamine-laminated boards and 12,000 cubic meters of MDF mouldings.

During the same time period we also formed a joint-venture with Establecimientos Industriales Oxiquim S.A., a Chilean resins manufacturer to set up a joint venture in Venezuela to provide resin to Fibranova C.A. production processes. The joint venture was called Oxinova C.A., a Venezuelan corporation, which began operations in July 2001 and currently produces and supplies resin to our board production plants in Venezuela.

The capacity utilization rate for Terranova’s particle board production facilities in Venezuela was 82% for the nine months ended September 30, 2004, compared to 46% in 2003 and 64% in 2002. The capacity utilization rate for Terranova’s MDF production facilities in Venezuela was 85% for the nine months ended September 30, 2004, compared to 57% in 2003 and 36% in 2002. The capacity utilization rate for Terranova’s MDF mouldings production facilities in Venezuela was 24% for the nine months ended September 30, 2004, compared to 11% in 2003 and 17% in 2002.

Argentina

The following table shows, for each of our Argentinean production lines, the products manufactured and the installed aggregate annual production capacity in cubic meters as of September 30, 2004.

ARGENTINA

WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Concordia (Masisa)	Line 1	Particle board	160,000
	Line 2	Particle board	25,000
	MDF	MDF	150,000
	Thin-MDF	Thin-MDF	120,000
	Laminating	Melamine board	200,000
	Foil	Foil lined board	48,000
	Moulding	Mouldings	72,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

Masisa Argentina’s production facilities are located in Concordia, an industrial town in the Province of Entre Ríos on the Uruguay River, approximately 250 miles north of Buenos Aires, Argentina. The Concordia particle board production facility has the capacity to produce 185,000 cubic meters per year of raw particle board in two lines. The particle board line for thin particle board (under 9 millimeters) has an annual production capacity of 25,000 cubic meters. The particle board line for greater board thickness has an annual production capacity of 160,000 cubic meters. The Concordia facility commenced operations in June 1994. The capacity utilization rate for Masisa Argentina’s particle board production facilities was 81% for the nine months ended September 30, 2004 compared to 77% in 2003 and 73% in 2002.

In September 1995, Masisa Argentina completed the installation of an MDF facility adjacent to its particle board facilities. In 1997, Masisa increased this MDF facility’s annual production capacity from 120,000 cubic meters to 138,000 cubic meters. In 1999, Masisa further increased its production capacity to 150,000 cubic meters.

In 2000, Masisa Argentina began construction of a new thin-MDF plant at the Concordia Industrial Complex in Argentina. In October 2001, Masisa Argentina began the start-up phase at the new plant and began operations two months ahead of its scheduled start-up date. The plant has an installed capacity of 120,000 cubic meters per year and represented an investment of approximately US$30 million, which was financed internally. The Concordia plant produced its first thin-MDF in October 2001, and became fully operational by mid-2002. The capacity utilization rate for Masisa Argentina’s MDF production facilities was 93% for the nine months ended September 30, 2004 compared to 85% in 2003 and 77% in 2002.

The Concordia plant also includes a melamine-laminating line with an installed capacity of 200,000 cubic meters per year, and a new foil lining process with an installed capacity of 48,000 cubic meters per year.

In March 2002, Masisa Argentina began construction of its first line of pre-painted MDF mouldings in Argentina at the Concordia Complex. The moulding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003. The moulding line represents an investment of approximately US$1.8 million and was financed internally. Production at the moulding plant is primarily directed to the United States. This line became fully operational during the second quarter of 2003. An additional 36,000 cubic meters of production capacity was added during 2004. The capacity utilization rate for Masisa Argentina’s MDF mouldings production facilities was 69% for the nine months ended September 30, 2004 compared to 49% in 2003.

Mexico

MEXICO

WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Durango	Line 1	Particle board	60,000
	Line 2	Particle board	60,000
	Laminating	Melamine board	21,600

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

In December 2001, Masisa reached an agreement with Weyerhaeuser Company Limited to purchase from Weyerhaeuser’s subsidiary, MacMillan Guadiana, a particle board plant located in the city of Durango, Mexico. Masisa completed the purchase on January 8, 2002 for approximately US$15.4 million financed with cash on hand and short and long-term bank financing. In 2002, Masisa invested approximately US$4 million in technology and equipment in order to increase production and improve quality. The plant has a total installed capacity of 120,000 cubic meters per year in two independent production lines, as indicated in the table above. The plant also includes a small melamine-laminating line, with a total installed capacity of 21,600 cubic meters per year. The capacity utilization rate for Masisa Mexico’s particle board production facilities was 87% for the nine months ended September 30, 2004 compared to 71% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational during all of 2002. Most of the 2004 and 2003 production at this plant was directed toward the local market. Although we believe that market prospects for particle board in Mexico are good, there can be no assurance that we will be able to profitably operate our Mexican plant or that economic, political or market events will not adversely affect the plant’s development or operation.

United States

The following table shows, for each of our U.S. production lines, the product manufactured and the installed annual production capacity in cubic meters as of September 30, 2004.

UNITED STATES

WOOD PRODUCTS PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)
Wando, South Carolina	MDF moulding	MDF moulding	30,000

(1)	Units are in cubic meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors.

Terranova Forest Products was established to market and distribute our products in the United States as part of our strategy of locating our commercial operations as close to our customers as economically feasible. Terranova Forest Products was organized in 1993 as a joint venture with Fiberform Wood Products, Inc. under the name Fibreform Andinos Corporation. In January 1996, we purchased Fiberform’s interest in the joint venture and changed its name to Terranova Forest Products, Inc.

In late 1996, Terranova Forest Products’ management decided to relocate the company to the Port of Charleston, South Carolina and to construct its own facilities, including corporate offices, a reload center and manufacturing facilities for moulding and millwork products. Terranova Forest Products purchased a 20 acre industrial land site six miles from the Port of Charleston’s Wando terminal in October 1997. Phase I of the project, construction of an 84,000 square foot reload center, was successfully completed, and operations began in October 1998. Our MDF mouldings line has a total installed capacity of 30,000 cubic meters per year. The capacity utilization rate for this line was 87% for the nine months ended September 30, 2004 compared to 67% in 2003 and 91% in 2002. Terranova Forest Products’ corporate offices were completed in June 1999, which allowed it to consolidate all of its U.S. operations in Wando, South Carolina. Accordingly, the Bellevue, Washington and Salem, Oregon offices were closed and key personnel relocated to Wando during June and July 1999. Terranova Forest Products made its first shipments from the new facility in July 2000. Terranova Forest Products’ location in Charleston is more convenient and cost effective for communication with its customers and South American affiliates. In addition, this facility has enabled Terranova Forest Products to better manage its business activities and to be more responsive to its customers’ needs and more cost effective and competitive overall. We plan to move Terranova Forest Products’ headquarters and marketing operations to Atlanta, Georgia in 2005.

In October 2001, we moved the finger-joint moulding plant from Terranova Forest Products’ Wando location to the Terranova Brasil facility in Rio Negrinho, Brazil. Comparatively better economic conditions in Brazil for the manufacture of mouldings, as well as proximity to raw materials, prompted our management to decide to relocate the finger-joint moulding line.

Forestry Operations

Overview

We and our forestry subsidiaries manage and operate the cultivation of our tree stock in our nurseries and the establishment and management of our plantations and forests, log manufacturing, log sales and marketing, log trading, transport and supply chain activities. The logs and other raw materials produced by us and our forestry subsidiaries and affiliates are sold primarily to our production and processing subsidiaries with sales to unaffiliated third parties representing 41.1% and 34.5% for the years 2003 and 2002, respectively. Our forestry operations are responsible for optimizing the harvest from our forests, while meeting the supply requirements of our production plants and principal unaffiliated customers and complying with our principles of sustainable management.

Land Ownership And Rights

As of September 30, 2004, our group’s forestry assets included an interest in approximately 389,872 hectares of land, of which 259,633 hectares are planted with renewable trees. Of our forestry assets, approximately 279,530 hectares (71.6%) are owned by our group, and the remaining 110,432 hectares (28.4%) are held under leases, forestry rights and forestry licenses.

Our leases enable us to use the land for terms ranging from 16 to 50 years, depending on the location, which is generally the equivalent of one to two rotations. Forestry rights permit a person other than the owner to establish, manage and harvest, or simply manage and harvest, an estate of trees on the land.

Distribution Of Forestry Assets

Our forests are located in Chile, Brazil, Venezuela and Argentina. On a consolidated basis, Caribbean, radiata/oregon and eliotti/taeda pines are softwood pine species which constitute approximately 42.9%, 37.0%, and 9.8% of our plantations, respectively. In addition, our forests also include 26,231 hectares of eucalyptus trees, equal to approximately 10.3% of our total plantations.

The following table sets out the number of hectares and types of uses of our land holdings and rights at December 31, 2003 for each of our forestry operations.

	Forestry Assets
	Chile (Terranova)	Chile (Masisa)	Argentina	Venezuela		Brazil (Terranova)	Brazil (Masisa)	Consolidated
	(hectares)
Total Forestry Holdings	120,898	44,376	47,980	149,463		13,663	13,492	389,962
Owned	120,898	180	47,980	40,244		13,663	12,369	279,334
Rights/Leased	—	196	—	109,219	(1)	—	1,123	110,537
Total planted land	77,421	22,588	33,306	111,531		6,668	8,120	259,633
Plantations:
Carribean pine	—	—	—	111,509		—	—	111,509
Radiata / oregon pine	77,025	18,920	—	21		—	—	95,966
Taeda / elliotti pine	—	—	10,757	—		6,668	8,105	25,530
Eucalyptus	396	3,668	22,549	—		—	14	26,627
To be replanted	4,638	1,254	6,401	23,124		1,520	91	37,028
Protected lands	19,999	9,469	—	544		2,181	2,287	34,480
Native forests	13,260	9,997	—	—		3,061	—	26,318
Other (Araucaria connifer)	—	1,068	8,272	—		—	5	9,346
Legal reserve	—	—	—	—		—	2,479	—
Roads, encampments and other uses	5,580	—	—	14,264		233	510	20,587

(1)	Of this amount, 66,312 hectares are held under rights agreements. The remaining 42,907 hectares are leased.

As part of our effort to match the size and location of our forestry assets with our supply needs and proximity to our production facilities, respectively, we determined that we should dispose of certain land holdings in Chile’s Region VII, near Talca. Accordingly, during the third and fourth quarters of 2004, we conducted a private auction for approximately 21,000 hectares of land, 12,000 of which are planted with radiata pine. On November 5, 2004, our board of directors accepted an irrevocable bid from Arauco’s affiliate, Forrestal Celco S.A., in the amount of US$73,558,000. On December 7, 2004, we signed a definitive agreement with Forrestal Celco and completed the sale transaction for a final purchase price of US$73,284,636.

This transaction will not be reflected in our financial statements until we have entered into a contract with Forestal Celco. We estimate that the transaction will have at the time of the closing a book value of approximately US$46,000,000 after taking into account an estimated adjustment to the forest’s value of US$15,000,000. The estimated tax liability with respect to this transaction is US$9,000,000.

Forest Management

Our forestry subsidiaries cultivate, administer and manage our forestry assets in Chile, Argentina, Venezuela and Brazil. We manage our forestry assets to increase overall volume of sawlogs while minimizing defects in the wood. We seek to achieve this through the use of planting, soil and site preparation, maintenance of optimum soil quality through monitoring and fertilization, underbrush control, and management of tree density through thinning and pruning. This management system increases our forests production of larger diameter trees with fewer knots and other defects and, as a result, can produce a higher overall yield of clear wood. Clear wood, whether sold to third parties as lumber or used by our production facilities to produce our processed wood products, generally commands a higher price than knotted wood.

A significant variable affecting the profitability of our forestry operations is the age at which a tree is harvested, or the “rotation length.” The rotation length has a direct impact on timber quality, unit volume and economic return obtained from the investment. We currently consider our forestry management objectives, described above, to be achievable on an average rotation length of approximately 23, 24, 26 and 22 years for radiata, Caribbean, eliotti and taeda pine, respectively, and 12 years for eucalyptus. The optimal rotation length can vary depending on past management practices, the cost of capital and prevailing market conditions.

The following tables set forth the age profile by hectares of our forests at December 31, 2003 on a consolidated basis and for each of our forestry operations.

	Consolidated
Age Range (Years)	Pine	Eucalyptus	Other
	(hectares)
0 - 5	31,605	17,106	281
6 - 10	32,033	6,414	168
11 - 15	90,348	2,683	167
16 - 20	41,034	227	16
21+	37,000	198	361
Total	232,020	26,628	993

	Chile (Terranova)			Chile (Masisa)
Age Range (Years)	Pine	Eucalyptus	Other	Pine	Eucalyptus	Other
	(hectares)			(hectares)
0 - 5	6,363	4	14	4,436	1,787	245
6 - 10	15,947	155	81	7,768	1,109	87
11 - 15	37,921	90	13	4,060	760	153
16 - 20	9,364	145	6	192	12	11
21+	7,221	1	95	1,708	—	261
Total	76,816	396	209	18,163	3,668	757

	Argentina			Venezuela
Age Range (Years)	Pine	Eucalyptus	Other	Pine	Eucalyptus	Other
	(hectares)			(hectares)
0 - 5	7,629	15,315	—	7,425	—	21
6 - 10	1,194	5,151	—	6,154	—	—
11 - 15	296	1,833	—	47,253	—	—
16 - 20	306	69	—	29,399	—	—
21+	1,332	183	—	21,278	—	—
Total	10,758	22,549	—	111,509	—	21

	Brazil (Terranova)			Brazil (Masisa)
Age Range (Years)	Pine	Eucalyptus	Other	Pine	Eucalyptus	Other
	(hectares)			(hectares)
0 - 5	2,640	—	—	3,112	—	—
6 - 10	344	—	—	626	—	—
11 - 15	4	—	—	813	—	—
16 - 20	—	—	—	1,774	—	—
21+	3,680	—	—	1,780	14	5
Total	6,668	—	—	8,105	14	5

Sustainable Development and Forestry Management Systems

We adhere to ISO management systems and certification under the Forestry Stewardship Council (“FSC”). FSC is an international organization funded to support environmentally appropriate, socially beneficial and economically viable management of the world’s forests. The FSC certification standard is recognized by The Home Depot, one of the key end-users to which our products are marketed through Masonite in the United States.

Certification of our forest products and management systems has enabled us to access international markets such as the United States, where chain of custody certification of products is frequently preferred by customers. It has also given our products greater environmental credibility in the international marketplace by allowing our customers to readily and reliably determine that the product they are purchasing comes from a forest managed according to internationally agreed social and environmental principles and criteria.

Forest Protection. Our forestry assets are exposed to risk of loss due to fire, wind, pests and disease. Accordingly, our forestry subsidiaries have established programs for the prevention and control of each of these risk factors. Our forestry operations’ prevention efforts include, among others, identifying risks neighboring our forests, public education of communities located near our forests and maintenance of firebreaks. We also cooperate with other forestry companies when possible to undertake joint prevention measures with respect to pest and disease control.

Raw Materials and Suppliers

Terranova Business

The most significant direct costs associated with our forestry and wood products operations in connection with our Terranova businesses are adhesives, fertilizers, wood fungicides, lumber, water-based paint, plants, chemicals, logs, labor and energy.

In addition to the raw materials used by our forestry and production operations in connection with the Terranova business, the most significant packaging materials used in the marketing and distribution of our products are plastics and metal bands. In 2003, our operations utilized 310,966 kg (685,567 pounds) of plastic, including polyethylene, stretch plastic film, and heat-shrink plastic, and 494,592 kg (1,090,395 pounds) of metal bands.

In general, the prices of raw materials we use in our forestry operations are relatively stable. The prices of raw materials we use in our wood products operations depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply. For example, wood prices increased by approximately 16% during 2004 due to higher demand for wood based products and higher transportation costs due to higher energy costs.

Our principal suppliers in each country in which we have industrial facilities and the products or raw materials they supply to us in connection with the Terranova business are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS FOR TERRANOVA BUSINESSES

CHILE	PRODUCT	MEXICO	PRODUCT
Bellavista Ltda.	Temporary Staffing Services	Productos Forestales S.A.	Sawn Wood
Energía Verde S.A.	Energy	Forestal Tromen S.A.	Sawn Wood
Cía. Sudamericana de Vapores	Transportation	Seaboard Marine Ltda.	Maritime Transport
Cía Chilena de Navegación Interoceánica	Transportation	Transportes Jaessa Amador S.A. de C.V.	Transport, Logistical Support and Storage
Arauco Distribución S.A.	Sawn Wood	Transportaciones Industriales Gume S.A. de C.V.	Transport, Logistical Support and Storage
Transportes Ninhue S.A.	Transportation	Despachos Aduanales Castañeda S.C.	Custom Agents
Inversiones Silvoagropecuarias S.A.	Forestry Services	Servicios Técnicos del Transporte S.A. de C.V.	Storage
Terranova Brasil Ltda.	Sawn Wood
CMPC Maderas, S.A.	Sawn Wood

BRAZIL	PRODUCT	UNITED STATES	PRODUCT
Esterer WD GmbH & Co.	Parts	Samuel Shapiro Co. / IMS (Intermodal Management System)	Custom Agents Forwarding
Battistela Ind. e Com. Ltda.	Wood	C.H. Robinson	Transportation
Clariant Colorquimíca	Chemicals	Kramer Logistics	Logistics
Masisa do Brasil Ltda	Wood	Bryan Logistics	Logistics
Sherwin-Williams Brasil Ind. Com. Ltda.	Ink	Montgomery Industries, Inc. -Piedmont	Storage
Signode Brasileira Ltda.	Metal Bands	SCE&G	Electricity
Texaco Brasil Ltda.	Lubricants	Valspar	MDF Primer
Agip do Brasil Ltda.	Gas	Alternative Staffing	Temporary Staffing
Rigesa Ltda.	Wood
JMC COM. Secagem Madeiras Ltda.	Wood

VENEZUELA	PRODUCT
Oxinova C.A.	Resin
Sia Abrasives	Sanding Belts
Isogama	Paraffin Emulsion
Transportes Macapaima C.A.	Transport
Servicios Integrados Logistica	Transport
Coveright Surface	Melamine Impregnated Paper
Casco Décor	Melamine Impregnated Paper
Masisa Argentina S.A.	Melamine Impregnated Paper
Masisa S.A.	Melamine Impregnated Paper

In the forestry sector, all operations are carried out through a select set of third-party contractors, who provide their services to our forestry subsidiaries and affiliates in accordance with the technical, legal, and administrative requirements established in Terranova Manual for Service Companies and the specific contracts entered into in connection with the provision of such services. The services contracted by our forestry operations range from logistical support (meals, transport, cleaning and maintenance, security, reception and dispatch of products, among others) to production activities (harvest, transport, planting, thinning, pruning, road construction, and others).

In the industrial sector, our subsidiaries and affiliates subcontract with third-party providers for a variety of services at our sawmills and manufacturing facilities. These services include, among others, packaging, separating sticks, movement of logs and lumber, and industrial cleaning. Specific contracts are established for each of these services outlining technical, economic and administrative specifications.

Masisa Business

The most significant direct costs associated with the production of particle board, MDF and OSB in connection with the Masisa operations are chemicals, wood, labor and energy.

For the nine months ended September 30, 2004 chemical adhesives used in the production of particle board and MDF in Chile and Argentina were manufactured by the chemical plants of Georgia Pacific Resinas Ltda. (formerly GPM) and Resinas Concordia S.A., respectively. These two plants also manufactured most of the chemical catalysts used by the Company in those countries. Until early 2001, Masisa had a 50% interest in both companies under a joint venture with Georgia-Pacific. In January 2001 the Company sold its participation in those companies to Georgia-Pacific. However, before this transaction, Masisa Chile and Masisa Argentina reached long-term resin supply contracts with GPM and Resinas Concordia S.A. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company in Chile and Argentina. In Brazil, the principal chemical adhesives used in the production of MDF and OSB were supplied by Borden Química Indústria e Com. Ltd. and Synteko Produtos Químicos S.A. In Mexico, the principal chemical adhesives used in the production of the particle boards were supplied by Dynea Mexico S.A. de C.V.

We believe that the market for the chemicals the Masisa operations need is sufficiently competitive and accessible such that it could satisfy its chemical requirements through other suppliers on terms similar to those obtained from its current suppliers. There is more than one producer of chemical raw materials in each country in which Masisa has industrial facilities, granting it flexibility as to its suppliers. Masisa also has a number of suppliers for the raw materials used in its production processes. Masisa believes that the loss of any one of these suppliers, individually, would not have a material adverse effect on the Company. Raw materials are also available from countries in the region as well as more distant ones, such as the United States and Japan.

Historically, Forestal Tornagaleones provided Masisa’s Chilean plants with small supplies of wood, however Masisa has not purchased any wood from Forestal Tornagaleones since 2000. In Argentina, approximately 89% of the wood consumed by Masisa Argentina in 2003 was purchased from several unrelated saw mills and forest growers and the other 11% of the wood was purchased from Forestal Argentina. The wood consumed by Masisa for the production of MDF in Brazil was purchased from several unrelated saw mills and forest growers. With respect to the particle board plant in Mexico, Masisa obtains wood from suppliers that serviced the plant under its previous ownership.

We believe that abundant supplies of wood are readily available. Masisa does not use material amounts of native wood for its production processes. With respect to wood supply, Masisa has several alternatives in forestry companies, including its subsidiaries Forestal and Forestal Argentina. The Company may also obtain supplies from the forest plantations that it owns in Brazil.

Masisa has long-term resin supply contract with Georgia Pacific Resins Ltd. to ensure the normal supply of resins for existing and future operations, taking into account the future growth of the company. In Argentina,

Resina Concordia, an affiliate of Georgia-Pacific Resins Ltd., supplies Masisa with resin. The estimated amount of payments to be made under the contract in 2004 is US$17 million. The contract is not a financial obligation since it does not oblige the Company to purchase a minimum amount from Georgia Pacific Resins Ltd.

The steam used by Masisa in its manufacturing operations is largely generated by burning its own scrap wood and defective wood products. Other energy requirements, such as electricity, are obtained from commercial suppliers.

In general, the prices of raw materials used by Masisa in its forestry operations are relatively stable. The prices of raw materials Masisa uses depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply. For example, wood prices increased by approximately 16% during 2004 due to higher demand for wood based products and higher transportation cost due to higher energy costs. The price of resin increased by approximately 15% during 2004 as a result of higher oil prices.

Masisa’s principal suppliers in Chile, Argentina, Brazil and Mexico and the products or raw materials they supply to us, in connection to the Masisa business, are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS FOR MASISA BUSINESS

CHILE	PRODUCT	ARGENTINA	PRODUCT
Terranova S.A.	Wood	Forestal Argentina S.A.	Wood
Aserraderos Arauco S.A.	Wood	H.B. Fuller Argentina S.A.I.C.	Mouldings Adhesive
Derquim S.A.	Paraffin Emulsion	Isogama Industria Química Ltda.	Paraffin Emulsion
Interforest S.A.	Wood	Lamigraf S.A.	Paper
Georgia – Pacific Resinas Ltda.	Resins	Masa Decor S.A.	Paper
Heninrich Wemhöner GMBH & CO. KG	Industrial Machinery	MD Papéis Ltda.	Paper
Lamigraf S.A.	Paper	Multilogística S.A.	Shipping Line
Masa Decor S.A.	Paper	Resinas Concordia	Resins
Oxiquim S.A.	Resins	Schattdecor	Paper
Technocell Dekor	Paper	SIA Ltd.	Sanding Belts

BRAZIL	PRODUCT	MEXICO	PRODUCT
Aguia Florestal Industria de Madeira	Wood	Aprovechamientos Forestales Auro	Wood
Araupel S.A.	Wood	Casco Impregnated Papers	Impregnated Paper
Bayer do Brasil	Polyurethane Resins	Combustibles Industriales de Durango	Fuel
Borden Química e Industria e Com Ltd.	Resins	Dynea de Mexico, S.A. de C.V.	Resins
Dynea Brasil S.A.	Impregnated Paper	Exxonmobil de Mexico, S.A. de C.V.	Paraffin Emulsion
Isogama Industria Qupimica LTDA.	Paraffin Emulsion	Masa Decor S.A.	Paper
Madereira Rickli LTDA	Wood	Pinelli Universal, S.A. de C.V.	Wood
Magor LTDA	Wood	Interprint Inc.	Paper
Synteko Produtos Químicos S.A.	Resins	Transportes Jaessa Amador	Transport Line
Terranova Brasil	Wood	Zamudio Esquivel José Luis	Hoist Service

Research and Development

Our research and development efforts do not involve material expenditures, as we rely primarily on technology and equipment purchased or licensed from foreign companies.

Insurance

We insure our assets and operations against a variety of risks associated with our business activities. The types and amounts of coverage we maintain depend on the kind of facility or asset being insured as well as its location. These plans include insurance policies against fire damage, loss attributed to natural disasters, risks related to the construction of projects, losses resulting from delays in commencing such projects and business interruption.

In Chile, we maintain coverage of our fixed assets in an aggregate amount of US$704.0 million. This amount includes US$357.3 million for losses on our plantations, US$336.3 million for losses due to interruptions in the operations of our plants and broken equipment and US$10.5 million covering liabilities arising out of civil corporate responsibility claims.

In Brazil, we maintain coverage of our fixed assets in an aggregate amount of US$324.1 million. This amount includes US$71.2 million for losses on our plantations, US$251.9 million for losses due to interruptions in the operations of our plants and broken equipment and US$1.0 million covering liabilities arising out of civil corporate responsibility claims.

In Venezuela, we maintain coverage of our fixed assets in an aggregate amount of US$259.1 million. This amount includes US$259.4 million for losses due to interruptions in the operations of our plants and broken equipment and US$0.5 million covering liabilities arising out of civil corporate responsibility claims. Our plantations in Venezuela are not insured because Venezuela’s insurance market did not offer insurance coverage for these types of risks.

In Argentina, we maintain coverage of our fixed assets in an aggregate amount of US$246.7 million. This amount includes US$40.1 million for losses on our plantations, US$205.6 million for losses due to interruptions in the operations of our plants and broken equipment and US$1.0 million covering liabilities arising out of civil corporate responsibility claims.

In Mexico, we maintain coverage of our fixed assets in an aggregate amount of US$52.7 million. This amount includes US$51.7 million for losses due to interruptions in the operations of our plants and broken equipment and US$1.0 million covering liabilities arising out of civil corporate responsibility claims.

In United States, we maintain coverage of our fixed assets in an aggregate amount of US$29.9 million. This amount includes US$23.9 million for losses due to interruptions in the operations of our plants and broken equipment and US$6.0 million covering liabilities arising out of civil corporate responsibility claims.

As of September 30, 2004, a high number of our personnel have travel and life insurance. We have also arranged insurance coverage against personal accidents for personnel who have been relocated to Venezuela for the Fibranova C.A. project.

Description of Properties

The following tables show our material properties, excluding our forestry holdings, as of September 30, 2004 and includes information regarding the size (in square meters) and use of the properties, as well as whether the properties are leased, owned or service agreements. Service agreements are contracts to use a variable amount of space or services in a facility managed by a service provider and therefore do not constitute a lease. For information regarding our forestry holdings, see “—Forestry Operations—Land Ownership and Rights.”

OTHER LAND / PROPERTIES
Location	Leased/ Owned	Size (square meters)
Chile
Administrative Offices
Santiago - Terranova (Alcantara)	Owned	1,202
Santiago - Terranova (Apoquindo)	Owned	(included in Masisa)
Santiago - Masisa (Apoquindo)	Owned	1,565
Santiago - Masisa (Santa Maria)	Owned	1,515
Production Facilities
Cabrero - Terranova	Owned	56,064
Chillán - Terranova	Owned	17,377
Cabrero Masisa	Owned	26,391
Concepción - Masisa (Chiguayante)	Owned	12,321
Concepción - Masisa (Coronel)	Owned	28,877
Valdivia - Masisa (Valdivia)	Owned	37,651
Valdivia - Masisa (Carlos Puschmann)	Owned	12,429
Distribution Centers and Warehouses
Antofagasta – Masisa	Service	2,125
Concepción – Masisa	Owned	3,009
Concepción - Masisa (Cintac)	Service	7,000
Santiago – Masisa	Service	10,000
Santiago – Terranova	Leased	552
Valdivia – Masisa	Service	3,176

Brazil
Administrative Offices
Curutiba – Masisa	Leased	339
Paraná - Masisa	Owned	(included in production facilities)
Rio Grande do Sul – Masisa	Leased	80
Santa Catarina – Terranova	Owned	2,062
Production Facilities
Paraná – Masisa	Owned	29,456
Santa Catarina – Terranova	Owned	62,397
Distribution Centers and Warehouses
Novo Hamburgo – Masisa	Leased	4,200
Paraná – Masisa	Owned	(included in production facilities)

Colombia
Administrative Offices
Santa Fe de Bogotá - Terranova	Leased	385
Distribution Centers and Warehouses
Cucuta - Terranova	Service	4,500
Cucuta - Terranova	Service	510

Mexico
Administrative Offices
México D.F. - Masisa	Leased	271
México D.F. - Terranova	Leased	170
Production Facilities
Durango - Masisa	Owned	32,000

OTHER LAND / PROPERTIES
Location	Leased/ Owned	Size (square meters)
Distribution Centers and Warehouses
Altamira, Tamaulips - Masisa	Leased	10,000
Altamira, Tamaulips - Terranova	Owned	8,200
Durango - Masisa	Owned	12,600
México D.F. - Masisa	Leased	1,500

United States
Administrative Offices
Wando - Terranova	Owned	1,672
Production Facilities
Wando - Terranova	Owned	10,405
Distribution Centers and Warehouses
Baltimore - Terranova	Leased	3,716
Hanahan - Terranova	Leased	3,176
Wando - Terranova	Owned	7,804
Long Beach - Terranova	Leased	2,230
Houston - Terranova	Leased	3,716

Venezuela
Administrative Offices
Bolivar - Terranova	Leased	283
Production Facilities
Estado Anzoátegui - Terranova	Leased	43,000
Distribution Centers and Warehouses
Estado de Carabobo - Terranova	Leased	12,000

Argentina
Administrative Offices
Buenos Aires - Masisa	Leased	700
Production Facilities
Entre Ríos - Masisa	Owned	61,679
Distribution Centers and Warehouses
Entre Ríos - Masisa	Owned	1,800

Peru
Administrative Offices
Lima - Masisa	Leased	136
Distribution Centers and Warehouses
Lima - Masisa	Service	3,000

Ecuador
Administrative Offices
Quito - Masisa	Leased	90
Distribution Centers and Warehouses
Quito - Masisa	Service	3,000

We do not believe that there are any environmental issues affecting any of our properties that are material to our business. A discussion of environmental issues that affect our business generally is presented below under “Environmental Concerns”.

For a general discussion regarding our property, plants and equipment, see “—Business Overview—Our Principal Facilities and Offices” above and “—Production.”

Legal Proceedings

Chile

Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. We are currently named in three land disputes with communities claiming rights to ancestral land or tenure rights based on titles granted by decree at the beginning of the 19th Century. These disputes could imply partial or total overlap with our legal titles to the land involved in such disputes. The total amount of land as to which Terranova’s title is disputed is 1,706 hectares or 1.4% of Terranova’s total land. During 2000, 2001 and 2002 the Company was in negotiations with several communities and their representatives in order to resolve and avoid possible conflicts. On November 9, 2001, Forestal Millalemu (a subsidiary of Terranova which was absorbed by Terranova in 2003) signed an agreement with three indigenous communities in connection with disputes regarding our Santa Elisa and Porthue properties. With this agreement we resolved our conflicts with these three native communities and agreed to use labor from the indigenous communities in the next harvest season with respect to approximately 200 hectares of the disputed lands. After the initial harvest, we also granted the three indigenous communities the right to use 5,000 square meters of land in the Santa Elisa and Porthue properties for their own use for two years. These agreements allowed us to further solve our conflicts with certain indigenous communities and continue our cooperation with them in order to achieve resolution of our disputes. For more information regarding our legal proceedings, see Note 21 to our consolidated financial statements.

Brazil

In 1997, members of indigenous communities occupied forests owned by Hacienda Bom Sucesso, a Brazilian subsidiary of Terranova Brazil. The land and plantation properly occupied by the Duque de Caxias indigenous community has a book value of approximately US$531,000. This indigenous community occupying the land has cut an estimated 10% of the value of the affected plantations. Because Hacienda Bom Sucesso is entitled to indemnification by the Brazilian government with respect to any such losses, reserves have been set aside.

Environmental Concerns

During 2002, 2003, the nine months ended September 30, 2003 and the nine months ended September 2004, we spent on a consolidated basis US$0.9 million, US$6.6 million, US$5.0 million and US$8.6 million, respectively, on environmental projects related to complying with environmental regulation. Terranova believes that expenditures on environmental management and improvement programs can be expected to increase in the future.

Terranova

Our business philosophy is based on sustainable development principles. Therefore, we strive to achieve the most profitability from our business while at the same time reinforcing, among other things, our positive effects on the environment and striving to minimize our negative impact on the environment. Our company dedicates itself to rigorously complying with environmental legislation and satisfying our customers’ expectations and goals.

Certifications: All of our forestry and production operations have obtained compliance certifications with International Organization for Standardization (the “ISO”) 14,001. Additionally, all of our forestry and production operations, except our production operations in Venezuela, have obtained ISO 18,001 compliance. We plan to achieve ISO 18,001 compliance for our production operations in Venezuela by the end of 2005. Also in 2003, all of our forestry operations in Brazil and Venezuela obtained Forest Stewardship Council (“FSC”) compliance certifications regarding sustainable management of forestry assets, thereby completing compliance under this system for all of our operations. FSC certification is a voluntary procedure in which the ecological, economic and social aspects of forest management are evaluated against a specified set of criteria.

We are subject to environmental regulation in the countries we operate. Such regulations cover, among other things, the discharge of water, water and air pollution. Please see below for a discussion of each country’s specific environmental regulation where we have our principal operations.

Chile: Chilean companies, including Terranova, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. Terranova has made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

We have further developed our environmental activities and compliance in Chile by subscribing, along with 13 other companies, to the Convenio de Cooperación Ambiental entre la Corporación Chilena de la Madera y la Comisión Nacional del Medio Ambiente, an environmental cooperation agreement for managing our forestry and production operations in Chile. Our success in our efforts for environmental compliance and stewardship were recognized by the Chilean government, through its National Committee on the Environment, when it awarded us the Premio Nacional de Medio Ambiente in 2002, for environmental policies in the production sector.

Chilean legislation to which Terranova is subject include the Chilean Environmental Basic Law (Law 19,300 of 1994), based upon article 19 No. 8 of the National Constitution, which establishes the general structure of the Chilean environmental law. Law 19,300 defines the Government agencies responsible, among other things, for evaluating environmental impact studies, overseeing the implementation of projects in accordance with their environmental impact statements, and coordinating environmental regulations. These agencies are Comisión Nacional del Medio Ambiente - National Environmental Commission or “CONAMA”, and Comisiones Regionales del Medio Ambiente - Regional Environmental Commissions or “COREMA”-, which are agencies of the Ministerio Secretaría General de la Presidencia - the “Ministry of the Presidency”.

Terranova is subject to other regulations, such as DS 146 (Ministry of Health) on environmental noise, DS 185 (Mining Ministry) on air emissions of particulate matter, DS 90 (Ministry of the Presidency), DS 609 (Public Works Ministry), DFL 725 (ministry of Health), and DS 46 (Ministry of the Presidency) on discharges to water, DS 594 (Ministry of Health), DS 148 (Ministry of Health), and DS 298 (Transportation Ministry) on handling and transportation of waste and hazardous waste, and DFL 1 (Ministry of Health), DFL 725 (Código Sanitario - Health Code), and DS 594 (Ministry of Health) on health issues in the work place. Regulation DS 95 (Ministry of the Presidency) requires Terranova and all companies in Chile to conduct environmental impact studies of any future projects or activities that may effect the environment.

Under Chilean Environmental Basic Law, affected persons, including private citizens, public agencies, and local governmental authorities, can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. Private citizens are also allowed to object to the plans or environmental impact studies submitted by project owners. As a result, application of the environmental laws may adversely affect the manner in which Terranova seeks to implement its business strategy and, to a certain extent, Terranova’s ability to realize its strategy.

Brazil: Terranova is subject to Brazilian environmental legislation, including regulation by municipal, provincial and federal governmental authorities. Terranova has a system to identify and comply with applicable environmental legislation, and Terranova believes that our operations are currently in material compliance with applicable local and national environmental regulations. Terranova has received environmental license to operate from the FATMA (Foundation for the Environment) and IAP (Environmental Institute of Parana).

Laws 6938/81 and 9605/98 give the general framework for environmental legislation in Brazil. Other norms applicable to Terranova in Brazil include Decree 14.250/81, which defines norms for air emissions. Law 9433/97, Resolution CONAMA 20/86, and Decree 14250/81, that regulate effluents to water. Decree 14250/81 and Law 11347/00 regulate management of waste and dangerous waste.

Venezuela: Terranova, as all companies in Venezuela, is subject to Venezuelan environmental legislation, including regulation by municipal, provincial and national governmental authorities. Decree 638 regulates air emissions, and norm COVENIN 2253:2001 regulates emissions in the work place. Management of waste and hazardous waste is regulated by Decree 1257, Decree 2635 and Decree 2216. Transportation and management of chemical products is regulated by Decree 1847 and by norms COVENIN 2268:96 and 2817:91. Effluents to water are regulated by Decree 883, and Decree 1217 regulates environmental noise. Safety at the workplace is regulated by the Organic Law of Prevention, Conditions, and Workplace environment.

Masisa

Masisa is dedicated to the sustainable growth of all its operations, considering a positive balance between economic, social and environmental objectives. Our business philosophy is based on sustainable development principles, and Masisa’s policy is to maintain high standards of environmental performance and to comply with all applicable environmental laws and regulations. Together with the start up phase of the MDF lines in Chile in 1996, Masisa created an Environmental Department in response for Masisa’s growing concern for environmental issues. Masisa has developed primary waste water treatment processes in certain plants to reduce its production processes’ environmental impact. During 1999, new special ventilation insulation systems were completed in the Chiguayante plant in Chile, and a secondary waste treatment plant for the MDF line in Argentina was completed in 2000.

Certifications: The ISO 14,001 certification is a voluntary procedure in which an operation’s environmental practices are evaluated against a specified set of criteria. By the end 2003, Masisa had completed the implementation of the ISO 14,001 in all of its industrial operations in Argentina, Brazil, Mexico, and Chile, in addition to the forests in Brazil and in its Chilean subsidiary Forestal Tornagaleones, which also obtained the FSC certification for its plantations. Our forestry operations in Argentina will achieve FSC certification during 2005.

In addition, in 2003, all of Masisa’s MDF production plants obtained the “Certificate for Recycled Content” granted by the Scientific Certification System (“SCS”). This certificate confirms that the raw Material used in production comes from material recycled from other forestry processes. This practice helps reduce the demand for forestry resources, recycle materials considered waste in other lines of business and reduce manufacturing costs.

We are subject to environmental regulation in the countries in which we operate. Such regulations cover, among other things, the discharge of water, water and air pollution. Please see below for a discussion of each country’s specific environmental regulation.

Chile: Chilean companies, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. Masisa has made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

Chilean legislation to which Masisa is subject include the Chilean Environmental Basic Law (Law 19,300 of 1994), based upon article 19 No. 8 of the National Constitution, which establishes the general structure of the Chilean environmental law. Law 19,300 defines the Government agencies responsible, among other things, for evaluating environmental impact studies, overseeing the implementation of projects in accordance with their environmental impact statements, and coordinating environmental regulations. These agencies are Comisión Nacional del Medio Ambiente - National Environmental Commission or “CONAMA”, and Comisiones Regionales del Medio Ambiente - Regional Environmental Commissions or “COREMA”-, which are agencies of the Ministerio Secretaría General de la Presidencia - the “Ministry of the Presidency”.

Masisa is subject to other regulations, such as DS 146 (Ministry of Health) on environmental noise, DS 185 (Mining Ministry) on air emissions of particulate matter, DS 90 (Ministry of the Presidency), DS 609 (Public Works Ministry), DFL 725 (ministry of Health), and DS 46 (Ministry of the Presidency) on discharges to water, DS 594 (Ministry of Health), DS 148 (Ministry of Health), and DS 298 (Transportation Ministry) on handling and transportation of waste and hazardous waste, and DFL 1 (Ministry of Health), DFL 725 (Código Sanitario - Health Code), and DS 594 (Ministry of Health) on health issues in the work place. Regulation DS 95 (Ministry of the Presidency) requires Masisa and all companies in Chile to conduct environmental impact studies of any future projects or activities that may effect the environment.

Under Chilean Environmental Basic Law, affected persons, including private citizens, as well as public agencies and local governmental authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. Private citizens are also allowed to object to the plans or environmental impact studies submitted by project owners. As a result, application of the environmental laws may adversely affect the manner in which Masisa seeks to implement its business strategy and, to a certain extent, Masisa’s ability to realize its strategy.

Brazil: The MDF and OSB facilities constructed in Brazil include state-of-the-art solid and liquid waste treatment plants. Based on these investments, the Environmental Institute of Paraná issued an “Installation Authorization”, certifying that all the current Brazilian environmental requirements have been met. Masisa believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products. In addition, because Masisa’s production processes are based on wood from planted trees and because substantially all of its forestry operations involve planted trees, Masisa does not believe that there are any material environmental concerns applicable to it that result from the use of natural forest resources.

Laws 6938/81 and 9605/98 give the general framework for environmental legislation in Brazil. Other norms applicable to Masisa in Brazil include Resolution SEMA 41/02, which defines norms for air emissions, Law 9433/97 and Resolution CONAMA 20/86 which regulate effluents to water, and Law 12493/99 that regulates management of waste and dangerous waste.

Mexico: Masisa’s plant in Durango obtained its Environmental License (Licencia Ambiental Única) from the State of Durango, and has been recommended for certification under ISO 14,001 and OHSAS 18,001. Masisa believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products in Mexico. Masisa in Mexico is subject to the National Environmental Law - 2001 (Ley General de Equilibrio Ecológico y la Protección al Medio Ambiente), and to the local Environmental Law issued by the State of Durango (Ley de Recursos Naturales y Medio Ambiente del Estado de Durango – 2001). Norm STPS regulates air emissions, and Federal Law 052 and 054 regulate management of dangerous waste. Water management is regulated by the National Water Law from 2003, and the federal norm from 2003 (Reglamento del Gobierno del Estado sobre Control de Aguas Residuales).

Argentina: Masisa Argentina has obtained its ISO 14,001 certification, and made new investments in management of wastewater to allow its re-utilization. All the industrial navies have ventilation systems, except the moulding plant, which will be installed during 2005. Due to the performance of the applicable Environmental Laws, the “Dirección General de Desarrollo, Ecología y Control Ambiental” of the Entre Ríos Province gave Masisa Argentina S.A. the Sanitary Authorization.

All companies in Argentina, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Provincial Law No. 6260 “Contamination Prevention by the Industries” with its Reglamentary Decree No. 5837 regulates the wastewater discharges and air contaminants (air quality), the solid waste handling, noises and vibrations. The necessary investments were made in wastewater treatment and air pollution prevention, in order to achieve the performance of this Law. The National Law No. 24051 “Hazardous Wastes – generation, handling, transport and treatment” and its Reglamentary Decree No. 831 regulate the complete management of the hazardous wastes and presents guidelines of air emissions of hazardous substances.

Masisa, as part of the GrupoNueva group, is dedicated to the sustainable growth of all its operations, including economic, social and environmental endeavors. As a result of this commitment, Masisa published its first Sustainability Report in 2004, which brings Masisa up to the standards of the other companies in the GrupoNueva group.

TERRANOVA SELECTED FINANCIAL INFORMATION

The following table presents certain historical financial information about us at the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by our financial statements appearing elsewhere in this document. The financial statements are prepared in accordance with Chilean GAAP which differs in certain significant respects from U.S. GAAP. Note 23 to our consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for the nine month period ended September 30, 2004 and as of and for the year ended December 31, 2003.

SELECTED FINANCIAL INFORMATION

	As of and for the year ended December 31,				As of and for the nine months ended September 30,
(in millions of US$, except per share and per ADS amounts)	2000	2001	2002	2003	2003	2004
	US$	US$	US$	US$	US$	US$
					(unaudited)
INCOME STATEMENT DATA
Chilean GAAP:
Net sales	123.8	151.8	294.9	480.1	350.5	476.5
Operating income	32.5	51.1	28.7	21.6	19.7	74.3
Non-operating results, net	(4.4)	(3.9)	(6.1)	(47.4)	(31.3)	(28.8)
Income taxes	(2.4)	6.1	1.7	0.6	(5.9)	(5.1)
Net income	5.4	21.5	21.0	(20.0)	(13.1)	26.2
Net earnings per share (1)	0.002	0.008	0.007	(0.006)	(0.004)	0.007
Net earnings per ADS (2)	0.10	0.39	0.36	(0.30)	(0.20)	0.33
Dividends per share (1)	0.001	0.000	—	—	—	—
Dividends per ADS (2)	0.04	0.02	—	—	—	—
U.S. GAAP:
Net sales	—	—	—	485.9	—	476.5
Operating income	—	—	—	12.9	—	72.8
Net income	—	—	—	(30.2)	—	32.5
Basic and diluted earnings per share	—	—	—	(0.009)	—	0.008
Net earnings per ADS (2)	—	—	—	(0.45)	—	0.4
Weighted average number of shares (in thousands)	2,736,238	2,756,838	2,940,285	3,391,168	3,213,483	3,918,428
BALANCE SHEET DATA
Chilean GAAP
Total assets	878.4	956.4	1,630.1	1,854.5	1,838.2	1,861.2
Long-term liabilities	116.8	95.2	377.8	518.4	467.0	530.3
Shareholders’ equity	624.3	648.9	656.6	730.6	741.4	769.0
U.S. GAAP
Shareholders’ equity	—	—	—	520.6	—	553.1

(1)	Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23 to the Consolidated Financial Statements.
(2)	Per ADS amounts are determined by multiplying per share amounts by 50, because one ADS is equal to 50 shares of common stock.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The Operating and Financial Review and Prospects begins with a brief Overview of our business and products, the most important events affecting our financial performance during the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 and other issues which are material to a reader’s understanding of the information presented in this section. The Overview concludes with our business outlook for the fourth quarter of 2004 and the year 2005 and an overview of significant factors affecting the comparability of our historical results of operations and financial condition for each of the periods compared in our Results of Operations discussion. This is followed by a discussion of our Results of Operations for the nine months ended September 30, 2004 compared to the same period in 2003 and for the year ended December 31, 2003 compared to 2002. The next section provides an analysis of our Liquidity and Capital Resources, including changes in our balance sheet and cash flows, and discusses our financial commitments. The last two sections discuss the impact of currency devaluation on our results and our critical accounting policies.

The following discussion is based upon, and should be read in conjunction with, our Consolidated Financial Statements, including the Notes thereto, included elsewhere in this document. This section contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the “Business Outlook” section. These uncertainties and risk factors could cause actual results to differ materially from those described in the forward-looking statements.

Overview

Business and Products

•	Our primary source of revenue is the sale of particle board, MDF and OSB wood products, solid wood doors and mouldings.

Our business strategy is to be the leader and world-class producer of solid wood and wood board products in Latin America with a leading presence in the United States, Mexican, Chilean and other Latin American markets. We have production facilities in six principal markets — the United States, Mexico, Chile, Argentina, Brazil and Venezuela — with access to environmentally-friendly, long-term, low-cost supplies of wood. Although we also export to other Latin American and world wide markets, our performance in our principal markets is, and will continue to be, fundamental to our strategy and results of operations. In an effort to diversify, we have recently expanded our distribution channels to non-principal markets by opening new commercial offices and increasing the number of Placacentro stores throughout Latin America. We are also actively seeking to incorporate into our product mix higher margin products such as melamine-laminated wood paneling and expand into new products, such as OSB, that have significant synergies with our core boards business.

•	Regional economic conditions have a significant impact on our business.

Demand for our products is influenced significantly by growth in the construction and furniture industries, which are highly correlated with regional economic conditions. Our single most important market currently, and in our strategy for the future, is the United States. The strength of the U.S. construction and home renovation industries in recent years has had a significant positive effect on demand for our solid wood doors, mouldings and OSB, in particular. Additionally, the strength of the U.S. economy helps stimulate the Mexican economy, leading to increased levels of housing starts and increased demand for our sawn lumber and board products in that market. On the other hand, during the recent economic weakness in Argentina, the construction sector was, in particular, significantly and negatively affected. Also, in Chile, the construction sector has, until recently, lagged GDP growth. Economic conditions in two of the primary markets for our boards businesses, Argentina and Brazil, while improving, remain uncertain.

•	Most of our products are commodity products and subject to competition from manufacturers in the region and to a certain extent worldwide.

In particular, supply factors that have affected or are likely to affect our results of operations are the increased MDF installed capacity of our competitors in Chile and Brazil. In addition, although the recent import substitution of particle board from Argentina has largely stopped, there can be no assurance that economic downturns in Latin America and our other markets will not lead to the import by competitors of low cost products into the markets in which we sell our products. Also, in Brazil, we have experienced strong growth in OSB sales where our Masisa business is the only OSB producer. There can be no assurance that competitors will not enter this market and adversely affect the OSB prices and our results.

•	Prices for our products have historically been volatile and we, like other competitors in the industry, have limited control over the degree and timing of price fluctuations of our products.

To a certain extent, product pricing depends on the supply of building products in our region. Recently, we have experienced price pressure in the Chilean particle board market due to imports from Argentina and industry over capacity in certain regions such as Chile. In addition, prices for our products are also influenced by worldwide prices, which until the second half of 2003, were relatively depressed. Towards the end of 2003 and during the nine months ended September 30, 2004, we have benefited from relatively higher OSB prices in the U.S. market.

•	Our sales and transactions occur in a number of markets and represent a portfolio of currencies.

The majority of our sales and transactions are indexed to U.S. dollars in the short- and medium-term, although currency depreciation in any particular market can significantly decrease net sales when translated into U.S. dollars. However, devaluation can also increase competitiveness and ability to export, although at generally lower prices than in the local market. Currency exchange volatility significantly influences our results of operations and has, in recent years, been especially volatile and had a negative impact on our performance. Currency volatility is often correlated with regional economic conditions but can also be affected by world events such as terrorism and global economic shocks.

Impact of General Economic Conditions

As explained above, regional economic conditions have a significant impact on our results of operations. The table below presents the GDP growth rates for each of our most important markets in addition to forecasts by the International Monetary Fund for growth in 2004.

	Year ended December 31,		Projected(1)
	2002	2003	2004		2005
United States	1.9%	3.0%	4.4	%(2)	3.4%
Chile	2.2%	3.3%	5.9	%(2)	4.7%
Argentina	(10.9)%	8.7%	7.0%		4.0%
Venezuela	(8.9)%	(9.4)%	12.1%		3.5%
Brazil	1.9%	(0.2)%	4.0%		3.5%
Mexico	0.7%	1.2%	4.0%		3.2%

(1)	Projected GDP growth by the International Monetary Fund as of September 30, 2004.
(2)	U.S. and Chilean GDP Growth rates are actual preliminary figures, not projected.

Business Outlook

We believe market conditions in the fourth quarter of 2004 will continue the improvement that began in the second half of 2003 and continued through the first three quarters of 2004. We also expect that market conditions will continue to improve or remain stable during 2005. In addition, it is expected that continued stability and recovery in Argentina will improve product pricing by increasing demand in Argentina, preventing a resurgence of import pressure in Chile. Also, in Brazil we believe that performance will continue during the fourth quarter of 2004, and possibly into 2005, as a result of the strength demonstrated in 2004 and which has been driven by greater demand for our MDF products.

However, several factors could negatively impact our performance during the fourth quarter of 2004 and in 2005. Prices for our products periodically increase and decrease in what we refer to as “price cycles,” and are highly unpredictable. The price cycles with respect to OSB, in particular, are subject to high volatility both in terms of the variation in high and low prices as well as the short time periods over which prices typically rise and fall. Recently, OSB prices have fallen in the United States. Because a significant part of our growth has come from export sales of OSB, a decline in OSB prices could adversely affect our results of operations. Also, due to significant economic growth in China, worldwide demand for shipping has increased dramatically causing a scarcity of shipping capacity relative to demand. We have at times experienced difficulty in arranging shipping from our Latin American operations to export markets. Because exports have recently contributed significantly to our growth, future difficulties in arranging adequate shipping for our products could adversely affect our results of operations.

Significant factors affecting the comparability of our historical results of operations and financial condition

The following is a summary of the most significant factors that affected our results for each of the periods compared in our Results of Operations discussion, which follows this Overview. Although these are not the only factors which affected our results, we believe these factors are key to understanding our financial performance for the periods specified.

Nine months ended September 30, 2004:

•	Higher OSB prices in the United States, most significantly during the first half of 2004 but continuing into the third quarter of 2004 as well.

•	Strong demand and high prices for MDF mouldings in the United States, particularly during the second and third quarters of 2004.

•	Economic recovery in Argentina, strong growth in Brazil’s economy, and significant growth in each of Mexico and Chile, thereby improving demand for our products.

•	High and steadily rising oil prices during 2004, leading to price increases for the adhesives we use to manufacture board products.

•	High freight costs resulting from high oil prices and scarcity of container and shipping availability.

Year ended December 31, 2003:

•	Pricing pressure in particle board and MDF during the first half of the year.

•	Significant price pressure on finger-joint mouldings and solid wood products in general in the United States.

•	Economic recovery in Argentina and stabilization of regional currencies, leading to greater demand and higher prices for our products and decreased low cost imports of particle board from Argentina into Chile.

•	Higher OSB prices in the United States in the second half of 2003.

Year ended December 31, 2002:

•	Delayed start-up phase at Terranova Venezuela during which costs continued to accrue but no material revenue was generated.

•	Flat market for solid wood doors and finger-joint mouldings in the United States.

•	Consolidation of Masisa into our results effective July 1, 2002.

•	Low cost imports from Argentina into Chile, which put price pressure on Masisa’s Chilean sales, particularly of particle board.

•	Economic crisis in Argentina, which was reflected in our results of operations as a result of the consolidation of Masisa’s financial results beginning July 1, 2002.

Results Of Operations

Consolidated

The discussion below analyses and compares on a consolidated level the period-on-period comparisons of our results of operation for the nine months ended September 30, 2004 to the same period in 2003 and the year ended December 31, 2003 to 2002. A more detailed understanding of our business segments and product performance can be obtained by reading the geographic and product segment sections that follow. The following table summarizes our consolidated results of operations for the periods indicated.

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales (millions of US$)	295.0	480.1	350.5	476.5
Gross Margin (millions of US$)	80.1	105.9	78.2	139.9
Operating Income (millions of US$)	28.7	21.6	19.7	74.3
Net Income (millions of US$)	21.0	(20.0)	(13.1)	26.2
Depreciation (millions of US$)	25.4	43.8	31.8	35.8

Physical Volume Sales (thousands of cubic meters)	1,509.0	2,709.0	1,989.9	2,538.9
Average Price per Cubic Meter (US$)	195	177	176	188

Net Sales Growth %	—	62.8%	—	35.9%
Gross Margin % *	27.1%	22.1%	22.3%	29.4%
Operating Income Margin % *	9.7%	4.5%	5.6%	15.6%
Net Income Margin % *	7.1%	4.2%	3.7%	5.5%

*	Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine Months ended September 30, 2004 compared to the same period in 2003

Net sales increased 35.9% to US$476.5 million in the nine months ended September 30, 2004 compared to US$350.5 million in the nine months ended September 30, 2003. The increase was due mainly to higher average prices and significantly higher physical volume sales across a majority of our product and geographic segments. The average price of our principal wood products per cubic meter in the nine months ended September 30, 2004 was US$188 compared to US$176 per cubic meter in the nine months ended September 30, 2003. Consolidated sales of our principal wood products by physical volume increased 27.6% to 2,538.9 thousand cubic meters in the nine months ended September 30, 2004, compared to 1,989.9 thousand cubic meters in the nine months ended September 30, 2003.

Gross margin increased from US$78.2 million, or 22.3% of net sales, in the nine months ended September 30, 2003 compared to US$139.9 million, or 29.4% of net sales, in the nine months ended September 30, 2004. This was mainly due to higher sales and increased gross margin as a percentage of sales due to higher average prices while average costs of sales were flat.

Selling and administrative expenses totaled US$65.7 million, or 13.8% of net sales, for the nine months ended September 30, 2004, representing a 12.2% increase from US$58.5 million, or 16.7% of net sales, for the nine months ended September 30, 2003. This increase was due primarily to higher selling expenses associated with significantly increased sales.

Operating income increased by 276.5% to US$74.3 million, or 15.6% of net sales, in the nine months ended September 30, 2004 compared to US$19.7 million, or 5.6% of net sales, in the nine months ended September 30, 2003. The increase in operating income is attributable mainly to significantly higher sales and gross margin.

Non-operating results improved from a loss of US$31.3 million in the nine months ended September 30, 2003 to a loss of US$28.8 million in the nine months ended September 30, 2004, despite a significant increase in other non-operating expenses. Financial income declined 42.0% from US$2.7 million in the nine months ended September 30, 2003 to US$1.6 million in the same period in 2004 due to lower interest earning cash balances. Share of income from unconsolidated affiliates increased 132.2% from US$0.4 million in the nine months ended September 30, 2003 to US$1.0 million in the same period in 2004 principally due to higher income from our investment in Oxinova. Other non-operating income increased 86.1% from US$2.5 million in the nine months ended September 30, 2003 to US$4.7 million in the same period in 2004 mainly due to gains on the sale of goods and services and compensation from insurance due to damages to our plant in Venezuela. Amortization of goodwill declined 20.2 % from US$0.7 million in the nine months ended September 30, 2003 to US$0.6 million in the same period in 2004 mainly due to the conclusion of the amortization period in 2003 of our investment in Maderas y Paneles S.A. Amortization of negative goodwill increased 10.9% from US$2.2 million in the nine months ended September 30, 2003 to US$2.5 million in the same period in 2004 mainly due to the acquisition of Terranova International in October 2003. Financial expense increased slightly from US$28.7 million in the nine months ended September 30, 2003 to US$28.7 million in the same period in 2004. Other non-operating expenses increased 134.8% from US$4.3 million in the nine months ended September 30, 2003 to US$10.0 million in the same period in 2004 due mainly to a US$2.7 million provision for a doubtful loan to an unconsolidated affiliate and a US$2.8 million write-down for obsolete assets in several countries. Price-level restatements were flat and do not significantly impact our results of operations. Foreign exchange gains were US$0.6 million in the nine months ended September 30, 2004 compared to a foreign exchange loss of US$5.9 million for the same period in 2003 from debt issued in UF.

Minority interest expense was US$14.1 million in the nine months ended September 30, 2004 compared to a benefit of US$4.4 million in the same period in 2003.

Income tax expense decreased 14.4% from US$5.9 million in the nine months ended September 30, 2003 to US$5.1 million in the same period in 2004 despite a significant increase in income before minority interest and income taxes. This is mainly due to the recognition of a tax loss from a previous period of approximately US$5.8 million which reduced our tax expense in the first nine months ended September 30, 2004.

We reported net income of US$26.2 million, or 5.5% of net sales, in the nine months ended September 30, 2004 compared to net loss of US$13.1 million, or 3.7% of net sales, in the nine months ended September 30, 2003. The increase in net income in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 reflects significantly higher sales and operating income.

Year Ended December 31, 2003 compared to 2002

Net sales increased 62.8% to US$480.1 million in 2003 compared to US$295.0 million in 2002. Physical volume sales of our principal wood products increased by 79.5% from 1,509.0 thousand cubic meters in 2002 to 2,709.0 thousand cubic meters in 2003. Gross margin increased 32.2% from US$80.1 million in 2002 to US$105.9 million in 2003. Selling and administrative expenses increased 64.2% to US$84.3 million in 2003 from US$51.4 million in 2002.

The increase in net sales, physical volume of sales, gross margin, and selling and administrative expenses is due mainly to the consolidation of Masisa’s financial results in Terranova beginning July 1, 2002. However, gross margins declined from 27.1% of net sales in 2002 to 22.1% of net sales in 2003 mainly due to lower average prices for our products. Average prices of our principal wood products per cubic meter decreased 9.3% to US$177 in 2003 from US$195 in 2002.

Despite the increase in our net sales and gross margins, operating income decreased by 24.7% to US$21.6 million in 2003 compared to US$28.7 million in 2002. While year-over-year comparisons are not meaningful, the underlying factors affecting our operating income during 2003 were:

•	weakness in Terranova’s business segments, particularly in Venezuela, where we experienced production problems, and in Chile, which suffered from lower finger-joint moulding and solid wood door prices for its exports to the United States,

•	lower average prices for our solid wood products, and

•	higher selling and administrative expenses due to local currency appreciation in Argentina and in Chile towards the end of the year.

Non-operating results decreased from a loss of US$6.1 million in 2002 to a loss of US$47.5 million in 2003. The change in non-operating results is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. While year-over-year comparisons are not meaningful, the underlying factors affecting our non-operating results were:

•	a net increase of approximately US$21.4 million in foreign exchange losses in 2003 compared 2002 related to our Terranova business,

•	an increase of approximately US$16.7 million in interest expense due to an increase in newly issued debt as well as the incorporation of Masisa’s debt which also increased in 2003.

Minority interest benefit was US$5.2 million in 2003 compared to an expense of US$3.3 million in 2002.

Income tax benefit was US$0.6 million in 2003 compared to a benefit of US$1.7 million in 2002.

We reported a net loss of US$20.0 million, or 4.2% of net sales, in 2003 compared to net income of US$21.0 million, or 7.1% of net sales, in 2002. The significant decrease in net income in 2003 compared to 2002 reflects our lower operating and non-operating results as discussed above.

Geographic Segments

The following discusses our results of operations by geographic segments based on the location in which the sale is originated, as reported in Note 23(2)(e) of the Consolidated Financial Statements. You should note that some of our geographic segments include significant inter-company sales, especially in Terranova Chile, Terranova Brazil and Terranova Venezuela. To better understand our business and results of operations we have included inter-company sales separately in the tables below.

Terranova USA

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales to Third Parties (millions of US$)	119.5	118.0	91.7	98.4
Total Inter-company Sales (millions of US$)	—	—	—	—
Net Sales (millions of US$)	119.5	118.0	91.7	98.4
Gross Margin (millions of US$)	10.2	9.9	8.3	11.5
Selling and Administrative Expenses (millions of US$)	(8.1)	(8.2)	(5.9)	(6.3)
Operating Income (millions of US$)	2.1	1.7	2.4	5.1
Depreciation (millions of US$)	0.7	0.7	0.6	0.5

Net Sales Growth %	—	(1.2)%	—	7.4%
Gross Margin % *	8.5%	8.4%	9.0%	11.6%
Operating Income Margin % *	1.8%	1.5%	2.6%	5.2%

*	Amounts are expressed as percentages of net sales.

Nine months ended September 30, 2004 compared to the same period in 2003. In the United States, net sales increased 7.4% to US$98.4 million in the nine months ended September 30, 2004 compared to US$91.7 million in the nine months ended September 30, 2003. The increase was due mainly to a moderate increase in the price of finger-joint mouldings and higher physical volume sales of our solid wood doors. While average prices of our solid wood door sales decreased during the period, they began to recover beginning in the second quarter of 2004. Gross margin increased from US$8.3 million, or 9.0% of net sales, in the nine months ended September 30, 2003 to US$11.5 million, or 11.6% of net sales, in the nine months ended September 30, 2004. This increase is due mainly to increased sales as described above and higher sales of MDF moulding that we produce in our U.S. plant, which contributes to a higher gross margin as a percentage of sales. Operating income increased to US$5.1 million, or 5.2% of net sales, in the nine months ended September 30, 2004 compared to US$2.4 million, or 2.6% of net sales, in the nine months ended September 30, 2003. The increase in operating income is attributable to higher sales and gross margin partially offset by a moderate increase in selling and administrative expenses.

Year ended December 31, 2003 compared to 2002. In the United States, net sales decreased 1.2% to US$118.0 million in 2003 compared to US$119.5 million in 2002. The decrease is due mainly to lower finger-joint moulding and solid wood door prices which were partially offset by higher finger-joint moulding physical volume sales. Gross margin was US$10.2 million, or 8.5% of net sales, in 2002 compared to US$9.9 million, or 8.4% of net sales, in 2003. Operating income decreased to US$1.7 million, or 1.5% of net sales, in 2003 compared to US$2.1 million, or 1.8% of net sales, in 2002. The decrease in operating income is attributable to lower sales and higher administrative expenses which includes selling and local transportation expenses that increase with higher physical volume sales.

Terranova Chile

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales to Third Parties (millions of US$)	7.7	10.7	8.8	10.2
Inter-company Sales (millions of US$)	93.7	66.8	50.1	58.5
Total Net Sales (millions of US$)	101.4	77.5	59.0	68.6
Gross Margin (millions of US$)	29.2	19.3	16.6	16.9
Selling and Administrative Expenses (millions of US$)	(12.5)	(15.9)	(10.7)	(9.4)
Operating Income (millions of US$)	16.7	3.4	5.9	7.6
Depreciation (millions of US$)	6.2	6.1	4.6	4.1

Net Sales Growth %	—	23.6%	—	16.4%
Gross Margin % *	28.8%	24.8%	28.1%	24.7%
Operating Income Margin % *	16.5%	4.3%	10.0%	11.0%

*	Amounts are expressed as percentages of net sales.

Nine months ended September 30, 2004 compared to same period in 2003. In Chile, net sales increased 16.4% to US$68.6 million in the nine months ended September 30, 2004 compared to US$59.0 million in the nine months ended September 30, 2003. This was due mainly to higher sales to Terranova USA and an increase in sales of sawn and pulp logs that resulted from selling damaged trees knocked down during a severe wind storm. Gross margin was US$16.6 million, or 28.1% of net sales, in the nine months ended September 30, 2003 compared to US$16.9 million, or 24.7% of net sales, in the nine months ended September 30, 2004. Our gross margin as a percentage of sales declined due to selling lower margin damaged sawn and pulp logs. Operating income increased to US$7.6 million, or 11.0% of net sales, in the nine months ended September 30, 2004 compared to US$5.9 million, or 10.0% of net sales, in the nine months ended September 30, 2003. This was mainly due to lower selling and administrative expenses that resulted from cost savings from a reduction in our workforce which we carried out as part of the reorganization of our business units in 2003.

Year ended December 31, 2003 compared to 2002. In Chile, net sales decreased 23.6% to US$77.5 million in 2003 compared to US$101.4 million in 2002. This was due mainly to lower sales to Terranova USA which experienced price declines in both solid wood doors and finger-joint mouldings, despite a shift to a higher value-added mouldings. Gross margin decreased from US$29.2 million, or 28.8% of net sales, in 2002 to US$19.3 million, or 24.8% of net sales, in 2003. This decrease is due mainly to lower net sales and a shift in product mix to high value-added finger-joint mouldings with higher average production costs. Operating income decreased to US$3.4 million, or 4.3% of net sales, in 2003 compared to US$16.7 million, or 16.5% of net sales, in 2002. The decrease in operating income is attributable to lower gross margin and higher selling and administrative expenses due to the reorganization of our business units in Chile beginning in September 2003. As part of the reorganization, we incurred approximately US$0.6 million in consulting expenses and implemented a workforce reduction plan that resulted in US$2.0 million in severance payments. The restructuring was completed in 2003. Additionally, the strengthening of the Chilean peso relative to the U.S. dollar towards the end of the year increased our selling and administrative expenses.

Terranova Brazil

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales to Third Parties (millions of US$)	1.4	1.2	1.3	3.5
Inter-company Sales (millions of US$)	32.0	28.9	20.8	24.9
Net Sales (millions of US$)	33.4	30.1	22.1	28.4
Gross Margin (millions of US$)	7.7	4.0	3.1	8.2
Selling and Administrative Expenses (millions of US$)	(1.9)	(3.2)	(1.9)	(2.1)
Operating Income (millions of US$)	5.8	0.8	1.2	6.1
Depreciation (millions of US$)	2.9	3.3	2.2	2.6

Net Sales Growth %	—	(10.0)%	—	28.3%
Gross Margin % *	23.0%	13.2%	14.1%	28.8%
Operating Income Margin % *	17.4%	2.5%	5.2%	21.4%

*	Amounts are expressed as percentages of net sales.

Nine months ended September 30, 2004 compared to same period in 2003. In Brazil, net sales increased 28.3% to US$28.4 million in the nine months ended September 30, 2004 compared to US$22.1 million in the nine months ended September 30, 2003. This was due mainly to higher finger-joint moulding sales to Terranova USA as a result of higher finger-joint moulding prices in the U.S. market. Gross margin increased from US$3.1 million, or 14.1% of net sales, in the nine months ended September 30, 2003 to US$8.2 million, or 28.8% of net sales, in the nine months ended September 30, 2004. This increase is due mainly to higher net sales as discussed above while average costs were flat and physical volume sales of finger-joint mouldings declined only slightly. Operating income increased to US$6.1 million, or 21.4% of net sales, in the nine months ended September 30, 2004 compared to US$1.2 million, or 5.2% of net sales, in the nine months ended September 30, 2003. The increase in operating income is attributable to higher gross margin that was slightly offset by non-recurring severance payments.

Year Ended December 31, 2003 compared to 2002. In Brazil, net sales decreased 10.0% to US$30.1 million in 2003 compared to US$33.4 million in 2002. This decrease is due mainly to lower finger-joint moulding prices as reflected in lower sales to Terranova USA which were partially offset by higher physical volume sales as well as lower sales of door parts to Terranova Chile. Gross margin decreased from US$7.7 million, or 23.0% of net sales, in 2002 to US$4.0 million, or 13.2% of net sales, in 2003. This decrease is due to the following factors:

•	Terranova Brazil began producing a more premium finger-joint moulding with higher average production costs,

•	Our finger-joint moulding prices declined by 7.2%, despite producing and selling a more premium product, and

•	Lower sales of higher margin door parts.

Operating income decreased to US$0.8 million, or 2.5% of net sales, in 2003 compared to US$5.8 million, or 17.4% of net sales, in 2002. The decrease in operating income is attributable to significantly lower gross margins and higher selling and administrative expenses. Selling and administrative expenses were higher as a result of abnormally high product returns from the United States due to manufacturing defects, an aberration that has not continued in 2004.

Terranova Venezuela

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales to Third Parties (millions of US$)	11.6	24.0	16.4	31.3
Inter-company Sales (millions of US$)	28.2	33.3	19.7	36.9
Net Sales (millions of US$)	39.8	57.3	36.1	68.2
Gross Margin (millions of US$)	8.5	(0.4)	(1.0)	13.6
Selling and Administrative Expenses (millions of US$)	(6.4)	(11.1)	(7.6)	(9.5)
Operating Income (millions of US$)	2.1	(11.5)	(8.5)	4.1
Depreciation (millions of US$)	2.3	7.5	4.5	8.0

Net Sales Growth %	—	44.0%	—	89.0%
Gross Margin % *	21.4%	0.6%	2.6%	20.0%
Operating Income Margin % *	5.3%	20.0%	23.6%	6.0%

*	Amounts are expressed as percentages of net sales.

Nine months ended September 30, 2004 compared to same period in 2003. In Venezuela, net sales increased 89.0% to US$68.2 million in the nine months ended September 30, 2004 compared to US$36.1 million in the nine months ended September 30, 2003. The increase is due mainly to the incorporation of nine months of board sales in 2004 versus only six months during 2003 when our board plant was in a start-up phase from January to March. For additional information, see Note 23(2)(e) of the Consolidated Financial Statements. Additionally, net sales of sawn lumber to Terranova Mexico increased due to significantly higher physical volume sales that were partially offset by lower prices. Gross margin increased from a loss of US$1.0 million, or 2.6% of net sales, in the nine months ended September 30, 2003 to US$13.6 million, or 20.0% of net sales, in the nine months ended September 30, 2004. This increase is due mainly to higher net sales and the incorporation of full period results for our board sales. Also, high average production costs and low prices for our board products during 2003 were reversed during 2004 as our board business moved towards profitability. However, the increase in our gross margin was partially offset by a shift from shaved sawn lumber to lower margin rough sawn lumber. Operating income increased from a loss of US$8.5 million, or 23.6% of net sales, in the nine months ended September 30, 2003 to US$4.1 million, or 6.0% of net sales, in the nine months ended September 30, 2004. The increase in operating income is attributable to higher sales and gross margins. However, selling and administrative expense increased as a result of fully incorporating our board operations administrative expenses and higher selling expenses due to increased physical volume sales.

Year ended December 31, 2003 compared to 2002. In Venezuela, net sales increased 44.0% to US$57.3 million in 2003 compared to US$39.8 million in 2002. Our MDF and particle board plant was in a start-up phase during 2002 and the first three months of 2003. Therefore a significant portion of our sales increase in 2003 compared to 2002 reflects the increase in production as our plant moved towards full capacity, despite a slowdown in the first quarter of 2003 due to a general strike in Venezuela. Gross margin decreased from US$8.5 million, or 21.4% of net sales, in 2002 to a loss of US$0.4 million, or 0.6% of net sales, in 2003. This decrease is due mainly to production difficulties that continued after March 2003 in our board plant resulting in high costs of production that were reflected as a debit to shareholders’ equity prior to April 2003. Operating income decreased from US$2.1 million, or 5.3% of net sales, in 2002 to a loss of US$11.5 million, or 20.0% of net sales, in 2003. The decrease in operating income is attributable to significantly lower gross margin and the incorporation of selling and administrative expenses from our board business that were previously recorded as a charge to shareholders’ equity. See discussion of the treatment of development stage enterprise results of operations in Note 23(2)(e) of the Consolidated Financial Statements.

Terranova Mexico

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales to Third Parties (millions of US$)	23.4	36.3	26.3	34.8
Inter-company Sales (millions of US$)	5.4	1.4	—	7.3
Net Sales (millions of US$)	28.7	37.6	26.3	42.2
Gross Margin (millions of US$)	0.7	2.2	1.6	4.0
Selling and Administrative Expenses (millions of US$)	(2.6)	(3.2)	(2.0)	(2.5)
Operating Income (millions of US$)	(1.8)	(1.1)	(0.4)	1.5
Depreciation (millions of US$)	0.1	0.3	0.2	0.2

Net Sales Growth %	—	30.9%	—	60.3%
Gross Margin % *	2.6%	5.7%	6.1%	9.4%
Operating Income Margin % *	6.4%	2.9%	1.6%	3.5%

*	Amounts are expressed as percentages of net sales.

Nine months ended September 30, 2004 compared to the same period in 2003. In Mexico, net sales increased 60.3% to US$42.2 million in the nine months ended September 30, 2004 compared to US$26.3 million in the nine months ended September 30, 2003. The increase is due mainly to higher physical volume sales and prices of sawn lumber, some of which is imported from Terranova Venezuela. Gross margin increased from US$1.6 million, or 6.1% of net sales, in the nine months ended September 30, 2003 to US $4.0 million, or 9.4% of net sales, in the nine months ended September 30, 2004. This increase is due mainly to higher sales which were partially offset by increased overseas shipping costs. Operating income increased from a loss of US$0.4 million, or 1.6% of net sales, in the nine months ended September 30, 2003 to US$1.5 million, or 3.5% of net sales, in the nine months ended September 30,2004. The increase in operating income is attributable to higher gross margin was partially offset by higher selling and administrative expenses due to higher volume sales.

Year ended December 31, 2003 compared to 2002. In Mexico, net sales increased 30.9% to US$37.6 million in 2003 compared to US$28.7 million in 2002. The increase is due mainly to substantially higher physical volume sales of sawn lumber. The increase in physical volume sales was partially offset by lower prices due to a shift in product mix to green lumber from dried lumber and a decrease in sales of MDF. Gross margin increased from US$0.7 million, or 2.6% of net sales, in 2002 to US$2.2 million, or 5.7% of net sales, in 2003. This increase is due mainly to higher sales of sawn lumber. Gross margin as a percentage of sales increased due to the fact that our prices and costs of sales fell in tandem. Operating income increased from a loss of US$1.8 million, or 6.4% of net sales, in 2002 to a loss of US$1.1 million, or 2.9% of net sales, in 2003. The increase in operating income is attributable to higher gross margin which was partially offset by higher selling expenses due to higher physical volume sales and a bad debt write down of US$0.5 million.

Masisa Chile

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales to Third Parties (millions of US$)	53.6	103.9	75.3	89.8
Inter-company Sales (millions of US$)	8.5	13.5	10.3	13.0
Net Sales (millions of US$)	62.1	117.5	85.7	102.8
Gross Margin (millions of US$)	18.5	27.9	20.3	23.9
Selling and Administrative Expenses (millions of US$)	(7.5)	(17.9)	(12.7)	(14.3)
Operating Income (millions of US$)	11.0	10.0	7.6	9.5
Depreciation (millions of US$)	5.4	11.5	8.7	8.3

Net Sales Growth %	—	89.1%	—	20.0%
Gross Margin % *	29.8%	23.8%	23.7%	23.2%
Operating Income Margin % *	17.8%	8.5%	8.9%	9.3%

*	Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. In Chile, net sales increased 20.0% to US$102.8 million in the nine months ended September 30, 2004 compared to US$85.7 million in the nine months ended September 30, 2003. This was due mainly to higher physical volume sales and average prices in both particle board and MDF in the local market. We have benefited from strong economic growth in Chile leading to a surge in the construction sector. In addition, Argentina’s strong economic recovery has reduced import price pressure. Gross margin increased from US$20.3 million, or 23.7% of net sales, in the nine months ended September 30, 2003 to US$23.9 million, or 23.2% of net sales, in the nine months ended September 30, 2004. This was due mainly to increased sales offset by average costs increases as a result of higher raw material costs such as resin and wood. Operating income increased to US$9.5 million, or 9.3% of net sales, in the nine months ended September 30, 2004 compared to US$7.6 million, or 8.9% of net sales, in the nine months ended September 30, 2003. This was mainly due to higher gross margin partially offset by higher selling expenses due to increased sales and a moderate appreciation of the Chilean peso relative to the U.S. dollar.

Year ended December 31, 2003 compared to 2002. In Chile, net sales increased 89.1% to US$117.5 million in 2003 compared to US$62.1 million in 2002. Gross margin increased from US$18.5 million, or 29.8% of net sales, in 2002 to US$27.9 million, or 23.8% of net sales, in 2003. Operating income decreased to US$10.0 million, or 8.5% of net sales, in 2003 compared to US$11.0 million, or 17.8% of net sales, in 2002. The increase in net sales and gross margin is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year over year comparisons are therefore not meaningful. Underlying the sales performance, forestry and chip sales increased moderately. However, gross margin as a percentage of sales declined significantly due to the following underlying factors:

•	lower average board prices and lower physical volume board sales resulting from continued import pressure from Argentina especially from particle board imports during the first half of 2003,

•	higher production costs due to production problems in our MDF board plant, as a result of introducing new technology in the first quarter of the year and

•	flat or higher raw material costs.

Despite higher sales and gross margin, operating income decreased in 2003 compared to 2002. Selling and administrative expenses increased mostly as a result of incorporating Masisa’s financial results in Terranova beginning July 1, 2002. However, underlying this increase were higher expenses during 2003 as a result of approximately US$1.0 for corporate consulting projects. The first project, amounting to approximately US$0.6 million, was undertaken to improve the Company’s long-term business strategy. The second project, amounting to approximately US$0.4 million, was undertaken to analyze the Company’s optimum corporate ownership structure.

Masisa Argentina

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales to Third Parties (millions of US$)	20.7	58.6	41.7	56.0
Inter-company Sales (millions of US$)	8.1	10.3	8.4	9.7
Net Sales (millions of US$)	28.8	68.9	50.1	65.6
Gross Margin (millions of US$)	3.7	12.0	8.1	15.6
Selling and Administrative Expenses (millions of US$)	(4.0)	(7.6)	(5.6)	(6.1)
Operating Income (millions of US$)	(0.3)	4.4	2.5	9.5
Depreciation (millions of US$)	4.6	8.1	6.2	6.0

Net Sales Growth %	—	139.5%	—	31.1%
Gross Margin % *	12.8%	17.4%	16.2%	23.8%
Operating Income Margin % *	1.1%	6.5%	4.9%	14.5%

*	Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. In Argentina, net sales increased 31.1% to US$65.6 million in the nine months ended September 30, 2004 compared to US$50.1 million in the nine months ended September 30, 2003. The increase was due mainly to the continued economic recovery in Argentina leading to higher physical volume sales and prices in the local market for both particle board and MDF. Local particle board prices increased by more than 19% and local MDF prices rose more than 6% in the nine months ended September 30, 2004 compared to the same period in 2003. Additionally, Masisa Argentina began selling significant quantities of our new MDF mouldings to the U.S. market towards the end of 2003 and which continued to increase steadily throughout the first nine months of 2004. Gross margin increased from US$8.1 million, or 16.2% of net sales, in the nine months ended September 30, 2003 to US$15.6 million, or 23.8% of net sales, in the nine months ended September 30, 2004. This increase is due mainly to increased sales and higher margins resulting from strong recovery in prices in particle board and MDF and an increase in sales of higher margin MDF mouldings. Operating income increased to US$9.5 million, or 14.5% of net sales, in the nine months ended September 30, 2004 compared to US$2.5 million, or 4.9% of net sales, in the nine months ended September 30, 2003. The increase in operating income is attributable to higher gross margin partially offset by higher selling expenses due to increased sales.

Year ended December 31, 2003 compared to 2002. In Argentina, net sales increased 139.5% to US$68.9 million in 2003 compared to US$28.8 million in 2002. Gross margin increased from US$3.7 million, or 12.8% of net sales, in 2002 to US$12.0 million, or 17.4% of net sales, in 2003. Operating income increased to US$4.4 million, or 6.5% of net sales, in 2003 compared to a loss of US$0.3 million, or 1.1% of net sales, in 2002. The increase in net sales, gross margin and operating income is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting our Masisa Argentina segment during 2003 were:

•	recovery in the Argentinean market, especially in the second half of 2003, after the economic crisis in 2002,

•	improvement in industries such as construction, which suffered greatly during the crisis,

•	higher average prices and physical volume sales,

•	higher gross margins resulting from the recovery of the local market, that replaced lower margin exports sales and

•	moderate appreciation of the Argentinean peso relative to the U.S. dollar.

Masisa Brazil

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales to Third Parties (millions of US$)	24.1	70.4	48.8	88.6
Inter-company Sales (millions of US$)	1.0	3.4	2.5	3.2
Net Sales (millions of US$)	25.1	73.8	51.2	91.8
Gross Margin (millions of US$)	4.2	19.3	12.6	35.0
Selling and Administrative Expenses (millions of US$)	(2.0)	(6.5)	(4.6)	(6.6)
Operating Income (millions of US$)	2.2	12.9	8.0	28.5
Depreciation (millions of US$)	2.9	5.3	4.2	5.2

Net Sales Growth %	—	193.7%	—	79.3%
Gross Margin % *	16.9%	26.2%	24.7%	38.1%
Operating Income Margin % *	8.9%	17.4%	15.7%	31.0%

*	Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. In Brazil, net sales increased 79.3% to US$91.8 million in the nine months ended September 30, 2004 compared to US$51.2 million in the nine months ended September 30, 2003. The increase is due mainly to strong demand and pricing for OSB exports to the United States and significantly higher physical volume sales of MDF in the local market. OSB prices in the United States increased by approximately 60%. Gross margin increased from US$12.6 million, or 24.7% of net sales, in the nine months ended September 30, 2003 to US$35.0 million, or 38.1% of net sales, in the nine months ended September 30, 2004. This increase is due mainly to higher sales and an expansion of the gross margin as a percentage of sales due to higher OSB prices in the United States. Operating income increased to US$28.5 million, or 31.0% of net sales, in the nine months ended September 30, 2004 compared to US$8.0 million, or 15.7% of net sales, in the nine months ended September 30, 2003. The increase in operating income is attributable to the substantially higher gross margin that was only partially offset by increased selling expenses and a moderate appreciation of the Brazilian real relative the U.S. dollar.

Year ended December 31, 2003 compared to 2002. In Brazil, net sales increased 193.7% to US$73.8 million in 2003 compared to US$25.1 million in 2002. Gross margin increased from US$4.2 million, or 16.9% of net sales, in 2002 to US$19.3 million, or 26.2% of net sales, in 2003. Operating income increased to US$12.9 million, or 17.4% of net sales, in 2003 compared to US$2.2 million, or 8.9% of net sales, in 2002. The increase in net sales, gross margin and operating income is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting our Masisa Brazil segment during 2003 were a significant recovery in the price of MDF boards in the domestic market and a sales increase of OSB boards both in Brazil as well as abroad, taking advantage of substantial OSB price increases in the U.S. market towards the end of 2003.

Masisa Mexico

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales to Third Parties (millions of US$)	10.8	34.8	24.8	41.0
Inter-company Sales (millions of US$)	—	0.1	—	0.2
Net Sales (millions of US$)	10.8	34.9	24.8	41.2
Gross Margin (millions of US$)	1.5	5.0	3.8	9.1
Selling and Administrative Expenses (millions of US$)	(2.5)	(6.8)	(5.0)	(5.0)
Operating Income (millions of US$)	(1.0)	(1.8)	(1.1)	4.1
Depreciation (millions of US$)	0.3	0.9	0.7	0.7

Net Sales Growth %	—	223.1%	—	66.2%
Gross Margin % *	13.7%	14.4%	15.4%	22.0%
Operating Income Margin % *	9.2%	5.2%	4.6%	9.9%

*	Amounts are expressed as percentages of net sales.
(1)	Our results of operations for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to same period in 2003. In Mexico, net sales increased 66.2% to US$41.2 million in the nine months ended September 30, 2004 compared to US$24.8 million in the nine months ended September 30, 2003. The increase is due mainly to significantly higher physical volume sales and moderately higher prices for particle board and MDF. In addition to producing and selling particle board, Masisa Mexico also distributes and sells MDF, OSB and sawn lumber imported from Masisa’s other subsidiaries. While still representing a small portion of sales, sales of sawn lumber from Masisa Argentina increased by 105% to US$2.4 million. Gross margin increased from US$3.8 million, or 15.4% of net sales, in the nine months ended September 30, 2003 to US$9.1 million, or 22.0% of net sales, in the nine months ended September 30, 2004. This increase is due mainly to higher sales and higher particle board prices which increased gross margins as percentage of sales. Operating income increased from a loss of US$1.1 million, or 4.6% of net sales, in the nine months ended September 30, 2003 to US$4.1 million, or 9.9% of net sales, in the nine months ended September 30, 2004. The increase in operating income is attributable to higher gross margin and flat selling and administrative expenses.

Year ended December 31, 2003 compared to 2002. In Mexico, net sales increased 223.1% to US$34.9 million in 2003 compared to US$10.8 million in 2002. Gross margin increased from US$1.5 million, or 13.7% of net sales, in 2002 to US$5.0 million, or 14.4% of net sales, in 2003. Operating income decreased from a loss of US$1.0 million, or 9.2% of net sales, in 2002 to a loss of US$1.8 million, or 5.2% of net sales, in 2003. The increase in net sales and gross margin is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting our Masisa Mexico segment during 2003 were:

•	Masisa Mexico production replacing Mexican sales that previously were filled by imports from other Masisa countries,

•	an increase in exports and

•	significantly higher selling and administrative expenses due mainly to non-recurring expenses associated with developing Masisa Mexico’s administrative infrastructure and incorporating Masisa Mexico into our global operations.

Product Segments

MDF

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales (millions of US$)	80.4	154.6	111.0	158.8
Physical Volume Sales (thousands of cubic meters)	449.9	783.5	564.6	715.9
Average Price per Cubic Meter (US$)	179	197	197	222
% of Consolidated Net Sales	27.3%	32.2%	31.7%	33.3%

Net Sales Growth %	—	92.3%	—	43.0%
Volume Growth %	—	74.1%	—	26.8%
Price Change %	—	10.4%	—	12.8%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. MDF sales generated US$158.8 million, or 33.3% of our total net sales, for the nine months ended September 30, 2004 compared to US$111.0 million, or 31.7% of net sales, for the same period in 2003. MDF physical volume sales increased by 26.8% from 564.6 thousand cubic meters for the nine months ended September 30, 2003 to 715.9 thousand cubic meters for the same period in 2004. This increase in physical volume sales is mainly attributable to strong demand in all our principal markets, especially in Argentina as result of its continued economic recovery and in Brazil as a result of an increase in the overall market for MDF. Average prices in U.S. dollars for consolidated MDF sales increased 12.8% to US$222 per cubic meter for the nine months ended September 30, 2004, compared to US$197 for the same period in 2003. The increase in MDF prices is mainly due to strong demand in all our principal markets offsetting, in the case of Brazil, an increase in competition.

Year ended December 31, 2003 compared to 2002. MDF sales reached US$154.6 million, representing 32.2% of our total net sales for 2003. In 2002, MDF sales totaled US$80.4 million or 27.3% of our total net sales. MDF physical volume sales increased 74.1% from 449.9 thousand cubic meters in 2002 to 783.5 thousand cubic meters in 2003. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting market demand were a recovery in the Argentinean local market and continued growth in Brazil which offset weakness in Chile. Prices recovered strongly in both Argentina and Brazil, as a result of strong demand and currency appreciation relative to the U.S. dollar in the local markets. Average prices in U.S. dollars for consolidated MDF sales increased 10.4% to US$197 per cubic meter in 2003, compared to US$179 in 2002.

Particle board

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales (millions of US$)	46.7	100.6	72.5	94.0
Physical Volume Sales (thousands of cubic meters)	301.9	608.2	450.3	493.7
Average Price per Cubic Meter (US$)	155	165	161	190
% of Consolidated Net Sales	15.8%	20.9%	20.7%	19.7%

Net Sales Growth %	—	115.3%	—	29.7%
Volume Growth %	—	101.5%	—	9.6%
Price Change %	—	6.9%	—	18.3%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. Particle board sales generated US$94.0 million, or 19.7% of our total net sales, for the nine months ended September 30, 2004 compared to US$72.5 million, or 20.7% of net sales, for the same period in 2003. Particle board physical volume sales increased by 9.6% from 450.3 thousand cubic meters for the nine months ended September 30, 2003 to 493.7 thousand cubic meters for the same period in 2004. This increase in physical volume sales is mainly attributable to strong demand in all our principal markets, especially Argentina as a result of its continued economic recovery. Average prices in U.S. dollars for consolidated particle board sales increased 18.3% to US$190 per cubic meter for the nine months ended September 30, 2004, compared to US$161 for the same period in 2003. The increase in particle board prices is mainly due to strong demand in all our principal markets.

Year ended December 31, 2003 compared to 2002. Particle board sales generated US$100.6 million, or 20.9% of our total net sales, for 2003 compared to US$46.7 million, or 15.8% of net sales, for 2002. Particle board physical volume sales increased by 101.5% from 301.9 thousand cubic meters in 2002 to 608.2 thousand cubic meters in 2003. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, the underlying factors affecting market demand were the recovery in the Argentinean market and strong growth in Peru. The strength in these two markets was partially offset by weakness in Chile. Average prices in U.S. dollars for consolidated particle board sales increased 6.9% to US$165 per cubic meter in 2003, compared to US$155 in 2002. The increase in particle board prices is mainly due to higher prices in Argentina and Brazil and a moderate appreciation of currencies relative to the U.S. dollar in those local markets.

Finger-joint mouldings

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales (millions of US$)	66.4	75.6	55.4	59.1
Physical Volume Sales (thousands of cubic meters)	157.7	193.7	140.9	132.6
Average Price per Cubic Meter (US$)	421	390	393	446
% of Consolidated Net Sales	22.5%	15.8%	15.8%	12.4%

Net Sales Growth %	—	14.0%	—	6.7%
Volume Growth %	—	22.8%	—	(5.9)%
Price Change %	—	(7.2)%	—	13.3%

Nine months ended September 30, 2004 compared to the same period in 2003. Finger-joint moulding sales generated US$59.1 million, or 12.4% of our total net sales, for the nine months ended September 30, 2004 compared to US$55.4 million, or 15.8% of net sales, for the same period in 2003. Finger-joint moulding physical volume sales decreased by 5.9% from 140.9 thousand cubic meters for the nine months ended September 30, 2003 to 132.6 thousand cubic meters for the same period in 2004. This decrease in physical volume sales is mainly attributable to a shift in Chilean production to solid wood doors. Average prices in U.S. dollars for consolidated finger-joint moulding sales increased 13.3% to US$446 per cubic meter for the nine months ended September 30, 2004, compared to US$393 for the same period in 2003. The increase in finger-joint moulding prices is mainly due to strong demand in the U.S. construction sector and the resulting recovery from depressed prices during 2002 and 2003 due to increased competition from producers in Brazil and Chile. All of our finger-joint moulding production and sales are from Terranova.

Year ended December 31, 2003 compared to 2002. Finger-joint moulding sales generated US$75.6 million, or 15.8% of our total net sales, for 2003 compared to US$66.4 million, or 22.5% of net sales, for 2002. Finger-joint moulding physical volume sales increased by 22.8% from 157.7 thousand cubic meters in 2002 to 193.7 thousand cubic meters in 2003. This increase in physical volume sales is mainly attributable to increased demand in the United States due to lower prices from greater competition and supply. Average prices in U.S. dollars for consolidated finger-joint moulding sales decreased 7.2% to US$390 per cubic meter in 2003, compared to US$421 in 2002. The decrease in finger-joint moulding prices is mainly due to a depressed price cycle as a result of increased competition from Chile and Brazil which increased market volatility and market supply. All of our finger-joint moulding production and sales are from Terranova.

OSB

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales (millions of US$)	5.6	27.7	16.5	43.6
Physical Volume Sales (thousands of cubic meters)	57.1	178.1	118.0	195.2
Average Price per Cubic Meter (US$)	99	155	140	223
% of Consolidated Net Sales	1.9%	5.8%	4.7%	9.2%

Net Sales Growth %	—	389.6%	—	163.7%
Volume Growth %	—	211.7%	—	65.4%
Price Change %	—	57.1%	—	59.4%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. OSB sales generated US$43.6 million, or 9.2% of our total net sales, for the nine months ended September 30, 2004 compared to US$16.5 million, or 4.7% of net sales, for the same period in 2003. OSB physical volume sales increased by 65.4% from 118.0 thousand cubic meters for the nine months ended September 30, 2003 to 195.2 thousand cubic meters for the same period in 2004. This increase in physical volume is mainly attributable to strong demand for OSB in the United States for construction. Average prices in U.S. dollars for consolidated OSB sales increased 59.4% to US$223 per cubic meter for the nine months ended September 30, 2004, compared to US$140 for the same period in 2003. The increase in OSB prices is mainly due to strong demand in the United States in the housing construction sector. All of our OSB sales and production are from our Masisa Brazil segment.

Year ended December 31, 2003 compared to 2002. OSB sales in 2003 reached US$27.7 million or 5.8% of our net sales compared to only US$5.6 million or 1.9% of net sales in 2002. This represents an increase of 389.6% in net sales and an increase of 211.7% in physical volume sales. In 2003, we sold 178.1 thousand cubic meters of OSB compared to 57.1 thousand cubic meters in 2002. This increase in physical volume sales is partially due to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, a significant part of this increased was mainly due to increased production and sales from the Brazilian OSB plant which became fully operational in the fourth quarter of 2002. Also, we were able to take advantage of an increase in OSB prices in the U.S. market towards the end of the year to increase export sales. All of our OSB sales and production are from our Masisa Brazil segment.

Sawn lumber

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales (millions of US$)	26.3	37.2	27.9	39.7
Physical Volume Sales (thousands of cubic meters)	153.6	240.7	179.2	220.6
Average Price per Cubic Meter (US$)	171	155	156	180
% of Consolidated Net Sales	8.9%	7.7%	8.0%	8.3%

Net Sales Growth %	—	41.6%	—	42.0%
Volume Growth %	—	56.7%	—	23.1%
Price Change %	—	(9.6)%	—	15.3%

Nine months ended September 30, 2004 compared to the same period in 2003. Sawn lumber sales generated US$39.7 million, or 8.3% of our total net sales, for the nine months ended September 30, 2004 compared to US$27.9 million, or 8.0% of net sales, for the same period in 2003. Sawn lumber physical volume sales increased by 23.1% from 179.2 thousand cubic meters for the nine months ended September 30, 2003 to 220.6 thousand cubic meters for the same period in 2004. This increase in physical volume sales is mainly attributable to higher sawn lumber sales to Mexico from Venezuela as well as from our Forestal Argentina subsidiary. Average prices in U.S. dollars for consolidated sawn lumber sales increased 15.3% to US$180 per cubic meter for the nine months ended September 30, 2004, compared to US$156 for the same period in 2003. The increase in sawn lumber prices is mainly due to a general recovery in the wood market from depressed levels.

Year Ended December 31, 2003 compared to 2002. Sawn lumber sales generated US$37.2 million, or 7.7% of our total net sales, for 2003 compared to US$26.3 million, or 8.9% of net sales, for 2002. Sawn lumber physical volume sales increased by 56.7% from 153.6 thousand cubic meters in 2002 to 240.7 thousand cubic meters in 2003. This increase in physical volume sales is mainly attributable growth in our Mexican sales. There was not a significant effect resulting from the incorporation of Masisa’s sales during the second half of 2002. Average prices in U.S. dollars for consolidated particle board sales decreased 9.6% to US$155 per cubic meter in 2003, compared to US$171 in 2002. The decrease in sawn lumber prices is mainly due to depressed wood market conditions.

Solid wood doors

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
Net Sales (millions of US$)	40.2	32.8	28.6	27.4
Physical Volume Sales (thousands of cubic meters)	39.1	36.1	31.0	32.8
Average Price per Cubic Meter (US$)	1,028	909	921	834
% of Consolidated Net Sales	13.6%	6.8%	8.1%	5.7%

Net Sales Growth %	—	(18.3)%	—	(4.2)%
Volume Growth %	—	(7.6)%	—	5.8%
Price Change %	—	(11.6)%	—	(9.5)%

Nine months ended September 30, 2004 compared to the same period in 2003. Solid wood door sales generated US$27.4 million, or 5.7% of our total net sales, for the nine months ended September 30, 2004 compared to US$28.6 million, or 8.1% of net sales, for the same period in 2003. Solid wood door physical volume sales increased by 5.8% from 31.0 thousand cubic meters for the nine months ended September 30, 2003 to 32.8 thousand cubic meters for the same period in 2004. This increase in physical volume sales is mainly attributable to a recovery in demand for premium door products in the United States. Average prices in U.S. dollars for consolidated solid wood door sales decreased 9.5% to US$834 per cubic meter for the nine months ended September 30, 2004, compared to US$921 for the same period in 2003. The decrease in solid wood door prices is mainly due to continued competitive pressure from premium door producers in Brazil and South Africa. However, prices began to recover beginning the second quarter of 2004. All of our solid wood door production and sales are from Terranova.

Year ended December 31, 2003 compared to 2002. Solid wood door generated US$32.8 million, or 6.8% of our total net sales, for 2003 compared to US$40.2 million, or 13.6% of net sales, for 2002. Solid wood door physical volume sales decreased by 7.6% from 39.1 thousand cubic meters in 2002 to 36.1 thousand cubic meters in 2003. This decrease in physical volume sales is mainly attributable to lower demand from a principal distributor in the United States. Average prices in U.S. dollars for consolidated solid wood door sales decreased 11.6% to US$909 per cubic meter in 2003, compared to US$1,028 in 2002. The decrease in solid wood door prices is mainly due to competitive pressure from premium door producers in Brazil and South Africa. All of our solid wood door production and sales are from Terranova.

MDF mouldings

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales (millions of US$)	11.9	16.6	11.8	21.0
Physical Volume Sales (thousands of cubic meters)	30.0	48.1	33.3	68.6
Average Price per Cubic Meter (US$)	396	345	354	306
% of Consolidated Net Sales	4.0%	3.5%	3.4%	4.4%

Net Sales Growth %	—	39.7%	—	78.0%
Volume Growth %	—	60.6%	—	106.0%
Price Change %	—	(13.0)%	—	(13.6)%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. MDF moulding sales generated US$21.0 million, or 4.4% of our total net sales, for the nine months ended September 30, 2004 compared to US$11.8 million, or 3.4% of net sales, for the same period in 2003. MDF moulding physical volume sales increased by 106.6% from 33.3 thousand cubic meters for the nine months ended September 30, 2003 to 68.6 thousand cubic meters for the same period in 2004. This increase in physical volume sales is mainly attributable to the additional sales of MDF mouldings from Argentina whose production did not reach full capacity until the end of 2003. Average prices in U.S. dollars for consolidated MDF moulding sales decreased 13.6% to US$306 per cubic meter for the nine months ended September 30, 2004, compared to US$354 for the same period in 2003. The decrease in MDF mouldings prices are mainly due to the additional sales of Argentina’s MDF mouldings at a lower price compared to MDF mouldings produced and sold in the United States from our South Carolina plant. Argentina’s MDF mouldings, most of which are exported to the United States, are sold free-on-board with a longer time to market, implying a lower price.

Year ended December 31, 2003 compared to 2002. MDF mouldings generated US$16.6 million, or 3.5% of our total net sales, for 2003 compared to US$11.9 million, or 4.0% of net sales, for 2002. MDF moulding physical volume sales increased by 60.6% from 30.0 thousand cubic meters in 2002 to 48.1 thousand cubic meters in 2003. This increase in physical volume sales is mainly attributable to the additional sales of MDF mouldings from Argentina starting in January 2003 and reaching full capacity at the end of 2003. Average prices in U.S. dollars for consolidated MDF mouldings decreased 13.0% to US$345 per cubic meter in 2003, compared to US$396 in 2002. The decrease in MDF mouldings prices are mainly due to the additional sales of Argentina’s MDF mouldings at a lower price compared to MDF mouldings produced in the United States.

Sawn and pulp logs

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales (millions of US$)	9.1	16.0	12.7	17.7
Physical Volume Sales (thousands of cubic meters)	319.8	620.6	472.6	666.7
Average Price per Cubic Meter (US$)	29	26	27	27
% of Consolidated Net Sales	3.1%	3.3%	3.6%	3.7%

Net Sales Growth %	—	75.3%	—	39.4%
Volume Growth %	—	94.1%	—	41.1%
Price Change %	—	(9.7%)	—	(1.2)%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. Sawn and pulp log sales generated US$17.7 million, or 3.7% of our total net sales, for the nine months ended September 30, 2004 compared to US$12.7 million, or 3.6% of net sales, for the same period in 2003. Sawn and pulp log physical volume sales increased by 39.4% from 472.6 thousand cubic meters for the nine months ended September 30, 2003 to 666.7 thousand cubic meters for the same period in 2004. This increase in physical volume sales is mainly attributable to sales that resulted from selling damaged trees knocked down during a severe wind storm in Chile as well as a general trend of having more saw and log capacity than our wood products production requires. We expect to continue to increase our sales of sawn and pulp logs to third parties. Average prices in U.S. dollars for consolidated sawn and pulp log sales were US$27 per cubic meter for the nine months ended September 30, 2004, compared to US$27 for the same period in 2003.

Year ended December 31, 2003 compared to 2002. Sawn and pulp log sales generated US$13.9 million, or 2.9% of our total net sales, for 2003 compared to US$9.1 million, or 3.1% of net sales, for 2002. Sawn and pulp log physical volume sales increased by 94.1% from 319.8 thousand cubic meters in 2002 to 620.6 thousand cubic meters in 2003. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. Average prices in U.S. dollars for consolidated sawn and pulp log sales decreased 9.7% to US$26 per cubic meter in 2003, compared to US$29 in 2002. The decrease in sawn and pulp log prices is mainly due to depressed market conditions.

Other products

Other products include principally wood chips, sawdust, door parts, Masisa’s fiberboard doors and wood plies.

	Year Ended December 31,		Nine Months Ended September 30,
	2002(1)	2003	2003	2004
Net Sales (millions of US$)	8.4	19.0	14.0	15.2
% of Consolidated Net Sales	2.8%	4.0%	4.0%	3.2%
Net Sales Growth %	—	126.5%	—	8.2%

(1)	Figures for 2002 reflect the consolidation of Masisa’s results of operations beginning July 1, 2002.

Nine months ended September 30, 2004 compared to the same period in 2003. Other products sales generated US$15.2 million, or 3.2% of our total net sales, for the nine months ended September 30, 2004 compared to US$14.0 million, or 4.0% of net sales, for the same period in 2003. The increase in other product sales was due mainly to higher sales of wood chips, wood plies and door parts while fiberboard door sales were flat.

Year Ended December 31, 2003 compared to 2002. Other products sales generated US$19.0 million, or 4.0% of our total net sales, for 2003 compared to US$8.4 million, or 2.8% of net sales, for the same period in 2002. This increase in physical volume sales is due mainly to the consolidation of Masisa’s financial results in Terranova beginning the second half of 2002. Year-over-year comparisons are therefore not meaningful. However, underlying the increase in sales were higher wood chip and sawdust sales while fiberboard door sales were flat.

Liquidity And Capital Resources

Overview

Our principal sources of liquidity are existing cash balances, cash generated from operations and our ability to borrow under credit facilities. In general, we are not seeking to raise new net long-term capital as we believe current cash reserves and operating sources are sufficient to cover our planned capital expenditures and working capital requirements. Therefore, our financing activities relate principally to replacing our existing long-term credit sources as they periodically mature or when cost of the debt may be reduced. However, if our planned capital expenditures change or increase, we may need to seek additional financing. The most significant financing events during the nine months ended September 30, 2004 were five new long-term bank loans for an aggregate amount of US$47.0 million, that were mainly used to prepay maturing debt. The most significant financing events during 2003 involved the issuance of public bonds by each of Terranova and Masisa, in aggregate amounts equal to US$148.8 million and US$91.2 million, respectively, and a capital increase by Terranova of US$90.6 million. Proceeds from the bonds and capital increase were used primarily to repay then existing bank and other borrowings with December 2003 and 2004 maturities.

Operating Activities

Our net cash provided by operating activities was US$ 71.1 million for the nine months ended September 30, 2004 compared to US$ 10.1 million for the same period in 2003. The increases in volume sales, in conjunction with overall higher prices explain higher net sales in US dollars. The increase in collections is explained by the growth in net sales. Cash payments to suppliers also increased as a consequence of higher volumes produced and sold. During the nine months ended September 30, 2004 the company reduced cash disbursements for interest payments, income taxes payments and VAT payments compared to the same period of 2003. Reductions of interest payments are consequence of having a lower consolidated financial debt, the fact that the issuance expenses of the bonds issued by Masisa and Terranova were paid during 2003, and an environment with lower short-term interest. The corporate restructure of Terranova during the fourth quarter of 2004 (merger of Millalemu S.A., Andinos S.A. and Forestal Terranova S.A.) permitted the company to optimize its use of VAT tax credits in Chile. Given that during 2003 the company obtained a net loss for the year, income tax payments have been reduced during 2004. Other income received refers to mostly to VAT recovery due to exports. Net working capital needs rose as a consequence of higher sales. There were no material credit policy changes during this period.

Our net cash provided by operating activities was US$ 9.8 million 2003 compared to US$ 30.5 million for the same period in 2002. Volume sales increased mainly due to the incorporation of a full year of Masisa’s results, which started to consolidate with Terranova as of July 1, 2002. Overall prices fell during 2003, which had a negative impact on operating margins. Interest payments increased in 2003 as a consequence of higher financial debt level for the purchase of Masisa and incorporating Masisa’s interest payments for the full year. Higher disbursements for income taxes were required in 2003 since the company had profits during 2002. Other income received refers mainly to VAT recovery due to exports. Net working capital needs rose as a consequence of higher sales. There were no material credit policy changes during this period.

See, “Consolidated Statements of Cash Flows” for the nine months ended September 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002, at page F-6.

Investing Activities

The table below summarizes our significant capital spending by geographic segment.

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
	(millions of U.S. dollars)
Terranova Business:
United States	0.3	0.4	0.4	0.1
Chile	15.6	11.9	10.3	10.6
Venezuela	6.3	3.3	0.8	3.5
Brazil	4.8	1.2	0.5	4.4
Mexico	0.5	—	0.1	—
Masisa Business:
Chile	4.3	10.9	8.2	7.8
Argentina	3.8	3.5	3.5	3.2
Brazil	4.6	9.2	7.0	6.5
Mexico	1.4	2.5	2.0	1.6
Other	—	0.1	0.1	—

Total	41.6	42.9	32.8	37.8

Terranova Business

Most of our capital expenditures incurred during 2002, 2003 and the nine months ended September 30, 2004 were funded with internal cash generation, short-term and long-term bank loans.

Our significant capital expenditures in the nine months ended September 30, 2004 were as follows:

•	In Chile: US$6.1 million for the planting of timberland; US$1.5 million for forest plantation roads; US$1.2 million in capitalized interest; US$0.5 million for air ventilation ducts and filters for the moulding line; US$0.3 million for implementation of SAP R/3 version 4.06C and US$0.2 million for a plastic wrapping machine and Ripsaw;

•	In Brazil: US$2.1 million for the addition of buildings and structures; US$1.1 million for a new plant layout; and US$0.8 million for the planting of timberland;

•	In Venezuela: US$1.5 million for the planting of timberland; US$0.7 million for the effluent treatment plant; US$0.6 million for conveyor belts and Placacentros; US$0.6 million for a ventilation system and thermal isolating unit and US$0.3 million for industrial plant roads.

The remaining capital expenditures were related to various smaller projects.

Our significant capital expenditures in 2003 were as follows:

•	In Chile: US$7.6 million for the planting of timberland; US$1.5 million for forest plantation roads; US$0.7 million for machines and equipment, increasing painting line capacity and installation of air ventilation ducts and filter for the moulding line;

•	In Brazil: US$0.8 million for the acquisition, installation and replacement of two moulding units; US$0.7 million for the implementation of SAP R/3 version 4.0B; US$0.4 million for forest plantation roads; US$0.3 million for sawmill improvements and reconditioning;

•	In Venezuela: US$1.8 million for the planting of timberland; US$0.7 million for machine and equipment; US$0.4 million for a ventilation system and thermal isolating unit; US$0.1 million for the effluent treatment plant; and

•	In the United States: US$0.3 million for a vacuum coater.

The remaining capital expenditures were related to various smaller projects.

Significant capital expenditures in 2002 were as follows:

•	In Chile: US$6.0 million for the planting of timberland; US$4.6 million for capitalized interest; US$1.8 million to increase capacity, improve the air filter system and install brushes on painting lines; US$1.1 million for new drying chambers; US$0.8 million for forest plantation roads; US$0.7 million for a second sawmill log entrance;

•	In Brazil: US$2.1 million for the acquisition and installation of six moulding lines from Terranova Forest Products; US$1.3 million for the planting of timberland; US$0.8 million for new buildings;

•	In Venezuela: US$3.2 million for the acquisition and installation of a new painted moulding line; US$2.0 million for new machine and equipment related to the new moulding line; US$2.8 million for the construction of an effluent plant, cafeteria and dormitories; US$1.0 million for the start-up of a saw mill; US$0.7 million for heavy vehicle machinery; US$0.5 million for sheds and storage areas; US$0.4 million for computer equipment;

•	In Mexico: US$0.5 million for the construction of administrative offices and

•	In the United States: US$0.1 million for a vacuum coater.

The remaining capital expenditures were related to various smaller projects.

Most of Terranova’s planned capital expenditures for 2004 have been incurred. For the fourth quarter of 2004, Terranova plans to make capital investments of approximately US$3.1 million related to several maintenance projects and approximately US$2.9 million for planting, improvements and maintenance of timberland. All these investments will be financed from operating cash flow.

During 2005, Terranova plans to make capital investments of approximately US$44.1 million in Chile, US$5.8 million in Venezuela. US$2.3 million in Brazil and US$0.8 million in the United States. All of these investments will be financed from operating cash flow. In Chile, the investments are expected to include upgrading the moulding plant, increasing door production capacity and a new thermal plant. In Venezuela, the investment plan includes a fire detection system, new forest plantations and forest protection. In Brazil, the principal planned investments include new buildings, saw line feeding systems and a storage silo. In the United States, the investments are expected to include converting a plant to plaster and a wood recycling system.

Masisa Business

Masisa’s significant capital expenditures in the nine months ended September 30, 2004 were as follows:

•	In Chile: US$1.5 million for a MDF mouldings line; US$0.7 million for a second pre-painted MDF moulding line and US$0.7 million in set-up and office furniture expenses for our new administrative offices;

•	In Brazil: approximately US$3.5 million for the planting of timberland; US$1.9 million for the acquisition, planting and maintenance of timberland; US$0.8 million for machines and equipment for the OSB line; US$0.4 million for a second MDF defibering machine.

•	In Argentina: US$0.6 million in machine and equipment for our MDF lines; and US$0.2 million for moulding line equipment.

The remaining capital expenditures were related to various smaller projects.

Masisa’s significant capital expenditures in 2003 were as follows:

•	In Chile: US$3.8 million for the acquisition, planting and maintenance of timberland; US$2.8 million for the addition of a new melamine line;

•	In Brazil: approximately US$4.4 million for the planting of timberland;

•	In Argentina: US$1.9 million for the acquisition, planting and maintenance of timberland and

•	In Mexico: US$2.4 million for machinery and equipment.

The remaining capital expenditures were related to various smaller projects.

Masisa’s significant capital expenditures in 2002 were as follows:

•	In Chile: approximately US$2.4 million for the purchase of new administrative offices; US$1.2 million for a dryer; US$1.1 million in forest and plantation management;

•	In Brazil: US$1.6 million for timberland maintenance;

•	In Argentina: US$1.0 million in forest and plantation management and US$1.2 million for machine and equipment for the second MDF line; and

•	In Mexico: US$0.8 million for additions of buildings, machinery and equipment for our particle board plant.

The remaining capital expenditures were related to various smaller projects.

Most of Masisa’s planned capital expenditures for 2004 have been incurred. For the fourth quarter of 2004, Masisa plans to make capital investments of approximately US$0.8 million for a new moulding painting line, an office addition for IT infrastructure and an industrial gluing system in Chile, US$0.7 million for a moulding painting line in Argentina, US$2.0 million for a defibering machine and laminating line in Brazil and approximately US$2.6 million for planting and maintenance of timberland. The remaining capital expenditures will be related to various smaller projects. All these investments will be financed from operating cash flow.

During 2005, Masisa plans to make capital investments of approximately US$3.0 million in Chile, US$3.6 million in Argentina, US$6.0 million in Brazil and US$1.2 million in Mexico. All of these investments will be financed from operating cash flow. In Chile, the investments are expected to include environmental impact reduction, a board density measurement device, a sawdust recovery system and gas escapes. In Argentina, the investment plan includes a dry gluing line, MDF and particle board scrubbers and plant road improvement. In Brazil, the Company’s primary investment will be for two dry gluing lines, an impregnation line and a humidifying system. In Mexico, the principal planned investments include modifying the impregnation system, improving the water distribution systems and automating the glue heating system.

Financing Activities

The most significant financing activities of Terranova are its long-term borrowings and long-term financing facilities, since short-term debt is mainly raised and repaid to adjust short-term needs to cash availability. Accordingly, the following paragraphs describe the long-term borrowings Terranova subscribed and/or repaid during the indicated periods.

Terranova’s principal financing activities in the first nine months of 2004 related mainly to reducing short-term borrowings and replacing maturing long-term borrowings. Our short-term borrowings and long-term borrowings maturing within one year declined by US$63.7 million during the first nine months of 2004. Significant repayments of short-term borrowings in the first nine months of 2004 included the repaying an aggregate amount of US$22.4 million relating to several bank financings. Significant repayments of long-term borrowings during the nine months ended September 30, 2004 included the repayment of US$28.5 million to Rabobank Ireland and the payment of US$40.5 million of partial maturities of long term debt and US$9.0 million of the partial maturity of a private placement. Our significant new long-term borrowings during the same nine-month period were bank loans, including a borrowing from Kreditanstalt Fur Weideraufbau for US$19.0 million, a borrowing of US$12.5 million from BCI, a borrowing of US$12.5 million from Rabobank Nederland, a borrowing of US$2.0 million from Itau BBA, and a borrowing of US$1.0 million from HSBC.

Terranova’s principal financing activities in 2003 related mainly to replacing existing long-term borrowings maturing in late 2003 and 2004. The largest new borrowings were the two successful public issuances of fixed rate bonds in the Chilean market, one issued by Terranova in three series for a total amount of US$148.8 million in August 2003 and another issued by Masisa consisting in two series totaling US$91.2 million in December 2003. In addition, we obtained a new loan from The Bank of Nova Scotia for US$25.0 million in January 2003 and a loan from Itau BBA for US$4.0 million. The remainder of new borrowings related to various short-term debt obligations. Significant repayments of long-term borrowings during 2003 included the US$49.7 million Citibank N.A. bank borrowing, the US$45.0 million bridge loan granted by Banco Santander, Rabobank and Corpbanca, a US$3.0 million Banco Chile bank borrowing, and the US$25.0 million payment with respect to the partial maturity of a private placement.

Terranova’s principal financing activities in 2002 were the subscription of a bridge loan with Rabobank, Banco Santander and Corpbanca for US$45.0 million in connection with the acquisition of our controlling interest in Masisa, a syndicated loan with Banco Santander for US$65.0 million, a US$8.0 million loan from HSBC in Brazil and two long-term bank loans, one from Comerica Bank for US$15 million, used to finance the acquisition of the Mexican particle board plant, and the other from Banco Chile New York for US$15 million, which we used to prepay short-term debt.

As of December 31, 2003, US$11.1 million in excess proceeds from Masisa’s bond offering were invested in short-term deposits that will be used to repay existing borrowings maturing during 2004. At December 31, 2003, the current portion of long-term borrowings expected to mature in 2004 was US$115.1 million.

As of September 30, 2004, Terranova’s total debt, calculated as the sum of short-term bank borrowings, the current portion of long-term bank borrowings, other long-term borrowings due within one year, long-term bank borrowings and other long-term borrowings, was US$652.5 million, compared to total debt of US$693.2 million as of September 30, 2003. Of the total debt as of September 30, 2004, US$153.7 million consisted of short-term borrowings and the current portion of long term debt compared to US$239.6 million as of September 30, 2003.

As of December 31, 2003, Terranova’s total debt, calculated as the sum of short-term bank loans, the current portion of long-term bank loans, other long-term liabilities due within one year, long-term bank loans and loans obtained under private placements was US$718.0 million, compared to total debt of US$544.1 million as of December 31, 2002. Of the total debt in 2003, US$217.6 million was short-term debt plus the current portion of long-term debt, compared to US$218.5 million in 2002. For more details regarding short- and long-term financings and their respective restrictive covenants, please see Notes 14, 15, 16 and 21 of our Consolidated Financial Statements included elsewhere in this information statement and prospectus.

In addition, total financial liabilities, calculated as total debt owed to banks less financial assets (cash, time deposits and fixed rate securities), amounted to US$618.0 million as of September 30, 2004, compared to US$694.5 million as of December 31, 2003 and US$532.4 million as of December 31, 2002.

There were no common stock capital increases during the first nine months of 2004. As of December 31, 2003, our subscribed capital was approximately US$602.2 million representing 4,019,837,304 shares. On April 23, 2003, the shareholders of Forestal Terranova approved a capital increase in connection with its merger into Terranova. In connection with the increase in share capital, 215 million shares were subscribed and paid for a total amount of US$90.6 million.

Liquidity

At September 30, 2004 and 2003, December 31, 2003, and 2002, Terranova’s ratio of current assets to current liabilities was 1.80:1.00, 1.22:1.00; 1.44:100 and 1.17:1.00, respectively.

Total current assets were US$435.8 million, US$391.4 million, US$433.3 million and US$323.9 million on September 30, 2004 and 2003, and December 31, 2003, and 2002, respectively. The 11.3% increase in current assets between September 30, 2003 and September 30, 2004 was mainly due to an increase in working capital, specifically accounts receivable and inventories, due to higher sales. The 33.8% increase in current assets between December 31, 2002 and December 31, 2003 was mainly due to

•	an increase in cash and deposit reserves held from a bond Masisa issued in December 2003 specifically to repay bank borrowings, some of which were paid in the first quarter of 2004,

•	the reclassification in the short-term of the long-term time deposit that matured in May 2004 and

•	increased inventories mainly due to the start up of the OSB plant in Brazil and the particle board plant in Mexico during 2003.

Total current liabilities were US$241.9 million, US$322.7 million, US$300.4 million and US$276.8 million on September 30, 2004 and 2003, and December 31, 2003, and 2002, respectively. The decrease of 25.0% of current liabilities between September 30, 2003 and September 30, 2004 was mainly due to a decrease in short-term bank borrowings and in the short-term portion of long-term bank borrowings, principally due to the repayment of short term debt with the proceeds of Masisa’s fixed rate bond issuance and with cash generated internally. The increase of 8.5% in current liabilities between December 31, 2002 and December 31, 2003 was mainly due to the classification in the short-term of US$75.7 million of long-term debt maturing during 2004, partially offset by the repayment of short-term debt with the proceeds of Terranova’s fixed bond issuances and capital increase.

Off-balance Sheet Arrangements

We have guaranteed certain debt of our non-consolidated Venezuela subsidiary, Oxinova C.A., of which IITSA has a 49.0% ownership interest, related to banks borrowings. As of September 30, 2004, the outstanding balances of the two guaranteed Oxinova credit facilities were US$4.9 million with the Banco Chile and US$0.9 million with the Banco Santander London, maturing on November 2004 and September 2005, respectively.

Other than the guaranties described in the previous paragraph, we do not have any other off-balance sheet arrangement including any transactions, agreements or other contractual arrangements involving any other unconsolidated entity under which we have:

•	made guarantees;

•	a retained or a contingent interest in transferred assets;

•	an obligation under derivative instruments classified as equity; or

•	any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

See Note 21 to the audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Contractual Obligations

The following table summarizes our significant long-term contractual obligations as of September 30, 2004.

	Payments Due by Period (millions of U.S. dollars)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	570.7	72.0	237.0	134.5	127.2
Capital lease obligations	0.2	0.2	—	—	—
Operating lease obligations(1)	8.4	1.8	2.0	1.6	3.0
Purchase obligations(2)	235.0	18.2	36.4	36.4	144.0
Other long-term liabilities on the company’s balance sheet under GAAP	—	—	—	—	—

Total Contractual Obligations	814.3	92.2	275.4	172.5	274.1

(1)	Operating lease obligations include long-term forestry land lease agreements in Masisa Brazil and our short and long-term office and facility leases. For information regarding our leased properties, see “—Information About Terranova—Description of Properties.”
(2)	Purchase obligations include a long-term resin supply contract with Oxinova in Venezuela that requires us to purchase a minimum amount of resin yearly and a long-term forestry rights contract with the government of Venezuela that requires us to purchase and harvest a minimum amount of timber yearly. In the case of the long-term forestry rights contract, we pay fines if we do not purchase and harvest the minimum amount. During 2002, 2003 and as of September 2004, we did not purchase the minimum required amount. We paid a fine for the amount of US$0.5 million for 2002 but have not yet received a fine for 2003 as we are in the process of renegotiating our contract with the Venezuelan government. Given the relatively small amounts of the fines, we do not feel this materially affects our business.

In addition, we have a long-term resin supply contract with Georgia Pacific Resins Ltd. to ensure the normal supply of resins for existing and future operations, including calculations for our future growth. The estimated amount of the contract for 2004 is US$17 million. The contract is not a financial obligation since it does not oblige us to purchase a minimum amount from Georgia Pacific Resins Ltd.

Differences between Chilean GAAP and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 23 to our audited consolidated financial statements included in this prospectus for a complete discussion of these differences and their effect on our results of operations and equity.

	Year ended December 31, 2003	Nine Months Ended September 30, 2004

Net income (Chilean GAAP)	(20.0)	26.2
Net income (U.S. GAAP)	(30.2)	32.5

Shareholders’ equity (Chilean GAAP)	730.6	769.0
Shareholders’ equity (U.S. GAAP)	520.6	553.1

Our net income/(loss) determined under U.S. GAAP would have been US$(30.2) million for the year ended 2003 and US$32.5 million for the nine months ended September 30, 2004. This is compared with a net loss under Chilean GAAP of US$(20.0) million for the year ended 2003 and net income of US$26.2 million for the nine months ended September 30, 2004.

Shareholder’ equity determined under U.S. GAAP would have been US$520.6 million for the year ended 2003 and US$553.1 million for the nine months ended September 30, 2004. This is compared with shareholders’ equity under Chilean GAAP of US$730.6 million for the year ended 2003 and US$769.0 million for the nine months ended September 30, 2004.

Impact Of Inflation And Devaluation

Our operating expenses and costs have not been significantly affected by changes in the local currency - U.S. dollar exchange rate given that most of our costs, principally the cost of raw materials (logs and wood) and other inputs, such as resin, spare parts and energy, have acquisition prices that are either denominated in U.S. dollars or indexed to the U.S. dollar. On the other hand, a significant portion of our revenues are denominated in U.S. dollars and in cases of sales in local markets where we have manufacturing facilities, local market prices are driven by international prices which in turn are either indexed or closely related to the dollar variation.

The principal effects of changes in the local currency - U.S. dollar exchange rate are manifested in certain monetary assets and liabilities denominated in local currencies, which, have been subject to periods of exposure to exchange rate fluctuations and have had material effects in our results of operations. These effects have principally resulted from exposure to exchange rate fluctuations with respect to the Argentinean peso, Brazilian real, Venezuelan bolivar and Mexican peso. Specifically, we recorded a charge for US$2,449 thousand in the nine months ended September 30, 2004 (US$1,082 thousand in 2003 and US$2,191 in 2002) associated with recoverable taxes denominated in Bolivian Bolivares. In 2003, we recognized a gain of US$3,186 thousand as a result of the appreciation of the Chilean peso against the U.S. dollar associated with certain accounts receivables denominated in Chilean pesos and US$504 thousand associated with recoverable taxes also denominated in Chilean pesos.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 2 of the Consolidated Financial Statements, which are included in this information statement and prospectus. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgements. Our most critical accounting policies and estimates are described below.

Property, plant and equipment

The key judgments Terranova must make under the property, plant, and equipment policy include the estimation of the useful lives of its various asset types, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and its determination that no impairment exists.

Property, plant, and equipment is stated on Terranova’s balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. In estimating the useful lives and expected residual value of fixed assets, Terranova has primarily relied on actual experience with similar plant and equipment and recommendations from engineers and manufacturers. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Terranova’s evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as its financial position.

Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires Terranova’s estimate of future cash flows generated by each asset or group of assets. In addition, Terranova must make assumptions regarding product pricing, raw material costs, volumes of product sold, and growth rates to analyze the future cash flows for asset impairment assessments. If our estimates of projected undiscounted future cash flows were too high by 10%, there would be no impact on the reported value of property, plant and equipment test for impairment on our Consolidated Balance Sheet.

Management believes that the estimates of future cash flows are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

Forests

Terranova determines the value of its forests by a technical appraisal process. Terranova appraises the value of its forests annually, based on the expected present value of future cash flows to be generated by its forests. This discounted cash flow analysis takes into account the forecasted harvests for the upcoming years based on tree growth and fluctuations in the cost and price of wood products.

Terranova initially carries a new plantation at the historical cost including tree development and forest maintenance. When the technical appraisal indicates that the value of a plantation has changed because it begins to have commercial value, Terranova accounts for this by increasing or decreasing forestry plantations (which is a part of property, plant and equipment) and making a corresponding increase or decrease to the forestry reserves component of shareholders’ equity.

At the end of each year, Terranova moves to inventory the appraised value of trees it expects to harvest in the next twelve months. Terranova carries these trees in inventory at appraised value until harvesting. No reduction in shareholders’ equity is made when standing trees are moved to inventory in anticipation of harvesting.

The reserve is reversed from shareholders’ equity and from Terranova’s assets when the forestry plantation is sold.

When Terranova appraises the value of its forests it makes judgements about estimated growth rates, current market conditions and statistical techniques. The value of Terranova’s forests is significant and, accordingly, the results of these judgements can have material affects on the reported amounts of assets and shareholders’ equity on

Terranova’s balance sheet. If the estimated appraised value of our timber resources were too high by 10%, there would be no impact on our reported net income as the changes to fair values of forests has no impact on earnings as discussed above. However, our net equity and the reported value of our forests assets would be overstated by ThUS$ 29,171.

Depletion

Depletion, or costs attributed to timber harvested, is recorded as trees are harvested. Depletion rates are adjusted annually. Depletion rates are determined by each identifiable farm block and computed by dividing the original cost of the timber less previously recorded depletion by the total timber volume that is estimated to be harvested over the harvest cycle. The length of the harvest cycle varies by geographic region and species of timber. The depletion rate calculations do not include an estimate for future silviculture costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

Significant estimates and judgments are required to determine the volume of timber available for harvest over the harvest cycle. Some of the factors affecting the estimates are changes in weather patterns, the effect of fertilizer and pesticide applications, changes in environmental regulations and restrictions that may limit Terranova’s ability to harvest certain timberlands, changes in harvest plans, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

We adjust our depletion rates annually on January 1 of each year. On January 1, 2004 we adjusted our depletion rates by 5.1%. As such, had our estimated volume of timber harvested at September 30, 2004 been estimated too high by 5.1%, our reported cost of sales for the nine months ended September 30, 2004, would have been understated by 0.3%.

Inventories

Inventories of finished goods, forests and plantations in the process of exploitation, materials and supplies are stated at the lower of direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Forests and plantations in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods. Our inventory reserves at September 30, 2004 amounted to ThUS$ 4,401 which represents 2.9% of our total inventory of finished goods, materials and supplies. Additionally, our inventory write-downs for the nine month period ended September 30, 2004 represented 1% of our cost of sales during the same period. Had our inventory reserves and write-downs been underestimated by 10%, our cost of sales would not be materially affected.

Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will be realized. In making this determination, Terranova considers both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If our projections of taxable income were too high by 10% there would be no impact on the balance of our reported valuation allowance at September 30, 2004.

Quantitative Disclosure

Interest Rate Risk

Our primary interest rate risk exposures arise from our U.S. dollar long–term fixed rate bank borrowings and private placement, our bond liabilities denominated in UF and other variable long–term liabilities. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact the carrying value, earnings or cash flows. We have entered into several interest rate swaps on a portion of our variable debt for a total notional amount of US$77.0 million. At September 30, 2004, the fair value of our swaps resulted in a liability of US$2.4 million. The following table provides information as of September 30, 2004 about our interest–earning assets and liabilities, including our long–term debt, our bonds and our private placement with U.S. insurance companies and other institutional investors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates:

Interest Rate Risk	Sep 2004 to Sep 2005	Sep 2005 to Sep 2006	Sep 2006 to Sep 2007	Sep 2007 to Sep 2008	Sep 2008 to Sep 2009	Thereafter	Total	Estimated fair Market Value
(Amounts in millions of US$)
INTEREST EARNING ASSETS
US$ denominated fixed rate (short and long term):
Time deposits	14.0	—	—	—	—	—	14.0	14.0
Weighted average interest rate	1.4%

Chilean peso denominated
Marketable securities	0.1	—	—	—	—	—	0.1	0.1
Weighted average interest rate	2.2%

Securities purchased under resale agreements	1.9	—	—	—	—	—	1.9	1.9
Weighted average interest rate	2.2%

Venezuelan Bolivares denominated:
Time deposits	0.4	—	—	—	—	—	0.4	0.4
Weighted average interest rate	15.1%

INTEREST BEARING LIABILITIES

Fixed Rate:
Chilean peso – UF denominated bank debt	1.2	2.4	—	—	—	—	3.6	3.9
Weighted average interest rate	6.7%

Bonds and other long–term Borrowings:
Chilean peso – UF denominated	3.5	35.3	42.3	42.3	42.3	69.4	235.1	242.4
Weighted average interest rate	5.2%

Private Placement, Bonds and other long–term
Borrowings – US$	10.6	9.0	9.0	39.0	—	—	67.6	67.6
Weighted average interest rate	6.7%

Variable Rate:
US$ denominated bank debt	131.5	66.0	61.7	46.7	20.7	10.8	337.4	337.4
Weighted average interest rate	3.7%

Venezuelan Bolivares bank debt	2.1	6.5	—	—	—	—	8.6	8.6
Weighted average interest rate	18.3%

US$ denominated interest rate swaps*
Pay fixed, receive variable (6 month LIBOR)
Amounts to be paid	3.2	1.5	0.2	—	—	—	5.0	2.4
Weighted average interest fixed rate	4.7%
Expected amounts to be received	1.5	0.9	0.1	—	—	—	2.5
Weighted average variable rate expected	2.8%

*	Assumptions:
Short term debt, because it is often renewed, is considered variable.
Fair value of swaps is given by bank’s appraisal. Weighted average variable rate expected is calculated to match fair value, and expected amounts to be received are calculated accordingly.

Foreign Currency Risk

We are subject to foreign currency exchange rate risks associated with assets and liabilities and transactions in currencies other than our functional currency. We periodically enter into foreign exchange forward contracts when deemed necessary to “hedge” or offset the risk of loss due to currency fluctuations of assets and liabilities and transactions denominated in foreign currencies. At September 30, 2004, we did not have any foreign currency hedges. When hedging foreign currency exposures, our practice is to hedge such exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the earnings and fair value. The following table summarizes the financial instruments, denominated in the stated currencies we hold as of September 30, 2004, based upon their respective contractual maturity dates:

Foreign Currency Risk	Sep 2004 to Sep 2005	Sep 2005 to Sep 2006	Sep 2006 to Sep 2007	Sep 2007 to Sep 2008	Sep 2008 to Sep 2009	Thereafter	Total	Estimated fair Market Value
(Amounts in millions of US$)
ASSETS
Chilean peso denominated
Marketable securities	0.1	—	—	—	—	—	0.1	0.1
Weighted average interest rate	2.2%

Securities purchased under resale agreements	1.9	—	—	—	—	—	1.9	1.9
Weighted average interest rate	2.2%

Venezuelan Bolivares denominated
Time deposits	0.4	—	—	—	—	—	0.4	0.4
Weighted average interest rate	15.1%

LIABILITIES
Chilean peso – UF denominated bank debt	1.2	2.4	—	—	—	—	3.6	3.9
Weighted average interest rate	6.7%

Bonds and other long–term Borrowings:
Chilean peso – UF denominated	3.5	35.3	42.3	42.3	42.3	69.2	235.1	242.4
Weighted average interest rate	5.2%

Venezuelan Bolivares bank debt	2.1	6.5					8.6	8.6
Weighted average interest rate	18.3%

TERRANOVA RECENT DEVELOPMENTS

Set forth below is a discussion of our results of operations for the year ended December 31, 2004. This discussion should be read in conjunction with our unaudited consolidated financial statements and their notes for the fiscal year ended December 31, 2004, included elsewhere in this document. These consolidated financial statements have been prepared in accordance with Chilean GAAP and audited pursuant to Chilean generally accepted auditing standards (GAAS); however, they have not been audited pursuant to PCAOB standards and U.S. GAAS and do not include a U.S. GAAP reconciliation. There are significant differences between Chilean GAAP and U.S. GAAP. A description of the differences between Chilean GAAP and US GAAP is provided in the notes to our audited consolidated financial statements as of and for the nine-month period ended September 30, 2004. We do not believe there are any additional GAAP differences as of December 31, 2004. For the purposes of this interim financial information, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The unaudited consolidated financial statements for the fiscal year ended December 31, 2004 should be read in conjunction with our audited financial statements and their notes for the period ended September 30, 2004 included elsewhere in this document.

Overview

Our operating results during the fourth quarter of 2004 and year ended December 31, 2004 showed continued strength compared to our operating results for the same periods in 2003. However, our fourth quarter operating results were slightly weaker compared to the third quarter. The most significant factors and trends affecting our operating results during the fourth quarter of 2004 were:

•	Stable OSB prices compared to the third quarter but still relatively high compared to 2003.

•	Higher prices but lower volume across most of our other product lines compared to the third quarter of 2004 resulting in flat net sales.

•	Continued improvement in our operating results in our Terranova Venezuela operating segment.

•	Significantly higher operating income compared to the fourth quarter of 2003 but slightly lower compared to the third quarter of 2004.

In addition to these factors affecting our operating results, our non-operating results and net income were materially affected by non-recurring gains, provisions and expenses that are discussed in more detail below.

Results Of Operations for the Years Ended December 31, 2004 and 2003

The discussion below analyzes and compares on a consolidated level our results of operation for the year ended December 31, 2004 to 2003. The following table summarizes our consolidated results of operations for the periods indicated.

	Year Ended December 31,
	2003	2004
Net Sales (millions of US$)	480.1	651.0
Gross Margin (millions of US$)	105.9	189.2
Operating Income (millions of US$)	21.6	95.1
Non-operating results (millions of US$)	(47.5)	(11.2)
Net Income (millions of US$)	(20.0)	56.8
Depreciation (millions of US$)	43.8	48.4

Physical Volume Sales (thousands of cubic meters)	2,709.0	3,438.3
Average Price per Cubic Meter (US$)	177	189

Net Sales Growth %	62.8%	35.6%
Gross Margin % *	22.1%	29.1%
Operating Income Margin % *	4.5%	14.6%
Net Income Margin % *	(4.2)%	8.7%

*	Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003

Net sales increased 35.6% to US$651.0 million in 2004 compared to US$480.1 million in 2003. The increase was due mainly to higher average prices and significantly higher physical volume sales across a majority of our product and geographic segments. The average price of our principal wood products per cubic meter in 2004 was US$189 compared to US$177 per cubic meter in 2003. Consolidated sales of our principal wood products by physical volume increased 26.9% to 3,483.3 thousand cubic meters in 2004, compared to 2,709.0 thousand cubic meters in 2003.

Gross margin increased from US$105.9 million, or 22.1% of net sales, in 2003 compared to US$189.2 million, or 29.1% of net sales, in 2004. This was mainly due to higher sales and increased gross margin as a percentage of sales due to higher average prices while average costs of sales decreased slightly.

Selling and administrative expenses totaled US$94.1 million, or 14.5% of net sales, in 2004, representing an 11.6% increase from US$84.3 million, or 17.6% of net sales, in 2003. This increase was due primarily to higher selling expenses associated with significantly increased sales.

Operating income increased by 340.4% to US$95.1 million, or 14.6% of net sales, in 2004 compared to US$21.6 million, or 4.5% of net sales, in 2003. The increase in operating income is attributable mainly to significantly higher sales and gross margin.

Non-operating results improved from a loss of US$47.5 million in 2003 to a loss of US$11.2 million in 2004 principally due to a significant gain on the sale of forests, and a decrease in foreign exchange losses and despite a significant increase in other non-operating expenses. The table below summarizes the principle components of our non-operating results.

	Year Ended December 31,
	2003	2004
	(millions of U.S. dollars)
NON-OPERATING RESULTS
Financial income	3.9	1.9
Share of income from unconsolidated affiliates	0.8	1.3
Other non-operating income	5.9	47.3
Amortization of goodwill	(0.9)	(0.8)
Amortization of negative goodwill	3.0	3.3
Financial expenses	(40.0)	(39.3)
Other non-operating expenses	(7.3)	(21.8)
Price-level restatements	0.2	0.5
Foreign exchange (losses) gains	(13.0)	(3.7)

Non-operating results	(47.5)	(11.2)

Financial income declined 50.3% to US$1.9 million in 2004 from US$3.9 million in 2003 due to lower interest earning average cash balances. Share of income from unconsolidated affiliates increased 76.6% to US$1.3 million in 2004 from US$0.8 million in 2003 principally due to higher income from our investment in Oxinova. Other non-operating income increased to US$47.3 million in 2004 from US$5.9 million in 2003 mainly due to a gain of $42.0 million on the sale of 21,000 hectares of our Chilean forests to an affiliate of Arauco. For more information on the sale of these forest assets, see “Part Five—Information About Terranova—Forestry Operations—Distribution of Forestry Assets.” Additionally, we recognized a gain on the sale of goods and services and compensation from insurance due to damages to our plant in Venezuela. Amortization of goodwill declined 16.5% to US$0.8 million in 2004 from US$0.9 million in 2003 mainly due to the conclusion of the amortization period in 2003 of our investment in Maderas y Paneles S.A. Amortization of negative goodwill increased 11.2% to US$3.3 million in 2004 from US$3.0 million in 2003 mainly due to the acquisition of

Terranova International in October 2003. Financial expense decreased slightly to US$39.3 million in 2004 from US$40.0 million in 2003. Other non-operating expenses increased 197.6% to US$21.8 in 2004 from US$7.3 million in 2003 due mainly to the following:

•	US$9.2 million provision for idle assets. During the fourth quarter of 2004 we recognized a US$4.9 million provision for a wood scanner in Chile that after a testing period and negotiations with the supplier was determined to be unusable for its intended purpose. We recognized provisions for US$3.0 million during 2004 as a result of obsolete assets principally in Masisa Mexico’s particle board lines and Masisa Argentina’s impregnation line. The remaining provisions were for various obsolete plant and equipment in Terranova Chile and Venezuela.

•	US$2.8 million provision for doubtful non-operational accounts. We recognized a provision for a doubtful loan to our unconsolidated affiliate.

•	US$2.1 million in severance indemnities. During the fourth quarter of 2004, several executives either left the company or transferred to affiliates of the company which triggered contractual severance payments.

Price-level restatements were US$0.5 million in 2004 compared to US$0.2 in 2003 but do not materially affect our results of operations. Foreign exchange losses were US$3.7 million in 2004 compared to a foreign exchange loss of US$13.0 million in 2003 due to debt issued in UF.

Minority interest expense was US$15.4 million in 2004 compared to a benefit of US$5.2 million in 2003.

Income tax expense was US$11.7 million in 2004 compared to a benefit of US$0.6 million in 2003 due to significant increase in income before minority interest and income taxes. Income tax expense increased despite the recognition of a tax loss from a previous period of approximately US$10.3 million which reduced our tax expense in 2004.

We reported net income of US$56.8 million, or 8.7% of net sales, in 2004 compared to net loss of US$20.0 million, or 4.2% of net sales, in 2003. The increase in net income in 2004 compared to 2003 reflects significantly higher sales and operating income offset by higher income tax expense.

TERRANOVA MANAGEMENT

Our administration is conducted by our board of directors which, in accordance with our estatutos, or bylaws, consists of seven directors. The entire board of directors is elected every three years. Our current board of directors was elected on April 22, 2004 for a term of three years. Cumulative voting is permitted for the election of directors. Our President and Chief Executive Officer is appointed by the board of directors and holds office at the board of directors’ discretion. Scheduled meetings of the board of directors are held at least monthly. Extraordinary board of directors meetings may be called by the Chairman, when requested by at least five directors or, in limited circumstances, when requested by one director.

Although under our bylaws our board consists of seven directors, our board currently has six directors as a result of the resignation of Michael Stuart-Smith, announced on November 11, 2004 and accepted by our board at an extraordinary meeting held on November 15, 2004. At that meeting, in accordance with our bylaws, our board determined not to appoint a replacement director. As required under Chilean law, our shareholders must elect a new board of directors at the next annual shareholders meeting in April 2005. The shareholders may re-elect at that time any or all of our current directors.

Our current directors are as follows:

Directors	Position	Age
Julio Moura	Chairman	52
Ronald Degen	Vice-President	61
Enrique Seguel M.	President of Directors Committee	66
Juan Carlos Méndez G.	Director	58
Patrick A. Nielson	Director	54
Jorge Carey T.	Director	62

Julio Moura, 52 years old, has been the Chairman of our Board of Directors and Chairman of the Board of Directors of Masisa since 2002. Mr. Moura has also served as Chairman of the Board of Directors and Chief Executive Officer of GrupoNueva since 1998. GrupoNueva, a holding company is, beneficially, a controlling shareholder of Terranova. He has served as Director, Member of the Executive Committee and Executive Vice-president for the Schindler Group and Sika Finanz in Switzerland among others. From 1980 until 1983 he was Senior Associate of the Consulting Company Booz Allen & Hamilton. Mr. Moura obtained a degree in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds an MBA of M.I.T., Sloan Management School of Management, USA.

Ronald Degen, 61 years old, became Vice-President of our Board in 2004. Mr. Degen has served as Vice-President for Mergers and Acquisitions of GrupoNueva and a Director of the Board of Directors of Masisa since 2003. Prior to joining GrupoNueva, Mr. Degen was Chairman of the Board, President and Chief Executive Officer of Amanco Brasil, a PVC pipe manufacturer and affiliate company of GrupoNueva, from 2000-2004. He was also President and Chief Executive Officer of Companhia Paulista de Força e Luz (CPFL), a Director of the Board of Bandeirantes de Energia, a Director of the Board of Mercado Atacadista de Energia (MAE), President and Chief Executive Officer of Schindler Brasil, Vice-President of Grupo Abril, Executive Director and Chief Operating Officer of Editora Abril, Executive Director and Chief Executive Officer of Listel, Executive Director of Indústria Villares and Project Director of Booz Allen & Hamilton International. He has a Professional Electrical Engineering Degree from Escola de Engenharia Mauá Brazil, is a Graduate in Automation from the Swiss Federal Institute of Technology (ETH) Switzerland, and has an MBA from the University of Michigan, USA.

Enrique Seguel M., 66 years old, joined Terranova in 2004, and has served as a Director on our Board since April 2004. Mr. Seguel has served as Chief Executive Officer of Inmobilaria y Constructora Germania S.A., a property development company, since 1996 and as President of Asesorias e Inversiones ECAD S.A., an

investment consulting firm, since 1996. Mr. Seguel is a Director of Rhein (Chile) S.A. He has also served as Minister of Finance of Chile, President of the Central Bank of Chile, Director of Entel S.A., Director of Delta S.A. and Director of Invertec S.A. Mr. Seguel holds a Bachelor of Arts in management from the Catholic University of Chile and a MBA from ESADE business school in Spain. He also is a General retired of the Army of the Chile.

Juan Carlos Méndez G., 58 years old, joined Terranova in 1994, and has served as a Director on our Board since 1994. In addition, Mr. Méndez serves as an Executive Director of David Del Curtos S.A., Director of the Board and the Audit Committee of Cap S.A., Director of the Board of Moneda AFI, and member of the Audit Committee of Banco Estado Chile. Mr. Méndez has also served as a Director of Novaterra and Iansa. Mr. Méndez holds a degree in agricultural engineering from the Catholic University of Chile, a masters degree in agricultural economics from the Catholic University of Chile and a masters degree in economics and is a candidate for a PhD in economics from the University of Chicago, USA.

Patrick A. Nielson, 54 years old, became a Director on the Terranova S.A. Board of Directors in 2003. He has served as the Vice-President, General Counsel and Secretary of GrupoNueva since 2002. He has also served on the Board of Directors of Masisa S.A. since 2002. Prior to 2002, he was Vice-President, General Counsel—Food Operations and Vice-President International Legal and Regulatory Affairs of Dole Food Company, Inc., a food company, where he began working in 1983. He has also been a member of the Board of Directors of Pascual Hermanos, S.A. of Spain and The Western Growers Association. Mr. Nielson holds a Bachelor of Arts in Political Science from Lewis & Clark College and a Juris Doctor from Hastings College of the Law, University of California.

Jorge Carey T., 62 years old, has served as a Director on our Board since 2004. Mr. Carey also serves on the board of directors of Masisa since 2002. He has been a senior partner of Carey y Cia., a Chilean legal firm since 1976. Carey y Cia. serves as outside counsel to Terranova from time to time. Mr. Carey is a board member of several publicly traded corporations, including Cemento Melón S.A.(of which he is the Chairman), ING Chile S.A., Quebrada Blanca S.A., Enaex S.A. and CCU. He is also a board member of several other Chilean institutions, including Hogar de Cristo, Corporación del Patrimonio Cultural de Chile and Consejo Nacional de Television and of several non-Chilean organizations, including Aur Resources Inc in Toronto, Canada, The Center for International and American Law in Dallas, Texas, U.S.A. and the Moneda Chile Fund in Bermuda. Mr. Carey worked early in his career for three years as a staff attorney in Washington D.C. for the International Monetary Fund and the International Finance Corporation. He has been a professor of law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile Law School and a Master’s degree in Comparative Jurisprudence from the School of Law of New York University where he was a Fulbright scholar.

Our current executive officers are as follows:

Executive Officers	Position	Age
Gonzalo Zegers R-T.	Chief Executive Officer	43
Alejandro Droste B.	Chief Financial Officer	38
Maria Emilia Correa	Chief Social and Environmental Officer	46
Miguel Oneto R.	Chief Human Resources Officer	47
Patricio Reyes U.	General Counsel	36
Fernando A. Errázuriz O.	Chief Supply Chain Officer	41
George MacConnell	Chief Executive Officer - Terranova USA	57
Eduardo Vial R-T.	Chief Executive Officer of Masisa	50
Italo Rossi B.	Chief Marketing Officer of Masisa	51
Tomas Morales J.	Chief Operations Officer - Solid Wood	35
Michel Asselot C.	Chief Marketing Officer - Terranova Venezuela	58
Jorge Correa D.	Forestry Operations Manager of Masisa	56

Gonzalo Zegers R-T., 43 years old, joined Terranova in March 2003 and has served as Chief Executive Officer of Terranova since then. Mr. Zegers has also served on the Board of Directors of Masisa as Executive Vice-President since March 2003. Prior to that he was Masisa’s Chief Executive Officer from 1997 until March 2003. He also served as Masisa’s Chief Financial Officer from 1996 to 1997. Mr. Zegers previously served as Chief Executive Officer of C&D Agrofruta Ltda. and is currently on the Board of Directors of several companies related to Masisa. Mr. Zegers holds a business degree from Santiago University.

Alejandro Droste B., 38 years old, joined Terranova in February 2003, and has served as Chief Financial Officer since then. Mr. Droste is also a Director of Invesiones Internacionales Terranova S.A. Prior to joining Terranova, Mr. Droste was Chief Financial Officer of Masisa do Brasil from 1999 to 2003. Mr. Droste holds a degree in Commercial Engineering from the University of Santiago in Chile and a Masters degree in finance from the London School of Economics, in the United Kingdom.

Maria Emilia Correa, 46 years old, joined GrupoNueva in 2000, and has served as Vice-President, Social and Environmental Responsibility, since then. In addition, Ms. Correa has served as Chief Social and Environmental Officer for Terranova and Masisa since July 2004. She divides her time approximately equally among GrupoNueva, Terranova and Masisa. Ms. Correa served as Executive Director of Colombian BCSD from 1995 to 2000. Ms. Correa holds a law degree from the Universidad de los Andes of Bogota in Colombia and a Masters degree in sociology from the New School for Social Research, USA.

Miguel Oneto R., 47 years old, is the Company’s Chief Human Resources Officer, a position he has held since 2003. Mr. Oneto has also been Chief Human Resources Officer of Masisa since 1997. He divides his time approximately equally between Terranova and Masisa. Prior to joining Masisa, he was Head of McKay’s Holding Training Department, Head of the Training Department of Banco BHIF and Human Resources and Administration Manager of AFP Habitat S.A., Laboratorio Ballerina and First National Bank of Boston. Mr. Oneto received a degree in Business Administration from the University of Santiago and a postgraduate degree in Human Relations and Labor Psychology from the Catholic University of Chile.

Patricio Reyes U., 36 years old, joined Terranova in 1999, and has served as General Counsel since 2002. Mr. Reyes has also been the General Counsel of Masisa since September 2004. He divides his time approximately equally between Terranova and Masisa. He also serves as a Director of IITSA and Oxinova S.A. Prior to joining Terranova, Mr. Reyes worked as associate attorney for Estudio Arturo Alessandri, a Chilean law firm. Mr. Reyes holds a law degree and a Masters degree in corporate law from the Catholic University of Chile. He is a practicing lawyer in Chile as designated by the Supreme Court of Chile and is a member of the Chilean College of Lawyers.

Fernando A. Errázuriz O., 41 years old, joined Terranova in July 2004, and has served as Chief Supply Chain Officer since then. Prior to joining Terranova, Mr. Errázuriz served as Supply Chain Director at Kimberly Clark, a paper company, from 1997-2004. Mr. Errázuriz holds a civil engineering degree from Catholic University of Chile and a Masters in Business Administration from Adolfo Ibáñez University in 1997.

George MacConnell, 57 years old, joined Terranova in December 2003, and has served as President and Chief Executive Officer of Terranova Forest Products, Inc. since December 2003. Mr. MacConnell also serves as a Director of John Wieland Homes, located in Atlanta, GA. Mr. MacConnell served as Chairman and Chief Executive Officer of US Build, a supply chain consultant, from 2000-2003. He was employed with Georgia Pacific Corporation from 1971-1997 and served as a corporate officer from 1983-1997. Mr. MacConnell was Senior Vice-President in charge of GP’s building products distribution business from 1987-1997. Mr. MacConnell holds a B.S. from Northeastern University in Boston, MA.

Eduardo Vial R-T., 50 years old, is Masisa’s Chief Executive Officer, a position he has held since March 2003. Prior to his current position he Masisa’s Chief Operating Officer from 1986 through March 2003. Before joining Masisa, he was in charge of INFORSA’s sawmill operations. Mr. Vial holds a degree in Forestry Engineering from the University of Chile.

Italo Rossi B., 51 years old, is Masisa’s Chief Corporate Marketing Officer, a position he has held since May 2004. Mr. Rossi joined Masisa in 1989 as Chief Sales and Marketing Officer. He served as Chief Executive Officer of Masisa do Brasil from 1999-2004. Before joining Masisa, he was Forestry Director at Fundación Chile. Mr. Rossi holds a degree in Forestry Engineering from the University of Chile.

Tomas Morales J., 35 years old, has served as the Chief Operation Officer of Solid Wood operations of Terranova since October 2004. Prior to his current position, he was the Corporate Development Officer of Masisa from 2003-2004. Mr. Morales is also an alternate director of Forestal Tornagaleones S.A. Prior to joining Masisa, Mr. Morales served as a Senior Consultant for Risk Capital Management, Inc. in New York from 2002-2003. He attended graduate school from 2000-2002. Mr. Morales holds a degree in Forestry Engineering from Universidad Austral de Chile and a Masters in Business Administration from Harvard Business School.

Michel Asselot C., 58 years old, joined Terranova in 1999, and has served as Chief Corporate Marketing Officer of Terranova Venezuela since 2001. Mr. Asselot also serves as Chief Executive Officer of Terranova Mexico and as Vice-President of Lumber Sales for the Latin America and Caribbean regions. He divides his time approximately equally between Terranova Mexico and Terranova Venezuela. Mr. Asselot holds a degree in Agronomy Engineering from ESITPA in Paris University.

Jorge Correa D., 56 years old, joined Masisa in 1997 and has served as Chief Executive Officer of Forestal Tornagaleones and Forestal Argentina, forestry subsidiaries of Masisa, since then. He divides his time approximately equally between Forestal Tornagaleones and Forestal Argentina. Mr. Correa also works four hours per week as a part-time Professor of Forestry Engineering at the University of Chile. Mr. Correa holds degree in Forestry Engineering from the University of Chile.

Compensation

For the nine months ended September 30, 2004, the aggregate amount of compensation we paid to our directors and executive officers was approximately US$1.8 million. Members of our board of directors received per diem fees for attendance at meetings of the board and Directors’ Committee meetings, as applicable. Terranova also has a profit sharing plan for its directors under which the directors receive the excess of 1.5% of dividends paid over their annual per diem fees. However, through December 31,2003, we have never distributed sufficient dividends such that 1.5% of those dividends was greater than our directors’ per diem fees and therefore have never paid a portion of our dividends to our directors. Neither we nor our subsidiaries maintain any pension or retirement programs for our or their directors or executive officers, respectively.

The table below sets forth compensation paid to directors for the nine month period ending September 30, 2004.

DIRECTOR COMPENSATION

Directors	Per Diem for attendance at board meetings	Per Diem for attendance at directors committee
	US$	US$
Julio Moura	45,000	—
Patrick A. Nielson	22,500	1,000
Michael Stuart-Smith	22,500	—
Ignacio García R.	10,000	800
René Reyes S.	10,000	800
Jorge Carey T.	10,000	—
Juan C. Méndez G.	22,500	1,800
Enrique Seguel M.	12,500	1,000
Ronald Degen	22,500	—
Total	177,500	5,400

We paid our executive officers an aggregate amount of compensation of approximately US$1.6 million and severance payments of US$0.9 million during the nine months ended September 30, 2004. Chilean law does not require us to disclose annual compensation for our executive officers on an individual basis. None of our executive officers received any securities pursuant to a bonus or profit sharing plan.

Indebtedness of Directors and Executive Officers

Article 44 of the Ley sobre Sociedades Anónimas No. 18,046 (the “Law No. 18,046”) provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the board must previously determine that such transaction is consistent with equity conditions similar to those prevailing in the market. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to summon a shareholders meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares. For purposes of this regulation, the law considers the amount of a proposed transaction must be considered material if

•	it exceeds 1% of the company’s equity provided that it also exceeds 2,000 UF, or

•	it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders meeting.

Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. Article 89 of the Law No. 18,046 requires our transactions with related parties be on market terms or on similar terms to those customarily prevailing in the market. We are required under Article 89 to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation.

In addition, before consideration by the board, each Article 44 or Article 89 transaction must be reviewed by the Directors’ Committee and the committee must report to the board its determination as to whether the transaction is being entered into on market terms

OWNERSHIP OF SECURITIES

Except as otherwise noted, the following table sets forth information concerning the beneficial ownership of our shares as of December 31, 2004, for the following each person or entity who is known by us to own beneficially more than 5% of our outstanding shares. None of our officers or directors beneficially owned any of our shares as of October 31, 2004.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within sixty days of the date of this document through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power (or shares that power with his or her spouse) with respect to the shares shown as beneficially owned.

Our only outstanding voting securities are shares of our common stock without nominal (par) value. As of December 31, 2004, there were 3,918,427,856 shares of Terranova issued and outstanding. One record holder resident in the United States held 4,226 shares as of December 31, 2004.

The table below shows as of December 31, 2004, the number and percentage of shares owned by each person known by us to own more than five percent of our outstanding common stock. None of our directors or executive officers owned more than five percent of its common stock as of December 31, 2004. We are required under Chilean regulations to disclose our twelve largest shareholders, and this information is also included in the following table.

	Shares Owned
Shareholder	Total Beneficial Ownership	Percentage of Outstanding Shares
Compañía de Inversiones Suizandina S.A.	1,586,458,695	40.49%
Inversiones Forestales Los Andes S.A..	1,406,489,402	35.89%
AFP Provida S.A. .	249,084,900	6.36%
AFP Habitat S.A. .	157,936,531	4.03%
AFP Summa Bansander	86,050,415	2.20%
AFP Santa Maria S.A.	85,981,350	2.19%
AFP Cuprum S.A.	78,464,642	2.00%
Moneda AFI	39,276,447	1.00%
AFP Planvital S.A.	28,575,217	0.73%
Algina Inversiones S.A.	21,990,639	0.56%
Citicorp Chile .	15,754,146	0.40%
Banchile Corredores De Bolsa	12,466,564	0.32%

Compañía de Inversiones Suizandina S.A. (“Suizandina”) and Inversiones Forestales Los Andes S.A. (“Inversiones Forestales”) are each Chilean corporations. Suizandina owns 99.9% of the outstanding share capital of Los Andes. Together, Suizandina and Los Andes own approximately 76.4% of our outstanding share capital. Suizandina is a wholly owned indirect subsidiary of Tigon Finance Ltd. BVI, (“Tigon”), a corporation organized under the laws of the British Virgin Islands. During the preceding three year period, Suizandina and Los Andes have changed their holdings in Terranova on one occasion. On April 23, 2003, Forestal Terranova’s shareholders approved a capital increase of US$100 million divided into 990,897,167 shares. As a result of the capital increase, all Terranova’s shareholders were entitled to preemptive rights to purchase shares. On June 27, 2003, Suizandina and Los Andes exercised their rights to subscribe for 63,308,873 shares and 56,165,441 shares, respectively, which was less than the total number of shares for which either company was entitled to subscribe. As a result, the interest of Suizandina and Los Andes was reduced from approximately 42.44% and 37.65%, respectively, immediately prior to the capital increase, to 40.49% and 35.89%, respectively, immediately following the capital increase.

100% of the outstanding share capital of Tigon is owned by the Bamont Trust Company Limited, as trustee (the “Trustee”) of the Irrevocable VIVA Trust (the “VIVA Trust”), an irrevocable trust established for the benefit of certain charities and charitable purposes under the laws of the Commonwealth of The Bahamas. The Trustee is a Bahamian company. The Trustee manages the Irrevocable VIVA Trust property as directed by the advisory committee (the “Advisory Committee”) of the VIVA Trust. All of the Tigon shares were contributed to the VIVA Trust by Stephan Schmidheiny (the “Settlor”) on April 3, 2003.

The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee, through the Trustee, controls Tigon. None of the members of the Advisory Committee currently have, nor may any of them have at any future time, an economic interest in the property held in trust by the VIVA Trust.

Pursuant to the terms of the Irrevocable VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector of the VIVA Trust (the “Protector”). The current protector of the VIVA Trust is Roberto Artavia L. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members. The Settlor does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the VIVA Trust. The Settlor may, however, appoint and remove the Protector subject to applicable law.

For information regarding limitations on certain share purchases see “Part Six—Legal Information—Description of Terranova Share Capital.”

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain affiliates and related parties. Financial information concerning these transactions is set forth in Note 6 to our consolidated financial statements. Article 89 of the Law No. 18,046 requires our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. Article 89 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Law No. 18,046 provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the board must, in order to approve the transaction, previously determine that such transaction is made on market terms. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares. For purposes of this regulation, the law deems the amount of a proposed transaction to be material if

•	it exceeds 1% of the company’s paid-in capital and reserves, provided that it also exceeds 2,000 UF or

•	it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 6 to our consolidated financial statements for a more detailed accounting of transactions with related parties.

In the ordinary course of operations, we enter into related party transactions concerning our normal business matters. These agreements address issues such as the purchase and supply of raw materials and finished wood products and inter-company account receivable or account payable transactions. In addition, we and our subsidiaries have entered into a number of administrative service agreements with certain of our affiliated entities.

Accounts receivable from related companies are commercial accounts and loans granted to subsidiaries to carry out their activities. These accounts receivable in some cases accrue interest at the 180-day London Interbank Offering Rate (“LIBOR”) plus a spread ranging from 1.7% to 2.2%. Maturities of these loans are subject to cash availability of our subsidiaries, while commercial accounts have normal collection terms. For more information regarding transactions between us and our related parties, see Note 6 to our consolidated financial statements.

In 1999, we entered into a long-term supply contract with Oxinova C.A., our affiliate in Venezuela, which requires us to purchase all of our resin from Oxinova C.A. Pursuant to the contract, we also have the obligation to purchase an annual minimum amount of resin from Oxinova C.A. Although the contract holds that we are to buy all of our resin from Oxinova C.A., the agreement also allows us to accept other competitive offers to purchase resin from other resin suppliers in the market, pursuant to certain conditions established in the agreement.

In June 2003, we entered into an administrative services agreement with Masisa. Pursuant to this agreement, Masisa provides us with administrative management services in corporate areas of our business, including human resources, information technology, and treasury. Under the same agreement we provide to Masisa legal services and administrative management services for corporate areas including supply chain management and social and environmental responsibility. The services provided to us by Masisa and by us to Masisa with respect to such areas of our operations include guidance regarding, among other things, the staffing and assigning of personnel to operations, the organization of sub-divisions of our main corporate areas, the pricing and contracting of external service contractors and suppliers, and the re-negotiation of existing contracts and business relationships. The parties net out the amounts due to each other, which results in a balance due from us to Masisa as a monthly fee of US$29,709.

In addition, in 2003, we entered into other service agreements with Masisa at the subsidiary level of several of our respective businesses. In Brazil, Terranova Brasil entered into an administrative and forestry services agreement with Masisa’s Brazilian subsidiary Masisa do Brasil Limitada Masisa Brasil. Under this contract, Masisa Brasil provides administrative management for both companies in Brazil. Terranova Brasil pays Masisa Brasil a monthly fee of US$38,477.70 for these services. Likewise, our Mexican subsidiary, Forestal Terranova Mexico and Masisa’s Mexican subsidiary, Masisa Mexico entered into a similar administrative management and financial services agreement with Masisa Servicios, another of Masisa’s Mexican subsidiaries. Pursuant to this agreement, Masisa Servicios manages administrative and financial corporate services for Terranova Mexico and Masisa Mexico. Masisa Servicios charges Terranova Mexico and Masisa Mexico the cost of the administrative services in addition to a five percent commission rate. Masisa Servicios charges Masisa Mexico a monthly fee of approximately US$297,000 and charges Terranova Mexico a monthly fee of approximately US$125,000. In addition, Masisa Mexico leases a small amount of office space from Terranova Mexico in Mexico City, and Terranova Mexico leases from Masisa Mexico office space in Durango.

In 2004, Terranova Forest Products, entered into a contract with Masisa and Masisa Argentina under which Terranova Forest Products sells and distributes MDF mouldings produced by Masisa and Masisa Argentina in the United States. The terms of the contract provide that Terranova Forest Products will purchase MDF mouldings from Masisa and Masisa Argentina according to specific orders Terranova Forest Products receives from its customers. Terranova Forest Products pays the purchase price that its clients pay for the MDF mouldings less a discount of three percent commission and logistical and other transport costs.

For more information regarding transactions between related parties in our group, see Note 6 to our consolidated financial statements.

With effect as of January 1, 2003, we entered into a three-year management contract with Masisa for Masisa’s management of our indirect subsidiary, Fibranova C.A. Fibranova C.A. owns board production installations in Puerto Ordaz, Venezuela. Under this agreement, Masisa has administrative control of Fibranova’s operations, including, with some restrictions, management of all areas of that company, including senior management, finance and administration, marketing, commercial and human resources. Under the contract, we pay Masisa for its services with an amount equal to 8% of Fibranova’s annual operating result. Additionally, during the term of the contract and for a period of up to three years after its expiration Masisa has a preferential and irrevocable option to acquire shares and assets of Fibranova, exercisable in the event we intend to sell any such shares or assets to third parties.

I NFORMATION ABOUT MASISA

Our History and Development

Masisa S.A. is a sociedad anónima abierta organized under the laws of Chile and was created in 1964 in the city of Valdivia, Chile as the legal successor to Fábrica de Maderas Aglomeradas Limitada. Masisa’s name was changed from Maderas y Sintéticos Sociedad Anónima Masisa to Masisa S.A. on May 15, 1998. From 1986 to July 2002, Masisa was controlled by a privately-held Chilean industrial group consisting of Inversiones Pathfinder Chile S.A. (“Pathfinder”) and its subsidiaries (collectively with Pathfinder, the “Pathfinder Group”). From 1986 until 2000, the Pathfinder Group held its shares in Masisa through Pathfinder and its substantially wholly-owned subsidiary, Inversiones Coigüe Dos S.A. (“Coigüe”). In August 2000, Pathfinder and Coigüe transferred all of their Masisa S.A. shares to a wholly-owned subsidiary of Pathfinder, Maspanel. On July 22, 2002, Terranova acquired 43.16% of the common stock of Masisa from Maspanel S.A. and became Masisa’s majority and controlling shareholder. As a result of that acquisition, a previous subscription for, and subsequent open market purchases of, shares of Masisa, as of June 30, 2004 Terranova owned 52.43 % of the common stock of Masisa. Masisa’s legal domicile is Valdivia, Chile, and its principal executive offices are located at Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile. Its telephone number is +56 (2) 707-8800. Masisa’s agent in the United States is CT Corporation System, which is located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Masisa is a leading producer of particle board, MDF and OSB in Latin America, with US$281.8 million in total net consolidated sales in 2003. Masisa’s production facilities are located in Chile, Argentina, Brazil and Mexico, and the principal markets for its products are Chile, Argentina, Brazil, and Mexico. The principal consumers for both particle board and MDF is the furniture manufacturing and construction industries, and the principal consumers for OSB are the construction and packaging industries. Consolidated sales of particle board accounted for approximately 32.7% of Masisa’s total consolidated net sales revenue in 2003, with raw, melamine-laminated and wood-veneered particle board accounting for approximately 10.9%, 20.0%, and 1.8% of Masisa’s net sales revenue, respectively. Consolidated sales of MDF accounted for approximately 48.0% of Masisa’s consolidated net sales revenue in 2003, with raw and coated (melamine-laminated and wood-veneered) MDF accounting for approximately 36.6% and 11.4% of Masisa’s net sales, respectively. Consolidated sales of OSB accounted for approximately 9.8% of Masisa’s consolidated net sales revenue in 2003.

Masisa also sells complementary products, such as board finishes and wood doors. Through its subsidiary Forestal Tornagaleones, Masisa sells timber and other wood products.

Masisa commenced MDF production in Chile in February 1996. Masisa also produces wood doors for residential and commercial applications. Masisa’s products are sold in Chile through independent distributors and company-franchised stores named Placacentros, primarily to furniture manufacturers and to the construction industry.

Masisa’s Argentinean subsidiary, Masisa Argentina S.A., produces raw and melamine-laminated particle board, as well as MDF and thin-MDF, in Argentina. Masisa Argentina commenced production of particle board in June 1994 and currently has two production lines with a total installed capacity of 185,000 cubic meters per year. In September 1995, Masisa Argentina started producing MDF at a plant with a capacity of 150,000 cubic meters per year. In October 2001, Masisa Argentina produced the first board at its newly constructed thin-MDF plant, which became fully operational by mid-2002 and has a total installed capacity of 120,000 cubic meters per year.

Until Celulosa Arauco y Constitución S.A. (“Arauco”) opened its new MDF plant in Argentina in April 2002, in addition to Masisa plant there was only one other producer of MDF in Argentina. This enabled Masisa to rapidly become a major producer in Argentina’s MDF market. As in Chile, Masisa sells its products in Argentina through both independent distributors and Placacentros.

In addition, during 2003, approximately 63% (compared to 72% in 2002) of Masisa Argentina’s particle board and MDF consolidated physical volume of sales (in cubic meters) was to export markets, with approximately 33% (compared to 47% in 2002) of those export sales going to Brazil. The decrease in total export volume and export volume to Brazil in 2003 compared to 2002 was due primarily to the moderate recovery of the local market in Argentina in 2003 following the devaluation and crisis in 2002. The recovery in Argentina, reversed some of the export substitution experienced in 2002 when local Argentinean sales were depressed and Masisa was able to offset local sales losses by taking advantage of the devaluation of the Argentinean peso to increase exports of its products from Argentina.

Masisa’s Brazilian subsidiary, Masisa Brazil, was originally established in 1995 as a subsidiary of Masisa Argentina to conduct commercial and distribution activities in Brazil through its warehouses and distribution centers. During December 2001, Masisa Brazil underwent a corporate reorganization and became a controlled subsidiary of Masisa Inversiones Ltda. (“Masisa Inversiones”), a wholly-owned subsidiary of Masisa. In 1999, Masisa Brazil began construction on an MDF plant with a total installed production capacity of 240,000 cubic meters per year. The plant began its start-up phase in December of 2000, and reached full production during the second half of 2001. During the second half of 2000, Masisa Brazil began construction of an OSB plant. This plant, which has a total installed capacity of 350,000 cubic meters per year, produced its first OSB in November 2001. The OSB plant became fully operational during the fourth quarter of 2002 and Masisa Brazil believes it was the first company to market OSB in Brazil. Additionally, Masisa Brazil significantly increased exports of OSB to the United States due to significant increases in U.S. pricing in the last half of the year.

In August 2001, Masisa established a subsidiary in Mexico, Maderas y Sintéticos de Mexico, S.A. de C.V. (“Masisa Mexico”). On January 8, 2002, through Masisa Mexico, Masisa acquired a particle board plant located in the city of Durango, Mexico, after agreeing with Weyerhaeuser Company Limited to purchase the plant from its subsidiary, MacMillian Guadiana. Masisa acquired the plant for approximately US$15.4 million which was financed with cash on hand and short and long-term bank loans. The Durango plant has two production lines with an aggregate capacity of 120,000 cubic meters per year, and a small melamine-laminating line with a capacity of approximately 21,600 cubic meters per year. Through Masisa Mexico, Masisa provides technical support services and marketing and distribution activities in Mexico.

In October 2002, Masisa entered into a management contract pursuant to which Masisa manages Fibranova C.A., an indirect Venezuelan subsidiary of Terranova. This contract became effective on January 1, 2003. Under the contract, Masisa is paid for its management services an amount equal to 8% of the Fibranova C.A.’s annual operating result. See “Part Four—Information About Terranova—Related Party Transactions.”

Developments with respect to Masisa’s business are discussed above together with the discussion of Terranova’s business. See “Part Four—Information About Terranova.”

Principal Shareholders

Terranova owns approximately 52.43% of Masisa’s stock.

Incorporation of Information by Reference

The foregoing information concerning Masisa does not purport to be complete. For additional information, see the documents listed under Incorporation by Reference in Part Seven which are either included or incorporated by reference in this document.

MASISA SELECTED FINANCIAL INFORMATION

The table below presents selected consolidated financial information derived from Masisa’s consolidated financial statements for the years ended December 31, 1999 through 2003 and the nine months ended September 30, 2003 and 2004. The following information should be read in conjunction with and is qualified in its entirety by reference to Masisa’s consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, including the Notes thereto, and the Operating and Financial Review and Prospects incorporated by reference from Masisa’s Form 20-F for the year ended December 31, 2003. Masisa’s condensed consolidated financial statements for the nine months ended September 30, 2003 (unaudited) and 2004, including the Notes thereto, are included elsewhere in this document. Masisa’s consolidated financial statements are prepared in accordance with Chilean GAAP. Chilean GAAP differs in certain significant respects from U.S. GAAP. Note 23 to the Consolidated Financial Statements for the years ended December 31, 2001, 2002 and 2003 provides a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Masisa, and a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2002 and 2003 and net income for each of the three years in the period ended December 31, 2003.

SELECTED FINANCIAL INFORMATION(1)

	As of and for the year ended December 31,					As of and for the nine months ended September 30,
(in millions of US$, except per share and per ADS amounts)	1999	2000	2001	2002	2003	2003	2004
	US$	US$	US$	US$	US$	US$	US$
INCOME STATEMENT DATA
Chilean GAAP:
Net sales	165.7	194.3	236.3	225.4	281.8	201.5	293.1
Operating income	31.3	45.8	43.2	29.8	25.3	17.1	52.6
Non-operating results, net	(5.5)	(8.2)	(13.7)	(9.6)	(12.7)	(9.2)	(15.0)
Income taxes	(3.4)	(7.8)	0.6	(7.0)	(1.7)	(1.3)	(4.0)
Net income	22.5	29.5	31.4	14.6	9.6	5.5	33.3
Net earnings per share (2)	0.03	0.04	0.03	0.002	0.011	0.01	0.04
Net earnings per ADS (3)	0.80	1.05	1.02	0.47	0.31	0.18	1.08
Dividends per share (2)	0.011	0.014	0.009	0.005	0.004	—	—
Dividends per ADS (3)	0.32	0.41	0.28	0.14	0.12	—	—
U.S. GAAP:
Net sales	165.7	194.3	236.3	225.4	281.8	201.5	293.1
Operating income	30.3	41.5	28.0	31.0	24.1	16.6	48.4
Net income	21.3	25.6	29.6	17.3	11.1	5.0	30.1
Basic and diluted earnings per share	0.03	0.03	0.03	0.02	0.01	0.01	0.03
Net earnings per ADS (3)	0.76	0.92	0.96	0.56	0.36	0.16	1.00
Weighted average number of shares (in thousands)	840,500	840,500	923,141	928,515	928,515	928,515	928,515
BALANCE SHEET DATA
Chilean GAAP
Total assets	582.0	745.4	886.6	793.5	866.8	845.1	858.2
Long-term liabilities	153.6	204.0	307.9	196.5	224.1	170.8	228.8
Shareholders’ equity	399.5	410.1	440.7	435.3	452.2	447.2	483.1
U.S. GAAP
Shareholders’ equity	387.1	397.4	415.3	428.1	436.3	433.0	466.3

(1)	Masisa changed its reporting currency to U.S. dollars beginning January 1, 2003 (see Note 2 to consolidated financial statements). The Chilean GAAP financial information for the periods 1999 to 2002 has been recast in accordance with Chilean GAAP using year-end exchange rates of Ch$ 530.07, Ch$ 573.65, Ch$ 654.79 and Ch$718.61, respectively. The historical U.S. GAAP information for the period 1999 to 2002 has been remeasured in accordance with U.S. GAAP (see Note 23 to Masisa’s consolidated financial statements). Financial information for 1999 through 2000 is not consolidated with Forestal Tornagaleones S.A. Effective January 1, 2001, Masisa accounts for Forestal Tornagaleones S.A. as a consolidated subsidiary in accordance with Chilean GAAP (see Note 2 to the consolidated financial statements).
(2)	Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23(2)(a) to the consolidated financial statements.
(3)	Per ADS amounts are determined by multiplying per share amounts by 30, because one Masisa ADS is equal to 30 shares of Masisa common stock.

OWNERSHIP OF SECURITIES

Ownership of Masisa Shares by Its Management and Significant Shareholders

Masisa S.A.’s only outstanding voting securities are shares of its common stock without nominal (par) value. As of December 31, 2004, there were 928,514,743 shares of common stock issued and outstanding. Additionally, as of December 31, 2004, none of Masisa’s record shareholders reported holding shares for the benefit of shareholders resident in the United States. As of December 31, 2004, 69,416,610 shares of common stock, represented by 2,313,887 ADSs, were held of record by one holder for the benefit of ADS holders.

The table below shows, as of December 31, 2004, the number and percentage of shares owned by each person known by Masisa to own more than five percent of Masisa S.A.’s outstanding common stock. Masisa is required under Chilean regulations to disclose its twelve largest shareholders, and this information is also included in the table. In addition, Isidoro Palma, Cristián Valenzuela and Carlos Marin each beneficially own less than one percent of Masisa’s common stock.

MAJOR SHAREHOLDERS

Shareholder	Number of shares	%
Terranova S.A.	486,861,555	52.43%
The Bank of New York	69,416,610	7.48%
AFP Habitat S.A.	58,757,315	6.33%
AFP Cuprum S.A.	49,413,260	5.32%
AFP Provida S.A.	46,957,931	5.06%
AFP Santa Maria S.A.	29,934,981	3.22%
AFP Summa Bansander S.A.	29,589,334	3.19%
Citicorp Chile	15,887,774	1.71%
Moneda S.A. AFI	12,104,061	1.30%
Citibank NA	10,227,442	1.10%
AFP Planvital S.A.	9,192,200	0.99%
Bolsa de Comercio de Santiago S.A.	7,557,279	0.81%

(1)	Pursuant to the requirements of Chilean law, all common stock represented by American Depositary Shares is owned of record by The Bank of New York, as Depositary. See “Part Six—Legal Information—Exchange Controls of Masisa’s 20-F for 2003, which is incorporated herein by reference.”

As of May 31, 1999, Pathfinder and Coigüe increased their respective ownership to 19.96% and 23.18%, respectively. In December 30, 1999, Coigüe Dos purchased all of the common stock held by Coigüe, which was 25.36% of the common stock. In August 2000, Coigüe Dos and Pathfinder transferred their holdings of common stock to Maspanel S.A. (“Maspanel”), a subsidiary of Pathfinder. On December 13, 2001, Maspanel purchased 13,105,000 shares in the Chilean Stock Market. In January 2002, Maspanel purchased 251,543 shares and 500,000 shares, respectively, in the Chilean Stock Market. As a consequence, Maspanel’s ownership increased to 43.16% of the common stock.

In January 2001, Terranova subscribed 81,084,916 shares of common stock resulting from the capital increase approved during the Extraordinary Shareholder’s Meeting held on November 13, 2000, thus acquiring an 8.8% stake in Masisa. In September 2001, the Japanese company Sumitomo Corporation subscribed 6,926,084 shares of common stock resulting from the same capital increase, acquiring a 0.75% interest in Masisa.

On July 22, 2002, Terranova acquired Maspanel’s 43.16% stake in Masisa thus becoming Masisa’s controlling shareholder with 51.90% of Masisa’s total shares paid and outstanding. As of June 30, 2004, as a result of open market purchases made on the Santiago Stock Exchange on May 27, 2003, Terranova owned 486,861,555 shares (52.43%) of common stock.

At an Extraordinary Shareholders’ Meeting held on October 31, 2003, the merger of Forestal Terranova S.A. and Terranova S.A. was approved, with Forestal Terranova S.A. being incorporated into Terranova S.A. As a result, Forestal Terranova S.A. was dissolved and Terranova S.A. acquired all its assets and liabilities. Included in the assets of Forestal Terranova S.A., there were 486,861,555 Masisa S.A. shares, which as a result of the merger, were automatically transferred to the ownership of Terranova S.A. At the time of the merger, on October 31, 2003, Forestal Terranova S.A. owned 99.9% of the Terranova S.A. shareholder’s equity.

D IVIDENDS

Our estatutos, which effectively serve the purpose of both the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, require that our board of directors propose our dividend policy for approval by our shareholders. Chilean law requires that a minimum of 30% of the prior year’s net income be paid as a dividend. In accordance with that law, our directors proposed, at their December 2, 1994 meeting, that we adopt as our policy an annual dividend equal to 30% of the prior year’s net profit, subject to annual approval by our shareholders and sufficient disposable funds. In addition, our directors proposed that we not pay provisional dividends. Our shareholders have approved dividends in accordance with that policy at each annual shareholders meeting beginning in 1995 through the present.

Because we did not generate sufficient income in 2002 or 2003 for the payment of the minimum annual dividend of 30% of net income we did not pay a dividend with respect to the 2002 or 2003 fiscal year.

DESCRIPTION OF TERRANOVA SHARE CAPITAL

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our estatutos and Chilean law. As explained above, our estatutos effectively serve the purpose of both the articles or certificate of incorporation and the bylaws of a company incorporated in the United States. For convenience, in this document we refer to our estatutos as our “Bylaws”. This description contains all material information concerning the shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which has been filed as an exhibit to the registration statement of which this document forms a part), the Chilean Corporations Law and the Ley de Mercado de Valores No. 18,045, or the Securities Market Law, each referred to below.

General

Organization and Register

Terranova S.A. is a publicly–held stock corporation (sociedad anónima abierta) organized under the laws of Chile. We were incorporated by a public deed dated July 17, 1996, an abstract of which was published in the Diario Oficial de la República de Chile No. 15,109 (Official Gazette of Chile No. 15.109) on August 10, 1996. This publication is recorded on page 19,525 No. 15,190 of the Registro de Comercio de Santiago (Commercial Registry of Santiago) for the year 1996. Our corporate purpose, as stated in our Bylaws, is broadly defined to include the production and sale of wood products, as more fully set forth in the Third Article of our Bylaws. Terranova S.A. has an indefinite corporate duration.

Shareholder Rights

Shareholder rights in Chilean companies are governed generally by a company’s bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation, and the bylaws of a United States company). Additionally, the Chilean Corporations Law governs the operation of Chilean companies and provides for certain shareholder rights.

Shareholder rights can be amended through an agreement adopted in an Extraordinary Shareholders Meeting, which shall subsequently agree upon the corresponding amendment to the bylaws. However, there are certain provisions of Chilean law that cannot be waived by the shareholders.

The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Corporations Law clarifies rules and requirements for establishing publicly-held stock corporations while eliminating government supervision of privately-held companies. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly-held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of publicly-held corporations are required to report to the SVS and the Chilean exchanges:

•	any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and

•	any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

Persons or entities intending to acquire control of a publicly-held corporation are also required to inform the public in advance through a notice published in a Chilean newspaper, which must disclose the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

Chilean law does not contain any provision that discriminates against shareholders or prospective shareholders who own a substantial number of shares. However, a special public offering procedure applies should the controlling shareholder of a company decide to increase its stock in the company, according to which the offer must be made to all shareholders on a pro rata basis in proportion to their respective stock.

Capitalization

Under Chilean law, a corporation increases its capital as soon as the shareholders authorize both the capital increase and the issuance of new stock, provided that the minutes of the corresponding shareholders meeting are put into a public deed, and an abstract of said deed is published in the Official Gazette and registered in the Commercial Registry corresponding to the company’s domicile. In addition, in the case of publicly-held stock corporations, the new shares must be registered in the Securities Registry of the SVS before they may be offered to the public. When a shareholder subscribes for shares, the shares are transferred to such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends, unless otherwise stipulated in the bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all the rights of a shareholder (except the right to receive dividends). Authorized shares which have not been paid for within the period ending three years from the date when the capital increase agreement was made at the shareholders’ meeting, are deemed cancelled under Chilean law and are no longer available for sale by the Chilean corporation. At that time, the capital of the corporation is automatically reduced to the amount effectively paid within such period.

The Bylaws authorize a single series of common stock, without par value.

Director Requirements

Our Bylaws require the board to consist of seven directors. The entire board is elected every three years. There is no requirement that a director be a stockholder of Terranova.

Our Bylaws do not contain any provision regarding a mandatory retirement age for directors, nor does Chilean law contain any provision in this respect.

According to Law No. 18,046, a company can only execute transactions wherein one or more directors have a personal interest or is acting on behalf of a third party if the transaction is previously known to and approved by the Board, which will do so only when the terms of such transaction are similar to those prevailing in the market. Board agreements thereto must be informed in the next shareholders meeting. For this purpose, the law assumes that a director has an interest in any transaction in which he or she intervenes personally or through his or her spouse or relatives up to second degree (brothers or sisters, parents, grandparents, sons or daughters and grandsons or granddaughters); or through the companies or partnerships in which the director owns more than 10% of their capital; or through the companies or partnerships wherein any of the aforementioned persons is a director, or directly or indirectly own more than 10% of its capital; or if the director acts as attorney–in–fact of the company’s counterpart; or if the director or his or her related parties act as counsel in connection with the transaction.

If the transaction wherein the director has an interest involves a relevant amount (more than 1% of the company’s equity) and the Board considers that it is not possible to determine if it is an arm’s–length transaction, the Board may approve or reject the execution of the transaction, with the abstention of the interested director, or appoint two independent evaluators. The evaluators’ report shall be made available to the shareholders. If shareholders representing at least 5% of the company’s voting stock consider that the transaction is not in the company’s best interest, or if the evaluators’ report differ considerably, they may request that the Board call for an Extraordinary Shareholders Meeting in order to approve or reject the execution of such transaction, in the former case by at least 2/3 of the company’s voting stock. The related party that intends to carry out the operation with the company must provide to the Board all relevant information pertaining to such operation.

Any of our borrowings by a director is treated under Chilean law as a related party transaction and is subject to the rules set forth above.

Pursuant to the Chilean Corporations Law, if the bylaws of a company establish compensation for directors, such compensation must be agreed to in a Shareholders Meeting. Our Bylaws establish that the directors will be compensated in an amount determined by the Annual Shareholders Meeting, notwithstanding the right of the Board to agree to compensate a director for the performance of any other duty different from his or her duty as a director.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. The Chilean Corporations Law generally requires Chilean companies to offer to shareholders the right to purchase a sufficient number of shares or convertible securities to maintain their existing ownership percentage in the company whenever it issues new shares or convertible securities.

Dividend and Liquidation Rights

In accordance with Chilean law, Terranova must distribute mandatory cash dividends of 30% of its net income calculated in accordance with Chilean GAAP unless otherwise decided by a unanimous vote of the holders of the Shares. See “—Dividends.”

At our option, the portion of any dividend which exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in our shares or in shares of corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Those dividends not collected by the shareholders entitled thereto within 5 years as of payment date, must be donated by us to the Chilean Firemen Corps.

In the event of a liquidation of our company, the holders of fully paid shares of common stock would participate in the assets available after payment of all creditors in proportion to the number of shares held by them.

Shareholders’ Meetings and Voting Rights

We hold our annual meeting of the shareholders (an “Annual Shareholders’ Meeting”) during the first fourth months of each year. Extraordinary meetings (an “Extraordinary Shareholders Meeting”) may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the Annual Shareholders’ Meeting or an Extraordinary Meeting is given by means of a notice in a newspaper published in Terranova’s corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner. Notice must also be mailed to each shareholder and given to the SVS 15 days in advance of the meeting.

The quorum for a shareholders’ meeting is established by the presence, in person or by power of attorney, of shareholders representing at least the absolute majority of our issued voting shares; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders meeting is called for the purpose of

•	considering a change of our organization, merger or division,

•	an amendment to the term of duration or early dissolution,

•	a change in our corporate domicile,

•	a decrease of our corporate capital,

•	approval of capital contributions in assets other than cash and their assessments,

•	modification of the authority reserved to shareholders meetings or limitations on the Board of Directors,

•	reduction in the number of members of our Board of Directors,

•	the sale, transfer or disposition of 50% or more of assets, either including or excluding its corresponding liability, or the formulation or modification of any business plan which contemplates the sale, transfer or disposition of our assets in such amount,

•	the form of distributing corporate benefits,

•	a guaranty by us of liabilities of any third–party other than a subsidiary, in an amount exceeding 50% of our total assets,

•	our purchase of our issued stock in accordance with articles 27A and 27B of Law No. 18,046,

•	the amendment of any formal defects in our bylaws which may nullify our incorporation, or

•	other matters as may be set forth in our bylaws, the vote required at such meeting is a two–thirds majority of the issued common stock.

Chilean law does not require a publicly-held Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders meeting listing the matters to be addressed must be mailed to shareholders and the SVS not fewer than 15 days prior to the date of a meeting. In cases of an Annual Shareholders’ Meeting, an annual report of our activities, which includes our audited financial statements, must also be mailed to shareholders.

The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include within the materials dispatched by the board of directors to shareholders, the comments and proposals of such shareholders in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of a publicly–held company convenes a meeting of shareholders and solicits proxies for the meeting, information supporting its decisions or other similar materials, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

Only shareholders registered as such with Terranova at least five business days prior to the date of a shareholders meeting are entitled to attend and vote their shares. A shareholder may appoint by power of attorney another individual (who need not be a shareholder) as his attorney-in-fact to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders meeting shall have one vote for every share subscribed.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Law provides that upon the adoption at an Extraordinary Shareholders Meeting of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions.

“Dissenting” shareholders are defined as those which vote against a resolution which results in the withdrawal right, or if absent at such a meeting, those who state in writing to the company their opposition to the respective resolution. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within 30 days of the resolution (except in the case of pension fund shareholders as discussed below).

The price paid to a dissenting shareholder of a publicly–held company for such shares is the weighted average of the closing sales prices for the shares as reported on the stock exchanges for the two-month period preceding the event giving rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of Terranova into a different type of legal entity;

•	the merger of Terranova with or into another company;

•	the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to our subsidiaries;

•	the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

•	the amendment of our bylaws to correct any formal defect in our incorporation, or any amendment of our bylaws that grants a shareholder a right to withdraw; and

•	the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation;

•	any other causes as may be established by Chilean law and our bylaws (our bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation, such as Terranova, have the right to withdraw if a person acquires 2/3 or more of the outstanding voting stock of the company (except in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term) and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their rights to withdraw.

DESCRIPTION OF TERRANOVA AMERICAN DEPOSITARY RECEIPTS

The following is a general description of the depositary arrangement, including a summary of certain provisions of the Deposit Agreement dated as of March [    ], 2005 pursuant to which the ADRs will be issued (the “Deposit Agreement”), certain tax consequences to holders and a summary of certain applicable provisions of Chilean law. The Deposit Agreement is among us, The Bank of New York, as depositary (the “Depositary”), and the holders from time to time of ADRs. This is a summary of the material provisions of the Deposit Agreement, but is qualified in its entirety by reference to the Deposit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary in New York, which is presently located at 101 Barclay Street, New York, New York and at the office of the custodian, currently Banco Santander-Chile, or any successor or successors thereto (the “Custodian”) in Chile, which is presently located in Santiago, Chile.

American Depositary Receipts

ADRs evidencing American Depositary Shares are issuable by the Depositary pursuant to the Deposit Agreement. An ADR may evidence any number of ADSs. Each ADS will initially represent an ownership interest in 50 Terranova shares which we will deposit with the Custodian, as agent of the depositary, under the Deposit Agreement.

Share Dividends and Other Distributions—How Will You Receive Dividends and Other Distributions on the Shares Underlying Your ADSs?

The Depositary is required, to the extent that in its judgment it can convert Chilean pesos on a reasonable basis into U.S. dollars, and subject to Chilean law, to convert all cash dividends and other cash distributions that it receives in respect of the deposited shares of Terranova common stock into U.S. dollars and to distribute the amount thus received (net of any conversion expenses of the Depositary) to the holders of ADRs in proportion to the number of ADSs representing such shares held by each of them. See “—Exchange Controls.” The amount distributed also will be reduced by any amounts required to be withheld by us, the Depositary or the Custodian on account of taxes or other governmental charges. See “Part Three—The Merger—Material United States Tax Consequences; —Material Chilean Tax Consequences.” If the Depositary determines that in its judgment any currency received by it cannot be so converted on a reasonable basis and transferred, the Depositary may distribute, or in its discretion hold, such foreign currency, without liability for interest thereon, for the respective account of the ADR holders entitled to receive the same.

If a distribution upon the deposited shares of Terranova common stock by us consists of a dividend in, or a free distribution of, shares of Terranova common stock, upon receipt by or on behalf of the Depositary of such additional shares of Terranova common stock from us, the Depositary may or shall, if we so request, distribute to the holders of ADRs, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of shares of Terranova common stock so received as such dividend or distribution, in either case after deduction or payment of the fees and expenses of the Depositary. If such additional ADRs are not so issued, each ADS shall thereafter also represent the additional shares of Terranova common stock distributed with respect to the shares of Terranova common stock represented thereby. In lieu of issuing ADRs for fractions of ADSs, in any such case, the Depositary will sell the amount of shares of Terranova common stock represented by the aggregate of such fractions and distribute the net proceeds in dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement.

If we offer or cause to be offered to the holders of shares of Terranova common stock any rights to subscribe for additional shares of Terranova common stock or any rights of any other nature, the Depositary, after consultation with us, shall have discretion as to the procedure to be followed in making such rights available to holders of ADRs or in disposing of such rights and distributing the net proceeds thereof as in the case of a distribution received in cash. If at the time of the offering of any such rights the Depositary determines that it is lawful and feasible to do so, the Depositary may, after consultation with us, distribute such rights available to holders by means of warrants or otherwise. To the extent the Depositary determines, in its discretion, that it is not lawful or feasible to make the rights available, it may sell such rights, warrants or other instruments, if a market is available therefor, at public or private sale, at such place or places and upon such terms as the Depositary may deem proper and allocate the net proceeds of such sales, net of the fees and expenses of the Depositary, for the accounts of the holders of ADRs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders of ADRs because of exchange restrictions or the date of delivery of any ADRs or otherwise. If, by the terms of the rights offering or by reason of applicable law, the Depositary may neither make such rights available to the holders nor dispose of such rights and distribute the net proceeds thereof, the Depositary shall allow the rights to lapse.

The Depositary will not offer such rights to the holders of ADRs unless both the rights and the securities to which the rights relate are either exempt from registration under the Securities Act or are registered under the Securities Act. If a holder of ADRs requests a distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect the distribution unless it has received an opinion of our United States counsel satisfactory to the Depositary upon which the Depositary may rely that the distribution is exempt from registration under the provisions of the Securities Act. However, we will have no obligation to file a registration statement under the Securities Act to make available to holders of ADRs any right to subscribe for or to purchase any securities. If an exemption from registration is not available and a registration statement is not filed, holders of ADRs will not be permitted to purchase such securities or otherwise exercise such rights and the depositary will use reasonable efforts to dispose of such rights for the account of such holders of ADRs as described in the preceding paragraph. Such a disposal of rights may reduce the proportionate equity interest in use of the holders of ADRs.

If the Depositary determines that any distribution of property (other than cash, Terranova common stock or rights to subscribe therefor) cannot be made proportionately among holders of the ADRs entitled thereto, that any distribution in property is subject to any tax or governmental charge that the Depositary or we are obligated to withhold, or that the such shares must be registered under the Securities Act in order to be distributed to any holders of ADRs, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems equitable and practicable, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of any taxes to the ADR holders entitled thereto.

Deposit, Withdrawal and Cancellation

How Does the Depositary Issue ADSs?

The Depositary has agreed that, upon deposit with the Custodian of the requisite number of shares of Terranova common stock and receipt of evidence satisfactory to it that the conditions to deposit described below have been met, and subject to the terms of the Deposit Agreement, the Depositary will execute and deliver at its Corporate Trust Office to, or upon the order of, the person or persons specified by the Depositary upon payment of the fees, governmental charges and taxes provided in the Deposit Agreement, an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit.

How Do ADR Holders Cancel ADSs and Obtain Deposited Securities?

Upon surrender of ADRs at the Corporate Trust Office of the Depositary and payment of the taxes and governmental charges, if any, provided for in the Deposit Agreement and subject to the terms thereof, ADR holders are entitled to delivery of the deposited shares of Terranova common stock, any other property or documents of title at the time represented by the surrendered ADRs and a certificate of the Custodian stating that the deposited shares of Terranova common stock are being delivered to such ADR holder in exchange for the surrendered ADRs. In the event the Depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares of Terranova common stock in exchange for surrendered ADRs (See “Part Three—The Merger—Material United States Tax Consequences; —Material Chilean Tax Consequences”),

the Depositary may require, as a condition to such exchange, that the withdrawing investor provide satisfactory security to the Depositary in an amount sufficient to cover the estimated amount of such tax. The Depositary may also require, as a condition to such exchange, certification from the withdrawing investor or from an institution authorized for such purpose by the Central Bank that such investor’s residence and domicile are outside of Chile.

The Depositary is not authorized, in its capacity as Depositary, to deliver shares of Terranova common stock except upon the receipt and cancellation of ADRs. Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may, however, execute and deliver ADRs prior to the receipt of shares of Terranova common stock (a “Pre-Release”) and may receive ADRs in lieu of shares of Terranova common stock. Each Pre-Release shall be

•	preceded or accompanied by a written representation and agreement from the person to whom ADRs are to be delivered that such person, or its customer,

•	owns the shares of Terranova common stock or ADRs to be remitted, as the case may be,

•	assigns all beneficial right, title and interest in such shares of Terranova common stock to the Depositary for the benefit of the owners of the ADRs, and

•	agrees in effect to hold such shares of Terranova common stock for the account of the Depositary until delivery of the same upon the Depositary’s request,

•	at all times fully collateralized (such collateral marked to market daily) with cash or U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security,

•	terminable by the Depositary on not more than five (5) business days’ notice, and

•	subject to such further indemnities and credit regulations as the Depositary reasonably deems appropriate.

The Depositary will also set limits with respect to the number of Pre-Released ADRs involved in transactions to be done thereunder with any one person on a case by case basis as it deems appropriate. The collateral referred to above shall be held by the Depositary for the benefit of the holders of ADSs as security for the performance of the obligations to deliver shares of Terranova common stock set forth in the clause above (and shall not, for the avoidance of doubt, constitute Deposited Securities under the Deposit Agreement). The Depositary will limit the number of ADRs involved in such Pre-Release transactions so that the number of ADSs represented thereby will not, at any one time, exceed thirty percent (30%) of the total number of ADSs then outstanding; however, the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

The Depositary shall not be required to accept for deposit any shares of Terranova common stock unless it receives evidence satisfactory to the Depositary that any approval, if required, has been granted by any governmental body in Chile that is then performing the function of the regulation of currency exchange.

If the person proposing to deposit shares of Terranova common stock is not domiciled or resident in Chile, the Custodian shall not accept those shares of Terranova common stock unless it receives from or on behalf of that person sufficient evidence that the shares of Terranova common stock were purchased in full compliance with the foreign exchange regulations applicable to investments in Chile (either Chapter XIV of the Compendium of Foreign Exchange Regulation of the Central Bank or Decree Law 600 of 1974, as amended, and related agreements with the Foreign Investment Committee) and, if applicable, an instrument whereby that person assigns and transfers to the Depositary any rights it may have under Chilean regulations relating to currency exchange. Pursuant to Chapter XIV of the Compendium of Foreign Exchange Regulations of the Central Bank, the Custodian and/or the Depositary must give notice to the Central Bank that the shares of Terranova common stock have been deposited in exchange of ADRs.

If required by the Depositary, shares of Terranova common stock presented for deposit at any time, whether or not our transfer books or the transfer books of the Foreign Registrar, if applicable, are closed, must also be accompanied by an agreement or assignment, of other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian of any dividend, or right to subscribe for additional shares of Terranova common stock or to receive other property which any person in whose name the shares of Terranova common stock are or have been recorded may thereafter receive upon or in respect of such deposited shares of Terranova common stock, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.

At the request, risk and expense of any person proposing to deposit shares of Terranova common stock, and for the account of such person, the Depositary may receive certificates for shares of Terranova common stock to be deposited, together with the other instruments herein specified, for the purpose of forwarding such share certificates to the Custodian for deposit hereunder.

Upon each delivery to a Custodian of a certificate or certificates for shares of Terranova common stock to be deposited hereunder, together with the other documents above specified, such Custodian must, as soon as transfer and recordation can be accomplished, present such certificate or certificates to us or the Foreign Registrar, if applicable, for transfer and recordation of the shares of Terranova common stock being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

Voting Rights—How Do You Vote?

As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holder of shares of Terranova common stock, as defined in the Deposit Agreement, the Depositary has agreed to mail to holders of ADRs registered on the books of the Depositary, a notice in English containing

•	such information as is contained in such notice,

•	a statement that each holder of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Chilean law and our by-laws to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Terranova common stock represented by the ADSs evidenced by such holders’ ADRs, and

•	a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by us.

Upon the written request of a holder of ADRs on such record date, received on or before the date established by the Depositary for such purpose, the Depositary has agreed to endeavor insofar as practicable to vote or cause to be voted the shares of Terranova common stock represented by the ADSs evidenced by such holder of ADRs in accordance with any instruction set forth in such request. If no instructions are received by the Depositary from a holder of ADRs with respect to any of the shares of Terranova common stock represented by the ADSs evidenced by such holder’s ADRs on or before the date established by the Depositary for such purpose, the shares of Terranova common stock represented by the ADSs will be voted in the manner directed by a person designated by us.

There are no legal or practical impediments to an ADS holder’s ability to vote that are not faced by holders of our common shares.

Record Dates

Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to shares of Terranova common stock or whenever the Depositary shall receive notice of any meeting of holders of shares of Terranova common stock or shareholders generally, the Depositary will fix a record date that will, to the extent practicable, be either:

•	the same date as the record date fixed by us with respect to the Terranova common stock, or

•	if different from such record date fixed by us, be fixed after consultation with us,

for the determination of the holders of ADRs who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement. Subject to the Deposit Agreement, only such holders of ADRs at the close of business on such record date shall be entitled to receive or be affected by any such dividend, distribution, proceeds, exchange or other matter or to give such voting instructions.

In the event that the record date determined by the Depositary (the “ADR Record Date”) and that established by us (the “Common Stock Record Date”) are not the same, ADR holders on the Common Stock Record Date who dispose of their ADRs prior to the ADR Record Date will not receive dividends paid in respect of the shares of Terranova common stock represented by such ADR holder’s ADRs on the Common Stock Record Date. Persons who purchase ADRs after the Common Stock Record Date and continue to own such ADRs on the ADR Record Date may be subject to taxation on a different basis than if such ADR holder had owned such ADRs on or prior to the Common Stock Record Date.

Reports and Other Communications—Will You be Able to View our Reports?

The Depositary will maintain at its transfer office in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration of transfers and surrender of ADRs, in accordance with the provisions of the Deposit Agreement, which at reasonable times will be open for our inspection and inspection by the holders of ADRs, provided that such inspection shall not be for the purpose of communication with holders of ADRs in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADRs.

We will transmit to the Depositary copies (translated into English) of any communications generally distributed to holders of Terranova common stock. The Depositary will make available for inspection by ADR holders at the Corporate Trust Office of the Depositary any reports and communications, including any material soliciting voting instructions, received from us that are both

•	received by the Depositary or the Custodian or the nominee of either as a holder of shares of Terranova common stock and

•	made generally available to the holders of shares of Terranova common stock by us.

The Depositary will also send to ADR holders copies of such reports when furnished by us as provided in the Deposit Agreement.

On or before the first date on which we give notice, by publication or otherwise, of any meeting of the holders of shares of Terranova common stock or shareholders generally, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or offering of any rights, we shall transmit to the Depositary and the Custodian a written English-language version of the notice thereof in the form given or to be given to holders of shares of Terranova common stock. The Depositary will, at our expense, arrange for the mailing of such notices to all ADR holders.

Fees and Expenses—What Fees and Expenses Will You be Responsible for Paying?

The Depositary will charge any party that receives ADRs against deposit of shares of Terranova common stock and any party surrendering any ADR for delivery of deposited shares of Terranova common stock or other deposited securities, property and cash evidenced by such ADRs, up to U.S. $5.00 for each 100 ADSs (or portion thereof) so issued or surrendered. However, no issuance or cancellation charge will be imposed for any exchange of ADRs required in connection with any split-up or combination of any ADRs. Except as otherwise agreed by us and the Depositary we will pay certain other charges of the Depositary and all charges of any registrar under the Deposit Agreement, except for taxes and other governmental charges (which are payable by holders of ADRs and persons depositing shares of Terranova common stock), any applicable share transfer or registration fees on deposit or withdrawal of shares of Terranova common stock (which are also payable by such holders of ADRs and persons), any applicable fees in connection with the execution, delivery, transfer or surrender of, or distributions on, ADRs (which are also payable by such holders of ADRs and persons), such cable, telex, facsimile transmission and delivery charges and such expenses as are expressly provided in the Deposit Agreement to be at the expense of such holders of ADRs and persons and expenses that are paid or incurred by the Depositary in connection with the conversion into U.S. dollars, pursuant to the Deposit Agreement, of any other currency received by the Depositary in respect of the shares of Terranova common stock held on deposit (which are reimbursable to the Depositary out of such U.S. dollars). In addition, the depositary will charge holders:

•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares of Terranova common stock) but which securities are instead distributed by the Depositary to holders of ADRs and

•	any other charges payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents in connection with the servicing of shares of Terranova common stock or other deposited securities.

Such charges will be assessed against holders of ADRs as of the date or dates set by the Depositary and will be collected at the sole discretion of the Depositary by billing such holders of ADRs for such charge or by deducting such charge from one or more cash dividends or other cash distributions.

Payment of Taxes

If any tax or governmental charge becomes payable with respect to any ADR or any shares of Terranova common stock represented by any ADR, including without limiting the generality of the foregoing any Chilean tax on a gain realized, or deemed to be realized, upon the withdrawal or sale of shares of Terranova common stock, such tax or other governmental charge will be payable by the holder of the ADR to the Depositary, who must pay the amount thereof to the Depositary upon demand. The Depositary may (and at our request will) refuse to effect any transfer of such ADR or any withdrawal of the shares of Terranova common stock represented by ADSs evidenced by such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the holder of the ADR thereof any part or all of the shares of Terranova common stock represented by the ADSs evidenced by such ADR, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the holder of such ADR shall remain liable for any deficiency. In the event the Depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADRs (see “Part Three—The Merger—Material United States Tax Consequences; —Material Chilean Tax Consequences”), the Depositary may require, as a condition to such exchange, that the withdrawing investor provide satisfactory security to the Depositary in an amount sufficient to cover the estimated amount of such tax.

Amendment and Termination

How May the Deposit Agreement be Amended?

The form of the ADRs and the Deposit Agreement may at any time be amended by written agreement between us and the Depositary. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex, or facsimile transmission costs, delivery costs or other such expense) or that otherwise prejudices any substantial existing right of ADR owners, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the record holders of outstanding ADRs. Every holder of ADRs at the time such amendment so becomes effective, if such holder has been given such notice, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement or the ADR as amended thereby. In no event may any amendment impair the right of any ADR holder to surrender its ADR and receive therefor the shares of Terranova common stock represented thereby, except in order to comply with mandatory provisions of applicable law.

How May the Deposit Agreement be Terminated?

Whenever we direct, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the holders of ADRs at least 60 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement at any time 90 days after the Depositary shall have delivered to us its written resignation provided that a successor depositary shall not have been appointed and accepted its appointment before the end of such 90-day period. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue the collection of dividends and other distributions pertaining to the shares of Terranova common stock, the sale of property and rights as provided in the Deposit Agreement and the delivery of shares of Terranova common stock, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs. At any time after the expiration of one year from the date of termination, the Depositary may sell the shares of Terranova common stock and hold the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not theretofore been surrendered.

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to ADR Holders

Neither we nor the Depositary assume any obligation nor will we be subject to any liability under the Deposit Agreement to holders of ADRs, except that we agree to perform our obligations specifically set forth in the Deposit Agreement without negligence or bad faith. Neither we nor the Depositary will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs, which in our opinion may involve us in expense or liability, unless indemnity satisfactory to us against all expense and liability is furnished as often as may be required, and the Custodian will not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. The Depositary will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is without negligence and in good faith.

Disclosure of Interest in ADSs

Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the Exchange Act relating to the disclosure of interests in the shares of Terranova common stock. Any holder of ADRs who is or becomes directly or indirectly interested in five percent (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares of Terranova common stock must within ten days after becoming so interested and thereafter upon certain changes in such interests notify us as required by such rules and regulations. In addition, holders of ADRs as a matter of Chilean law are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of Law 18,045 of Chile, which provision may apply when a holder beneficially owns ten percent or more of the Terranova common stock or has the intention of taking control of Terranova. See “—Description of Terranova Share Capital.”

Requirements for Depositary Actions

As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any shares of Terranova common stock, we, the Depositary or the Custodian may require from the holder or the presenter of the ADR or the depositor of the shares

•	payment of a sum sufficient to pay or reimburse the Depositary, the Custodian or us for any tax or other governmental charge and any stock transfer or registration fee or any charge of the Depositary upon delivery of the ADR or upon surrender of the ADR, as set forth in the Deposit Agreement, and

•	the production of proof satisfactory to the Depositary or Custodian of the identity or genuineness of any signature and proof of citizenship, residence, exchange-control approval, legal or beneficial ownership, compliance with all applicable laws and regulations, compliance with all other applicable provisions governing the shares of Terranova common stock and the terms of the Deposit Agreement or other information as the Depositary may deem necessary or proper or as we may require by written request to the Depositary or the Custodian.

The delivery, registration, registration of transfer, split-up or combination of ADRs, or the deposit or withdrawal of shares of other property represented by ADRs, in particular instances or generally, may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or us at any time or from time to time.

The Depositary will act as ADR registrar or appoint a registrar or one or more co-registrars for registration of the ADRs evidencing ADSs in accordance with any requirements of the New York Stock Exchange or of any other stock exchange on which the ADSs may be listed or quoted.

The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADRs or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

Books of Depositary

The transfer of the ADRs is registrable on the books of the Depositary, provided, however, that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties.

Valuation of Underlying Shares for Chilean Law Purposes

For all purposes of valuation under Chilean law, the Deposit Agreement provides that the acquisition value of the shares of Terranova common stock delivered to any holder upon surrender of ADRs shall be the highest reported sales price of the Terranova common stock on the Santiago Stock Exchange for the day on which the transfer of the Terranova common stock is recorded under the name of such holder on our books. In the event that no such sales price is reported by the Santiago Stock Exchange or another organized securities market during that day, the value shall be deemed to be the highest sale price on the day during which the last trade took place. However, if more than 30 days have lapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean Consumer Price Index for the corresponding term.

The Depositary

The Bank of New York, a New York banking corporation.

MATERIAL CONTRACTS

Masonite International Corporation exclusively distributes our solid wood doors in the United States pursuant to an agreement entered into between our predecessor, Forestal Terranova and Premdor Inc. (“Premdor”), dated December 1, 2000 (the “Masonite Agreement”). The Masonite Agreement has an initial term of five years. Under the Masonite Agreement, we and Premdor have agreed to work together to develop new markets, new products, share technologies and eliminate redundant costs in connection with the distribution of the products covered by the agreement. These products include forest products we manufacture, which can be used by Premdor in its door and entry system business and may also include other millwork products purchased by Premdor’s customer base, such as mouldings. The prices of the products covered by the Masonite Agreement are subject to agreements between us and Premdor and are reviewed from time to time. Currently, the prices of the products are covered by a side letter to the Masonite Agreement, dated January 12, 2001 (the “Masonite Side Letter”). Under the Masonite Side Letter, Premdor will purchase 100% of our production of pine stile and rail panel and french doors, except for the number of such doors that we need for our South American customers and 100% of our pine finger joint split jambs and casing. The Masonite Side Letter sets prices for pine stile and rail panel doors and french doors, according to size, within a range of US$39.25 to US$56.60 per door and states that this pricing plan will be renegotiated in the event that Premdor’s selling price to its customers for the doors changes. In addition, the Masonite Side Letter sets the initial prices of pine finger joint split jambs at US$4.95 per pair and of seven foot casing at US$0.76 per piece.

On January 12, 1989, our subsidiary in Venezuela, Corporación Forestal Imataca, C.A. (“Imataca”), entered into a lease agreement with the Republic of Venezuela (the “Venezuela Lease”), for the lease of a lot of 42,632.90 hectares in the Maturín District of Monagas State, Venezuela. We pay the Republic of Venezuela 213,164.50 Bolivares per year as rent for these leased lands. The Republic of Venezuela may adjust the rent every five years. The Venezuela Lease has a term of 50 years and may be extended for an additional 50 years. Under the terms of the lease, we have the right to use, plant and harvest the land.

EXCHANGE CONTROLS

The Central Bank of Chile, among other things, is responsible for monetary policies and for exchange controls in Chile. As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile (“Chapter XXVI”) was eliminated and new investments in ADR’s by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile (“Chapter XIV”). According to the new regulations, such investments must be carried out through Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”) and reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended (“Decree-Law 600”), and obtain the benefits of the contract executed under Decree-Law 600.

Notwithstanding these new foreign exchange regulations of the Central Bank and the elimination of Chapter XXVI, the ADSs representing shares of common stock of Masisa are the subject of and regulated by a contract dated June 16, 1993 (the “Foreign Investment Contract”) among the Depositary, Masisa and the Central Bank, pursuant to Article 47 of the Central Bank Act and the regulations of Chapter XXVI, which was incorporated in the Foreign Investment Contract and addresses the issuance of ADSs by Chilean corporations. Under the Foreign Investment Contract, investors are granted access to the Formal Exchange Market for the purpose of converting amounts from pesos to dollars and repatriating from Chile amounts received with respect to deposited shares of common stock or shares of common stock withdrawn from deposit or the surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and rights arising therefrom). After completion of the merger of Masisa with and into Terranova, with Terranova continuing after the merger as the surviving company, holders of Masisa ADS will have the right to receive

Terranova ADS and the provisions of the Chapter XXVI and the Foreign Investment Contract will no longer be applicable to the former holders of Masisa ADS. Thereafter, all holders of Terranova ADS will be subject to the new regulations of the Chapter XIV.

Under Chapter XIV, foreign currency payments or remittances to parties abroad (outside of Chile) or made with funds held abroad, that correspond to the capital, interest, inflation adjustments, profits and other benefits in connection to the Terranova ADS shall be reported to the Central Bank of Chile and shall take place through the Formal Exchange Market.

SUPERVISION AND REGULATION OF TERRANOVA

Forestry Regulation

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended (the “Forests Law”) and Decree-Law No. 701 of 1974, as amended (the “Decree-Law 701”). The Forests Law and Decree-Law 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land which is designated as preferably suited for forests, or which has natural or planted forest, are subject to management plans that require the approval of the Corporación Nacional Forestal (the “CONAF”). In addition, the Forests Law and Decree-Law 701 impose certain standards for the prevention of forest fires as well as fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree-Law 701.

Decree-Law No. 701 granted a subsidy to persons who plant forests on lands specifically designated as preferably suited for such purpose pursuant to a forest management plan approved by CONAF. The subsidy, which was equal to 75% of certain costs associated with reforestation and management of the reforestation project, was paid in a lump sum to the owner of the project and is considered non-taxable until harvesting on such lands commences. The benefits of Decree-Law No. 701 expired on December 31, 1995. Nevertheless, we believe that the potential profits to be earned from its forests will support the resulting higher cost structure. Accordingly, we do not believe that non-availability of these benefits after that date had a material adverse effect on our ability to conduct our forestry business.

The Chilean Congress is currently considering a bill which provides for the recuperation of native tree forests and forest development, which we refer to as the “Recuperation Bill”. The Recuperation Bill would provide a subsidy equal to 75% of certain costs associated with the creation and management of forests composed of native trees and would prohibit the harvesting of native trees in certain areas. However, the Chilean Government has announced its intention to withdraw the Recuperation Bill, with the stated intent of re-submitting it to the Chilean Congress. Given that even if the bill is not withdrawn it is subject to change, its possible effect on our business cannot be estimated, although we do not permit clear cutting of native forest or any cutting in areas surrounding rivers and streams, areas of notable environmental interest or areas with particularly fragile soil conditions. See “Part Four—Information About Terranova—Information About Terranova—Environmental Concerns.”

Argentina

The management and exploitation of forests in Argentina is regulated by National Law 13,273, National Law 25,080, National Decree 710, Provincial Law No. 854 and other regulations promulgated thereunder, (the “Argentina Regulatory Framework”). The Argentina Regulatory Framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The Argentina Regulatory Framework regulates the replanting of land after harvesting. We believe that we are in material compliance with the Argentina Regulatory Framework.

National Law 25,080 provides, among other benefits, for subsidies to individuals and companies for the recovery of a portion of their costs in planning and managing forest land. These subsidies are not material to us, however, as they are only available with respect to maximum of 500 hectares per year.

Venezuela

In Venezuela, we are not subject to any specific regulation with respect to our forestry operations. We are subject to laws and regulations of general application in Venezuela, many of which include provisions relating to forestry companies.

THE CHILEAN STOCK MARKET

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately US$7.54 billion as of December 31, 2003 and an average monthly trading volume of approximately US$628.7 million for 2003. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 47 shareholders. As of December 31, 2003, 239 share series were listed on the Santiago Stock Exchange. The Santiago Stock Exchange accounts for approximately 76.52% of all amounts traded in Chile.

Equity, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollars futures and Selective Share Price Index (“IPSA”) futures. In 1994, the Santiago Stock Exchange initiated an option market. Regarding securities, they are traded primarily through an electronic system of trade, called Telepregón, which operates from 9:30 a.m. to 4:30 p.m. The Electronic Stock Exchange of Chile operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.

The three main share price indices for the Santiago Stock Exchange are the General Share Price Index (the “IGPA”), the IPSA and the Inter-10. The IGPA is calculated using the prices of 159 issues and is broken into five main sectors (although there are 15 sectors in total): banks and finance, farming and forest products, mining, industrials and miscellaneous. The IPSA is a major company index, currently including the Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly l0 most active Chilean ADRs. Masisa’s stock is included in both the IGPA and the IPSA. Terranova’s stock is included in the IGPA and IPSA. In addition, there are two main share price indices for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 42 shares most representative of the Chilean economy and are integrated by four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADRs.

Approximately 22.9% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 0.58% of equity is traded on the Valparaíso Stock Exchange.

COMPARISON OF RIGHTS OF HOLDERS OF TERRANOVA’S COMMON STOCK AND HOLDERS OF MASISA’S COMMON STOCK

The following summary highlights material differences between the current rights of holder of Terranova’s common stock and holders of Masisa’s common stock. Because both companies are incorporated under the laws of Chile, the differences in the rights of a Terranova stockholder and the rights of a Masisa stockholder arise only from differences in the estatutos of Terranova and Masisa. The summary below is not a complete discussion of the estatutos of Terranova and Masisa and the Chilean Corporations Law. Terranova stockholders should read carefully the relevant provisions of the Chilean Corporations Law, Terranova’s estatutos and Masisa’s estatutos. Copies of each company’s estatutos are attached as exhibits to the registration statement of which this information statement and prospectus is a part.

TERRANOVA	MASISA

CAPITAL STOCK

Common Stock

Terranova’s estatutos authorize a share capital of US$602,117,437.24 consisting of 4,019,837,304 shares of common stock without par value. No stockholder may own shares that in total represent 90% of the share capital of the Terranova.	Masisa’s estatutos authorize a share capital of US$237,021,598.83 consisting of 928,514,743 shares of common stock, without par value.

Voting Rights

Resolutions and decisions of the shareholders must be adopted at an ordinary or extraordinary meeting of the shareholders by the vote of a majority of the shares of Terranova entitled to vote.

Approval by shareholder vote at an extraordinary meeting of the shareholders is required for the sale of fixed assets representing more than 10% of the share capital of Terranova.

Resolutions and decisions of the shareholders must be adopted at an ordinary or extraordinary meeting of the shareholders by the vote of a majority of the shares of Masisa entitled to vote.

Arbitration of Shareholder Disputes

Disputes between shareholders of Terranova or between shareholders of Terranova and Terranova or its administrators, arising during the term of the company or its liquidation, are subject to binding arbitration and may not be appealed. The arbitration shall be conducted by one sole arbitrator, which shall be nominated by all parties to the dispute.	Disputes between shareholders of Masisa or between shareholders of Terranova and Terranova or its administrators, arising during the term of the company or its liquidation, are subject to binding arbitration and may not be appealed. The arbitration shall be conducted by two arbitrators, each nominated jointly by each party involved in the dispute. If the arbitrators cannot reach an agreement or resolution to the dispute, the two arbitrators may appoint a third arbitrator. If the two arbitrators cannot agree on a third arbitrator, the Señor juez de Letras en lo Civil de Mayor Cuantía de turno de Valdivia (a Chilean civil court judge), upon the petition of either disputing party, will designate the third arbitrator.

VALIDITY OF TERRANOVA SHARES

The validity of the issuance of our shares and certain matters in connection with the Chilean income tax consequences of the offer and merger have been passed upon by Carey y Cia, our Chilean counsel. Certain matters in connection with the United States federal income tax consequences of the offer and merger have been passed upon for us by Jones Day, our United States counsel.

EXPERTS

The consolidated financial statements of Terranova as of September 30, 2004, December 31, 2003 and 2002 and for the nine months ended September 30, 2004 and for the two years ended December 31, 2003 included in this document have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Masisa as of December 31, 2002 and 2003 and September 30, 2004 and for the nine months ended September 30, 2004 and for the three years ended December 31, 2003 incorporated in this document by reference to Masisa’s Annual Report on Form 20-F for the year ended December 31, 2003, have been so incorporated in reliance on the reports of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

A DDITIONAL INFORMATION FOR SHAREHOLDERS

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers are resident outside of the United States. In addition, a substantial portion of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the U.S. federal securities laws.

It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. court against us or our directors and executive officers or other persons named in the registration statement, of which this information statement and prospectus is a part, based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequator” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately serviced on the defendant and that enforcement would not violate Chilean public policy.

In general, the enforceability in Chile of final judgments of U.S. courts does not require retrial in Chile. If an action is started before Chilean courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Chilean courts may enter and enforce judgments in foreign countries.

WHERE YOU CAN FIND MORE INFORMATION

Masisa annual, quarterly, special reports and other information with the SEC, except that as a foreign issuer, it is not subject to the proxy rules or short-swing profit disclosure rules of the Exchange Act. Following the merger, we will be required to file annual and special reports, including annual reports on Form 20-F (which we will first file in 2005 with respect to fiscal year 2004), and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20594. You can obtain copies of such material by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20594, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public from commercial document retrieval services. The SEC maintains an internet site of http://www.sec.gov which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can also inspect such reports and other information with respect to Masisa at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which the Masisa ADSs are listed.

There is currently no established public trading market for our securities in the United States, and we are not subject to the informational requirements of the Exchange Act. The principal market in which our securities are traded is the Santiago Stock Exchange. Our securities are also traded on Santiago’s Electronic Stock Exchange and the Valparaíso Stock Exchange.

This document is a part of the registration statement we filed with the SEC under the Securities Act, and it does not contain all of the information set forth in the Registration Statement on Form F-4 or its exhibits. The SEC permits us to “incorporate by reference” certain information in this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed part of this document, except for any information superseded by information contained directly in this document.

INCORPORATION BY REFERENCE

This document incorporates by reference the filings set forth below that have been previously made with the SEC. These filings contain important information about Masisa and its financial condition.

The following documents, which have been previously filed by Masisa with the SEC, are incorporated by reference in this document:

Annual Report on Form 20F	For the fiscal year ended December 31, 2003 (filed on June 30, 2004)

Current Reports on Form 6-K	Filed on February 18, April 2, April 29, June 3, August 25, August 27, November 26, 2004 and March [ ], 2005

All other reports filed by Masisa pursuant to Section 13(a) or 15(d) of the Exchange Act prior to March [    ], 2005.

All documents filed by Masisa pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act after the date of this document and prior to the date of the Masisa meeting shall be deemed to be incorporated by reference in this document and to be a part of this document from the date of filing of such documents.

If you are a Masisa or Terranova shareholder, you may have been sent some of the documents incorporated by reference, but you can obtain any of them from us, Masisa, or the SEC. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference in this document. Shareholders may obtain documents incorporated by reference into this document by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Masisa S.A. Av. Apoquindo 3650, Piso 10 Las Condes, Santiago Chile Telephone: +56 (2) 707-8800 email: info@masisa.com	Terranova S.A. Av. Apoquindo 3650, Piso 10 Las Condes, Santiago Chile Telephone: +56 (2) 350-6000 email: info@terranova.com

You should rely only on the information contained or incorporated by reference into this document to vote on the merger. No one has been authorized to provide you with information that is different from what is contained or incorporated by reference in this document. This document is dated March [    ], 2005.

Following the listing of Terranova ADSs, We will furnish to the depositary referred to under the heading “Part Six—Legal Information—Description of Terranova American Depositary Receipts” copies of our annual reports in English, which will include a review of its operations and annual audited consolidate financial statements presented in conformity with Chilean GAAP, together with a reconciliation of net income and shareholders’ equity to U.S. GAAP, which will be examined and reported upon, with an opinion expressed, by an independent public or certified public accountant. We will also furnish the depositary with consolidated unaudited semi-annual condensed balance sheets and statement of income in English, presented in conformity with Chilean GAAP, as well as English language versions of all notices of shareholders’ meetings and other reports and communications that are made generally available to its shareholders. The depositary will, at our request and to the extent permitted by law, make such notes, reports and communications available to record holders of ADRs and will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a shareholders’ meeting received by the depositary. See “Part Six—Legal Information—Description of Terranova American Depositary Receipts—Reports and Other Communications—Will You be Able to View our Reports?”

EXCHANGE RATES

Before 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. With the enactment of the Central Bank Act, enacted in 1989, the rules that govern the purchase and sale of foreign currencies were liberalized. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currencies specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this document must be transacted at the spot market rate in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate, or dólar acuerdo. The reference exchange rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, the Euro and the Japanese yen. The daily observed exchange rate for a given date is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

Until September 1999, authorized transactions by banks were generally transacted within a certain hand above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market.

On September 2, 1999, the Central Bank resolved to eliminate the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. For this measure, the monetary authority considered the international financial scenario, the domestic inflation rate, the level of the external accounts, and the market development of hedge exchange financial instruments. At the same time, the Central Bank announced that an intervention in the exchange market would take place only in special and qualified cases.

Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market, which is a recognized currency market in Chile. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2003, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate, as would be used for accounting purposes, of Ch$593.80 per US$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rates for U.S. dollars, as would be used for accounting purposes, for each year beginning in 1999, as reported by the Central Bank, expressed in peso per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(1)	High(1)	Average(2)	Period End
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005 (through March 14)	560.30	589.68	579.48	588.72

	High	Low
2004
May	644.42	622.25
June	649.45	634.25
July	644.37	622.32
August	643.81	625.10
September	626.76	606.46
October	615.85	596.60
November 609	609.19	587.16
December 597.27	597.27	557.40

2005

January	586.18	560.30
February	583.84	563.22
March (through the 14th)	589.68	573.55

Source: The Central Bank of Chile.

(1)	Rates shown are the actual low and high, on a day-to-day basis, for each period.
(2)	Average of month end rates.

The observed exchange rate, as would be used for accounting purposes, on September 30, 2004 was Ch$608.90 = US$1.00.

I NDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Terranova S.A. and Subsidiaries
Report of Independent Accountants	F-2
Consolidated Balance Sheets as of September 30, 2004 and 2003 (unaudited) and December 31, 2003 and 2002	F-3
Consolidated Statements of Income for the nine months ended September 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002	F-5
Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002	F-6
Notes to the Consolidated Financial Statements	F-8
Schedule II of Terranova S.A. — Valuation and Qualifying Accounts	S-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

    Terranova S.A.

We have audited the accompanying consolidated balance sheets of Terranova S.A. (formerly Forestal Terranova S.A.) and its subsidiaries (the “Company”) as of September 30, 2004 and as of December 31, 2003 and 2002 and the related consolidated statements of income and of cash flows for the nine-month period ended September 30, 2004 and for each of the two years in the period ended December 31, 2003, all expressed in thousands of United States dollars. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Terranova S.A. (formerly Forestal Terranova S.A.) and its subsidiaries as of September 30, 2004 and as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the nine-month period ended September 30, 2004 and for each of the two years in the period ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences as of September 30, 2004 and as of December 31, 2003 and for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003 is presented in Note 23 to the consolidated financial statements.

Santiago, Chile

November 15, 2004

TERRANOVA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
CURRENT ASSETS
Cash	19,130	25,822	19,609	6,491
Time deposits	14,426	5,403	3,584	4,895
Marketable securities (Note 4)	936	119	302	348
Accounts receivable (net) (Note 5)	143,492	102,718	114,671	82,318
Notes and accounts receivable from related companies (Note 6)	7,828	7,131	6,951	67,134
Inventories (Note 7)	182,386	167,483	179,350	139,954
Recoverable taxes (Note 8)	39,294	30,655	42,008	12,245
Prepaid expenses	7,230	4,842	6,651	2,025
Deferred taxes (Note 8)	379	—	—	938
Other current assets (Note 9)	20,675	47,274	60,211	7,597

Total current assets	435,776	391,447	433,337	323,945

PROPERTY, PLANT AND EQUIPMENT (Note 10)
Land and forests	641,857	630,983	610,013	606,925
Buildings and other infrastructure	218,850	214,746	216,322	188,617
Machinery and equipment	799,395	808,515	798,483	601,905
Other	80,741	68,751	75,696	64,206
Technical reappraisal of property, plant and equipment	7,390	7,390	7,390	7,390
Less: Accumulated depreciation	(320,519)	(278,866)	(287,802)	(237,715)

Total property, plant and equipment	1,427,714	1,451,519	1,420,102	1,231,328

OTHER ASSETS
Investments in unconsolidated affiliates (Note 11)	3,001	1,266	2,007	1,625
Investment in other companies	170	108	108	245
Goodwill (net) (Note 12)	2,239	2,886	2,832	3,502
Negative goodwill (net) (Note 12)	(45,790)	(49,240)	(48,284)	(43,457)
Long-term receivables	4,366	2,894	2,559	2,319
Notes and accounts receivable from related companies (Note 6)	597	3,297	3,297	58,319
Deferred taxes (Note 8)	—	—	—	722
Other assets (Note 13)	33,138	34,028	38,493	52,224

Total other assets	(2,279)	(4,761)	1,012	75,499

Total assets	1,861,211	1,838,205	1,854,451	1,630,772

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements

TERRANOVA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank borrowings (Note 14)	81,439	103,871	102,099	98,270
Current portion of long-term bank borrowings (Note 15)	57,948	122,497	104,993	46,792
Current portion of bonds and promissory notes (Note 16)	14,038	12,752	10,064	25,729
Current portion of other long-term borrowings (Note 17)	274	438	396	47,700
Dividends payable	232	218	270	213
Accounts payable and sundry creditors	58,326	50,259	51,182	37,607
Notes and accounts payable to related companies (Note 6)	5,986	1,708	2,213	5,037
Accrued liabilities (Note 17)	13,783	17,717	19,741	11,364
Withholdings	8,384	9,594	6,559	2,880
Deferred taxes (Note 8)	—	2,814	2,187	—
Other current liabilities	1,562	853	717	1,247

Total current liabilities	241,972	322,721	300,421	276,839

LONG-TERM LIABILITIES
Long-term bank borrowings (Note 15)	210,249	259,465	200,742	280,602
Bonds and promissory notes (Note 16)	288,564	194,191	299,711	45,000
Deferred taxes (Note 8)	13,939	1,664	8,834	—
Other long-term borrowings	1,814	4,266	671	48,083
Other long-term liabilities	15,759	7,394	8,436	4,125

Total long-term liabilities	530,325	466,980	518,394	377,810

MINORITY INTEREST	319,867	307,140	304,989	319,557

COMMITMENTS AND CONTINGENCIES (Note 21)	—	—	—	—

SHAREHOLDERS’ EQUITY (Note 18)
Paid-in capital	602,117	585,289	602,117	494,731
Other reserves	125,729	134,207	113,551	122,713
Retained earnings:
Accumulated gains	14,979	39,122	39,122	39,627
Net (loss) income for the year	26,222	(13,121)	(20,010)	21,009
Development stage accumulated deficit	—	(4,133)	(4,133)	(21,514)

Total shareholders’ equity	769,047	741,364	730,647	656,566

Total liabilities and shareholders’ equity	1,861,211	1,838,205	1,854,451	1,630,772

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements

TERRANOVA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the nine months ended September 30,		For the years ended December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
OPERATING RESULTS
Net sales	476,456	350,549	480,121	294,964
Cost of sales	(336,532)	(272,301)	(374,187)	(214,905)

Gross margin	139,924	78,248	105,934	80,059
Selling and administrative expenses	(65,665)	(58,526)	(84,335)	(51,375)

Operating income	74,259	19,722	21,599	28,684

NON-OPERATING RESULTS
Financial income	1,562	2,695	3,864	6,912
Share of income (loss) from unconsolidated affiliates (Note 11)	994	428	755	(421)
Other non-operating income (Note 19)	4,737	2,545	5,907	10,073
Amortization of goodwill (Note 12)	(594)	(744)	(949)	(863)
Amortization of negative goodwill (Note 12)	2,494	2,249	2,990	1,267
Financial expenses	(28,732)	(28,440)	(39,951)	(23,203)
Other non-operating expenses (Note 20)	(10,004)	(4,260)	(7,314)	(3,449)
Price-level restatements	151	198	(214)	(5,297)
Foreign exchange (losses) gains	565	(5,930)	(12,538)	8,899

Non-operating results	(28,827)	(31,259)	(47,450)	(6,082)

Income (loss) before minority interest and income tax (expense) benefit	45,432	(11,537)	(25,851)	22,602
Minority interest	(14,128)	4,356	5,236	(3,314)
Income tax (expense) benefit	(5,082)	(5,940)	605	1,721

Net income (loss)	26,222	(13,121)	(20,010)	21,009

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements

TERRANOVA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,		For the years ended December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	528,432	387,597	530,294	317,294
Financial revenues received	2,298	3,680	1,810	13,472
Dividend and others payments received	—	—	—	821
Other income received	16,448	27,507	34,218	19,506
Payments to suppliers and employees	(440,726)	(356,987)	(485,991)	(272,419)
Interest paid	(17,783)	(23,469)	(36,326)	(28,017)
Income taxes paid	(5,572)	(11,517)	(13,872)	(2,246)
Other expenses paid	(1,578)	(4,317)	(4,061)	(483)
VAT and other taxes paid	(10,456)	(12,364)	(16,294)	(17,440)

Net cash provided by operating activities	71,063	10,130	9,778	30,488

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common shares	—	90,558	90,558	14,142
Borrowings from banks and other	81,664	130,580	160,879	163,141
Proceeds from issuance of bonds	—	142,716	228,423	—
Loans from related companies	—	—	5,856	1,119
Dividends paid	(1,809)	(2,100)	—	(1,815)
Payment of borrowings	(138,818)	(189,030)	(301,460)	(143,793)
Payment of bonds	(9,000)	(25,000)	(25,000)	—
Payment of loans from related companies	(10)	(49)	(1,577)	—
Payment of bond issue costs	—	—	(4,714)	—
Other financing activities	28,502	2,567	(83)	1,516

Net cash provided by financing activities	(39,471)	150,242	152,882	34,310

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	2,873	74	143	112
Proceeds from sale of unconsolidated affiliates	—	—	—	23,083
Collection of loans to related companies	—	—	—	3,383
Purchase of property, plant and equipment	(33,376)	(32,838)	(42,909)	(41,603)
Acquisition of subsidiary, net cash acquired	—	(93,850)	(93,850)	(47,267)
Other loans to related companies	(81)	(290)	(3,818)	—
Other investing activities	236	222	(829)	(1,869)

Net cash flow used in investing activities	(30,348)	(126,682)	(141,263)	(64,161)

Net cash flows from operating, financing and investing activities	1,244	33,690	21,397	637
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(334)	(1)	1,484	2,148

NET INCREASE IN CASH AND CASH EQUIVALENTS	910	33,689	22,881	2,785
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	34,613	11,734	11,734	8,949

CASH AND CASH EQUIVALENTS AT END OF PERIOD	35,523	45,423	34,615	11,734

TERRANOVA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	For the nine months ended September 30,		For the years ended December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
RECONCILIATION OF NET (LOSS) INCOME TO CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income (loss)	26,222	(13,121)	(20,010)	21,009

Gains on sales of assets:	(2,281)	(130)	(105)	(72)

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	35,761	31,846	43,843	25,423
Amortization of intangibles	610	1,036	738	3
Write-offs and provisions	6,484	734	5,276	2,702
Share of (loss) income from unconsolidated affiliates	(994)	(428)	(754)	421
Amortization of goodwill	594	744	949	863
Amortization of negative goodwill	(2,494)	(2,249)	(2,990)	(1,267)
Price-level restatements	(151)	(198)	214	5,297
Foreign exchange losses (gains)	(565)	5,930	12,538	(8,899)
Other charges to income not representing cash flows	1,973	1,134	919	814

Changes in assets and liabilities
Trade accounts receivable	(29,821)	(12,797)	(26,936)	(5,550)
Inventories	(2,701)	(6,896)	(26,850)	(17,067)
Other assets	787	(3,083)	2,226	3,115
Accounts payable	9,391	8,052	16,751	9,934
Interest payable	5,764	81	1,813	(2,586)
Income taxes payable	(5,416)	(5,788)	1,080	(2,090)
Value added and other taxes payable	13,772	9,619	6,312	(4,876)
Minority interest	14,128	(4,356)	(5,236)	3,314

Net cash provided by operating activities	71,063	10,130	9,778	30,488

The accompanying Notes 1 to 23 are an integral part of these consolidated financial statements

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY

Terranova S.A. (formerly, Forestal Terranova S.A.) (“Terranova” and together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose common stock is listed on the Santiago Stock Exchange. Accordingly, the Company is subject to the regulations of the Superintendency of Securities and Insurance in Chile (“SVS”).

The Company is a forestry and wood products industry conglomerate with forestry plantations in Chile, Brazil, Argentina and Venezuela and commercial and industrial operations in Chile, Brazil, Argentina, the United States, Mexico, Venezuela and Colombia. Through its subsidiary Masisa S.A. (“Masisa”), Terranova is a leader in the production and distribution of wood boards in Latin America.

On September 30, 2003 at the Extraordinary Shareholders’ Meeting, the Shareholders’ agreed to change the name of Terranova Internacional S.A. to Terranova and approved the split of Terranova into two companies, Terranova with a stated capital of ThUS$ 16,828 and Inversiones Internacionales Terranova S.A. with a stated capital of ThUS$ 86,589.

In October, 2003, Forestal Terranova S.A. acquired a 39.99% interest in Terranova for ThUS$ 21 from its controlling shareholder.

At the Extraordinary Shareholder’s Meeting held on October 31, 2003, the Shareholders’ approved the merger of Forestal Terranova S.A. with its subsidiary Terranova for which it owns 99.99% and has previously been consolidated in the results of Forestal Terranova S.A. As a result of the merger, Terranova became the legal successor of Forestal Terranova S.A. with a stated equity amounting to ThCh$ 602,117. For financial statement purposes, the merger was accounted for retroactively by combining the financial statements of Forestal Terranova S.A. and Terranova at book values on July 1, 2003.

As a result of such merger, the subsidiaries Andinos S.A. and Sociedad Forestal Millalemu S.A. became 100% owned by Terranova and were legally dissolved and absorbed by Terranova.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the accounting regulations of the SVS.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: valuation of long-lived assets, valuation of accounts receivable, valuation of inventory, assumptions used in the valuation and accounting for timber resources, accounting for income taxes and accounting for potential litigation claims and contingencies.

The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

b) Currency

Foreign Currency Translation of “Stable” Currencies

In the case of Terranova and those subsidiaries authorized to maintain their accounting records in US dollars as well as those foreign subsidiaries considered as an extension of the parent Company’s operation, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property plant and equipment and certain other assets and liabilities. Inventory, property, plant and equipment and certain other assets and liabilities are remeasured at either; (1) the historical exchange rates if the corresponding asset or liability originated subsequent to the date on which an authorization to maintain the accounting records in US dollars was received; or (2) at exchange rate in effect on the date the approval to maintain the Company’s accounting records in US dollars was received for those assets or liabilities originated prior to such approval date. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions. Gains or losses from foreign currency remeasurement as described above are included in Consolidated net (loss) income.

For those subsidiaries that maintain their accounting records in currencies others than the US dollar and are “not extensions” of the parent Company’s operations (Forestal Tornagaleones S.A. and its subsidiary FTG Overseas Ltd.), all assets, liabilities, revenues and expenses are translated into US dollars using the exchange rates prevailing on the final day of the period presented. The translation adjustment derived from the effect of the variation of the exchange rate between the beginning and the closing of the year over beginning of the year Shareholders’ equity is reported as a Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

Foreign Currency Translation of “Not Stable” Currencies

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants for all periods presented, the financial statements of subsidiaries located in countries that are subject to significant risks, restrictions or fluctuations due to inflationary or exchange effects (so called “not stable” countries) must be remeasured in US dollars. Accordingly, the financial statements of the subsidiaries located in Argentina, Brazil, Venezuela, Colombia and Ecuador are remeasured in US dollars as follows:

1. Monetary assets and liabilities were translated at year-end rates of exchange between the US dollar and the local currency.

2. All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the US dollar and the local currency.

3. Income and expense accounts were translated at average rates of exchange between the US dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

4. Any exchange differences which arise were included in the results of operations for the period.

The difference between the investment’s equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year, plus the proportional share of the investment’s net income for the year, was recorded in the account, Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, exchange differences (netted from Chilean inflation) arising from debt obligations that qualify as foreign currency hedges of the foreign investments mentioned above were also recorded in the account “Cumulative Translation Adjustment”.

c) Consolidation

The consolidated financial statements include the accounts of Terranova and the following subsidiaries which it controls:

	Ownership
				December
	September 30, 2004			2003	2002
Company	Direct	Indirect	Total	Total	Total
	%	%	%	%	%
Inversiones Internacionales Terranova S.A.	60.0000	—	60.0000	60.0000	60.0000
Masisa S.A. (1)	52.4340	—	52.4340	52.4340	51.8900
Terranova Forest Product Inc.	25.1240	44.9280	70.0520	70.0520	70.0520
Terranova Panamá S.A.	—	60.0000	60.0000	60.0000	60.0000
Terranova de Venezuela S.A. y Filial	—	60.0000	60.0000	60.0000	60.0000
Terranova Costa Rica S.A.	—	60.0000	60.0000	60.0000	60.0000
Forestal Terranova Mexico S.A. de C.V.	—	59.9900	59.9900	59.9900	51.0000
Cor. Forestal Guayamure C.A.	—	51.0000	51.0000	51.0000	59.9900
Terranova Brasil Ltda.	—	59.4000	59.4000	59.4000	59.4000
Terranova Colombia S.A.	—	59.9000	59.9000	59.9000	59.9000
Terranova Guatemala S.A.	—	60.0000	60.0000	60.0000	60.0000
Cor. Forestal Imataca C.A. y filiales	—	60.0000	60.0000	60.0000	60.0000
Andinos C.A.	—	60.0000	60.0000	60.0000	60.0000
Terranova Argentina S.A (3).	—	—	—	—	59.9900
Terranova Honduras S.A. (4)	—	—	—	—	59.9900
Inversiones Coronel Ltda.	—	52.4340	52.4340	52.4340	59.9900
Masisa Inversiones Ltda.	—	52.4340	52.4340	52.4340	51.8960
Masisa Partes y Piezas Ltda.	—	52.4340	52.4340	52.4340	51.8960
Forestal Tornagaleones S.A.	—	31.6960	31.6960	31.6960	51.8960
Masisa Concepción Ltda.	—	52.4340	52.4340	52.4340	31.3710
Masisa Overseas Ltd.	—	52.4340	52.4340	52.4340	51.8960
Maderas y Sintéticos del Perú S.A.C.	—	52.3820	52.3820	52.3820	51.8960
Maderas y Sintéticos Mexico S.A. de C.V.	—	52.4340	52.4340	52.4340	51.8450
Maderas y Sintéticos Servicios S.A. de C.V.	—	52.4340	52.4340	52.4340	51.8960
Masisa do Brasil Ltda.	—	52.4340	52.4340	52.4340	51.8960
Forestal Argentina S.A (5).	—	15.8800	15.8800	15.8800	15.7170
Forestal Tornagaleones Overseas Ltd. (3)	—	—	—	31.6960	31.3710
Masisa Argentina S.A.	—	52.4340	52.4340	52.4340	51.8960
Masisa Ecuador S.A.	—	52.4340	52.4340	52.4340	51.8960
Fibranova C.A. (2)	—	60.0000	60.0000	60.0000	—

All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements, and the participation of the minority investors has been recognized, presented as minority interest.

(1)

On July 22, 2002, Terranova acquired 400,776,639 shares of Masisa S.A. (“Masisa”), representing 43.16% of Masisa’s equity. As a result of this acquisition, the Company’s interest in Masisa totalled 481,861,555

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares, representing 51.89% of Masisa’s equity. Therefore, commencing July 22, 2002, the financial statements of Masisa are consolidated with Terranova’s.

On June 27, 2003, Terranova acquired 5,000,000 shares of Masisa, equivalent to 0.544% of Masisa’s equity. The purchase price for the shares amounted to ThUS$ 1,256 and was accounted for consistent with the policy described in Note 2 m).

(2)	Beginning on April 1, 2003, the subsidiary Fibranova S.A. completed its pre-operating stage and began its production phase. Consequently, from that date Fibranova S.A. is consolidated in the financial statements.
(3)	Subsidiary dissolved in December 2003
(4)	Subsidiary dissolved in October 2002
(5)	Controlled subsidiaries of Masisa which are consolidated by Terranova due to Terranova’s controlling 52.434% interest in Masisa.

d) Price-level restatements

Certain of Terranova’s subsidiaries have not received approval to maintain their accounting records in US dollars. Forestal Tornagaleones S.A. and Forestal Tornagalones Overseas Ltd. continue to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean generally accepted accounting principles (“GAAP”). For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by Technical Bulletin No. 64. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 1.9% and 1.2% for the nine-month period ended August 31, 2004 and 2003 and 1.0% and 3.1% for the years ended November 30, 2003 and 2002, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

e) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in currencies other than the US dollar have been translated into the US dollar at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies into one US dollar as of September 30, 2004 and 2003 and December 31, 2003 and 2002, were as follows:

	At September 30,		At December 31,
	2004	2003	2003	2002
Brazilian reais	2.8586	2.9234	2.862	3.542
Bolivian bolivars	1,920.0000	1,600.0000	1,596.000	1,392.000
Salvadorian colon	437.7600	408.2300	409.070	390.100
Argentine Peso	2.9810	2.9150	2.940	3.390
Chilean Peso	608.9000	660.9700	593.800	718.610
Colombian Peso	2,629.9200	2,883.0000	2,773.200	2,925.700
Mexican Peso	11.4288	10.0400	11.225	10.479
Guatemalan quetzal	7.7009	8.0800	7.812	8.006
Unidad de Fomento (1)	28.2325	25.6381	28.494	28.198

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	An inflation-indexed-Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

f) Marketable securities

Marketable securities consist of investments in money market funds and are stated at market value based on year-end quoted values.

g) Allowance for doubtful accounts

The Company has recorded an allowance for doubtful accounts for possible non-collection of accounts receivable, which is shown as a deduction from accounts receivable.

h) Inventories

Inventories are valued at the lower of production or acquisition cost, including indirect manufacturing costs, or market value. Inventory costs are determined using the average cost method. The valuation of inventories are periodically assessed and, if necessary, a write-down of the value for estimated excess and obsolete inventory is recorded based on estimates about future demand and actual usage.

As of each period end, forests and plantation inventories in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets in conjunction with the revaluation of timber resources described in Note 2 i), below.

i) Property, plant and equipment

Property, plant and equipment, except timber resources, are stated at cost, which includes capitalized interest.

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedlings, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. These capitalized costs are accumulated by specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences. Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested. These capitalized costs are included in the historical cost of the timber. At each period-end, the timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models, and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are sold to third parties. The depletion rate calculations do not include an estimate for future costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the above accounting treatment, the Company records timber resources at appraisal value prior to cutting with the offsetting adjustment recorded as Forestry Reserves in Shareholders’ equity. When the timber is cut and sold, the component of Cost of Sales associated with the appraisal value is offset against Forestry Reserves in Shareholders’ equity.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Direct and indirect interest costs incurred in connection with the development of forests are also capitalized.

Other fixed assets include spare parts inventories with turnover of less than one-year. Those items with significant value and with an ongoing benefit are depreciated in the same period of time as the asset with which they are associated, while those items with frequent use are charged to cost of production when used.

Assets purchased under financing leases are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the bargain purchase option, if any, at the interest rate implicit, or explicit, in the contract. These assets are not legally considered property of the Company until the purchase option is exercised and are presented under Other assets.

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R/3 system) and interest costs incurred during development are capitalized. Payroll related costs were not material and have been expensed. Training costs and data conversion costs are expensed as incurred.

Assets to be disposed of at year-end have been recorded under Other assets at fair value based on an independent appraisal.

j) Depreciation

Depreciation is calculated using the straight-line method based on the estimated useful life of each asset, which were as follows:

Years
Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

Depreciation for the nine-month periods ended September 30, 2004 and 2003 and December 31, 2003 and 2002 amounted to ThUS$ 35,761, ThUS$ 31,846 (unaudited), ThUS$ 43,843 and ThUS$ 25,423, respectively.

Certain machinery, moving equipment and other similar items are depreciated according to a maximum number of productive hours.

k) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

l) Investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating results in the Consolidated Statements of Income.

m) Goodwill and negative goodwill

Under Chilean GAAP, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value of the acquired company exceeds the purchase price of companies acquired.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

n) Bonds and promissory notes

Bonds and promissory notes are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Prepaid expenses and Other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were ThUS$ 4,691 as of September 30, 2004 and ThUS$ 543 and ThUS$ 238 was amortized to expense in the nine-month period ended September 30, 2004 and in the year ended December 31, 2003, respectively.

o) Income tax and deferred taxes

The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

p) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Accrued liabilities in the Consolidated Balance Sheets.

q) Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured. Revenues which the Company has billed and collected in advance are deferred until the related products are shipped and the criteria above have been met.

r) Derivative contracts

The Company enters into hedging contracts including interest rate swap agreements and forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative financial instruments are recognized on the Consolidated Balance Sheets at their fair value. Derivative instruments are accounted for as follows:

Hedges of forecasted transactions:

The derivative instrument is stated at its fair value on the Consolidated Balance Sheets and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income in the Consolidated Statements of Income.

Firm commitments hedging contracts (Hedges of “existing items”):

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Non-operating income in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in Other current liabilities in the Consolidated Balance Sheets.

The impact of the Company’s hedging activities included in Financial expenses for the nine-month periods ended September 30, 2004 and 2003 totaled ThUS$ 1,913 and ThUS$ 2,664 (unaudited), respectively. Unrealized losses included in Other current assets and Other assets as of September 30, 2004 and 2003 totaled ThUS$ 2,123 and ThUS$ 5,561 (unaudited), respectively.

The impact of the Company’s hedging activities included in Financial expenses for the years ended December 31, 2003 and 2002 totaled ThUS$ 3,482 and ThUS$ 1,198, respectively. Unrealized losses included in Other current assets and Other assets as of December 31, 2003 and 2002 totaled ThUS$ 4,873 and ThUS$ 396, respectively.

s) Securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each period-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the period-end. The value of these investments do not exceed their respective market values at September 30, 2004 and 2003 and at December 31, 2002 and 2003.

t) Research and development expenses

Research and development expenses are charged to income in the period in which they occur. The Company has not incurred significant research and development expenses during the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

u) Development stage accumulated deficit

Investments in majority-owned subsidiaries considered to be in the development stage are recorded in accordance with the equity method of accounting on the Consolidated Balance Sheet; however, the Company’s share of the investee’s results of operations during the development stage are recorded as a reserve which forms part of shareholders’ equity.

v) Cash equivalents

The Company considers all short-term, highly-liquid investment securities purchased with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows.

The balances of cash and cash equivalents were as follows:

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Cash	19,130	25,822	19,609	6,491
Time deposits and money market fund	15,362	5,522	3,886	5,243
Securities purchased under resale agreements (Note 9)	1,031	14,079	11,120	—

Total	35,523	45,423	34,615	11,734

NOTE 3 – ACCOUNTING CHANGES

Until March 31, 2003, the financial statements of the subsidiary Fibranova C.A. were not consolidated because the subsidiary was considered to be in the development stage. On April 1, 2003, Fibranova C.A. ended its developmental stage and commenced its production activities. As such, on that date, the Company began to consolidate this subsidiary.

NOTE 4 – MARKETABLE SECURITIES

Marketable securities are summarized as follows:

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Money market funds	936	119	302	348

Total marketable securities	936	119	302	348

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5 – ACCOUNTS RECEIVABLE (NET)

Accounts receivable (net) includes the following:

	Accounts receivable aging		September 30, 2004
	1-90 days	91-360 days
	ThUS$	ThUS$	ThUS$
Trade accounts receivable	109,588	7,594	117,182
Notes receivable	7,886	1,451	9,337
Other accounts receivable	16,111	6,876	22,987
Less: Allowances for doubtful accounts			(6,014)

Total			143,492

	Accounts receivable aging		September 30, 2003
	1-90 days	91-360 days
	(unaudited)	(unaudited)	(unaudited)
	ThUS$	ThUS$	ThUS$
Trades accounts receivable	77,217	5,938	83,155
Notes receivable	6,242	1,834	8,076
Other accounts receivable	13,192	2,301	15,493
Less: Allowances for doubtful accounts			(4,006)

Total			102,718

	Accounts receivable aging		December 31, 2003
	1-90 days	91-360 days
	ThUS$	ThUS$	ThUS$
Trade accounts receivable	86,372	4,313	90,685
Notes receivable	8,568	575	9,143
Other accounts receivable	12,337	7,405	19,742
Less: Allowances for doubtful accounts			(4,899)

Total			114,671

	Accounts receivable aging		December 31, 2002
	1-90 days	91-360 days
	ThUS$	ThUS$	ThUS$
Trades accounts receivable	62,077	3,008	65,085
Notes receivable	6,916	525	7,441
Other accounts receivable	7,316	5,590	12,906
Less: Allowances for doubtful accounts			(3,114)

Total			82,318

NOTE 6 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies are commercial accounts and loans granted to subsidiaries to carry out their activities. These are expressed in US dollars and in some cases accrue interest at the 180-day London Interbank Offering Rate (“LIBOR”) plus a spread ranging from 1.7% to 2.2%.

Maturities of loans are subject to cash availability of the subsidiaries, while commercial accounts have normal collection terms.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a) Notes and accounts receivable from related companies

	Short-term				Long-term
	September 30,		December 31,		September 30,		December 31,
Company	2004	2003	2003	2002	2004	2003	2003	2002
		(unaudited)				(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Fibranova S.A.	—	—	—	60,677	—	—	—	55,293
Oxinova C.A.	7,062	6,858	6,512	5,699	—	—	—	—
Amanco de Costa Rica	397	98	322	647	—	—	—	—
Amanco de Guatemala	—	129	13	99	—	—	—	—
Comercializadora T&T C.A.		—	8	12			—	—
Forestal Río Calle-Calle S.A	126	—	—	—	597	3,297	3,297	3,026
Nicalit S.A.	75	28	—	—	—	—	—	—
Hondulit S.A.	—	8	—	—	—	—	—	—
Amanco Salvador	168	10	96	—	—	—	—	—

Totals	7,828	7,131	6,951	67,134	597	3,297	3,297	58,319

b) Notes and accounts payable to related companies

	Short-term				Long-term
	September 30,		December 31,		September 30,		December 31,
Company	2004	2003	2003	2002	2004	2003	2003	2002
		(unaudited)				(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A.	5,979	1,679	1,979	—	—	—	—	—
Fibranova C.A.	—		—	4,627	—	—	—	—
Amanco de Argentina	—	—	—	1	—	—	—	—
Forestal Río Calle-Calle S.A.	—	29	228	144	—	—	—	—
Amanco de Guatemala	—	—	—	1
Comercializadora T&T C.A.	—		1	264	—	—	—	—
Hondulit S.A.	7	—	3	—	—	—	—	—
Nicalit S.A.	—	—	2	—	—	—	—	—

Totals	5,986	1,708	2,213	5,037	—	—	—	—

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c) Transactions

Company	Relationship	Transactions	September 30,				December 31,
			2004		2003		2003		2002
			Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit	Amount	Effects in results (charge)/credit
					(unaudited)	(unaudited)
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Fibranova C.A.	Indirect subsidiary	Purchase of panels	—	—	—	—	—	—	7,725	—
	Indirect subsidiary	Sale of raw material	—	—	—	—	—	—	8,215	—
	Indirect subsidiary	Administrative services	—	—	—	—	—	—	392	392
	Indirect subsidiary	Administrative services	—	—	—	—	—	—	197	(197)
	Indirect subsidiary	Rental of assets	—	—	—	—	—	—	24	24
	Indirect subsidiary	Sale of products	—	—	—	—	—	—	236	—

Comercializadora T&T C.A.	Investee	Sale of panels	—	—	—	—	—	—	2,444	1,405
	Investee	Commercial discounts	—	—	—	—	130	(130)	—	—

Oxinova C.A.	Investee	Rental of assets	29	29	9	9	—	—	12	12
	Investee	Administrative services	54	54	30	30	117	117	—	—
	Investee	Purchase of raw material	12,430	—	6,644	—	9,165	—	—	—
	Investee	Sale of products	1	1	—	—	—	—	—	—

Terranova de Venezuela S.A.	Indirect subsidiary	Purchase of material	—	—	—	—	—	—	18	—
	Indirect subsidiary	Purchase of products	—	—	—	—	—	—	57	—

Amanco de Costa Rica S.A.	Affiliate	Sale of products	467	30	358	242	581	300	949	837
	Affiliate	Recognition of dividends	—	—	—	—	1	(1)	—	—
	Affiliate	Collection of invoices	—	—	—	—	53	—	—	—

Nicalit S.A. (Amanco Nicaragua)	Affiliate	Sale of products	77	36	97	22	95	33	202	202
	Affiliate	Collection of invoices	—	—	—	—	80	—	—	—

Amanco El Salvador S.A.	Affiliate	Other payments	—	—	—	—	3	(3)	—	—
	Affiliate	Sale of merchandise	292	189	10	1	—	—	163	163
	Affiliate	Sale of products	—	—	—	—	112	22	319	315
	Affiliate	Collection of invoices	—	—	—	—	74	—	—	—

Hondulit S.A. (Amanco de Honduras)	Affiliate	Sale of products	—	—	169	35	166	54	220	202
	Affiliate	Collection of invoices	—	—	—	—	143	—	—	—

Prod. Duralita Guatemala S.A.	Affiliate	Sale of products	—	—			—	—	400	384
	Affiliate	Administrative services	—	—			—	—	2	(2)

Amanco Guatemala S.A.	Affiliate	Administrative services	—	—	—	—	1	—	—	—
	Investee	Administrative services	—	—	1	(1)	—	—	—	—
	Affiliate	Sale of products	409	221	278	75	366	148	—	—
	Affiliate	Collection of invoices	—	—	—	—	247	—	—	—

Forestal Río Calle-Calle S.A.	Investee	Interest on loans	47	47	—	—	99	99	570	570
	Investee	Expense and service invoices	157	—	—	—	1,186	(1,002)	—	—
	Investee	Purchase of timber	—	—	—	—	1,688	(853)	—	—

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7 – INVENTORIES

Inventories include the following:

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Standing timber	30,286	32,312	36,250	28,328
Logs, pulpwood	—	—	2,070	16,939
Finished products and work in progress	104,136	82,870	75,258	48,691
Products for the resale	9,296	10,978	30,387	11,788
Materials, spare parts, supplies and other items	38,668	41,323	25,107	25,806
Inventory in transit among the consolidated group	—	—	10,278	8,402

Total inventories	182,386	167,483	179,350	139,954

As of September 30, 2004 and 2003 and December 31, 2003 and 2002, inventories are shown net of the allowance for obsolescence amounting to ThUS$ 3,819, ThUS$ 2,255 (unaudited), ThUS$ 1,975 and ThUS$ 1,766, respectively, and allowances to reduce inventories to net realizable value of ThUS$ 582, ThUS$ 2,519 (unaudited), ThUS$ 2,955 and ThUS$ 272, respectively.

NOTE 8 – DEFERRED TAXES AND INCOME TAX

a) Income tax

The income tax provisions in the Consolidated Statements of Income were as follows:

	(Charges)/credits
	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Current year provision for income tax	(6,671)	(3,547)	(5,193)	(10,294)
Deferred income tax benefit	2,688	(2,298)	5,978	11,797
Other	(1,099)	(95)	(180)	218

Totals	(5,082)	(5,940)	605	1,721

b) Taxes recoverable and payable were as follows:

	September 30,		December 31,
Detail	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	(6,671)	(3,547)	(5,193)	(10,294)
Refund of income taxes of prior years	10,734	—	10,792	—
Provisional monthly income tax prepayments	11,858	5,461	3,494	1,349
Value added taxes recoverable	22,614	27,208	32,216	19,878
Others	759	1,533	699	1,312

Total	39,294	30,655	42,008	12,245

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c) Accumulated tax losses carryforward

The detail of accumulated tax losses for Terranova and each subsidiary is as follows:

	September 2004	Tax rate	September 2003	Tax rate	Expiration date
			(unaudited)
	ThUS$	%	ThUS$	%
Terranova S.A.	470,393	17.0	254,995	16.5	No term
Terranova Brasil Ltd.	1,816	34.0	2,413	34.0	No term
Terranova Mexico S.A.	1,727	33.0	1,797	33.0	6 years
Terranova Mexico S.A.	574	33.0	597	33.0	7 years
Terranova Mexico S.A.	7,029	33.0	7,311	33.0	8 years
Terranova Mexico S.A.	1,397	33.0	—	33.0	10 years
Terranova Forest Product Inc.	4,097	37.5	7,571	37.5	18 years
Masisa S.A.	17,487	17.0	18,241	16.5	No term
Masisa Argentina S.A.	7,537	35.0	15,951	35.0	5 years
Masisa Brasil Ltd.	41,203	35.0	21,149	35.0	No term
Masisa Mexico S.A.	20,275	33.0	14,441	34.0	10 years
Others	—	38.5	224	38.5

Total tax losses	573,535		344,690

	December 2003	Tax rate	December 2002	Tax rate	Expiration date
	ThUS$	%	ThUS$	%
Terranova S.A.	400,133	16.5	134,213	16.0	No term
Terranova Brasil Ltd..	3,391	34.0	—	34.0	No term
Forestal Terranova Mexico S.A.	1,756	33.0	1,889	34.0	6 years
Forestal Terranova Mexico S.A.	583	33.0	627	33.0	7 years
Forestal Terranova Mexico S.A.	7,144	33.0	7,688	33.0	8 years
Forestal Terranova Mexico S.A.	1,420	33.0	—	33.0	10 years
Terranova Forest Product Inc.	8,602	37.5	8,737	37.5	19 years
Masisa S.A.	19,181	16.5	19,438	16.0	No term
Masisa Argentina S.A.	14,654	35.0	38,877	35.0	5 years
Masisa do Brasil Ltd.	17,769	35.0	21,229	35.0	No term
Masisa de Mexico S.A.	20,048	34.0	12,846	35.0	10 years
Others	—	—	230	30.0	4 years
Others	—	38.5	64	35.0

Total tax losses	494,681		245,838

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d) Deferred taxes

The accumulated balances from deferred taxes originating from temporary differences were as follows:

	September 30, 2004				September 30, 2003				December 31, 2003				December 31, 2002
	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	662	340	—	—	672	274	—	—	643	10	—	—	764	46	—	—
Vacation accrual	398	—	—	—	312	—	—	—	385	—	—	—	307	—	—	—
Overhead costs	—	—	1,363	2,901	—	—	1,342	3,552	—	—	1,399	3,552	—	—	1,163	3,552
Depreciation	—	—	—	26,594	—	—	—	18,061	—	—	—	20,885	—	—	—	21,143
Other events	186	197	—	—	305	247	—	441	710	666	—	—	282	608	—	—
Other provisions	598	499	—	—	638	102	—	38	637	102	—	—	545	71	34	542
Tax losses carryforward	981	110,642	—	—	1,151	107,986	—	—	1,566	97,506	—	—	647	108,319	—	—
Cost of forest	—	—	179	20,352	—	—	465	18,901	—	—	745	23,281	—	—	313	18,410
Forest reserve	—	—	—	35,701	—	—	—	31,324	—	—	70	32,996	—	—	—	24,948
Assets available for sale	—	—	—	—		—	—	—	—	—	—	—	—	—	71	4,240
Brazil exchange rate variation	—	—	—	—	—	—	3,812	—	—	—	3,979	—	—	—	—	—
Asset financing cost	—	—	951	2,966	—	—	364	4,762	—	—	—	1,774	—	—	—	2,802
Provision for particle board line	—	1,347	—	—	—	1,061	—	—	—	1,159	—	—	—	1,145	—	—

Complementary accounts – net of amortization	(29)	(110)	(76)	(33,391)	(28)	(6,504)	(119)	(39,539)	(30)	(126)	(95)	(38,778)	(26)	(5,661)	—	(43,383)
Valuation allowance	—	(71,731)	—	—	—	(67,290)	—	—	—	(64,441)	—	—	—	(71,552)	—	—

Total	2,796	41,184	2,417	55,123	3,050	35,876	5,864	37,540	3,911	34,876	6,098	43,710	2,519	32,976	1,581	32,254

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9 – OTHER CURRENT ASSETS

Other current assets include the following:

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Time deposits	—	31,987	29,104	4,482
Unrealized losses on interest rate swap agreements	884	1,036	842	396
Securities purchased under resale agreements	1,031	14,079	11,120	—
Treasury stock (1)	18,378	—	18,378	—
Prepaid insurance	—	—	—	1,310
Assets available for sale	—	—	—	914
Other	382	172	767	495

Totals	20,675	47,274	60,211	7,597

(1)	Refers to the Company’s own shares obtained as a result of the merger described in Note 1 amounting to ThUS$ 16,828 and shares purchased from dissenting shareholders who exercised their redemption rights, pursuant to article 69 of Law 18.046, amounting to ThUS$ 1,550.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include the following:

	September 30,						December 31,
	2004			2003			2003			2002
	Gross value	Accumulated depreciation	Net value	Gross value	Accumulated depreciation	Net value	Gross value	Accumulated depreciation	Net value	Gross value	Accumulated depreciation	Net value
					(unaudited)	(unaudited)	(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Land
Land	131,255	—	131,255	130,698	—	130,698	132,959	—	132,959	128,246	—	128,246
Plantations	510,602	—	510,602	500,285	—	500,285	477,054	—	477,054	478,679	—	478,679

Buildings and infrastructure	218,850	(57,800)	161,050	214,746	(51,857)	162,889	216,322	(54,363)	161,959	188,617	(45,862)	142,755
Machinery and equipment	799,395	(221,902)	577,493	808,515	(192,434)	616,081	798,483	(194,847)	603,636	601,905	(163,162)	438,743
Other property, plant and equipment	80,741	(36,576)	44,165	68,751	(30,363)	38,388	75,696	(34,373)	41,323	64,206	(24,501)	39,705

Reappraisals
Land	2,671	—	2,671	2,671	—	2,671	2,671	—	2,671	2,671	—	2,671
Buildings and infrastructure	4,719	(4,241)	478	4,719	(4,212)	507	4,719	(4,219)	500	4,719	(4,190)	529

Total	1,748,233	(320,519)	1,427,714	1,730,385	(278,866)	1,451,519	1,707,904	(287,802)	1,420,102	1,469,043	(237,715)	1,231,328

Capitalized plantation financing costs for the nine-month period ended September 30, 2004 and 2003 and, the years ended December 2003 and 2002 amounted to ThUS$ 966, ThUS$ 3,096 (unaudited), ThUS$ 6,013 and ThUS$ 4,167, respectively.

Government grants awarded for forestry activities are accounted for as a reduction of Plantations. Grants balances related to non-harvested plantations amounted to ThUS$ 6,091, ThUS$ 6,169 (unaudited), ThUS$ 3,101 and ThUS$ 3,128 as of September 30, 2004 and 2003 and December 31, 2003 and 2002, respectively.

Net book value of idle plants amounted to ThUS$ 3,704, ThUS$ 919 (unaudited), ThUS$ 871 and ThUS$ 992 as of September 30, 2004 and 2003 and December 31, 2003 and 2002, respectively.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following at September 30, 2004 and 2003.

Company	Country	Currency	Number of shares	Ownership percentage		Shareholders’ equity of investee		Result for the period		Equity in earnings (losses)		Equity value		Investment book value
				2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
					(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
				%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Oxinova C.A.	Venezuela	Dollar	1,963,564	49.000	49.000	6,124	2,584	2,029	1,248	994	612	3,001	1,266	3,001	1,266
Comercializadora T&T C.A.	Venezuela	Dollar	50	50.000	50.000	(237)	(233)	—	(368)	—	(184)	—	—	—	—

Total										994	428	3,001	1,266	3,001	1,266

Investments in unconsolidated affiliates included the following at December 31, 2003 and 2002:

Company	Country	Currency	Number of shares	Ownership percentage		Shareholders’ equity of investee		Result for the year		Equity in earnings (losses)		Equity value		Investment book value
				2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
				%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Fibranova C.A. (1)	Venezuela	Dollar	44,182,000	100.000	100.000	—	488	—	—	—	—	—	488	—	488
Oxinova C.A.	Venezuela	Dollar	1,963,564	49.000	49.000	4,096	2,181	1,915	(1,670)	939	(818)	2,007	1,069	2,007	1,069
Comercializadora T&T C.A.	Venezuela	Dollar	50	50.000	50.000	(237)	136	(371)	(6)	(184)	(3)	—	68	—	68
Fibramold S.A. (2)	Chile	Dollar	—	—	—	—	—	—	—	—	400	—	—	—	—

Total										755	(421)	2,007	1,625	2,007	1,625

(1)	This subsidiary was considered to be in the development stage until March 31, 2003. See Note 3.
(2)	This investment was sold on June 28, 2002 for ThUS$ 16,061, resulting in a gain of ThUS$ 725.

The Company has recorded a provision in Accrued liabilities for investments in unconsolidated affiliates with negative equity totaling ThUS$ 671, ThUS$ 71 (unaudited), ThUS$ 666 and ThUS$ 167 at September 30, 2004 and 2003 and December 31, 2003 and 2002, respectively.

a) In accordance with Circular Letter No. 150 issued by the SVS, the Company has completed an evaluation of the net asset value of its subsidiaries in Brazil, Venezuela, Argentina and Mexico by estimating cash flows to be generated by the subsidiaries in the future. Based on these estimates, the Company concluded that at September 30, 2004 no impairment adjustments are necessary.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) At December 31, 2004 and 2003 and September 30, 2004 and 2003, the Company held investments in Venezuela, through its subsidiary Inversiones Internacionales Terranova S.A., as follows:

-	Terranova Venezuela S.A.

-	Fibranova C.A.

-	Andinos C.A.

-	Oxinova C.A.

-	Corporacion Forestal Itamaca C.A.

-	Corporacion Forestal Guayamure C.A.

-	Comercializadora T&T C.A.

On December 2002, business associations, trade unions as well as political and civil organizations called a National Civic Strike in Venezuela with a significant impact on the economic activities of the country, primarily in the oil and petrochemical industry. This situation has led to an irregular supply of raw material necessary for the manufacturing operation of the subsidiaries in Venezuela.

Additionally, on January 21, 2003, the National Executive enabled the Finance Ministry to confirm with the Central Bank of Venezuela (BCV), temporary measures to establish limits and restrictions to convertibility of the Bolivar and to the transfer of funds abroad. Based on this action, on the same date the Finance Ministry and the BCV agreed to suspend the trading of foreign currencies in Venezuela. On February 5, 2003, two exchange agreements to establish a new system of foreign exchange management were established. The exchange rate was fixed at Bs 1,596/US$1 (buying) and Bs 1,600/US$1 (selling). To date, the respective regulation has not been completed and it is not possible to fully evaluate the effects such measure may have on the Company’s future operations.

The financial statements have been prepared assuming that the subsidiaries in Venezuela will continue their operations as a going concern. Consequently, the adjustments that could result from these uncertain circumstances have not been included.

NOTE 12 – GOODWILL AND NEGATIVE GOODWILL

Goodwill includes the following:

	September 30, 2004		September 30, 2003
Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
			(unaudited)	(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Terranova Forest Products, Inc. (1)	530	883	530	1,590
Maderas y Paneles S.A. (2)	—	—	158	—
Masisa Cabrero S.A. (3)	64	1,356	56	1,296

Total	594	2,239	744	2,886

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31, 2003		December 31, 2002
Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
	ThUS$	ThUS$	ThUS$	ThUS$
Terranova Forest Products, Inc. (1)	707	1,413	706	2,120
Maderas y Paneles S.A. (2)	152	—	124	152
Masisa Cabrero S.A. (3)	90	1,419	33	1,230

Total	949	2,832	863	3,502

Negative goodwill includes the following:

	September 30, 2004		September 30, 2003
Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
			(unaudited)	(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Corporación Forest Guayamure C.A. (4)	93	2,029	93	2,153
Masisa S.A. (5)	2,074	35,524	2,074	38,290
Forestal Tornagaleones S.A. (6)	75	1,779	82	2,066
Terranova S.A. (7)	252	6,458	—	6,731

Total	2,494	45,790	2,249	49,240

	December 31, 2003		December 31, 2002
Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
	ThUS$	ThUS$	ThUS$	ThUS$
Corporación Forest Guayamure C.A. (4)	124	2,122	123	2,245
Masisa (5)	2,766	37,599	1,122	39,259
Forestal Tornagaleones S.A. (6)	100	1,854	22	1,953
Terranova (7)	—	6,709	—	—

Total	2,990	48,284	1,267	43,457

(1)	This subsidiary was acquired in 1997 and goodwill is being amortized over ten years.
(2)	On August 16, 1993, the Company’s subsidary Masisa purchased a 3.8% interest in Maderas y Paneles S.A. from Inversiones Pathfinder S.A. (at that time the majority shareholder of Masisa) for ThUS$ 3,855, which resulted in goodwill of ThUS$ 2,690. The goodwill has been fully amortized over a term of ten years.
(3)	During 2000, the Company’s subsidiary Masisa purchased a 92.61% interest in Masisa Cabrero S.A. from Forestal Terranova and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,753. The goodwill is being amortized over twenty years.
(4)	The negative goodwill originated as a result of the acquisition of Corporación Forestal Guayamure C.A., a Venezuelan company and is being amortized over twenty years.
(5)	The acquisition of a 43.16% interest in Masisa in July 2002 and a 0.544% interest in June 2003 resulted in negative goodwill. This negative goodwill is being amortized over fifteen years.
(6)	On June 27, 2002, the Company’s subsidiary Masisa made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized to income over twenty years.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7)	The acquisition of a 39.99% interest in Terranova Internacional S.A. by Forestal Terranova S.A. (a company merged into Terranova) in October 2003 resulted in a negative goodwill of ThUS$ 6,709. This negative goodwill is being amortized to income over twenty years.

NOTE 13 – OTHER ASSETS

Other assets include the following:

	At September 30,		At December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Forestry exploitation rights (1)	11,356	11,840	11,721	12,158
Assets for disposal (2)	5,367	5,489	5,555	5,792
Fees paid and tax credits (3)	1,318	4,162	1,702	4,361
Unrealized losses on interest rate swap agreements	1,239	4,525	4,031	—
Discount on bonds issued	7,860	4,830	9,244	—
Bond issuance costs	3,395	2,264	4,306	—
Time deposits	—	—	—	28,500
Other	2,603	918	1,934	1,413

Total	33,138	34,028	38,493	52,224

(1)	In May 1997, the Company entered into a US$ 28.5 million contract with CVG-Proforca, a Venezuelan governmental entity, for the rights to use and harvest 59,000 hectares of plantation consisting of Caribbean type lumber for a term of 30 years. As a condition to enter into this contract, the Company was required to enter into a fifteen year operating lease contract for a sawmill owned by CVG Proforca requiring a payment of US$ 10 million. At the inception of both contracts, the Company paid the full amounts totaling US$ 38.5 million.

Under Chilean GAAP, the US$ 28.5 million paid was capitalized as purchased timber resources and included in Property, plant and equipment in the Consolidated Balance Sheet. The accounting policy pursuant to Chilean GAAP for timber resources is described above in Note 2 i). Further, under Chilean GAAP, the US$ 10 million paid for the lease contract was capitalized as an intangible and included under Other assets in the Consolidated Balance Sheets. This intangible is amortized proportionally based on the cubic meters of forest harvested as a percentage of total forests estimated to be harvested.

During 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., the exploitation rights to 236,000 annual M3 of lumber and a sawmill for ThUS$ 3,324. The exploitation rights will be amortized according to the amount of cubic meters of harvested products from the forest owned by Terranova de Venezuela S.A. to supply the plants. The balance of Coforven’s goodwill amounting to ThUS$ 987 at the date of sale, has been included as part of exploitation rights since Terranova de Venezuela acquired a significant part of the production assets of Coforven S.A.

(2)	Corresponds to property, plant and equipment amounting to ThUS$ 5,136 of the subsidiary Terranova Brasil Ltda. the sale of which is committed to the Brazilian companies Logasa, Alta Floresta and Rafter.

In 1997, Masisa permanently closed the plywood production line and such assets have been valued at the estimated realizable value, which at December 31, 2003 amounted to ThUS$ 110.

(3)	Corresponds to prepaid fees and tax expenses incurred for obtaining long-term loans by the Company and its subsidiary Inversiones Internacionales Terranova S.A. These expenses are amortized over the term of the loans.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less include the following at September 30, 2004 and 2003:

	Currency or indexation rate borrowing denominated in
	US Dollars		Other foreign currencies		UF		Total
Issuer	2004	2003	2004	2003	2004	2003	2004	2003
		(unaudited)		(unaudited)		(unaudited)		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Banco Security	6,728	—	—	—	—	—	6,728	—
Banco WLB	10,028	10,029	—	—	—	—	10,028	10,029
Banco del Desarrollo	8,459	2,925	—	—	—	—	8,459	2,925
Banco Bice	1,830	10,741	—	—	—	—	1,830	10,741
HSBC Bank Brasil S/A	3,611	—	—	—	—	—	3,611	—
Banco Itau Bra Pre-Export	2,160	5,784	—	—	—	—	2,160	5,784
Banco Estado	4,837	3,026	—	—	—	—	4,837	3,026
Banco Ganadero BBVA	—	—	—	865	—	—	—	865
Banco de Chile	5	9,089	—	—	—	2,934	5	12,023
Banco Crédito Inversiones	16,139	6,894	—	—	—	756	16,139	7,650
Bank Boston N.A.	—	4,014	—	—	—	—	—	4,014
ABN AMRO Bank	—	5,061	2,015	118	—	3,426	2,015	8,605
Banco de Boston N.A.	—	7,521	—	—	—	—	—	7,521
Corpbanca Venezuela	—	—	6,546	8,327	—	—	6,546	8,327
Banco Do Brasil	—	4,519	—	—	—	—	—	4,519
Banco Rabobank Curacao N.V.	—	5,052	—	—	—	—	—	5,052
Banco Santander - Chile	9	—	—	—	—	—	9	—
Bradesco–ACC	34	—	—	—	—	—	34	—
Corpbanca	12,114	5,237	—	564	—	—	12,114	5,801
Dresdner Bank	2,000	—	—	—	—	—	2,000	—
HSBC Bank USA	1,900	5,570	—	—	—	—	1,900	5,570
Banco Alfa S.A.	14	—	—	—	—	—	14	—
Banco BBVA BHIF	3,010	1,406	—	—	—	—	3,010	1,406
Otros	—	—	—	13	—	—	—	13

Total	72,878	86,868	8,561	9,887	—	7,116	81,439	103,871

Principal outstanding	72,435	81,924	8,526	8,000	—	7,116	80,961	97,040

Average annual interest rate	2.10%	3.52%	3.01%	5.19%	—	4.77%

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term bank borrowings maturing in one year or less included the following at December 31, 2003 and 2002:

	Currency or indexation rate borrowing denominated in
	US Dollars		Other foreign currencies		UF		Total
Issuer	2003	2002	2003	2002	2003	2002	2003	2002
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Banco Security	2,005	3,052	—	—	—	—	2,005	3,052
Banco WLB	10,114	—	—	—	—	—	10,114	—
Banco Dresdner	1,002	3,820	—	—	—	—	1,002	3,820
Banco del Desarrollo	9,950	900	—	—	—	—	9,950	900
Banco Sudameris	—	4,090	—	—	—	—	—	4,090
Banco Bice	6,665	10,962	—	—	—	—	6,665	10,962
Banco Itau	6,044	—	1,709	—	—	—	7,753	—
Banco Estado	7,846	—	—	—	—	—	7,846	—
Banco Ganadero BBVA	—	—	900	838	—	—	900	838
Banco de Chile	9,133	9,460	—	—	2,512	455	11,645	9,915
Banco de Chile - New York	—	16	—	—	—	—	—	16
Banco Crédito Inversiones	14,528	11,146	—	—	—	—	14,528	11,146
Bank Boston N.A.	—	2,001	—	—	—	—	—	2,001
ABN AMRO Bank	—	—	1,056	1,204	1,155	1,694	2,211	2,898
HSBC Bank USA	1,906	3,610	—	—	—	—	1,906	3,610
Banco de Boston N.A.	—	7,578	—	—	—	—	—	7,578
Banco Santander - Chile	—	7,024	—	—	—	—	—	7,024
Banco Do Brasil	—	3,041	—	—	—	—	—	3,041
Banco Rabobank Curacao N.V.	5,075	—	—	—	—	—	5,075	—
Corpbanca Venezuela	—	—	7,801	3,488	—	—	7,801	3,488
Corpbanca	5,080	—	—	—	—	—	5,080	—
HSBC Bank Brasil S/A	1,003	45	—	—	—	—	1,003	45
Banco BBA-ACC	—	645	—	—	—	—	—	645
HSBC Bank	3,609	5,781	—	—	—	—	3,609	5,781
Banque Europenne Pour La	—	10,232	—	—	—	—	—	10,232
BBVA Banco BHIF	3,006	7,188	—	—	—	—	3,006	7,188

Total	86,966	90,591	11,466	5,530	3,667	2,149	102,099	98,270

Principal outstanding	86,310	89,440	11,065	5,463	3,667	2,149	101,042	97,052

Average annual interest rate	2.10%	3.52%	5.19%	13.82%	4.77%	4.77%

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued interest totaling ThUS$ 705, ThUS$ 8,706 (unaudited), ThUS$ 3,573 and ThUS$ 1,226 at September 30, 2004 and 2003 and December 31, 2003 and 2002, respectively, is included in the outstanding balances.

At September 30, 2004, the Company had ThUS$ 291.333 of short-term lines of credit, of which ThUS$ 210,749 were unused and available for borrowing on an unsecured basis. At December 31, 2003, the Company had ThUS$ 194,331 of short-term lines of credit, of which ThUS$ 64,905 were unused and available for borrowing on an unsecured basis.

NOTE 15 – LONG-TERM BANK OBLIGATIONS

a) Current portion of long-term bank borrowings with banks and financial institutions are summarized as follows at September 30, 2004 and 2003:

	Currency or indexation rate borrowing denominated in
	US Dollars		Other foreign currencies		UF		Total
Issuer	2004	2003	2004	2003	2004	2003	2004	2003
		(unaudited)		(unaudited)		(unaudited)		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Westdeutsche Landesbank (1)	3,017	3,016	—	—	—	—	3,017	3,016
Kreditanstal Fur Wieder (2)	11,519	9,580	—	—	—	—	11,519	9,580
Banco Estado (3)	2,804	6,274	—	—	—	—	2,804	6,274
Banco Crédito e Inversiones (4)	2,793	3,968	—	—	1,223	2,227	4,016	6,195
Citibank N.A. (5)	1,229	17,488	—	—	—	—	1,229	17,488
Raboinvestments Chile S.A. (6)	2,193	1,210	—	—	—	—	2,193	1,210
Security Bank (7)	940	941	—	—	—	—	940	941
Dresdner Bank Latinamerica (8)	2,053	1,050	—	—	—	—	2,053	1,050
Comerica Bank (9)	4,439	2,324	—	—	—	—	4,439	2,324
Banco de Chile - New York Branch (10)	2,175	181	—	—	—	—	2,175	181
The Bank of Nova Scotia (11)	3,884	122	—	—	—	—	3,884	122
Banco Corpbanca (12)	2,304	15,338	—	—	—	—	2,304	15,338
Banco Santander Chile (13)	10,859	19,775	—	—	—	—	10,859	19,775
Banco Security (14)	1,242	1,851	—	—	—	—	1,242	1,851
Bank Boston N.A. (15)	—	341	41	86	—	—	41	427
Banco BBVA (16)	1,465	4,730	—	—	—	—	1,465	4,730
HSBC Bank Brasil S/A	628	—	—	—	—	—	628	—
Banco Rabobank Nederland (18)	140	—	—	—	—	—	140	—
Banco Rabobank Ireland	—	31,995	—	—	—	—	—	31,995
Banco Itau Bra Pre-Export (19)	3,000	—	—	—	—	—	3,000	—

Total	56,684	120,184	41	86	1,223	2,227	57,948	122,497

Principal outstanding	55,999	111,436	41	91	1,203	2,184	57,243	113,711

Average annual interest rate	2.94%	3.30%	2.1%	2.4%	2.94%	2.94%

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) Long-term bank borrowings with banks and financial institutions are summarized as follows at September 30, 2004 and 2003:

At September 30,

Issuer	Currency	Maturities				September 30, 2004		September 30, 2003
		1 year to 2 years	2 years to 3 years	3 years to 5 years	5 years to 10 years	Total long-term	Average annual interest rate	Total long term
								(unaudited)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	%	ThUS$
Westdeutsche Landesbank (1)	US$	2,911	2,911	5,823	585	12,230	LIBOR + 0.45	15,142
Kreditanstal Fur Wieder (2)	US$	13,126	10,128	14,260	6,896	44,410	LIBOR + 1.175	36,635
Banco Estado (3)	US$	2,778	2,778	2,776	—	8,332	3.17	8,125
Banco Crédito Inversiones (4)	UF	2,406	—	—	—	2,406	6.70	4,371
Citibank N.A. (5)	US$	—	—	—	—	—		41,428
Raboinvestments Chile S.A. (6)	US$	3,750	5,000	2,750	—	11,500	LIBOR + 1.875	13,500
Security Bank (7)	US$	933	—	—	—	933	LIBOR + 1.44	1,867
Dresdner Bank Latinamerica (8)	US$	2,000	1,000	—	—	3,000	LIBOR + 1.9	5,000
Comerica Bank (9)	US$	4,286	4,285	—	—	8,571	LIBOR + 1.35	12,857
Banco Chile New York Branch (10)	US$	4,300	4,300	2,100	—	10,700	LIBOR + 1.25	15,000
The Bank of Nova Scotia (11)	US$	7,500	7,500	6,250	—	21,250	LIBOR + 1.15	25,000
Corpbanca (12)	US$	2,167	2,167	3,249	—	7,583	LIBOR + 2.20	9,750
Banco Santander Chile (13)	US$	10,222	10,222	12,722	—	33,166	LIBOR + 2.20	42,024
Banco Security (14)	US$	1,167	1,167	1,749	—	4,083	LIBOR + 2.20	5,250
BBVA Banco BHIF (16)	US$	1,445	1,445	1,445	—	4,335	LIBOR + 2.20	4,226
Banco Crédito Inversiones (17)	US$	3,890	5,280	6,530	5,550	21,250	LIBOR + 2.20	11,250
Banco de Boston (15)	Other currency	—	—	—	—	—	—	40
Banco Rabobank Nederland (18)	US$	2,500	2,500	5,000	2,500	12,500	LIBOR + 1.50	—
Banco Itaú Bra Pre-Export (19)	US$	2,000	1,000	—	—	3,000	LIBOR + 5.00	—
Banco HSBC BNDES (20)	US$	1,000	—	—	—	1,000	5.63	8,000

Total		68,381	61,683	64,654	15,531	210,249		259,465

(1)	Corresponds to two loans. First loan with an outstanding balance of ThUS$ 6,434 is repayable in eleven semi-annual installments starting in April 2004. Second loan with an outstanding balance of ThUS$ 8,707 is repayable in ten semi-annual installments starting in October 2004. Both loans require semi-annual interest payments.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Corresponds to four loans. First loan with an outstanding balance of ThUS$ 14,990 is repayable in five semi-annual installments starting in December 2004. Second loan with an outstanding balance of ThUS$ 21,646 is repayable in thirteen semi-annual installments starting in December 2004. Third loan with an outstanding balance of ThUS$ 17,100 is repayable in ten semi-annual installments starting in September 2005. Fourth loan with an outstanding balance of ThUS$ 1,710 is repayable in ten semi-annual installments starting in September 2005. All loans require semi-annual interest payments.
(3)	The outstanding balance of this loan as of September 30, 2004 is repayable in three semi-annual installments starting in March 2005 with interest payments semi-annually.
(4)	The outstanding balance of this loan as of September 30, 2004 is repayable in four semi-annual installments, starting in February 2005, with interest payments semi-annually.
(5)	The Company prepaid ThUS$ 49,720 of the outstanding balance of this loan on December 29, 2003 with proceeds from the 2003 bond offering included in Bonds and promissory notes in the Consolidated Balance Sheets.
(6)	The outstanding balance of this loan as of September 30, 2004 is repayable in seven semi-annual installments commencing October 2004, with interest payments semi-annually.
(7)	The outstanding balance of this loan as of September 30, 2004 is repayable in four semi-annual installments, commencing March 2005, with interest payments to be made semi-annually.
(8)	The outstanding balance of this loan is repayable in five semi-annual installments, starting in January 2005. Interest is paid semi-annually.
(9)	The outstanding balance of this loan is repayable in six semi-annual installments, commencing October 2004, with interest payments semi-annually.
(10)	This loan is repayable in seven semi-annual installments, commencing October 2004, with interest payments semi-annually.
(11)	The Company entered into this loan in January, 2003. This loan is repayable in six semi-annual installments, commencing July 2005, with interest payments semi-annually.
(12)	The outstanding balance of this loan as of September 30, 2004 is repayable in six semi-annual installments, commencing October 2004, with interest payments semi-annually.
(13)	Corresponds to two loans. The first loan with has an outstanding balance of ThUS$ 20,889 and is repayable in eight semi-annual installments, commencing March 2005. The second loan with an outstanding balance of ThUS$ 22,500 and is repayable in nine semi-annual installments, commencing October 2004. Both loans require semi-annual interest payments.
(14)	The outstanding balance of this loan as of September 30, 2004 is repayable in six semi-annual installments, starting in October 2004, with interest payments semi-annually.
(15)	This loan is repayable in monthly installments of principal and interest.
(16)	The outstanding balance of this loan as of September 30, 2004 is repayable in three semi-annual installments, starting in March 2005, with interest payments semi-annually.
(17)	The outstanding balance of this loan as of September 30, 2004 is repayable in six semi-annual installments, starting in October 2004, with interest payments semi-annually.
(18)	The outstanding balance of this loan as of September 30, 2004 is repayable in seven semi-annual installments, starting in October 2004, with interest payments semi-annually.
(19)	This loan is repayable in two annual installments starting in March 2004. Interest is paid annually.
(20)	This loan is repayable in March 2004. Interest is paid semi-annually.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c) Current portion of long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2003 and 2002:

	Currency or indexation rate borrowing denominated in						Total
	US Dollars		Other foreign currencies		UF
Issuer	2003	2002	2003	2002	2003	2002	2003	2002
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Barclays Bank	—	1,620	—	—	—	—	—	1,620
Westdeutsche Landesbank (1)	2,939	2,951	—	—	—	—	2,939	2,951
Kreditanstal Fur Wieder (2)	9,354	9,368	—	—	—	—	9,354	9,368
Banco Estado (3)	6,392	2,341	—	—	—	—	6,392	2,341
Banco de Chile	—	1,063	—	—	—	—	—	1,063
Banco Crédito e Inversiones (4)	3,832	—	—	—	2,594	2,166	6,426	2,166
Banco Rabobank Ireland	29,121	1,780	—	—	—	—	29,121	1,780
Banco Rabobank Curacao	—	167	—	—	—	—	—	167
Citibank N.A. (5)	135	8,595	—	—	—	—	135	8,595
Raboinvestments Chile S.A. (6)	1,090	1,110	—	—	—	—	1,090	1,110
Security Bank (7)	962	33	—	—	—	—	962	33
Dresdner Bank Latinamerica (8)	1,101	80	—	—	—	—	1,101	80
Comerica Bank (9)	4,360	91	—	—	—	—	4,360	91
Banco de Chile – New York Branch (10)	2,234	205	—	—	—	—	2,234	205
The Bank of Nova Scotia (11)	266	—	—	—	—	—	266	—
Banco Corpbanca (12)	15,331	11	—	—	—	—	15,331	11
Banco Santander – Chile (13)	19,687	4,260	—	—	—	—	19,687	4,260
Banco Security (14)	1,789	—	—	—	—	—	1,789	—
Bank Boston N.A.	305	3,580	86	92	—	—	391	3,672
Bank Boston Bank Multiplo	—	114	—	—	—	—	—	114
Banco BNDES 2002	—	6,033	—	—	—	—	—	6,033
BBVA Banco BHIF (15)	3,334	1,132	—	—	—	—	3,334	1,132
Others	81	—	—	—	—	—	81	—

Total	102,313	44,534	86	92	2,594	2,166	104,993	46,792

Principal outstanding	98,906	43,488	86	92	2,428	1,980	101,420	45,560

Average annual interest rate %	3.30%	3.52%	6.7%	6.7%	6.7%	6.7%

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d) Long-term bank borrowings with banks and financial institutions are summarized as follows at December 31, 2003 and 2002:

Issuer	Currency	Maturities				At December 31, 2003		At December 31, 2002
		1 year to 2 years	2 years to 3 years	3 years to 5 years	5 years to 10 years	Total long-term	Average annual interest rate	Total long term
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	%	ThUS$
Westdeutsche Landesbank (1)	US$	2,911	2,911	5,822	2,041	13,685	1.630	16,597
Kreditanstal Fur Wiederaufbau (2)	US$	9,326	9,326	6,660	6,661	31,973	1.843	41,299
Banco Estado (3)	US$	6,250	3,125	—	—	9,375	3.17	20,208
Banco Crédito Inversiones (4)	US$	3,750	3,750	1,875	—	9,375	3.15	—
Citibank N.A. (5)	US$	2,783	—	—	—	2,783	LIBOR + 1.00	49,713
Raboinvestments Chile S.A. (6)	US$	3,000	4,500	5,500	—	13,000	LIBOR + 1.875	14,000
Security Bank (7)	US$	933	934	—	—	1,867	LIBOR + 1.5	2,799
Dresdner Bank Latinamerica (8)	US$	2,000	2,000	1,000	—	5,000	LIBOR + 1.9	6,000
Comerica Bank (9)	US$	4,286	4,286	2,142	—	10,714	LIBOR + 1.35	15,000
Banco Chile New York Branch (10)	US$	4,300	4,300	4,250	—	12,850	LIBOR + 1.25	15,000
The Bank of Nova Scotia (11)	US$	3,750	7,500	13,750	—	25,000	LIBOR + 1.15	—
Corpbanca (12)	US$	3,250	3,250	1,625	—	8,125	3.15	12,000
Banco Santander Chile (13)	US$	20,498	13,375	3,750	—	37,623	3.16	24,791
Banco Security (14)	US$	1,750	1,750	876	—	4,376	3.15	—
BBVA Banco BHIF (15)	US$	3,250	1,625	—	—	4,875	3.17	2,708
Banco Crédito Inversiones (16)	UF	2,428	2,429	—	—	4,857	6.70	5,958
Banco de Boston (17)	Other currency	8	—	—	—	8	2.48	29
Banco Itaú Bra Pre-Export (18)	US$	2,000	2,000	—	—	4,000	6.25	—
Banco HSBC BNDES (19)	US$	1,256	—	—	—	1,256	5.63	8,000
Banco Rabobank Ireland PLC	US$	—	—	—	—	—	—	28,500
Banco de Chile	US$	—	—	—	—	—	—	3,000
Banco Rabobank Curacao N.V.	US$	—	—	—	—	—	—	15,000

Total		77,729	67,061	47,250	8,702	200,742		280,602

(1)	Corresponds to two loans. First loan with an outstanding balance of ThUS$ 7,019 is repayable in twelve semi-annual installments starting in April 2004. Second loan with an outstanding balance of ThUS$ 9,577 is repayable in eleven semi-annual installments starting in June 2004. Both loans require semi-annual interest payments.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Corresponds to two loans. First loan with an outstanding balance of ThUS$ 17,988 is repayable in twelve semi-annual installments starting in June 2004. Second loan with an outstanding balance of ThUS$ 23,311 is repayable in fourteen semi-annual installments starting on June 2004. Both loans require semi-annual interest payments.
(3)	The outstanding balance of this loan as of December 31, 2003 is repayable in five semi-annual installments, starting in March 2004, with interest payments semi-annually.
(4)	The outstanding balance of this loan as of December 31, 2003 is repayable in seven semi-annual installments, starting in April 2004, with interest payments semi-annually.
(5)	The Company prepaid the outstanding balance of ThUS$ 49,720 of this loan on December 29, 2003 with proceeds from the 2003 bond offering described in Bonds and promissory notes in the Consolidated Balance Sheets.
(6)	The outstanding balance of this loan as of December 31, 2003 is repayable in eight semi-annual installments starting in April 2004, with interest payments semi-annually.
(7)	The outstanding balance of this loan as of December 31, 2003 is repayable in six semi-annual installments, commencing March 2004, with interest payments to be made semi-annually.
(8)	This loan is repayable in six semi-annual installments, starting on July 2004. Interest is paid semi-annually.
(9)	This loan is repayable in seven semi-annual installments, commencing April 2004, with interest payments to be made semi-annually.
(10)	This loan is repayable in seven semi-annual installments, commencing October 2004, with interest payments to be made semi-annually.
(11)	The Company entered into this loan in January, 2003. This loan is repayable in six semi-annual installments, commencing July 2005, with interest payments to be made semi-annually.
(12)	The outstanding balance of this loan as of December 31, 2003 is repayable in seven semi-annual installments, starting on April 2004, with interest payments semi-annually.
(13)	Corresponds to two loans. The first loan with an outstanding balance of ThUS$ 29,375 and is repayable in five semi-annual installments starting on March 2004. The second loan with an outstanding balance of ThUS$ 26,250 is repayable in seven semi-annual installments starting on April 2004. Both loans require semi-annual interest payments.
(14)	The outstanding balance of this loan as of December 31, 2003 is repayable in seven semi-annual installments, starting on April 2004, with interest payments semi-annually.
(15)	The outstanding balance of this loan as of December 31, 2003 is repayable in five semi-annual installments, starting on March 2004, with interest payments semi-annually.
(16)	The outstanding balance of this loan as of December 31, 2003 is repayable in six semi-annual installments, starting on February 2004, with interest payments semi-annually.
(17)	This loan is repayable in monthly installments of principal and interest.
(18)	This loan is repayable in two annual installments starting on March 2004. Interest is paid annually.
(19)	This loan is repayable in March 2004. Interest is paid semi-annually.

Scheduled payments of the long-term portion of long-term bank borrowings at September 30, 2004 are as follows:

Amounts payable during the years ending September 30,	ThUS$
2006	68,381
2007	61,683
2008	24,368
2009 and thereafter	55,817

Total	210,249

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Scheduled payments of the long-term portion of long-term bank borrowings at December 31, 2003 are as follows:

Amounts payable during the years ending December 31,	ThUS$
2005	77,729
2006	67,061
2007	34,133
2008	13,117
2009 and thereafter	8,702

Total	200,742

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16 – BONDS AND PROMISSORY NOTES

Bonds and promissory notes include the following:

	Series	Notional amounts	Currency	Interest rate	Maturity date	Commencement of Interest payment	Principal repayment	At September 30,		At December 31,
								2004	2003	2004	2003
									(unaudited)
	(in Thousands)%							ThUS$	ThUS$
Short-term portion

Terranova bonds	A	4,000	UF	5.00	06/15/2009	Semiannually	2005	1,627	1,477	234	—
Terranova bonds	B	1,000	UF	6.00	06/15/2024	Semiannually	2009	487	443	70	—
Terranova bonds	C	30,000	US$	5.00	06/15/2008	Semiannually	2008	432	432	62	—
Promissory notes	A	9,000	US$	8.06	05/11/2008	Semiannually	2005	10,120	10,400	9,484	474
Promissory notes	B	—	US$	7.82	05/15/2008	Semiannually		—	—	—	25,255
Masisa bonds	A	—	UF	5.00	12/15/2010	Semiannually	2006	1,017	—	158	—
Masisa bonds	B	—	UF	6.25	12/15/2024	Semiannually	2011	355	—	56	—

Total short term portion								14,038	12,752	10,064	25,729

Long term portion

Terranova bonds	A	4,000	UF	5.00	06/15/2009	Semiannually	2005	112,930	102,552	113,978	—
Terranova bonds	B	1,000	UF	6.00	06/15/2024	Semiannually	2009	28,233	25,639	28,494	—
Terranova bonds	C	30,000	US$	5.00	06/15/2008	Semiannually	2008	30,000	30,000	30,000	—
Promissory notes	B	36,000	US$	8.06	06/15/2008	Semiannually	2005	27,000	36,000	36,000	45,000
Masisa bonds	A	2,500	UF	5.00	12/15/2010	Semiannually	2006	70,581	—	71,236	—
Masisa bonds	B	702	UF	6.25	12/15/2024	Semiannually	2011	19,820	—	20,003	—

Total long-term								288,564	194,191	299,711	45,000

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a) Bonds

In August 2003, the Company issued UF 4,000,000 Series A fixed rate UF denominated bonds in the Chilean market. Series A bonds mature on December 15, 2009 and pay interest at 5.0%. Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2003. Principal is payable on June 15 and December 15 of each year with the first payment due on June 15, 2005.

In August 2003, the Company issued UF 1,000,000 Series B fixed rate UF denominated bonds in the Chilean market. Series B bonds mature on December 15, 2024 and pay interest at 6.0%. Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2003. Principal is payable on June 15 and December 15 of each year with the first payment due on June 15, 2009.

In August 2003, the Company issued ThUS$ 30,000 Series C fixed rate US$ denominated bonds in the Chilean market. Series C bonds mature on June 15, 2008 and pay interest at 5.0%. Interest is payable on June 15 and December 15 of each year with the first payment due on December 15, 2003.

In December 2003, the Company’s subsidiary Masisa issued ThUS$ 91,453 of fixed rate bonds in the Chilean market. Series A bonds of ThUS$ 71,394 mature in seven years and pay interest at 5.0%. Series B bonds of ThUS$ 20,059 mature in twenty one years and pay interest at 6.25%. Interest is payable on both Series A and B bonds on June 15 and December 15 of each year with the first payment due on June 15, 2004.

b) Promissory notes

In May 1996, the Company’s subsidiary Masisa Overseas Ltd, issued ThUS$ of fixed rate promissory notes. Series A Promissory notes of ThUS$ mature in 2025 and pay interest at 8.06%. Series B Promissory notes of ThUS$ mature in 2011 and pay interest at 7.82%.

Scheduled payments of the long-term portion of bonds and promissory notes at September 30, 2004 are as follows:

Amounts payable during the period ending September 30,	ThUS$
2005	14,067
2006	30,253
2008	51,349
2009	51,349
2010 and thereafter	141,546

Total	288,564

Amounts payable during the years ending December 31,	ThUS$
2005	20,003
2006	28,494
2008	30,000
2009	71,236
2010 and thereafter	149,978

Total	299,711

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 17 – ACCRUED LIABILITIES

Accrued liabilities include the following:

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Accrued vacations	3,019	3,085	3,308	2,682
Provision for bonuses	345	487	1,004	210
Consulting services	1,283	2,601	3,180	207
Export expenses and freight	2,636	2,448	2,059	2,282
Import expenses	202	2,300	3,068	238
Services	—	—	1,000	1,178
Fines from Venezuela	227	1,063	2,368	704
Provision for major repairs	1,420	1,066	1,197	191
Plantations insurance	—	—	339	—
Others	4,651	4,667	2,218	3,672

Total	13,783	17,717	19,741	11,364

NOTE 18 - SHAREHOLDERS’ EQUITY

a) Changes in capital and reserve accounts for the nine-month periods ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002 and were as follows:

	Common stock	Other reserves	Retained earnings	Development stage deficit	Net loss income for the year	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2002
Balance at December 31, 2001	480,588	126,829	35,281	(15,338)	21,499	648,859
Transfer to retained earnings	—	—	6,161	15,338	(21,499)	—
Capital increase	14,143	—	—	—	—	14,143
Dividends paid			(1,815)	—	—	(1,815)
Decrease in forestry reserve due to appraisal	—	(357)	—	—	—	(357)
Cumulative translation adjustment	—	(3,759)	—	—	—	(3,759)
Deficit of subsidiary in development stage	—	—	—	(21,514)	—	(21,514)
Net income for the year	—	—	—	—	21,009	21,009

Balance at December 31, 2002	494,731	122,713	39,627	(21,514)	21,009	656,566

2003
Balance at December 31, 2002	494,731	122,713	39,627	(21,514)	21,009	656,566
Transfer to retained earnings	—	—	(505)	21,514	(21,009)	—
Capital increase	90,558	—	—	—	—	90,558
Increase in forestry reserve due to appraisal	—	6,861	—	—	—	6,861
Cumulative translation adjustment	—	4,633	—	—	—	4,633
Deficit of subsidiary in development stage	—	—	—	(4,133)	—	(4,133)
Net loss for the period	—	—	—	—	(13,121)	(13,121)

Balance at September 30, 2003 (unaudited)	585,289	134,207	39,122	(4,133)	(13,121)	741,364

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Common stock	Other reserves	Retained earnings	Development stage deficit	Net loss income for the year	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2003
Balance at December 31, 2002	494,731	122,713	39,627	(21,514)	21,009	656,566
Transfer to retained earnings	—	—	(505)	21,514	(21,009)	—
Capital increase	90,558	—	—	—		90,558
Incorporation of net equity balance of Terranova S.A.	16,828	—	—	—	—	16,828
Decrease in forestry reserve due to appraisal	—	(8,391)	—	—	—	(8,391)
Cumulative translation adjustment	—	(771)	—	—	—	(771)
Deficit of subsidiary in development stage	—	—	—	(4,133)	—	(4,133)
Net loss for the year	—	—	—	—	(20,010)	(20,010)

Balance at December 31, 2003	602,117	113,551	39,122	(4,133)	(20,010)	730,647

2004
Balance at December 31, 2003	602,117	113,551	39,122	(4,133)	(20,010)	730,647
Transfer to retained earnings	—	—	(24,143)	4,133	20,010	—
Increase in forestry reserve due to appraisal	—	12,042	—	—	—	12,042
Cumulative translation adjustment	—	136	—	—	—	136
Net income for the period	—	—	—	—	26,222	26,222

Balance at September 30, 2004	602,117	125,729	14,979	—	26,222	769,047

b) Paid-in capital

At September 30, 2004 and December 31, 2003, the capital of the Company was divided into 4,019,837,304 shares outstanding without nominal value.

On September 30, 2003, the Extraordinary Shareholders’ Meeting approved the stock split of Terranova International S.A. into two companies, Terranova with a stated equity balance of ThUS$ 16,828 and Inversiones Internacionales Terranova S.A. with a stated equity balance of ThUS$ 86,589. Following the split on October 31, 2003, Forestal Terranova S.A. was merged into its subsidiary Terranova. As a result of the merger, Terranova’s stated equity balance amounted to US 602,117. Representing the sum of the equity balance of Terranova (ThUS$ 16,828) plus the equity balance of Forestal Terranova S.A (ThUS$ 585,289).

During 2003 and in accordance with a capital increase approved at the Extraordinary Shareholders’ Meeting of Forestal Terranova S.A. (the company merged into Terrranova S.A.) held on April 23, 2003, a total of 215,000,000 no-par-value shares were subscribed and paid for a total of ThUS$ 90,558.

c) Other reserves

Other reserves include the following:

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Forestry reserve	132,502	135,712	120,461	128,852
Cumulative translation adjustment	(6,874)	(1,505)	(6,910)	(6,139)
Others	101	—	—	—

Total	125,729	134,207	113,551	122,713

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d) Treasury shares

As a result of the merger described above, Terranova acquired 87,871,054 of its own shares that were held by Forestal Terranova S.A. before the merger. Additionally, as allowed by Chilean Law certain dissenting shareholders of Forestal Terranova S.A. excercised their redemption rights for the receipt of cash payments. As such, Terranova acquired 2,937,494 shares of Forestal Terranova S.A. which after the merger resulted Terranova holding 13,538,394 of its own shares.

These treasury shares do not have voting rights, are recorded at cost and included under Other long-term assets in the Consolidated Balance Sheets.

NOTE 19 – OTHER NON-OPERATING INCOME

Other non-operating income during each period includes the following:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Gain on sale of goods and services	2,880	750	688	662
Lease of offices, parking lots and others	373	678	610	190
Recovery of write-offs	—	—	35	797
Compensation from insurance	1,102	152	3,620	4,907
Services and commissions related companies	—	—	—	631
Forest bonuses	—	—	—	783
Compensation associated with land expropriated	—	—	82	208
Gain on sale of investments	—	—	—	725
Gain on sale of affiliate (Premdor Mexico)	—	—	—	167
Other	382	965	872	1,003

Total	4,737	2,545	5,907	10,073

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20 – OTHER NON-OPERATING EXPENSES

Other non-operating expenses during each period includes the following:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002
		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Provision for doubtful non-operational account	2,777	—	—	—
Write-down of other assets to fair value	2,833	—	—	—
Temporary shut-down of industrial plant (1)	557	1,220	1,973	521
Idle sawmill expenses (2)	—	—	140	300
Depreciation	—	—	313	481
Loss on sale of related company (Fibramold S.A.)	—	—	—	121
Fees on sale of shares	—	—	133	25
Donations	—	—	324	37
Expenses on advisory services for merger with Masisa	—	—	58	—
Loss on sale of goods and services	552	109	649	414
Severance indemnities	697	—	331	—
Expenses on corporate reorganization	—	—	200	—
Write off of VAT receivable as a result of merger	—	—	809	—
Lease of assets from third parties	—	470	651	200
Provision for insurance	—	—	95	—
Provision for product obsolescence	—	—	—	400
Cost of losses (damages)	782	549	671	55
Other	1,806	1,912	967	895

Total	10,004	4,260	7,314	3,449

(1)	Corresponds to expenses associated with an industrial plant of Masisa which was temporarily idled and depreciation and other expenses generated by the temporary shut down of the Menque industrial plant and the furniture line of the Chillan plant.
(2)	Corresponds to overhead costs incurred on idle sawmills in Venezuela.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

Lawsuits

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in a future period.

As of September 30, 2004, there is an outstanding complaint amounting to ThUS$ 680 for damages to property caused in opinion of the complaint by Forestal Tornagaleones. On September 22, 2003, an appealable judgement was issued against the Company, which limited the scope of the claimed damages but did not fix the amount payable. Such judgement was appealed by the Company. On January 9, 2004, the Court of Appeals of Valdivia accepted the appeal, by annulling the judgement and refusing to accept the complaint filed against the Company in all its parts, including legal costs. The complainant filed a motion to appeal, which remains pending at the date of issuance of these consolidated financial statements. Given the judgement pronounced by the Court of Appeals of Valdivia, the Company believes that the likelihood of success for the complainant is minimal.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 30, 2002, the Chilean Internal Revenue Service issued a tax assessment amounting to ThCh$ 406,545 (ThUS$ 668 at September 30, 2004) for alleged differences in the determination of income taxes by Inversiones Coronel Limitada. The Company has made no provision for this assessment as management believes it will prevail in this case.

Financial Covenants and Restrictions

As a result of certain loan contracts entered by the Company and its subsidiaries, Terranova must abide to certain covenants. The covenants are associated with loan with K.F.W Bank and West L.B Bank, a syndicated loan for ThUS$ 85,000 with various institutions, and a syndicated loan for ThUS$ 65,000 with various institutions. Under the covenants the Company may not substantially change its activities, must provide financial information on a regular basis, must keep its obligations with third parties up to date, obtain the prior approval before transferring or selling a substantial part of its assets or granting such assets as collateral. In addition, the Company must maintain the following financial ratios based on its consolidated financial statements:

-	A maximum debt leverage ratio of 0.85

-	A maximum financial debt to cash generation ratio of 5.50

-	A minimum cash generation to financial expenses of 2.0

-	Minimum net tangible equity of ThUS$ 700,000

All of these obligations are complied with as of the date of the accompanying financial statements

August 2003 Bond Placement – Terranova

In association with the Company’s August 6 and 13, 2003 bond placements of UF 4,000,000, and UF 1,000,000, and ThUS$30,000, the Company must abide by the following covenants:

-	Maintain the registration of the Company in the Securities Register of the SVS.

-	Maintain certain insurance policies with respect to operating assets.

-	Perform operations between related parties under market conditions.

-	Maintain a minimum forestry of 60,000 hectares of Radiata pine forests in Chile with an average age exceeding 8 years.

-	Maintain equity greater than the ThUS$ 600,000.

-	Maintain a ratio of current liabilities to equity no higher than:

i) 1.1 times, between September 30, 2003 through December 31, 2003;

ii) 0.95 times, between March 31, 2004 through December 31, 2004; and,

iii) 0.85 times, from March 31, 2005 through the maturity of bonds.

All these obligations are complied with as of the date of the accompanying financial statements

2003 Bond Placement – Masisa

The bonds issued in 2003 contain covenants establishing certain obligations for Masisa and its subsidiaries, including the following: maintenance of insurance on the principal assets of Masisa in accordance with the

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

industry’s standards; issuance of quarterly and annual financial statements to the representative of the bondholders, both individual and consolidated, abiding by the standards applicable to public corporations; the obligation to provide copies of risk rating reports; the obligation to update the accounting books of Masisa and its subsidiaries; the obligation to perform transactions with subsidiaries under market conditions; a prohibition on providing financing to any entity of the business group, other than the issuer or any of its subsidiaries or investees; and the requirement to maintain a quarterly leverage ratio (defined as the ratio between current liabilities and equity based on the consolidated financial statements) not higher than 0.9 times. All these obligations are complied with as of the date of the accompanying financial statements

Promissory Notes from Private Placement - Masisa

In connection with notes issued in a private placement in the United States during 1996, Masisa and its subsidiaries, Masisa Overseas Ltd. and Masisa Argentina S.A., are contractually committed to maintain certain covenants, which are summarized as follows:

-	Compliance with all laws

-	Maintenance of insurance on properties and businesses

-	Maintenance of properties in good repair, working order and condition

-	Payment of taxes and claims

-	Maintenance of financial covenants as follows:

a) Masisa must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of (a) ThCh$ 140,493,573 (ThUS$ 230,733 at September 30, 2004) and (b) an amount equal to 40% of the cumulative amount of Recurring Net Income (defined as net income less extraordinary or non-recurring gains) of the Company for each fiscal year commencing after December 31, 1996 (as shown on the consolidated financial statements).

b) Masisa will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

c) Masisa will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 1.5 to 1.

-	Ownership obligations

a) Masisa will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.

b) Masisa will at all times own at least 66 2/3% of the outstanding voting securities of Masisa Argentina S.A.

All these obligations are complied with as of the date of the accompanying financial statements.

Fibranova C.A. and Andinos C.A.

The Th$US 19,000 loan obtained by the Venezuelan subsidiaries, Fibranova C.A. and Andinos C.A., on February 26, 2004 requires the Company, as a guarantor, to adere to certain covenants. Under the covenants, the Company may not substantially change its activities, may not substantially change its ownership in the subsidiaries, must provide financial information on a regular basis, must keep its obligations with third parties up to date, obtain the prior approval before transferring or selling a substantial part of its assets or granting such assets as collateral.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All of these obligations have been complied with as of the date of the accompanying financial statements.

Raboinvestments Chile S.A.

On October 15, 1999, Tornagaleones entered into a loan agreement with Raboinvestments Chile S.A. for ThUS$ 13,693. Under terms of the agreement the company collateralized the loan with plantations and land for the term of the loan that expires in 3 years. The book value of the plantations is ThUS$ 17,478 and the book value of the land is ThUS$ 4,758 at September 30, 2004.

Dresdner Bank and Banco Security

Forestal Tornagaleones S.A., though its subsidiary Forestal Argentina S.A., has loans outstanding with Dresdner Bank and Banco Security which commenced in December 2001. Such loans proceeds were used for financing new plantations, purchase of property and financial debt restructuring. The loan covenants require the maintenance of equity of at least ThUS$ 80,000, debt leverage ratio lower than or equal to 0.4 times, ratio of equity and long-term debt to fixed assets equal to or higher than 1, and a ratio of EBITDA to financial expenses higher than or equal to 1.5 times.

On March 18, 2004, Masisa replaced its subdidiary Forestal Tornagaleones as the guarantor of this debt.

All these obligations are complied with as of the date of these financial statements.

The Bank of Nova Scotia

In connection with the loan of US$ 25 million granted by The Bank of Nova Scotia, in which Scotiabank Sud Americano acted as an agent, Masisa and/or its subsidiaries are obligated to the following covenants: maintaining a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintaining a coverage over financial expenses not lower than 3; maintaining a consolidated equity not lower then UF 14,800,000 (ThUS$ 417,841 at September 30, 2004); Masisa cannot sell, transfer, dispose of, promise to sell or dispose of its current stake in the ownership of its subsidiaries, with the exceptions set forth in the contract; Masisa cannot pledge assets that are essential for the normal operation of the business, except under the conditions provided for in the contract; Masisa cannot grant loans to its shareholders for operations outside the regular course of business. All these obligations are complied with as of the date of the accompanying financial statements

Comerica Bank

Masisa has the following covenants associated with its loan of US$ 15 million granted by Comerica Bank. Convenants include: maintenance of insurance on the principal assets in accordance with industry standards; updating accounting records of Masisa and its subsidiaries; compliance with current laws and regulations; compliance with the payment of every obligation derived from debt contracts; maintenance of Masisa is line of business; prohibition on issuing certain guarantees on its assets, except for those existing upon signature of the agreement and others such as chattel mortgage on new assets purchased in Masisa’s ordinary line of business; performance of transactions with the subsidiaries under market conditions; prohibition on merging Masisa with any other company, or liquidating or dissolving it, and selling or renting its assets, property or businesses, except on the terms agreed upon in the contract; limitation on the debt contracted and loans granted to those conforming with the conditions stated in the agreement; maintenance of a consolidated equity not lower than UF 14,800,000 (ThUS$ 417,841 at September 30, 2004); maintenance of an interest coverage ratio (defined as operating cash flow over net financial expenses) of at least 3; and maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1. All these obligations are complied with as of the date of the accompanying financial statements.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Banco de Chile

Masisa has the following covenants associated with its credit line for US$ 15 million granted by Banco de Chile. Convenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least UF 14,800,000 (ThUS$ 417,841 at September 30, 2004); and a prohibition on selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in accordance with the terms agreed upon in the contract. All these obligations are complied with as of the date of the accompanying financial statements.

Dresdner Bank L.A. - Forestal Argentina S.A.

In accordance with loans contracted, this subsidiary is obligated to comply with certain covenants that are derived from the financial statements of this subsidiary issued in accordance with accounting principles generally accepted in Argentina.

These covenants include the maintenance of:

-	A ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to financial expenses equal to or higher than 1.8 times;

-	Debt leverage lower or equal to 0.50; and

-	Net equity of at least US$ 50 million.

Non-compliance with any of the above obligations can require the immediate payment of the amounts owed, as if they had matured and were currently collectable.

The subsidiary was not in compliance with its net equity covenant based on its subsidiary’s financial statements at December 31, 2003 and 2002. On August 27, 2002, Dresdner Bank L.A. released the Company from its obligation to comply with the financial covenants set forth in its loan contract. On January 28, 2003, the bank extended the release from complying with the covenant of maintaining a minimal equity until April 30, 2003. On May 12, 2003 the bank reported in writing to Forestal Argentina S.A. that it was in the process of studying the balance sheets audited at December 31, 2002. It also advised that, as long as such analysis, as well as the restructuring of the covenant of minimum equity is not concluded, it would not declare a default event for non-complying with such covenant. On August 22, 2003, the bank advised the company that it was still studying such balance sheets and, as long as the examination has not been concluded, it would not declare a default event for non-compliance of the covenant. On January 8, 2004, the bank reported to the Company that, with retroactive effect to June 30, 2003 and until February 29, 2004, it released the Company from complying with the obligation to maintain a minimum equity as outlined in the borrowing documents.

On March 18, 2004, Masisa became the guarantor of the loan granted to its subsidiary Forestal Argentina S.A. by Dresdner Bank L.A. The amendment requires Masisa, as a guarantor, to comply with certain covenants.

As of September 30, 2004, Masisa is in compliance with the covenants.

Other Contracts and Commitments

Shareholders’ agreement – Oxinova C.A

With the incorporation of the unconsolidated subsidiary, Oxinova C.A,. in Venezuela, the Company’s subsidiary, Inversiones Internacionales Terranova S.A., signed a shareholders’ agreement with Oxiquim S.A.,

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

restricting it from selling its shares in Oxinova C.A., pledging such shares as collateral, or establishing rights in favor of third parties of such shares. Inversiones Internacionales Terranova S. A. must also maintain direct control of Fibranova C.A. through Terranova S.A.

In relation to this, on May 23, 2002, Inversiones Internacionales Terranova S.A. signed a shareholders’ agreement with Corporación Venezolana de Guayana (CVG), a Venezuelan governmental agency, to regulate and manage the construction and operation of a river port in the north riverside of the Orinoco River, Macapaima, Venezuela. At of the issuance date of these financial statements, such company has not been established.

Wood purchase contract

In May 1997, the subsidiary Terranova de Venezuela S.A. signed a contract with CVG Proforca C.A. for the right to use two plots of land of 59,000 hectares in the State of Monogas in Venezuela. The term of this contract is 30 years.

The signed contract implies the following conditions:

-	The land where the plantations are located are the sole property of CVG Proforca C.A. and are not part of the contract.

-	All future expenses and costs to obtain all required permits shall be the responsibility of Terranova de Venezuela S.A.

-	CVG Proforca C.A. shall compensate Terranova de Venezuela S.A. for any costs incurred due to a breach of contract by CVG Proforca C.A., the owner and operator of the assets.

-	Terranova de Venezuela S.A. shall comply with all environmental standards regarding fire prevention, industrial hygiene and safety, logging operations, and the maintenance of roads and infrastructure, plus fire prevention and operating plan.

-	Terranova de Venezuela S.A. shall purchase insurance policies to cover third party expenses with CVG Proforca C.A. being appointed as the beneficiary.

Uverito sawmill lease contract

In May 1997, the subsidiary Terranova de Venezuela S.A. signed a sawmill lease contract with CVG Proforca C.A. for fifteen years starting in 1997, for a lump sum payment of ThUS$10,000. The Company is subject to the following conditions:

-	The Company shall be responsible for all necessary equipment maintenance and repair expenses.

-	All improvements shall be the property of the Company and may be removed by the lessee as long as such removal does not damage the leased property.

-	The Company shall be responsible for all utility expenses, including electricity, water, telephone and other services, incurred in the commercial operation of the sawmill. The lessor shall be liable for all property taxes, and the lessee for any operations-related taxes.

-	All equipment must be insured against all risks with CVG Proforca C.A. being appointed as beneficiary.

Contract for the use of 30,000 hectares

In May 1997, the subsidiary Terranova de Venezuela S.A. signed a contract with CVG Proforca C.A., giving it the rights to use a plot of land of 30,000 hectares. The term of this contract is 30 years; however, the

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rights to use it will cease after Terranova de Venezuela S.A. has exploited all the forestry resources, after the twentieth year. In consideration, Terranova de Venezuela S.A. will transfer to CVG Proforca ownership over certain forestry resources.

Under the contract, Terranova de Venezuela committed, among other things, to the following:

-	Reforest at its expense and for its benefit, (except for the previously mentioned consideration to CVG Proforca) the portions of land that have been harvested by the Company during the first twenty years of the term of that contract.

-	Post a surety bond in favor of CVG Proforca for a total amount of ThUS$ 300 for the obligations assumed under this contract.

Annual contract with the company CVG. PROFORCA.

During the month of April 2000, Terranova Venezuela S.A., signed a contract with CVG PROFORCA, for the annual purchase of 400,000 cubic meters SSC of Caribbean pine commercial wood at a fixed price.

Deferred customs duties

As of September 30, 2004, Terranova S.A. owes deferred customs duties in the amount of ThUS$ 1,174 (ThUS$ 1,348 and ThUS$ 2,135 in 2003 and 2002, respectively). From these duties, ThUS$ 1,024 have not been recorded as liabilities since it is expected that certain export incentive credits due from the custom authorities will be applied against the amounts due. The remainder of ThUS$ 150 has been recorded as long-term liabilities as no offsetting credits are anticipated.

Insurance Contracts

The significant insurance policies purchased by Terranova and its subsidiaries as of September 30, 2004, are the following:

-	Plantation insurance for a total coverage of ThUS$ 323,743 for certain Chilean subsidiaries

-	Property and inventory insurance for certain Chilean subsidiaries for a total coverage of approximately ThUS$ 253,049 and ThUS$ 75,504 to cover fixed costs in case of plant shutdown.

-	Civil liability, personal accident and third-party liability insurance for a total coverage of ThUS$ 10,000.

-	The Brazilian subsidiaries have plantation insurance for a total coverage of ThUS$ 58,235, other property of ThUS$ 180,374 and civil liability for ThUS$ 32,195.

-	The Venezuelan subsidiaries have insurance as follows: coverage of ThUS$ 235,639 for construction and building and coverage of ThUS$ 31,500 for certain other risks.

-	Subsidiaries in Mexico have insurance for a total coverage of ThUS$ 30,629 for physical property, and coverage of ThUS$ 4,060 for civil liability and other.

-	The subsidiaries in Argentina have the following insurance: coverage of ThUS$ 34,629 corresponding to forest plantations, coverage of ThUS$ 175,520 relating to other assets and coverage of ThUS$ 23,400 corresponding to civil liability.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company maintains the following indirect guarantees:

				Balances pending
Guarantee creditor	Entity	Relation	Type of guarantee	September 30,		December 31,
				2004	2003	2003	2002
				ThUS$	ThUS$	ThUS$	ThUS$
					(unaudited)
Banco Santander-Chile	Oxinova C.A.	Equity investee	Surety Bond	858	1,286	1,286	2,573
Banco Security	Oxinova C.A.	Equity investee	Surety Bond	—	1,775	—	1,775
Banco de Chile	Oxinova C.A.	Equity investee	Surety Bond	4,900	398	4,900	—
Corpbanca	Oxinova C.A.	Equity investee	Surety Bond	—		—	431

NOTE 22 - SUBSEQUENT EVENTS

On October 5, 2004, Masisa entered into two foreign currency forward contracts for a notional amount of US$ 60 million to hedge foreign exchange exposure related to UF denominated bond debt. Additionally, Masisa entered into a foreign currency forward contract for US$ 20 million to hedge foreign currency exchange exposure of Mexican peso denominated costs.

There have been no other subsequent accounting or financial events during the period from September 30, 2004 through the date on which these financial statements were prepared, November 15, 2004, which could significally affect their interpretation.

NOTE 23 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from the accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Functional currency, reporting currency and inflation accounting

i) Terranova

Since the year ended December 31, 1992, the functional and reporting currency of the Company has been the US dollar. For the years prior to 1992, the Company presented its financial statements in Chilean pesos restated to reflect the full effects of the change in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2 d), is based on a model which enables the calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, and allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the change in functional and reporting currency in 1992, for Chilean GAAP purposes, the Company’s accounting records, which until December 31, 1991 had been maintained in its former functional currency, Chilean pesos adjusted for the effects of price level changes, were translated to US dollars by dividing all of the Company’s assets and liabilities by the Chilean peso–US dollar exchange rate prevailing on December 31, 1991.

Pursuant to US GAAP, when a change in functional currency occurs previously issued financial statements should not be restated and a change in the functional currency should be reported prospectively from the date of the change. If the functional currency changes from a non-inflation adjusted local currency to the U.S. dollar, the translated amounts using the exchange rate prevailing at the end of the period prior to the change for nonmonetary assets and liabilities and equity accounts become the accounting basis in the period of the change and in subsequent periods. However, in the case of a change from a price-level adjusted currency, such as the Chilean peso, to the US dollar, US GAAP requires the elimination of the accumulated inflation effects on all assets and liabilities for all periods prior to the date of the change before the translation to US dollar. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for the nine-month periods ended September 30, 2004 and 2003 and for the year ended December 31, 2003, the Company has (1) eliminated all price-level adjustments of all non-monetary assets and liabilities originated prior to January 1, 1992 and (2) translated all non-monetary assets, liabilities and shareholders’ equity accounts based on the prevailing exchange rate on December 31, 1991.

ii) Masisa

For the nine-month periods ended September 30, 2004 and 2003 and for the year ended December 31, 2003, the reporting currency of the consolidated subsidiary Masisa is the US dollar. Prior to January 1, 2003, Masisa reported its financial statements in Chilean pesos. Effective January 1, 2003 and following the approval of the appropriate Chilean regulatory authorities, Masisa changed its reporting currency to the US dollar in order to be consistent with Terranova’s financial functional and reporting currency and to facilitate Terranova’s consolidation process for financial reporting purposes. Masisa’s functional currency has not changed and remains the US dollar.

As a result of the change in reporting currency in 2003, for Chilean GAAP purposes, Masisa’s accounting records, which until December 31, 2002 had been maintained in Chilean pesos adjusted for the effects of price level changes, were translated to US dollars by dividing all of the Company’s assets and liabilities by the Chilean peso–US dollar exchange rate prevailing on December 31, 2002.

Under US GAAP, a change in reporting currency from a price-level adjusted currency such as the Chilean peso to the US dollar requires the financial statements for the nine-month periods ended September 30, 2004 and 2003 and for the years ended December 31, 2003 to be recast as if the US dollar had been used for all periods. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for all periods presented, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; and (3) remeasured non-monetary assets and liabilities based upon exchange rates at the date of acquisition of Terranova’s control or historical exchange rates if later.

iii) Subsidiaries with accounting records maintained in inflation adjusted Chilean pesos

The Company consolidates those subsidiaries that maintain their accounting records in Chilean pesos adjusted for inflation by translating all peso adjusted for inflation assets, liabilities, revenues and expenses using the exchange rate prevailing at the end of each period. Also, in accordance with Chilean GAAP, the Company

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

records a translation adjustment included in shareholders’ equity derived from the net difference between the value of its investment in those subsidiaries resulting from the movement in the exchange rate between the Chilean peso and the US dollar, the Company’s functional currency.

Pursuant to US GAAP, subsidiaries which maintain their records in a currency other than its functional currency, must remeasure their financial statements into the functional currency before translating to the reporting currency. For all subsidiaries, the functional currency is the US dollar for US GAAP purposes. All monetary assets and liabilities are remeasured based on current exchange rates and all non-monetary assets and liabilities and shareholders’ equity are remeasured based on historical exchange rates. Revenues and expenses are remeasured at the weighted-average of the exchange rates in the period. All remeasurement effects are recorded as a component of net income.

Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for the nine-month periods ended September 30, 2004 and 2003 and the year ended December 31, 2003, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; (3) remeasured non-monetary assets, liabilities and shareholders’ equity accounts based on historical exchange rates; and (4) remeasured revenues and expenses at the weighted-average of the exchange rates in the period.

In accordance with Chilean GAAP, for subsidiaries that maintain accounting records in Chilean pesos, monetary assets or liabilities denominated in US dollars are translated to Chilean pesos at year-end exchange rates and the corresponding adjustment is included in net income for the subsidiary. Pursuant to US GAAP, this adjustment is not required for monetary assets and liabilities denominated in US dollars as the Company’s functional currency is the US dollar.

The effects resulting from the above differences between the Chilean GAAP financial statement presentation and currency translation and the methods described above for US GAAP purposes are presented net of the corresponding tax effects as an adjustment to Chilean GAAP net income. The cumulative effect of these adjustments has been presented net of the corresponding tax effect as an adjustment to Chilean GAAP net equity. The adjustments are included in paragraph 1 r) below.

b) Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. For US GAAP purposes, in prior years the Company applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 r) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 a) below.

c) Revaluation of timber resources

As mentioned in Note 2 i) certain timber assets are reported in the financial statements at amounts determined in accordance with an annual technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation for both investments in unconsolidated affiliates and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 r), below. As previously indicated in Note 2 i), the revaluation of timber resources is not given effect in the Consolidated Statement of Income under Chilean GAAP and therefore no US GAAP adjustment is necessary.

d) Revaluation of property, plant and equipment

As described in Note 2 i), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a one-time technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph 1 r).

e) Business combinations, goodwill and negative goodwill

Under US GAAP, the purchase method is used for all business combinations. The acquired company’s assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets, including intangibles, and liabilities of the acquired company have been adjusted to their fair value, at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. SFAS No. 141, “Business Combinations”, establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be allocated pro rata to the acquired assets or written off immediately as an extraordinary gain. Goodwill and certain specifically identified intangibles are assigned an indefinite useful life. Accordingly, no goodwill amortization expense is recorded for US GAAP purposes. Goodwill and indefinite life intangibles are subject to annual impairment tests based on the fair value method.

Until December 31, 2003, under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i) Acquisition of Masisa

Under Chilean GAAP, the purchase of 43.16% interest in Masisa in July 2002 resulted in negative goodwill amounting to ThUS$ 40,381 as described in Note 12.

The following table sets forth the US GAAP purchase accounting adjustment relating to the purchase of 43.16% interest in Masisa:

ThUS$
Net book value of Masisa (as of date of acquisition)	426,086
Incremental fair value of identified intangible asset (1)	20,658
Increase in deferred taxes for intangible asset	(3,512)
Elimination of acquired Masisa’s goodwill and negative goodwill	(695)
Adjustment to net tangible assets of Masisa to reconcile to fair value	(64,718)
Increase in deferred taxes for adjustment to net tangible assets of Masisa to reconciliable to fair value	13,012

Fair value of Masisa as of date of acquisition.	390,831
Fair value of interest acquired in Masisa (43.16%)	168,683

Purchase price (2)	145,580
Negative goodwill under US GAAP allocated to property, plant and equipment and intangible assets(3)	(29,245)

Negative goodwill under US GAAP allocated to Deferred income taxes (3)	6,142

1)	Identified intangible with an indefinite life associated with Masisa brand name.
2)	Purchase price pursuant to US GAAP includes acquisition expenses amounting to ThUS$ 957. Under Chilean GAAP, acquisition expenses are expensed as incurred.
3)	Negative goodwill has been allocated as a pro rata reduction to property, plant and equipment, intangible assets and related deferred income taxes effects, in accordance with the provisions of SFAS No. 141.

ii) Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A.

Under Chilean GAAP, goodwill and negative arising from the purchases made by Masisa of Maderas y Paneles S.A., Masisa Cabrero S.A. and Forestal Tornagaleones S.A in years prior to its acquisition from the Company are recorded at book values and amortized over 20 years. Under US GAAP, an acquiring company should not recognize the goodwill previously recorded by an acquired entity.

iii) Corporación Forest Guayamure C.A.

Negative goodwill resulting from the purchase by the Company of Corporación Forest Guayamure C.A. is being amortized over 20 years under Chilean GAAP. Under US GAAP, this negative goodwill would have been allocated pro-rata to the forests as of the acquisition date resulting in lower cost of sales when the forest acquired is harvested. The difference between amortizing the negative goodwill to income over 20 years under Chilean GAAP and the impact under the full allocation method pursuant to US GAAP has been included in the reconciliation of net income and shareholders’ equity.

iv) Terranova

As described in Note 12, Terranova acquired the remaining 40% interest in Terranova International S.A. from its indirect controlling shareholder in October 2003. Under Chilean GAAP, the difference between the

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consideration paid and the book value of Terranova Internacional S.A. was recorded as negative goodwill which is being amortized to income over twenty years. Under US GAAP, the shares acquired from indirect controlling shareholders were considered to be an exchange of ownership interests between companies under common control. As such, the difference between the purchase price paid by Terranova and the 40% of net book value of Terranova International S.A. would have been considered a capital investment and recorded as additional paid-in capital in the consolidated shareholders’ equity of Terranova.

v) Amortization of Goodwill and Intangible Assets

Under US GAAP, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

The Company has performed the impairment test of the goodwill originated on the acquisition of Terranova Forest Products, Inc and the intangible asset associated with the 43.16% acquisition of Masisa and did not identify any impairment.

The adjustments for the differences in accounting for business combinations, goodwill and negative goodwill between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 r) below.

f) Capitalization of interest and exchange differences

Under Chilean GAAP, the capitalization of interest costs is optional. As described in Note 2 i), the Company capitalizes financing costs on long-term investment projects in a manner consistent with US GAAP.

Under Chilean GAAP, foreign exchange gains and losses associated with foreign-currency denominated debt, which qualifies for interest capitalization, can be netted against the corresponding capitalized interest. Under US GAAP, only the interest on the qualifying debt related to investment projects is capitalized and foreign currency gains and losses on foreign-currency denominated debt is recorded in income as a non-operating gain or loss.

Under Chilean GAAP, the Company also capitalizes interest costs incurred in connection with the development of its forests. Under US GAAP, interest costs incurred to finance the development of forests are not normally capitalized.

The adjustments for the reversal of capitalizing interest costs incurred in connection with the development of forests and the netting of foreign-currency gains and losses against interest capitalized pursuant to Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 r) below.

g) Development stage results of operations

For Chilean GAAP purposes, the investment in the majority-owned subsidiary Fibranova C.A. was accounted for pursuant to the equity method until March 31, 2003 and the investor’s proportional share of the subsidiary’s results of operations during its development stage are recorded as a direct debit to shareholders’ equity and are never recognized in earnings. For US GAAP purposes, majority-owned subsidiaries in the

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

development stage would be consolidated and the results of their operations charged directly to income. The difference between recording development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of net income under paragraph 1 r) below.

h) Treasury stock

As mentioned in Note 9, during the fourth quarter of 2003, the Company recorded its own shares obtained as a result of the legal reorganization described in Note 1 and shares purchased from dissenting shareholders who exercised their redemption rights as an asset. Under US GAAP, such shares would be recorded as Treasury stock as a reduction of Shareholders’ equity. The effect of such difference as of September 30, 2004 and December 31, 2003 is included under paragraph 1 r) below.

i) Derivative contracts

At September 30, 2004 and 2003 and December 31, 2003, the Company had derivative contracts consisting of interest rate swap agreements which have been designated as hedges of forecasted transactions. These contracts were obtained to mitigate interest rate risk with respect to certain variable interest rate debt.

Pursuant to Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”). Pursuant to TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

Contracts to hedge forecasted transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (a cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

At September 30, 2004 and 2003 and December 31, 2003, the Company has not entered into hedges of existing items.

For US GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138 (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

While the Company entered into derivatives for the purpose of mitigating its interest rate risk, these contracts do not meet the requirements to qualify for hedge accounting under US GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect of the differences in accounting for derivative financial instruments are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 r) below.

j) Timber cutting rights

In May 1997, the Company entered into a US$ 28.5 million contract with CVG-Proforca, a Venezuelan governmental entity, for the rights to use and harvest 59,000 hectares of plantation consisting of Caribbean type lumber for a term of 30 years. As a condition to enter into this contract, the Company was required to enter into a fifteen year operating lease contract for a sawmill owned by CVG Proforca requiring a payment of US$ 10 million. At the inception of both contracts, the Company paid the full amounts totaling US$ 38.5 million.

Under Chilean GAAP, the US$ 28.5 million paid was capitalized as purchased timber resources and included in Property, plant and equipment in the Consolidated Balance Sheet. The accounting policy pursuant to Chilean GAAP for timber resources is described above in Note 2 i). Further, under Chilean GAAP, the US$ 10 million paid for the lease contract was capitalized as an intangible and included under Other assets in the Consolidated Balance Sheets. This intangible is amortized proportionally based on the cubic meters of forest harvested as a percentage of total forests estimated to be harvested.

Under US GAAP, the US$ 38.5 million paid would be allocated to the estimated fair values of (1) the timber purchased as of the date of the contract, (2) the lease contract for the sawmill with an estimated useful life of eighteen years and (3) the intangible asset acquired for the right to cut timber. The Company is not using the sawmill in its own operations; however, it is sub-leased to a third party under an operating lease. Additionally and based on the conditions of the lease contract, the lease would be accounted for as a capital lease. Subsequently, the cost of the timber purchased would be charged to cost of sales proportionally based on the cubic meters of timber harvested as a percentage of total timber purchased. Cost of sales would also include the amortization of the intangible (forest rights) which would be amortized based on the volume of timber harvested as a percentage of total timber to be harvested under the contract.

The effect of the differences in accounting for the contracts described above are included in the reconciliation of Chilean GAAP and US GAAP in paragraph 1 r) below.

k) Asset retirement obligation

As part of the contract with CVG-Proforca for the right to use and harvest 59,000 hectares of plantation, the Company is required to reforest 7,500 hectares upon the termination of the contract on May 23, 2027. The contract requires that on expiration of the contract, each hectare should have at least four hundred Caribbean type lumber trees with a minimum age of ten years.

Pursuant to US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) as of January 1, 2003. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. For US GAAP purposes, the Company considers that the contractual obligation to reforest 7,500 hectares meets the definition of an asset retirement obligation under SFAS 143.

Under Chilean GAAP, there is no specific pronouncement related to asset retirement obligations; however, under current practice, the cost associated with the asset retirement obligation is typically recorded when incurred. Through September 30, 2004, the Company has not incurred any costs associated with this obligation for Chilean GAAP reporting.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The adjustments for the differences in accounting for asset retirement obligations between Chilean GAAP and US GAAP, as described above, are shown in the reconciliation of net income and shareholder’s equity in paragraph 1 r) below.

l) Direct financing lease agreement

During 2001 and 2002, the Company’s subsidiary, Terranova Brazil Ltd., sold certain harvesting equipment financed without interest charges over 48 months but retained title with respect to the machinery. The agreements were consummated as part of an outsourcing initiative related to harvesting activities to third parties. Contemporaneous with the sale of the equipment, service agreements were consummated for such parties to whom the equipment was sold to provide services to Terranova Brazil Ltd. Payments for services by Terranova Brazil Ltd. to the counterparties are reduced by the amount of the installments due by such counterparties under the financed sale of equipment.

Pursuant to Chilean GAAP, the Company has classified the historical cost of equipment sold under the agreement under Other assets in the Consolidated Balance Sheet and has not depreciated the equipment since the date of the sale agreements. A liability has been recorded under Other current liabilities in the Consolidated Balance Sheet for installments paid by the counterparties or for which service payments were reduced in the amount of the installments.

Under US GAAP, this transaction would be accounted for as a sale pursuant to a direct financing lease agreement.

An adjustment to derecognize the equipment and the liability received for payments received from the Consolidated Balance Sheet and to recognize the receivable from counterparties discounted to present value and the interest earned has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 r).

m) Equipment held for sale

The Company’s subsidiary, Terranova Brazil Ltd., has discontinued the use of certain equipment and during 2003 decided to sell it. Under Chilean GAAP, the Company reclassified such equipment to Other assets in the Consolidated Balance Sheet and discontinued its depreciation.

For US GAAP purposes and until December 31, 2002, such equipment did not meet the criteria of a long-lived asset to be disposed of by sale or otherwise as defined by SFAS No. 144, “Accounting for the Impairment or Disposal of long-lived Assets.” During 2003, the conditions for considering the equipment as an asset to be disposed of by sale were met. As such, the equipment would be recorded at the lower of carrying amount or fair value less costs to sell in the US GAAP balance sheet as of September 30, 2004 and 2003 and December 31, 2003.

An adjustment to recognize depreciation expense and accumulated depreciation until the date the equipment qualified as an asset held for sale under US GAAP and to recognize the difference between carrying amount and fair value less cost to sell has been included in the Chilean GAAP to US GAAP reconciliation below under paragraph 1 r).

n) Minority interest

The proportional effects of the US GAAP adjustments described above related to the Company’s subsidiaries, have been included in the reconciliation of net income and shareholders equity in paragraph 1 r) below.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

o) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes guidelines for the presentation of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There are no differences between net income in accordance with US GAAP and comprehensive income in accordance with US GAAP. Additionally, there are no items impacting accumulated comprehensive income.

p) Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities (“VIEs”) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations on proposed modifications to FIN 46 and re-issued FIN 46 (“Revised Interpretation”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Revised Interpretation for all VIEs was effective for the Company’s second quarter of fiscal 2004. The Company has not entered into any material arrangements with VIEs created after January 31, 2003. Further, the Company evaluated the provisions under the Revised Interpretation on its arrangements prior to February 1, 2003 and determined that the Company did not have an interest in any material VIEs, including Special Purpose Entities, which have an impact on its financial position, results of operations and cash flows.

q) Balance sheet and Income statement classifications under US GAAP

i) As disclosed in Note 2 n), under Chilean GAAP, the Company has classified the discount on the issuance of bonds amounting to ThUS$ 9,300, ThUS$ 5,690 (unaudited) and ThUS$ 10,147 as of September 30, 2004 and 2003 and December 31, 2003, respectively, in prepaid assets and other assets. Under US GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, the discount on the issuance of bonds should be reported in the balance sheet as a direct reduction from the face amount of the related bonds instead of a deferred charge.

ii) As disclosed in Notes 19 and 20, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e., certain gains and losses on sales of property, plant and equipment; write-downs of property, plant and equipment; depreciation of equipment temporarily out of service, provisions for accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist as summarized in Note 24 r) bellow. As a result of these reclassifications pursuant to US GAAP, operating income amounted to ThUS$ 72,783, ThUS$ 16,621 (unaudited) and ThUS$ 12,853 for the nine-month periods ended September 30, 2004 and 2003 and the year ended December 31, 2003, respectively.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

r) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Nine-month period ended September 30,		Year ended December 31, 2003
	2004	2003
		(unaudited)
	ThUS$	ThUS$	ThUS$
Net income (loss) as shown in the Chilean GAAP financial statements	26,222	(13,121)	(20,010)
Effect for change in functional currency (par. 1 a)	911	(148)	(3,405)
Effect for change in reporting currency (par. 1 a)	130	1,043	(547)
Inflation adjustments (par. 1 a)	(380)	(345)	(567)
Deferred income taxes-reversal of complementary accounts (par. 1 b)	3,530	(105)	(510)
Revaluation of property, plant and equipment (par. 1 d)	22	22	29
Business combinations, goodwill and negative goodwill (par. 1 e):
Goodwill and negative goodwill amortization	437	437	583
Acquisition of Masisa – amortization of fair value of assets and liabilities	2,761	3,121	4,434
Elimination of acquired goodwill and negative goodwill – Masisa	(2,085)	(1,942)	(2,472)
Capitalization of interest (par. 1 f)	(2,201)	(3,259)	(6,639)
Capitalization of exchange differences (par. 1 f)	(81)	487	1,473
Development stage results of operations (par. 1 g)	—	(4,133)	(4,133)
Derivative contracts (par. 1 i)	2,750	(5,165)	(4,477)
Timber cutting rights (par. 1 j)	1,056	904	1,118
Asset retirement obligation (par. 1 k)	(87)	(71)	(92)
Direct financing lease agreement (par. 1 l)	(15)	238	163
Equipment held for sale (par. 1 m)	—	(193)	(193)
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	(1,110)	669	(546)
Net effects of US GAAP adjustments on minority interest (par. 1 n)	633	6,306	5,570

Net income (loss) in accordance with US GAAP	32,493	(15,255)	(30,221)

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At September 30,		At December 31, 2003
	2004	2003
		(unaudited)
	ThUS$	ThUS$	ThUS$
Shareholders’ equity as shown in the Chilean GAAP financial statements	769,047	741,364	730,647
Effect for change in functional currency (par. 1 a)	(23,627)	(25,060)	(24,128)
Effect for change in reporting currency (par. 1 a)	78,465	76,693	78,121
Inflation adjustments (par. 1 a)	(54,788)	(54,197)	(54,690)
Deferred income taxes – reversal of complementary accounts (par. 1 b)	(21,205)	(21,735)	(24,735)
Revaluation of timber resources (par. 1 c)	(129,353)	(132,534)	(117,290)
Revaluation of property, plant and equipment (par. 1 d)	(3,149)	(3,178)	(3,171)
Business combinations, goodwill and negative goodwill (par. 1 e):
Goodwill and negative goodwill amortization	8,061	1,020	7,875
Acquisition of Masisa – amortization of fair value of assets and liabilities	9,272	5,198	6,511
Elimination of acquired goodwill and negative goodwill – Masisa	(5,544)	(2,929)	(3,459)
Capitalization of interest (par. 1 f)	(52,588)	(47,007)	(50,387)
Capitalization of exchange differences (par. 1 f)	(2,411)	(3,316)	(2,330)
Treasury stock (par. 1 h)	(18,378)	—	(18,378)
Derivative contracts (par. 1 i)	(2,123)	(5,561)	(4,873)
Timber cutting rights (par. 1 j)	(770)	(2,040)	(1,826)
Asset retirement obligation (par. 1 k)	(509)	(401)	(422)
Direct financing lease agreement (par. 1 l)	(410)	(321)	(395)
Equipment held for sale (par. 1 m)	(373)	(373)	(373)
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	4,782	6,036	5,892
Net effect of US GAAP adjustments on minority interest (par. 1 o)	(1,337)	(1,283)	(2,020)

Shareholders’ equity in accordance with US GAAP	553,062	530,376	520,569

The changes in shareholders’ equity determined under US GAAP were as follows:

ThUS$
Balance at December 31, 2002	455,073
Capital increases	90,558
Net loss for the period	(15,255)

Balance at September 30, 2003 (unaudited)	530,376

Balance at December 31, 2002	455,073
Capital increases	90,558
Additional paid-in capital	6,709
Treasury stock	(1,550)
Net loss for the year	(30,221)

Balance at December 31, 2003	520,569
Net income for the period	32,493

Balance at September 30, 2004	553,062

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Additional US GAAP disclosure requirements

a) Earnings per share

SFAS No. 128, “Earning Per Share”, requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common stockholders divided by the weighted-average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares that can be acquired from the proceeds of the options assumed to be exercised. Diluted EPS is equal to basic EPS for all periods presented as the Company did not have any potentially dilutive securities. The following disclosure of earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under US GAAP:

	Nine-month period ended September 30,		Year ended December 31, 2003
	2004	2003
		(unaudited)
	US$	US$	US$
Basic and diluted earnings (losses) per share under Chilean GAAP	0.007	(0.004)	(0.006)

Basic and diluted earnings (losses) per share under US GAAP	0.008	(0.005)	(0.009)

Weighted average number of shares of common stock outstanding (in thousands)	3,918,428	3,213,483	3,391,168

b) Income taxes

The provisions for income taxes charged to the results of operations pursuant to US GAAP were as follows:

	Nine-month period ended September 30,		Year ended December 31, 2003
	2004	2003
		(unaudited)
	ThUS$	ThUS$	ThUS$
Deferred tax expense (benefit) under Chilean GAAP:
Chile	(1,834)	283	(4,718)
Foreign	(854)	2,015	(1,260)
Additional deferred tax expense (benefit) under US GAAP:
Chile adjustment	(2,342)	(579)	1,044
Foreign adjustment	(78)	15	12

Total deferred tax provision under US GAAP	(5,108)	1,734	(4,922)

Current year provision for income tax:
Chile	4,848	3,010	4,433
Foreign	2,922	632	940

Total current income tax provision under US GAAP	7,770	3,642	5,373

Total provision (benefit) under US GAAP	2,662	5,376	451

All of the income tax provision in each year arise from Chilean, Argentine, Mexican, Ecuadorian, Peruvian, Venezuelan, United States and Brazilian sources.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets (liabilities) are summarized as follows:

	At September 30,		At December 31, 2003
	2004	2003
		(unaudited)
	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(44,491)	(44,107)	(41,621)
Inventories	(4,264)	(4,894)	(4,951)
Other	(1,130)	(3,811)	(3,979)

Gross deferred tax liabilities	(49,885)	(52,812)	(50,551)

Tax loss carryforwards	110,623	109,137	99,072
Valuation allowance	(71,731)	(67,290)	(64,441)
Notes and accounts receivable	1,002	946	653
Accrued vacations	398	312	385
Other provisions	2,306	1,613	2,374
Other	882	740	1,728

Gross deferred tax assets	43,480	45,458	39,771

Net deferred tax liabilities under US GAAP	(6,405)	(7,354)	(10,780)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (16.5% in 2003 and 17% in 2004) to US GAAP pretax income as a result of the following differences:

	Nine-month period ended September 30,		Year ended December 31, 2003
	2004	2003
		(unaudited)
	ThUS$	ThUS$	ThUS$
US GAAP pretax income
Chile	23,340	(3,962)	(12,145)
Foreign	11,815	(5,917)	(17,625)

Total	35,155	(9,879)	(29,770)

At statutory Chilean tax rates
Chile	3,967	(654)	(2,004)
Foreign	2,009	(976)	(2,908)

Total	5,976	(1,630)	(4,912)

Increase (decrease) in rates resulting from:
Foreign exchange differences	(1,127)	9,299	8,904
Non-taxable income	(2,924)	(876)	(949)
Non-deductible expenses	585	1,190	1,289
Adjustments of income tax provision of prior year	(938)	(268)	(278)
Other local income taxes	(2,333)	786	864
Difference between tax rate in Chile and foreign subsidiaries	(3,571)	1,265	2,966
Change in valuation allowance	7,290	(4,262)	(7,111)
Other	(296)	(128)	(322)

At effective tax rates	2,662	5,376	451

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c) The following methods and assumptions were used to estimate the fair value of each class of financial instrument at September 30, 2004 and 2003 and December 31, 2003 for which it is practicable to estimate that value:

•	For cash, time deposits, marketable securities, securities purchased under resale agreements, short-term bank loans, current accounts receivable and current accounts payable, the carrying amounts approximate fair value due to the short-term maturity of these instruments.

•	For long-term receivables, the fair values were estimated using the interest rate the Company could obtain on long-term time deposits with a term similar to the estimated collection period of the receivable.

•	For long-term time deposits, the fair values were estimated using interest rates available for time deposits with similar remaining terms.

•	For long-term bank borrowings, bonds and promissory notes, other long-term borrowings and other long-term liabilities, the fair values were estimated based on rates available to the Company for obligations with similar terms and remaining maturities.

•	For interest rate swaps, fair values were estimated based on quotes obtained from brokers for derivatives with similar terms and remaining maturities.

	September 30, 2004		At September 30, 2003		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets

Cash	19,130	19,130	25,822	25,822	19,609	19,609
Time deposits (short-term)	14,426	14,426	5,403	5,403	3,584	3,584
Marketable securities	936	936	119	119	302	302
Securities purchased under resale agreements	1,031	1,031	14,079	14,079	11,120	11,120
Accounts receivable (current)	143,492	143,492	102,718	102,718	114,671	114,671
Accounts receivable (long-term)	4,366	4,366	2,894	2,894	2,559	2,559

Liabilities

Short-term bank borrowings	81,439	81,439	103,871	103,871	102,099	102,099
Accounts payable (current)	58,326	58,326	50,259	50,259	51,182	51,182
Long-term bank borrowings (including current portion)	268,197	268,452	381,962	382,036	305,735	305,945
Bonds and promissory notes (including current portion)	302,602	310,007	206,943	199,934	309,775	306,836
Other long-term borrowings (including current portion)	2,088	2,088	4,704	4,704	1,067	1,067
Other long-term liabilities	15,759	15,759	7,394	7,394	8,436	8,436
Interest rate swaps	2,123	2,123	5,561	5,561	4,873	4,873

d) Concentration of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at September 30, 2004.

e) Segment information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Establishes standards for public enterprises to determine and report information about operating segments in their annual and interim reports. The “management approach” designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.

The Company has determined that the information used by the Company’s key decision makers for making operating decisions and assessing performance is based on geographical segments. The Company’s reportable geographical segments are United States-Terranova, Chile-Terranova, Brazil-Terranova, Venezuela-Terranova, Mexico-Terranova, Chile-Masisa, Argentina-Masisa Brazil-Masisa and Mexico-Masisa. Management views these segments as key components of the entity’s business and expects the segments to meet the quantitative thresholds in future years.

The Company measures its reportable segments and evaluates their performance based on operating income (loss), which includes inter-segment revenues and corporate expenses that are allocated to the operating segments. The Company is not dependent on any single customer. The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (see Note 2).

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table below presents sales information about reportable segments based on the location in which the sale is originated for the nine-month periods ended September 30, 2004 and 2003 and the year ended December 31, 2003:

September 30, 2004	United States Terranova	Chile Terranova	Brazil Terranova	Venezuela Terranova	Mexico Terranova	Chile Masisa	Argentina Masisa	Brazil Masisa	Mexico Masisa	Other (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	98,417	68,641	28,373	68,200	42,162	102,807	65,621	91,830	41,201	(130,796)	476,456
Operating income	5,118	7,573	6,078	4,110	1,489	9,529	9,493	28,457	4,097	(1,685)	74,259
Capital expenditures	70	10,630	—	3,460	6	7,818	3,233	6,465	1,646	48	33,376
Depreciation	536	4,103	2,581	7,962	206	8,262	6,041	5,246	721	103	35,761

December 31, 2003	United States Terranova	Chile Terranova	Brazil Terranova	Venezuela Terranova	Mexico Terranova	Chile Masisa	Argentina Masisa	Brazil Masisa	Mexico Masisa	Other (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	118,042	77,487	30,061	57,269	37,623	117,477	68,854	73,756	34,885	(135,333)	480,121
Operating income (loss)	1,722	3,352	765	(11,469)	(1,083)	10,006	4,443	12,867	(1,812)	2,808	21,599
Capital expenditures	383	11,924	1,198	3,335	29	10,856	3,498	9,153	2,453	80	42,909
Depreciation	742	6,142	3,297	7,544	274	11,482	8,119	5,317	893	33	43,843

September 30, 2003	United States Terranova	Chile Terranova	Brazil Terranova	Venezuela Terranova	Mexico Terranova	Chile Masisa	Argentina Masisa	Brazil Masisa	Mexico Masisa	Other (1)	Total
(Unaudited)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	91,665	58,960	22,109	36,083	26,310	85,654	50,065	51,214	24,783	(96,294)	350,549
Operating income (loss)	2,418	5,916	1,158	(8,527)	(431)	7,624	2,471	8,020	(1,142)	2,215	19,722
Capital expenditures	366	10,262	540	845	124	8,161	3,509	6,975	1,979	77	32,838
Depreciation	554	4,618	2,190	4,491	205	8,721	6,214	4,174	657	22	31,846

(1)	Other includes inter-company eliminations.

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents sales information based on the location to which the product is shipped and long-lived asset information by geographic area:

	Sales for the nine-months ended September 30,		Sales for the year ended December 31, 2003	Property, plant and equipment at September 30,		Property, plant and equipment at December 31, 2003
	2004	2003		2004	2003
		(unaudited)			(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Domestic:
Chile	78,296	67,569	87,305	605,714	605,956	588,605
Argentina	30,633	20,546	28,641	216,103	223,831	220,873
Brazil	70,758	53,712	76,026	269,771	265,950	269,173
Mexico	75,915	52,535	74,561	24,379	21,693	21,794
United States	138,706	98,671	131,360	10,629	13,664	13,493
Venezuela	31,274	14,497	23,288	300,957	320,266	306,005
Colombia	10,332	5,871	7,999	143	96	117
Foreign	40,542	37,148	50,941	18	63	42

Total	476,456	350,549	480,121	1,427,714	1,451,519	1,420,102

Foreign revenue in the table above includes sales from Chile, Mexico, Argentina, Venezuela and Brazil to other countries. Such amounts are detailed by major geographic area as follows, for the nine-month periods ended September 30, 2004 and 2003 and the year ended December 31, 2003:

	Nine months ended September 30,		Year ended December 31, 2003
	2004	2003
		(unaudited)
	ThUS$	ThUS$	ThUS$
Central and South America	11,670	8,190	22,069
Asia	24,731	27,269	24,731
Europe	4,141	1,689	4,141

Total export sales from Chile, Mexico, Argentina and Brazil	40,542	37,148	50,941

Export sales from Chile, Mexico Argentina, Venezuela and Brazil as a percentage of total sales	8.51%	10.55%	10.61%

TERRANOVA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Enterprise wide sales information based on the Company’s products follows:

	Nine months ended September 30,		Year ended December 31, 2003
	2004	2003
		(unaudited)
	ThUS$	ThUS$	ThUS$
Particle Board	94,047	72,515	100,576
MDF	158,752	111,046	154,588
OSB	43,608	16,540	27,652
Solid wood-doors	27,372	28,566	32,844
MDF Mouldings	20,987	11,792	16,589
Finger-Joint Mouldings	59,110	55,418	75,626
Sawn Lumber	39,688	27,944	37,196
Saw and pulp logs	17,739	12,726	16,009
Other products	15,153	14,001	19,041

Total	476,456	350,549	480,121

Report of Independent Accountants

on

Financial Statement Schedules

To the Board of Directors and Shareholders of

  Terranova S.A.

Our audits of the consolidated financial statements referred to in our report dated November 15, 2004 appearing in the Form F-4 also include an audit of the financial statement schedules listed in Schedule II on this Form F-4. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements as of September 30, 2004 and as of December 31, 2003 and 2002 and for the nine-month period ended September 30, 2004 and for each of the two years in the period ended December 31, 2003.

Santiago, Chile

November 15, 2004

Financial Statement Schedules

TERRANOVA S.A.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable – Reserves

Year Ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period
	(thousands of U.S. dollars)
December 31, 2003	3,114	954	(212)	1,043	4,899
December 31, 2002 (1)	783	3,100	(469)	(300)	3,114
September 30, 2004	4,899	1,170	(257)	202	6,014
September 30, 2003 (unaudited)	3,114	614	(33)	311	4,006

Inventories – Reserves

Year Ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period
	(thousands of U.S. dollars)
December 31, 2003	2,038	6,279	(3,381)	(6)	4,930
December 31, 2002 (2)	1,793	1,045	(603)	(197)	2,038
September 30, 2004	4,930	2,925	(3,424)	(30)	4,401
September 30, 2003 (unaudited)	2,038	4,422	(1,852)	166	4,774

(1)	Charge to cost and expenses of ThUS$ 3,100 includes ThUS$ 2,598 related to beginning balance of Masisa, a subsidiary consolidated as from July 22, 2002. See Note 2 c) to our consolidated financial statements.
(2)	Charge to cost and expenses of ThUS$ 1,045 includes ThUS$ 366 related to beginning balance of Masisa, a subsidiary consolidated as from July 22, 2002. See Note 2 c) to our consolidated financial statements.

S-1

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Terranova’s estatutos do not provide for the indemnification of directors and officers. Under Chilean law, when a director or officer of a corporation acts within the scope of his or her authority, the corporation will answer for any resulting liabilities or expenses.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description
3.1	Estatutos of Terranova, which include its Articles of Association.

4.1	Form of deposit agreement among Terranova, The Bank of New York and holders from time to time of ADSs issued thereunder, including the form of ADRs representing the ADSs.

5.1	Opinion of Carey y Cia. as to the legality of the securities being registered.

8.1	Opinion of Jones Day as to the U.S. federal income tax consequences of the merger.

8.2	Opinion of Carey y Cia. as to the Chilean tax consequences of the merger (included in Exhibit 5.1 to this Registration Statement).

10.1	Strategic Alliance Agreement, dated December 1, 2000, between Forestal Terranova S.A. and Premdor Inc. and Letter Agreement, dated January 12, 2001, between Premdor Inc. and Forestal Terranova S.A.

10.2	Lease Contract, dated January 12, 1989, between the Republic of Venezuela and Corporación Forestal Imataca, C.A.

21.1	List of Terranova’s subsidiaries.

23.1	Consent of PricewaterhouseCoopers as to Terranova.

23.2	Consent of PricewaterhouseCoopers as to Masisa.

23.3	Consent of Jones Day (included in Exhibit 8.1 to this Registration Statement).

23.4	Consent of Carey y Cia. (included in Exhibit 5.1 to this Registration Statement).

23.5	Consent of PricewaterhouseCoopers as to Masisa.

24.1	Power of attorney.

99.1	Masisa’s letter to shareholders proposing the merger.

99.2	Masisa’s notice of the meeting of Masisa shareholders to approve the merger.

99.3	Form of voting instruction card for the Masisa extraordinary meeting of shareholders (included as Annex A to the Information Statement/Prospectus).

99.4	Depositary’s Notice to Holders of Extraordinary Shareholders Meeting.

99.5	Consolidated Financial Statements of Terranova S.A. and Subsidiaries as of December 31, 2004.

99.6	Consent of J.P. Morgan Securities Inc.

Financial Statement Schedules

Schedule II of Terranova S.A. — Valuation and Qualifying Accounts

UNDERTAKINGS

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by person who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, State of Chile, on March 18, 2005.

TERRANOVA S.A.

By:	/s/ ALEJANDRO DROSTE BERTOLO
Alejandro Droste Bertolo Chief Financial Officer

By:	/s/ PATRICIO REYES URRUTIA
Patricio Reyes Urrutia General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Julio Moura	Chairman and Director	March 18, 2005

* Ronald Degen	Vice-President and Director	March 18, 2005

* Patrick A. Nielson	Director	March 18, 2005

* Juan Carlos Méndez González	Director	March 18, 2005

Jorge Carey Tagle	Director

* Enrique Seguel Morel	Director	March 18, 2005

* Gonzalo Zegers Ruiz-Tagle	Chief Executive Officer	March 18, 2005

* Alejandro Droste Bertolo	Chief Financial Officer (Principal Financial Officer)	March 18, 2005

* Rodrigo Saldivia	Chief Accounting Officer (Principal Accounting Officer)	March 18, 2005

* Cristián Bargsted	Authorized Representative in the United States	March 18, 2005

*By:	/s/ PATRICIO REYES URRUTIA	March 18, 2005
Patricio Reyes Urrutia
As Attorney-in-fact, pursuant to powers of attorney filed herewith or previously filed with the Securities and Exchange Commission

INDEX TO EXHIBITS

Exhibit Number	Description	Page
3.1	Estatutos of Terranova, which include its Articles of Association.

4.1	Form of deposit agreement among Terranova, The Bank of New York and holders from time to time of ADSs issued thereunder, including the form of ADRs representing the ADSs.

5.1	Opinion of Carey y Cia. as to the legality of the securities being registered.

8.1	Opinion of Jones Day as to the U.S. federal income tax consequences of the merger.

8.2	Opinion of Carey y Cia. as to the Chilean tax consequences of the merger (included in Exhibit 5.1 to this Registration Statement).

10.1	Strategic Alliance Agreement, dated December 1, 2000, between Forestal Terranova S.A. and Premdor Inc. and Letter Agreement, dated January 12, 2001, between Premdor Inc. and Forestal Terranova S.A.

10.2	Lease Contract, dated January 12, 1989, between the Republic of Venezuela and Corporación Forestal Imataca, C.A.

21.1	List of Terranova’s subsidiaries.

23.1	Consent of PricewaterhouseCoopers as to Terranova.

23.2	Consent of PricewaterhouseCoopers as to Masisa.

23.3	Consent of Jones Day (included in Exhibit 8.1 to this Registration Statement).

23.4	Consent of Carey y Cia. (included in Exhibit 5.1 to this Registration Statement).

23.5	Consent of PricewaterhouseCoopers as to Masisa.

24.1	Power of attorney.

99.1	Masisa’s letter to shareholders proposing the merger.

99.2	Masisa’s notice of the meeting of Masisa shareholders to approve the merger.

99.3	Form of voting instruction card for the Masisa extraordinary meeting of shareholders (included as Annex A to the Information Statement/Prospectus).

99.4	Depositary’s Notice to Holders of Extraordinary Shareholders Meeting.

99.5	Consolidated Financial Statements of Terranova S.A. and Subsidiaries as of December 31, 2004.

99.6	Consent of J.P. Morgan Securities Inc.